FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of September 2008
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____







GOLD FIELDS LIMITED

ANNUAL REPORT 2008

GOLD FIELDS LIMITED ANNUAL REPORT 2008



GOLD FIELDS VISION

To be a leading, globally diversified, precious metals producer through the responsible, sustainable and innovative development of quality assets.

GOLD FIELDS MISSION

Gold Fields is intent on achieving outstanding returns for investors with motivated employees committed to optimising existing operations and aggressively pursuing and developing additional world-class deposits, promoting mutually beneficial relationships and applying best practice technology.

GOLD FIELDS PROFILE

Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of 3.64 million ounces per annum from eight operating mines in South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and Swiss Exchange (SWX).

Scope of this report

This report provides an overview of Gold Fields' four South African and five international operations for the year ended 30 June 2008, on a Group and mine by mine basis. It details the company's financial statements, Mineral Reserves and Resources and looks ahead to the Group's prospects for F2009 as it expands its global footprint. The Sustainable Development (SD) section of the report covers the activities of our subsidiaries as well as parts of our exploration work for the year ending 30 June 2008.

for more information about this report please visit
www.goldfields.co.za

Section 1:
Overview

Section 2:
Sustainable Development

Section 3:
Financial Statements

A MESSAGE FROM THE CHAIRMAN



International developments continue to support our bullish outlook on the gold price.

Alan J Wright
Chairman

The year under review has been one of consolidation and challenges for Gold Fields, both in South Africa and internationally. Our greatest disappointment was the South Deep Mine accident in which nine of our colleagues – staff and contractors – tragically lost their lives. Coming at a time of heightened South African and international concern over mine safety, the incident contributed to what was already an unacceptable rise in fatal mine accidents across the Group.

In view of these very significant setbacks, it is nevertheless important to reiterate the encouraging overall trends in safety performance for both Gold Fields and the South African mining industry. Both have steadily reduced the total number of mine related fatalities to a third of the level two decades ago. We accept that, despite these efforts, Gold Fields continues to fall short of its goal of zero fatalities. We are nevertheless pleased that during the year, three operations – Driefontein, Beatrix and Kloof – achieved a million fatality free shifts. Equally Damang, St Ives and Agnew again operated without a fatality in F2008. Such achievements demonstrate that safe mining is a realistic target.

In F2008 the Group delivered an increase of 26 per cent in net operating profit to R6,015.2 million (US$827.3 million). This remarkable achievement in difficult circumstances is testament to the strength of our management and asset quality. It goes without saying that the higher gold price, which averaged US$816 per ounce during F2008, contributed significantly to the result. These results again reaffirm our strategy of remaining an unhedged producer.

International developments continue to support our bullish outlook on the gold price. Despite a recent surge in exploration expenditure globally, the delays in bringing new projects online remain. Thus production growth in South Africa, as elsewhere, is limited by a lack of new mining opportunities coming on stream in the near to medium future. This legacy of many years of continued under-investment in greenfields exploration continues, in the face of stable demand, to support a robust gold price. Demand for gold, fuelled in part by the continuous growth of the Chinese, Middle Eastern and Indian middle classes, will not be affected by rising global energy and food prices. Continued tension in the Middle East and instability in resource-rich African regions will, together with the maturing of the gold Equity Trading Funds (ETF) business, reinforce the role of gold as an eternal store of value.

This confirms the foresight of acquiring the South Deep project. Although skills shortages, the South African power crisis and labour issues have delayed the project, we remain confident that, once completed, South Deep will deliver stable and substantial production volumes over the long-term as our other South African operations mature over the next two decades.

By and large profitable growth in South African production can be sustained only through a focus on below-inflation cost containment and improved labour productivity in existing operations. It is in this context that our ability to develop South Deep in a way that realises synergies with our other West Rand assets, will remain core and sustain our South African business for years to come.

The Gold Fields share price saw significant volatility during the period under review, declining approximately 20 per cent from US$15.91 per share at the start of the year to US$12.65 at the end, and achieving a high of US$19.19 per share on 8 November 2007. This is particularly unsatisfactory performance when viewed against the background of gold prices which traded at over US$900/oz. There were several contributing factors to this performance, most notably investor dissatisfaction with the electricity and safety related disruptions to production in South

Africa, and the delay in the commissioning and capital over-run at the Cerro Corona project in Peru. Suffice it to say that the Board has made the required interventions which we trust will remedy the underperformance during F2008 of your company's share price, and we will continue to take such steps as we deem appropriate to release the value which we believe is inherent in the share.

We have seen pleasing progress with the projects designed to expand our long-term international production, such as the Tarkwa expansion. We continue to make good progress with the Cerro Corona project, which remains on track to deliver its first concentrate during the first quarter of F2009. Cerro Corona will not only contribute materially to the Group's future cash flow but, together with our JV with Buenaventura, secures a foothold for Gold Fields in a highly prospective gold province. This is in line with the Group's strategy of refocusing its exploration work to brownfields opportunities within established gold provinces where the likelihood of identifying payable deposits is already established.

As a result of the new direction that the Venezuelan Government has embarked on in nationalising certain resource assets, the Board decided to sell our holding in Choco 10 in October 2007, but to remain exposed to the potential of the Venezuelan goldfields through our equity stake in Rusoro, the new owner of Choco 10. Also in October 2007 we disposed of our stake in the Essakane project in Burkina Faso which, upon final analysis, was too small to meet our investment criteria.

Going forward there are two key challenges which the Group confronts in its South African base: power and people. January 2008 revealed the seriousness of the South African power crisis when key players in the mining sector, among them Gold Fields, were forced to shut down operations for up to five days. Since then we have continued to receive between 90 and 95 per cent of our pre-2008 power consumption. This continues to hold back our production. In addition, as a safety precaution, we have committed to the purchase of generating plants to ensure that, should power be lost for more than 24 hours, we will be able to bring all of our work force back to the surface.

Apart from the very direct negative impact on the country's economic growth, the Eskom power cuts are also a crisis of lost opportunities for the nation. A country such as South Africa with its enormous solar power potential has, for reasons unclear to most observers, so far failed to capitalise upon the opportunity for diversifying its energy sources to include a greater share of renewables. Since then, steps to curb domestic electricity demand, such as a shift to daylight savings time, better Eskom incentives for the mass installation of solar water heaters and other power-saving technologies/systems, have not been pursued with the rigour that the crisis demands. We have been working with Eskom through its demand side management (DSM) programme to put in place projects which have so far shifted more than 60MW of load out of peak demand periods, delivering savings of approximately R2 million a quarter. In addition, projects such as the conversion from diesel to battery power for underground locomotives will deliver long-term cost savings of R24 million per annum once completed. Additional projects are in the process of development or implementation. However, more remains to be done both within Gold Fields and at a national level so that the region's power supply can deliver what is needed for southern Africa's economy to achieve its potential.

The resilience of the South African economy and indeed the global resources sector continues to be challenged by the shortage of specialised skills. I am pleased to report that the Gold Fields Business Leadership Academy goes from strength to strength. At the same time the Group is exploring various innovative remuneration and benefit models appropriate to the regions in which it operates. These are designed to attract and retain skilled and experienced staff.

Gold Fields is in the process of changing its board composition with the departure of Patrick Ryan and Michael McMahon, who have served on the Gold Fields Board since May 1999. During their years of service they generously contributed their unrivalled knowledge and experience of the mining sector to the Board's deliberations and their wise counsel will be missed. We wish them both well in their future endeavours.

I am pleased to welcome Gayle Wilson and David Murray to the Gold Fields Board. They bring a wealth of international mining experience and we look forward to their contributions.

In March 2008, Ian Cockerill announced his intention to leave the Group to pursue an opportunity in the coal sector. Ian joined the Group in October 1999 as chief operating officer and managing director until June 2002, when he became chief executive officer. Under Ian's guidance, Gold Fields weathered the extended hostile but ultimately futile takeover bid by Harmony. He also oversaw the acquisition of Cerro Corona and South Deep and the expansion of the international operations. He leaves behind a larger, stronger and more global company. Ian's departure created the opportunity for restructuring the executive and as Nick Holland assumed the role of chief executive officer on 1 May 2008, Terence Goodlace, formerly head South African operations assumed his duties as chief operating officer for Gold Fields. In turn Vishnu Pillay was appointed executive vice president and head of South African operations while Glenn Baldwin has continued his role as executive vice president and head of international operations. Terence has since announced his intention to leave Gold Fields, for whom he has worked in various positions since 1998, as of 15 October 2008. We wish Ian and Terence well in their new endeavours and welcome the new members of the executive.

On behalf of the Board, I wish to express our thanks to the management and employees for their continued support and dedication which have sustained the Group through the challenges of the year.

To my colleagues on the Board I also extend my gratitude for the valued support and counsel during the past year. Together we can look forward with confidence to the year ahead.

Alan J Wright
Chairman

BOARD OF DIRECTORS



Alan J Wright (67)°
Chairman
CA(SA)
Mr Wright was appointed non-executive chairman of the Board on 17 November 2005. Prior to that, Mr Wright had been deputy chairman of Gold Fields since November 1997. Prior to September 1998, Mr Wright was the chief executive officer of Gold Fields of South Africa Limited. Mr Wright holds no other directorships.

Executive Directors



Nicholas J Holland (49)*
Chief Executive Officer
BComm, BAcc, Witwatersrand; CA(SA)
Mr Holland has been an executive director of Gold Fields since 14 April 1998 and became chief executive officer on 1 May 2008. He served as executive director of finance from April 1998. On 15 April 2002, his title changed to chief financial officer until 30 April 2008. He has 28 years' experience in financial management. Prior to joining Gold Fields, he was financial director and senior manager of corporate finance of Gencor Limited. He is also a director of Rand Refinery Limited.



Terence P Goodlace (49)*
Chief Operating Officer
National Higher Diploma Metalliferous Mining; BComm, Unisa; MBA, Wales
Mr Goodlace joined the Board on 1 May 2008 when he was appointed chief operating officer. Prior to this appointment, he was executive vice president and head of South African operations, senior vice president – strategic planning, senior manager for corporate finance for Gold Fields and manager at various Gencor Limited mines. He has more than 26 years' experience in the mining industry. Mr Goodlace resigned as a director and COO of the company with effect 15 October 2008.

Non-executive Directors



Kofi Ansah (64)°
BSc (Mech Eng) UST Ghana; MSc (Metallurgy) Georgia Institute of Technology, USA
Mr Ansah was appointed a director on 2 April 2004. He is a director of Ecobank (Ghana) Limited and Aluwoks Limited.



John G Hopwood (60)°
BComm, CA(SA)
Mr Hopwood was appointed a director on 15 February 2006. Previous experience includes being a director and head of the Mergers and Acquisitions division at Ernst & Young Corporate Finance, and he was an executive director of Gold Fields of South Africa Limited from January 1992 to September 1998. Mr Hopwood is a member of the Board of Trustees of the New Africa Mining Fund and chairman of the Fund's Investment Committee, and a non-executive director of Pan African Resources Plc.



Gill Marcus (59)*
BComm
Prof Marcus was appointed a director of Gold Fields on 14 February 2007. She served as a member of the ANC National Executive Committee from 1991 to 1999 and Member of Parliament from 1994 to 1999. Prof Marcus served as deputy minister of Finance from 1996 to 1999. She served as deputy governor of the South African Reserve Bank from 1999 to 2004. Since 2004, she has been Professor of Policy, Leadership and Gender Studies at the Gordon Institute of Business Science. From November 2005 to March 2007, Prof Marcus was executive chairperson of gold mining company Western Areas. In 2007 she was appointed non-executive chairperson of the ABSA Group. Prof Marcus also serves in a non-executive capacity on the board of the International Marketing Council, the Advisory Board of the Auditor-General and the Independent Regulatory Board for Auditors. She is patron of the Pretoria Sungardens Hospice and the Working on Fire Programme, a supporter of the Johannesburg Children's Home and a member of the Millennium Labour Council.



David N Murray OBE (63)°

BA Hons Econ; MBA (UCT)

Mr Murray joined the Board on 1 January 2008. He has more than 35 years' experience in the mining industry and has been chief executive officer of Rio Tinto Portugal, Rio Tinto Brazil, TVX Gold INC, Avgold Limited and Avmin Limited. He is also a non-executive director of Ivernia Inc.



Donald MJ Ncube (61)°

BA Economics and Political Science, Fort Hare University; Post Graduate Diploma in Labour Relations, Strathclyde University, Scotland; Graduate MSc Manpower Studies, University of Manchester; Diploma in Financial Management

Mr Ncube was appointed a director of Gold Fields on 15 February 2006. Previously, he was an alternate director of Anglo American Industrial Corporation Limited and Anglo American Corporation of South Africa Limited, a director of AngloGold Ashanti Limited as well as non-executive chairman of South African Airways. He is currently chairman of Rare Holdings Limited, chairman of Badimo Gas, executive director of Cincinnati Mining S.A., a director of Manhattan Operations Douglas, and he serves on the boards of various other companies.



Rupert L Pennant-Rea (60)°

BA, Trinity College Dublin; MA, University of Manchester

Mr Pennant-Rea has been a director of Gold Fields since 1 July 2002. He is chairman of Henderson Group plc and is a director of First Quantum Minerals, Go-Ahead Group, Times Newspapers Limited and a number of other companies. Previously he was editor of *The Economist* and deputy governor of the Bank of England.



Chris I von Christierson (60)°

BComm, Rhodes; MA, Cambridge

Mr von Christierson has been a director of Gold Fields since 10 May 1999. As a result of the takeover by Lundin Mining he stepped down as the chairman of Rio Narcea Gold Mines Limited on 18 July 2007. He is currently a director of Southern Prospecting (UK) Limited and Transdek (UK) Limited.



Gayle M Wilson (63)°

BCom, BCompt (Hons); CA(SA)

Mrs Wilson was appointed a director on 1 August 2008. She was previously an audit partner at Ernst & Young for 16 years where her main focus was on mining clients. In 1998 she was involved in AngloGold's listing on the NYSE and in 2001 she took over as the lead partner on the global audit. Other mining clients during her career include Northam, Aquarius, Avmin (later ARM) and certain Anglo Platinum operations. She is a non-executive director of Witwatersrand Consolidated Gold Resources Limited.

* Non-independent director
° Independent director

EXECUTIVE COMMITTEE



Nicholas J Holland (49)
Chief Executive Officer

BComm, BAcc, Witwatersrand; CA(SA)

Mr Holland has been an executive director of Gold Fields since 14 April 1998 and became chief executive officer on 1 May 2008. He served as executive director of finance from April 1998. On 15 April 2002, his title changed to chief financial officer until 30 April 2008. He has 28 years' experience in financial management. Prior to joining Gold Fields, he was financial director and senior manager of corporate finance of Gencor Limited. He is also a director of Rand Refinery Limited.



Glenn R Baldwin (36)
Executive Vice President: Head of West Africa and Australia

BEng (Hons) Mining

Mr Baldwin was appointed executive vice president: head of international operations on 1 April 2007. Prior to his appointment at Gold Fields, Mr Baldwin was the chief operating officer at Ivanhoe Nickel & Platinum Limited. After finishing his degree, Mr Baldwin spent seven years in Australia developing his mining skills. Coming to South Africa, he further developed his technical and operational skills in various roles within the Anglo American Group and thereafter as the vice president operations for Southern Platinum Limited.



Italia Boninelli (52)
Senior Vice President: Head of Human Resources

MA, Witwatersrand; PDLR, Unisa SBL

Mrs Boninelli was appointed to the position of senior vice president, human resources of Gold Fields on 8 January 2007. She is also the chairperson of the Gold Fields Leadership Business Academy. Prior to that, she was group human resources director of Netcare, the largest private healthcare organisation in South Africa. She previously held senior human resources, marketing and communications positions in Standard Bank and Sappi.



Jimmy WD Dowsley (50)
Senior Vice President: Corporate Development

BSc (Mining Engineering), Witwatersrand

Mr Dowsley was appointed as senior vice president, corporate development on 15 April 2002. Prior to this appointment, Mr Dowsley was general manager of corporate development. He also served as general manager of new business and as manager of the Mineral Economics Division of Gold Fields of South Africa Limited.



Cain Farrel (58)
Corporate Secretary

FCIS, MBA, Southern Cross University, Australia

Mr Farrel was appointed corporate secretary on 1 May 2003. Mr Farrel is past-president and a director of the Southern African Institute of Chartered Secretaries and Administrators. Previously, Mr Farrel served as senior divisional secretary of Anglo American Corporation of South Africa.



Michael D Fleischer (47)
General Counsel

Bachelor Procurationis, University of the Witwatersrand. Admitted as attorney of the High Court of South Africa in 1991 Advanced Taxation Certificate, University of South Africa

Mr Fleischer was appointed General Counsel in the Executive division with effect from 1 November 2006. Prior to his appointment, Mr Fleischer was a partner in the corporate services department at Webber Wentzel, a major law firm in South Africa, and has extensive experience in advising on mergers and acquisitions transactions in South Africa and worldwide (where transactions involve a South African element). Mr Fleischer has a wide range of experience in mergers and acquisitions, commercial transactions, mining law and Stock Exchange requirements. While in practice he was ranked as one of South Africa's leading commercial lawyers by Chambers Global (the world's leading lawyers for business).



Terence P Goodlace (49)

Chief Operating Officer

National Higher Diploma Metalliferous Mining; BComm, Unisa; MBA, Wales

Mr Goodlace joined the Board on 1 May 2008 when he was appointed chief operating officer. Prior to this appointment, he was executive vice president and head of South African operations, senior vice president – strategic planning, senior manager for corporate finance for Gold Fields and manager at various Gencor Limited mines. He has more than 26 years' experience in the mining industry. Mr Goodlace has resigned as a director and chief operating officer of the company with effect 15 October 2008.



J Willie Jacobsz (47)

Senior Vice President: Head of Investor Relations and Corporate Affairs

BA, Rand Afrikaans University

Mr Jacobsz joined the Gold Fields executive committee in June 2002 as head of investor relations, corporate affairs and sustainable development, the latter of which he relinquished in December 2007. He joined the Gold Fields Group in 1989 as head of the Gold Fields Foundation and has subsequently held various positions in the fields of transformation, corporate affairs, investor relations and sustainable development.



Tommy D McKeith (44)

Executive Vice President: Exploration and Business Development

BSc Hons (Geology), GDE (Mining), MBA , University of Witwatersrand in South Africa

Mr McKeith was appointed to the position of executive vice president: exploration and business development on 1 October 2007. Prior to this appointment Mr. McKeith was the chief executive officer of Troy Resources NL, an Australian junior gold producer. Before joining Troy, he worked for over 15 years with Gold Fields and its predecessors in various mine geology, exploration and business development positions. These included regional manager Australasia and vice president business development, based in Denver. Tommy is currently based in Perth.



Vishnu Pillay (51)

Executive Vice President: South African Operations

BSc, MSc at Maharaja Sayajirao University of Baroda, Gujurat, India

Mr Pillay was appointed executive vice president: head of South African Operations from 1 May 2008. He was formerly senior consultant, Mine Planning and Resources Management and apart from a brief period with the CSIR where he held the positions of executive director: CSIR Mining Technology and group executive: Institutional Planning and Operations, he has had 22 years of service with Gold Fields.



Paul A Schmidt (41)

Acting Chief Financial Officer

BComm, Witwatersrand; BCompt (Hons), Unisa; CA(SA)

Mr Schmidt was appointed acting chief financial officer on 1 May 2008. Prior to this appointment, Mr Schmidt was financial controller for the Group. He has more than twelve years' experience in the mining industry.

A MESSAGE FROM THE
CHIEF EXECUTIVE OFFICER



We will not mine if we cannot mine safely.

Nicholas Holland
Chief Executive Officer

INTRODUCTION

I took over as chief executive officer of Gold Fields on 1 May 2008, near the end of what can justifiably be viewed as one of the more challenging financial years since the inception of the company in 1998.

On the one hand F2008 was a year of consolidation as we advanced our growth projects towards completion, in an environment of extreme cost pressures and construction delays. On the other hand we had to deal with a number of particularly challenging operational issues at our existing mines, which contributed to an 8 per cent decline in attributable gold production to 3.64 million ounces during F2008.

However, despite the many challenges, F2008 also presented a number of key milestones which set Gold Fields on a course for improved performance during F2009 and the years beyond.

Foremost amongst these was the watershed that Gold Fields reached late in F2008 in its approach to safety. On my first day as chief executive officer, nine employees died tragically at the South Deep gold mine when the vent hole raise conveyance in which they were travelling became dislodged and fell more than 60 metres. This incident, together with several others through the year, brought the total number of deaths on our mines for the year to 47. As I assumed office, it was clear to me that we had reached a watershed in our approach to safety and that my prime and immediate responsibility to employees, their families and shareholders, was to demand a fundamental step change in our approach to safety. As a consequence, and with the full support of the Gold Fields Board, I announced on 7 May 2008 that we will not mine if we cannot mine safely. While the short-term impact of this policy will come at a high cost, I am confident that the long-term gains will substantially benefit our employees and shareholders alike. I expand further on the resulting safety interventions in the Health and Safety section below.

A second key milestone during F2008 was the significant progress made towards the completion of our growth projects. In particular,

the Cerro Corona Project in Peru was largely completed by the end of F2008. This mine is now in production and should reach full capacity by the end of December 2008, adding approximately 300,000 attributable gold-equivalent ounces per annum to the Gold Fields portfolio, and providing Gold Fields with a beachhead for further growth in South America. This new mine should prove to be highly cash generative for the Group, despite the significant cost over-runs and delays experienced during the construction phase. In Australia, the two new underground mines at the St Ives gold mine, Belleisle and Cave Rocks, were completed by the end of F2008 and should also build up to full production by the end of December 2008, helping to increase production in Australia to approximately 640,000 ounces per annum. In Ghana the expansion of the Carbon in Leach (CIL) plant at the Tarkwa gold mine is progressing to plan and should be in full production before Christmas this year, increasing attributable production in Ghana from 625,000 ounces of gold per annum to approximately 675,000 ounces of gold per annum.

On the operational front, in South Africa we were confronted by several interruptions in production resulting from safety stoppages at all of our mines throughout the year. This was compounded late in January when electricity supply to our mines was severely curtailed, resulting in the closure of all of our mines for a full week and reduced production for the remainder of F2008 as electricity supply was gradually restored and production again started to ramp up. As a result of the above factors, production from the South African mines decreased from 2.65 million ounces in F2007 to 2.42 million ounces in F2008. However, on the positive side, by the end of F2008, the electricity supply situation had stabilised, with both Driefontein and Kloof gold mines receiving an uninterrupted supply of approximately 95 per cent of their average historic electricity consumption, and Beatrix and South Deep gold mines approximately 90 per cent.

In Ghana, the Tarkwa and Damang gold mines were plagued in the first half of the year by significant electricity shortages as a result of a severe drought which limited the bulk power generation capacity of the Volta River Hydro Electrical System in that country. This was followed in short order by an exceptionally wet rainfall season (including a one in fifty year event) which caused extensive flooding throughout the region, including at our mine sites. Both of these events had a negative effect on production.

During the year Gold Fields sold its 60 per cent stake in the Essakane project in Burkina Faso to its joint venture partner in the project, Orezone Resources Inc., for US$150 million cash and shares amounting to 12.2 per cent of Orezone's issued shares. Similarly, in December 2007, Gold Fields sold all its Venezuelan assets, including the Choco 10 mine, to Rusoro Mining Limited for a consideration of US$180 million in cash and shares amounting to approximately 37 per cent of Rusoro's outstanding shares. These two deals realised value of US$615 million for Gold Fields, the cash proceeds of which was used to partially fund our growth projects in Peru and Ghana.

Despite an 8 per cent reduction in the Group's attributable gold production to 3.64 million ounces during F2008, and relentless inflationary pressures around the globe, the Group margin was virtually unchanged at 39 per cent when compared to the 40 per cent achieved in F2007. Net operating profit increased by 26 per cent to R6,015 million (US$827 million) and earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations increased by 28 per cent to R2,930 million (US$403 million).

Notwithstanding the relatively strong financial performance during F2008, Gold Fields (and its South African peer group of companies) has significantly underperformed its international peer group. The Gold Fields share price saw significant volatility, declining by approximately 20 per cent from US$15.91 per share at the start of the year to US$12.65 by year end and since the financial year end has declined further, in line with a global sell-off in gold equities. This is a particularly disappointing performance when viewed against a background of a gold price which gained approximately 40 per cent over the same period, from approximately US$650 per ounce to just over US$900 per ounce of gold.

To address this underperformance, and to release the value inherent in the company's share price, a short-term target and accompanying plan has been put in place to return Gold Fields to a four million ounce producer with strong cash flows during the third quarter of F2009.

In addition a medium-term target has been put in place through which Gold Fields would, over a three to four year period, be diversified into a truly global gold producer, restructured into four highly autonomous operating regions around the world. The executives in these regions will not only be responsible for the ongoing operations at each of the mines in these regions, but will also be directly involved in growth in each of the regions. This restructuring will also result in a smaller corporate office as key services and skills are redeployed to the various operating regions. In this new configuration, Gold Fields aims, within three to four years, to produce a million ounces each from the South American, West African and Australasian Regions, and approximately 2.3 million ounces from the South African Region per year. These targets are further expanded on in the strategy section of this report.

In summary, the core message in this report is that Gold Fields is committed to two fundamental deliverables during F2009: safety and shareholder value.

HEALTH AND SAFETY

As I indicated above, the most significant challenge and greatest disappointment during F2008 has been the death of 47 colleagues – staff members and contractors – who lost their lives in 30 separate accidents on Gold Fields' mines during the year. The Board and

management of Gold Fields extend their condolences to the families, friends and colleagues of the deceased and we will honour their memory by committing ourselves to making mining at Gold Fields safe.

To reaffirm Gold Fields' commitment to safety, I repeat the unqualified commitment which I made at the memorial service for the victims of the South Deep accident: "We will not mine if we cannot mine safely".

Following this statement on 7 May 2008, I have initiated a number of projects which, together, will set Gold Fields on a new "high road to safety".

In the first instance, the revised Health and Safety plans which all of the South African operations prepared and implemented in the second quarter of F2008 were reviewed for potential improvements, and re-energised during the fourth quarter of F2008. The full implementation of these revised plans will further enhance the Group's health and safety performance. I have increased the frequency of Full Compliance audits on all mines to at least one full audit per year. Initially, however, these audits will be done quarterly or half-yearly until we achieve the required level of compliance.

As part of the re-energising of the Health and Safety plans, and immediately following my appointment as chief executive officer, I went on a road show to all operations in South Africa during which I addressed our work force, which comprises approximately 50,000 employees in total, at mass rallies, promoting the new health and safety culture and seeking buy-in from employees at all levels in the organisation.

In February 2008 the Group's operational bonus system was changed to provide for an equal weighting between production and safety performance. After my appointment this principle was extended to all executive incentive remuneration as well, with approximately 30 per cent of executive bonus payments now linked to health and safety performance, including that of the chief executive officer.

A comprehensive review of all pillar and remnant mining across all operations was undertaken. Extensive work was done to reassess design criteria used to assess pillars and remnant areas before a decision is made to mine these areas. As a result of this review, pillar mining at Driefontein and Kloof has been reduced by 25 and 50 per cent respectively. The full extent of these reductions has been reflected in the guidance provided for F2009 elsewhere in this report, and having completed the review, no further reductions are expected.

DuPont International was commissioned to conduct a comprehensive, wall to wall safety audit across all operations in the Group. This project commenced at the South African operations at the end of May 2008, and is scheduled for completion by the end of October 2008, after which it will be extended to the international operations. The audit covers all aspects of our health and safety management systems, strategies and plans, and also includes a perception study with a sample size of 30 per cent of all of our employees across all levels of the organisation.

Following the tragic accident at South Deep, and with the increased focus on safety, a comprehensive review of the status of all infrastructure across all operations in the Group was initiated. This review identified a number of infrastructure installations at the South African operations that required remediation to improve safety. While most of these repairs were of such a nature that they could be completed in the normal schedule of planned maintenance, three instances required a suspension or curtailment of normal production while repairs and remediation were carried out. An external consultant was appointed to audit the Infrastructure Review and we expect to finish this audit by the end of calendar 2008.

- At South Deep the 95 2 West and 3 West access ramps were in urgent need of additional support. This project is scheduled for completion by the end of the first quarter of F2009. Production is expected to return to more normal levels of approximately 50,000 ounces per quarter from the start of the second quarter of F2009.

- At Driefontein it became apparent that the chronic backlog in secondary support at the high grade one tertiary, four and five shafts, which has plagued this mine for several years, represented an unacceptable risk. While the backlog at four and five shafts could be made up without an interruption in production, the one tertiary shaft backlog could not be eliminated in the normal course of business. As a consequence all production has been stopped in this area while the remediation work is undertaken. This project will be completed by the end of the first quarter of F2009.

- At Kloof it was determined that the steelwork in the Main shaft was in urgent need of rehabilitation due to extensive corrosion. As a consequence it was decided to limit hoisting from the shaft to one day per week for the remainder of the year, so that the shaft can be repaired. Main shaft normally handles approximately 60 per cent of all production at Kloof. During the next five months Kloof will lose approximately 30 per cent of its gold production. This rehabilitation is expected to be completed by the end of December 2008, after which production should be restored to closer to historical levels.

While these interventions will result in short-term production sacrifices, I am comfortable that we made the right decisions to withdraw from these areas while we make the required repairs. The long-term benefits to employees and shareholders alike will significantly offset the short-term losses, particularly as Gold Fields intends to operate the Driefontein and Kloof shafts for at least the next 15 to 20 years and the South Deep access ramps for significantly longer than that.

RESULTS

The Group's attributable gold production for the financial year ended June 2008 decreased by 8 per cent to 3.64 million ounces, from 3.97 million ounces for the prior year.

At the South African operations gold production decreased from 2.65 million ounces in F2007 to 2.42 million ounces in F2008. This was largely due to a number of safety related interruptions to production across all of our mines throughout the year, as well as the power disruptions late in January 2008, which brought the South African mines to a standstill for one week. As a consequence of these safety interruptions and the impact of the power disruptions, gold output from the South African mines was reduced by approximately 0.2 million ounces for the period under review. Driefontein and Kloof decreased by 9 per cent to 0.93 million ounces and 11 per cent to 0.82 million ounces respectively, mainly due to lower volumes mined. Gold production at Beatrix decreased by 19 per cent to 0.44 million ounces due to lower volumes mined combined with a low mine call factor (MCF). Part of this shortfall was offset by South Deep, control of which was acquired on 1 December

2006, which produced 0.23 million ounces in F2008 compared with 0.17 million ounces for the seven months ended June 2007.

At the international operations total managed gold production decreased from 1.58 million ounces in F2007 to 1.46 million ounces in F2008. In Ghana, Damang's gold production increased 3 per cent to 0.19 million ounces due to an increase of available high grade fresh ore tonnages mined and processed from the Damang pit cutback. Tarkwa was 7 per cent lower at 0.65 million ounces mainly due to exceptionally high seasonal rainfall during the year and lower grades. In Australia, St Ives decreased by about 14 per cent year on year to 0.42 million ounces. The decrease at St Ives was due to a reduction of high grade underground ore from Conqueror, closed at the end of F2007, and scheduled replacement ore from Cave Rocks and Belleisle not coming into production during the year as planned. At Agnew, the decrease of 4 per cent to 0.20 million ounces was due to lower grades at Waroonga's, Kim South and Main Lode.

Revenue increased by 18 per cent in rand terms (17 per cent in US dollar terms) from R19,434 million (US$2,699 million) to R23,010 million (US$3,165 million). The higher average gold price of R190,623 per kilogram (US$816 per ounce), compared with R147,595 per kilogram (US$638 per ounce) achieved in financial 2007, more than offset the lower production. Exchange rates had little effect on the gold price in rand terms as the rand/dollar exchange rate remained flat.

During F2008 the sustained demand for natural resources, in particular from growing economies such as India and China, and the resulting boom in mining activity for all commodities, continued to feed inflationary pressures across all mining jurisdictions globally, with little relief in sight. This general inflationary environment is unprecedented, with raw material price increases reaching an all time high. In South Africa certain steel products saw almost a doubling in cost while major cost increases were also seen in areas such as timber support, cyanide, fuel, copper cables and mill liner spares. At our international operations the greatest inflationary pressures were felt in areas such as fuels, grinding balls, explosives, cyanide, lime and repair and maintenance contracts. In addition, a common theme worldwide has been above inflation increases in labour costs as competition for scarce skills intensified, as well as increased demand for power which has led to power shortages and increased generation costs in virtually all jurisdictions, but especially in Ghana and South Africa.

Against this background, operating costs, including gold-in-process movements, increased from R11,694 million (US$1,624 million) in F2007 to R13,969 million (US$1,922 million) in F2008, an increase of R2,275 million (US$298 million) or 19 per cent. This increase was partly due to the acquisition of South Deep which was owned for the full year compared with only seven months during F2007, adding an additional R530 million (US$74 million) to costs. The year on year increase in costs, excluding South Deep, amounted to 15 per cent, with the majority of this due to the inflationary pressures described above. Costs were also impacted by the increase in volumes mined required to partially offset the decline in values mined, as recovered yields on average decreased from a combined average of 2.6 grams per ton to 2.4 grams per ton year on year for the Group.

Total cash costs for the Group increased from R86,623 per kilogram (US$374 per ounce) in F2007 to R111,315 per kilogram (US$476 per ounce) in F2008.

However, Gold Fields is not only focusing on total cash costs but also on Notional Cash Expenditure (NCE) per ounce. NCE is defined as operating costs plus capital expenditure and is reported on a per kilogram and per ounce basis. The objective is to provide the all-in costs for the Group and for each operation before greenfields exploration expenditure. The NCE per ounce is an important measure as it determines how much free cash flow is generated before taxation and greenfields exploration, which in turn addresses the demand of the investing community to generate real returns, rather than merely increasing resources, reserves and production that does not necessarily create value.

One of Gold Fields' key objectives is to reduce its NCE per ounce and increase its free cash flow. The NCE for the Group for F2008 amounted to R186,088 per kilogram (US$796 per ounce) compared with R135,379 per kilogram (US$585 per ounce) for F2007. These figures include all capital expenditure for growth projects and were high because of peak investment in growth projects. During F2007, US$76 per ounce of the NCE of US$585 per ounce was spent on new growth projects. During F2008 new growth projects accounted for US$165 of the NCE of US$796 per ounce.

Net operating profit increased from R4,777 million (US$663 million) in F2007 to R6,015 million (US$827 million) in F2008, with the Group benefiting from the higher gold price in all currencies.

After accounting for taxation, sundry costs, exceptional items which included the sale of Essakane and Choco 10, and restructuring costs at South Deep, net earnings were R4,458 million (US$613 million) for F2008, compared with R2,363 million (US$328 million) in the prior year. Earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and discontinued operations amounted to R2,930 million (US$403 million) in F2008 compared with R2,298 million (US$319 million) in F2007.

STRATEGY

Over the past six years Gold Fields has developed a simple yet effective strategy premised on the three basic pillars of:

- Operational excellence;
- Growing Gold Fields; and
- Securing the future.

Shortly after I assumed the role of chief executive officer, the Group executive committee and the Board engaged in a process to determine if this strategy remained valid. The conclusion was that, while the broad strategy remained robust and appropriate, a number of strategic adjustments had to be made.

- The first and most fundamental of these adjustments was the step change in our approach to safety, described in the Health and Safety section above.

- The second adjustment relates to our approach to cost management and the introduction of NCE as a new metric to drive free cash flow in the Group, as described above. The completion of our growth projects would increase our production profile, improve our cash costs on a Group basis and, together with the consequent lower capital expenditure, reduce our NCE per ounce.

- The third adjustment relates to the Gold Fields franchise of "a few, large, high quality, long life assets", and our criteria for the selection of growth projects to maintain this franchise. Previously our growth strategy was driven by the "Rule of Fives" – five million ounce deposits with potential for annual production of 500,000 ounces. During the strategic review it was concluded that the shortage of new five million ounce deposits, would make sustained growth virtually unattainable, as very few such deposits are discovered despite combined annual exploration expenditure of more than US$4 billion by the industry. As a consequence it was decided that, while we would continue to aspire to the "Rule of Fives", we would lower the hurdle for new projects to the "Rule of Two's" as described in the Exploration and Business Development section on page 13 and 14. Allied to this we would be prepared to consider projects with a higher risk profile, in return for superior returns, which in turn could translate into a larger portfolio of mines, as well as multi-commodity targets such as additional copper-gold porphyries and gold-silver type deposits, capable of relatively low cost operations.

- Gold Fields will, however, remain predominantly a gold company but would be prepared to consider other metals, provided they are mined in conjunction with gold. Only under exceptional circumstances would Gold Fields consider mining other metals with no contained gold.

In support of these adjustments, and in order to facilitate the release of value implied by the underperformance of Gold Fields' share price during the past year, referred to in the Introduction on page 9, we have put in place a short- and medium-term target for the Group.

Short-term target
Gold Fields aims, during the third quarter of F2009, to again be a four million ounce producer on an annualised basis, at a NCE of approximately US$725 per ounce of gold produced, provided, of course, that our current assumptions on inflation hold true. This is expected to be achieved, within this timeframe, through the completion and ramp-up to full production of the Cerro Corona gold mine in Peru, the CIL plant expansion at Tarkwa, the commissioning of the new Belleisle and Cave Rocks underground mines at St Ives in Australia, as well as the completion of the rehabilitation projects at Driefontein, Kloof and South Deep, and the subsequent ramp-up of production in South Africa back to an annualised rate of approximately 2.3 million ounces.

Although Cerro Corona experienced a series of delays during its four year construction, the first rock was milled in July 2008 and concentrate shipments are scheduled to commence in September 2008. Steady state managed production at an annualised rate of 375,000 ounces, at a NCE of approximately US$587 per ounce, is expected to be achieved during the third quarter of F2009. Over the life of the mine, NCE per ounce is expected to be below US$400 per ounce in today's money. The Tarkwa CIL plant expansion will increase mill throughput capacity from 450,000 tons per month to one million tons per month, and divert material that would previously have gone to the heap leach pads, to the plant. This will raise recoveries from approximately 70 to 95 per cent and increase managed production at Tarkwa by approximately 80,000 ounces per annum to approximately 750,000 ounces per annum. It needs to be borne in mind that over the past year, Cerro Corona and Tarkwa consumed capital expenditure of US$438 million. At St Ives the new Cave Rocks and Belleisle underground mines are scheduled to reach full production by the end of 2008, adding approximately 60,000 ounces to Group production on an annual basis.

Medium-term target
The medium-term target is, within a three to four year period, to reorganise, diversify and grow Gold Fields into a truly global gold producer, with approximately one million ounces of gold equivalent production, either in or close to production, from each of the South American, West African and Australasian Regions, and approximately 2.3 million ounces from the South African Region.

This new medium-term target replaces our 2003 objective of adding an additional 1.5 million ounces of international gold production per annum by 2009. Although approximately half of that target has been achieved, the deeper issue remains that certain investors continue to view Gold Fields predominantly as a South Africa-centric company, with a few international mines added on rather than as a truly global company. In order to be recognised as a globally diversified company, and to attract the superior ratings generally afforded such companies, Gold Fields has begun the process of restructuring the Group into four largely autonomous regions – South Africa, West Africa, South America and Australasia. Each of these regions will be led by a strong, entrepreneurial, and appropriately resourced and incentivised management team, tasked with running the mines safely and efficiently, as well as driving and being significantly involved in the growth of the business within each of the regions. The current corporate office will reduce in scope and size to serve as a 'brains trust', focused on Group strategy, the allocation of capital, and strategic guidance to the regions. The corporate office will be reduced by redeploying resources to the regions rather than through large-scale retrenchments.

In addition, with Cerro Corona we have entered the copper business. While our focus will always remain predominantly gold, we will also seek multi-commodity targets such as copper-gold porphyries and gold-silver type deposits, capable of low cost operations.

We will also seek to realise value from other minerals within our portfolio, such as the nickel resources at the St Ives gold mine in Australia and the uranium resources at our mines in South Africa, all of which can be brought to account for the benefit of shareholders.

It is estimated that we have in excess of 50 million pounds of uranium and approximately four million ounces of gold contained in historical tailings dams across Driefontein, Kloof and South Deep mines on the West Rand in South Africa. In addition, at Driefontein alone, we have in excess of 14 million pounds of uranium contained in tailings from current and future mining horizons. Work to determine how best to unlock the value inherent in this resource is at an advanced stage, and we will be in a position to make a decision on how best to unlock this value for the benefit of our shareholders during the second half of F2009.

COST MANAGEMENT
As mentioned in the results section on page 10, during F2008 the sustained demand for natural resources, in particular from growing economies such as India and China, and the resulting boom in mining activity for all commodities continued to feed inflationary pressures across all mining jurisdictions globally. There is little relief in sight. While the re-emergence of inflation worldwide is likely to have some impact on general consumption, consumer demand from the major developing economies of the world is likely to sustain this upward pressure on commodity prices and, consequently, on mining input costs. The Industry will continue to be affected by inflationary cost impacts on mining services and skills, while consumables such as cyanide, cement, timber and steel will continue to be in tight supply.

To mitigate these cost pressures, Gold Fields has, since 2003, implemented a number of cost savings projects such as Project 100

and Project 100+, which consist of a large number of discrete projects focused on the elimination of inefficiencies and inward investments in cost reduction, as well as the Project Beyond Integrated Strategic Sourcing and Procurement Project. Combined total cost savings and cost avoidance delivery from these interventions during F2008 amounted to R152 million. Going forward, Group savings initiatives will focus particularly on improved product quality, product substitution, and consumption optimisation through a global procurement strategy, while maintaining the momentum of the Project 100+ interventions across all operations.

SOUTH AFRICAN ROYALTY BILL
The Mineral and Petroleum Resources Royalty Bill was introduced into Parliament by the Minister of Finance on 26 June 2008. National Treasury released an exploratory memorandum relating to the Bill on 20 August 2008 for final comment. The Bill takes into account numerous comments and workshops held between the industry and National Treasury, resulting in significant changes. The previous formula has been amended to take into account the capital intensive nature of certain mining operations, especially in the gold, oil and gas sectors. This resulted in the formula being changed from a previous EBITDA to EBIT (with 100 per cent capital expenditure taken into account in the calculation of EBIT). A cap of 5 per cent has also been introduced for refined minerals (gold and platinum) with a surcharge add-on in the formula of 0.5 per cent. The royalty percentage determined is applied to gross revenue for the gold sector. Based on the proposed formula the rate for Gold Fields, if applied to the results for F2008, would have been in the region of 2 per cent of revenue. The Bill comes into effect on 1 May 2009.

SUSTAINABLE DEVELOPMENT
During the year under review we significantly enhanced our efforts aimed at maintaining our social licence to operate by consolidating all of our sustainable development activities into one over-arching sustainable development framework for the Group. This framework reflects our commitment to the broad concept of sustainable development as it applies to a modern, global mining company, and incorporates all of the principles for sustainable development as espoused by the International Council on Mining and Metals and the Global Compact, of both of which Gold Fields is a member.

Some of the Group's achievements for the year include the maintenance of our certifications in respect of our environmental and health and safety management systems; certification to the International Cyanide Management Code at our Tarkwa and Damang operations in Ghana; and receiving awards for our contributions to environmental education in South Africa. In addition we increased our contributions to socio-economic development in Ghana, and made substantial contributions to local economies through our procurement practices, including an increase in procurement spend with HDSA companies in South Africa, from approximately R1.4 billion in F2007 to R1.8 billion in F2008. In Peru, the significant and sustained investment in and engagement with local stakeholders allowed us to bring the Cerro Corona project through the initial approval and ultimately, the construction phase, with the involvement and support of our stakeholders. They assisted us in integrating sustainable development considerations into the decision making process throughout.

During the coming year we intend to further improve our performance in this important facet of our business. For more information on our sustainable development performance, please refer to the sustainable development section of this report, which has been tailored to support our commitment to the sustainable development principles of the International Council on Mining and Metals and the Global Compact.

CORPORATE DEVELOPMENT AND PROJECTS

Following the completion of the bankable feasibility study and a review of the geological model for the Essakane project in Burkina Faso, West Africa, Gold Fields determined that the project did not meet its investment criteria. Consequently Gold Fields sold its 60 per cent stake in the project to its joint venture partner in the project, Orezone Resources Inc., for US$150 million in cash and shares amounting to 12.2 per cent of Orezone's issued share capital.

Similarly, in December 2007, Gold Fields sold all its Venezuelan assets, including the Choco 10 mine, to Rusoro Mining Limited for a consideration of US$180 million in cash and shares amounting to approximately 37 per cent of Rusoro's outstanding share capital.

EXPLORATION AND BUSINESS DEVELOPMENT

During F2008, the Group spent US$51 million on near mine or brownfields exploration and US$45 million on greenfields exploration – a total exploration spend of US$96 million.

During the year, the sale of Essakane and the Venezuelan assets, as well as the progress of Cerro Corona to an operational phase, has temporarily cleared our pipeline of advanced stage projects. As a result, and in support of the refined growth strategy discussed in the strategy section above, the exploration effort was refocused to achieve a quicker turnover of projects along the project pipeline. We will achieve this through a redeployment of exploration capacity and increased drilling expenditure focused on fewer, more prospective locations with established potential in a limited number of gold and mineral provinces. Specifically in support of the regionalisation strategy discussed in the Strategy section above, there will be an expanded focus on near mine exploration around our existing operations where significant potential remains.

In addition the project hurdle was reduced to the "Rule of Two's", meaning projects with two million ounces of gold-equivalent reserves in sight, and capable of delivering 200,000 ounces of gold-equivalent production per annum, as well as multi-commodity targets such as copper-gold porphyries capable of low cost operations. Although this might mean the addition of smaller projects by size, the focus will always be on quality so that new projects improve the quality of the portfolio by providing higher margins and improved returns.

There is a shortage of new discoveries and quality projects worldwide – particularly in the mature gold districts. Therefore the Group will pursue a strategy which will see it entering areas of potentially higher political risk, but with significantly higher potential for discovery and returns. The Group will seek to contain its exposure to these areas by entering into joint ventures with, or through equity holdings in, junior partners, as well as balancing the portfolio with projects in more established locations.

Greenfields exploration

At the 80 per cent owned Kisenge project in the south of the Democratic Republic of the Congo (DRC), Gold Fields has completed drilling programmes at the Kajimba, Mpokoto, Lugenda, Weji and Katombe targets. At Kajimba and Mpokoto drilling has outlined a large 10 kilometre by 10 kilometre target area of broad low grade gold mineralisation where follow-up drilling will be undertaken to delineate

the extent of possible economic mineralisation. Aeromag, reconnaissance stream sediment and soil sampling surveys were completed over the entire exploration licence area, highlighting numerous additional targets for follow-up and drilling during F2009. The Kisenge Mining Convention, like others in the DRC, is subject to the country-wide review by the Ministry of Mines. Our joint venture partners have responded to all questions raised in a Notification Letter received in February 2008 and are awaiting feedback from the authorities.

In Kyrgyzstan, 5,840 metres of drilling was completed at the Talas project. Drilling has outlined a large, low grade gold-rich porphyry system. Over 90 kilometres of induced polarisation geophysics was completed on various targets during the year, which demonstrates the possible extension of the mineralised system under shallow cover. Gold Fields completed a further C$5 million placement in Lero Gold, now Orsu Metals Corporation (TSX: "OSU" and AIM: "OSU"), bringing its stake in Orsu to approximately 2.5 per cent, and can exercise its option to earn up to a 70 per cent interest in the project by providing funding of up to C$20 million.

In Northeast Queensland in Australia, Gold Fields entered into the Mt Carlton regional joint venture agreement with Conquest Mining Limited (ASX: "CQT") which gives Gold Fields the opportunity to earn into a 51 per cent stake in eight exploration tenements surrounding Conquest's Silver Hill discovery. Geophysical and geochemical surveys were completed across most of the tenements, highlighting numerous targets for drill follow-up during F2009. Initial results for the Powerline Target have been encouraging and a follow-up drilling programme is underway. During the year Gold Fields increased its holding to 19.1 per cent equity interest in Conquest Mining.

During F2008 Gold Fields completed a placement in Sino Gold Limited (ASX: "SGX") which increased Gold Fields' ownership to 19.9 per cent. Gold Fields and Sino Gold also agreed to reduce the project entry hurdle in its China-wide exploration alliance to three million ounce targets, down from five million ounces, substantially broadening the scope of the alliance. The alliance has begun negotiating various prospects of which the Bengge joint venture, focused on a copper-gold porphyry in the Yunan province, is the most advanced.

At the Sankarani joint venture project in Mali, operated by partner Glencar Mining plc (AIM: "GEX"), litho-geochemical sampling and airborne surveys have been completed over the three exploration licences with encouraging results. With the completion of this programme, Gold Fields has earned a 51 per cent interest in the joint venture.

In addition, Gold Fields continues its work on eight other greenfields projects, including the Delamarian project in South Australia, the Dominican Republic joint venture with GoldQuest Mining Corp (TSX-V: "GQC") and various joint ventures in New South Wales with Clancy Exploration Limited (ASX:"CLY"), where aircore and diamond drilling continues to deliver promising results.

Brownfields and near mine exploration

In Australia, drilling at St Ives continues to delineate the very significant resource potential of the site. A number of exciting new discoveries, including Athena-Hamlet, were made this year and will hopefully be brought into resources over the coming years. However, conversion to reserves remains a challenge due to an onerous royalty burden and high costs in the Australian mining environment.

At Agnew, a highly prospective two million ounce underground resource position is emerging at the Waroonga Complex and the Group is planning a phased increase in drilling at the site. There is significant potential to increase resources and reserves at this site due to its high grade character.

In South America, at the Consolidada de Hualgayoc joint venture with Compania de Minas Buenaventura SA (NYSE: "BVN"), a number of targets have been drilled with encouraging results. Helped by our growing understanding of the Cerro Corona deposit, the collating of regional data sets under this project for the first time allows a more holistic assessment of the potential of this historical mining district.

In Ghana, in the Tarkwa-Damang vicinity, work continues on expanding and delineating the resource potential of the area. An increased focus on near mine exploration will be maintained during F2009 with the Abosso Deeps feasibility study expected to be completed by mid 2009.

MANAGEMENT CHANGES

F2008 saw the end of an era when Ian Cockerill left Gold Fields after nine years with the Group, the last six of which he served with distinction as chief executive officer. During his tenure Ian very firmly established Gold Fields as an independent, global gold producer, growing our operational footprint in South Africa, West Africa and South America. He left many friends behind and is remembered, amongst others, for his decisive and inspirational leadership. I took over from Ian as chief executive officer on 1 May 2008.

F2008 also saw a number of other senior executive changes. John Munro, who was head of corporate development, left at the end of April to pursue a private business opportunity. Terence Goodlace, who was appointed as chief operating officer simultaneous with my appointment as chief executive officer, regrettably had to resign for very personal reasons at the end of July, after having been in his new position for only three months. He will leave Gold Fields at the end of September 2008. Both John and Terence were career men at Gold Fields, each having served more than 20 years in the Group. Both joined Gold Fields Limited at its inception in 1998 from its predecessor companies, and have since then served in a variety of senior management and executive positions. John and Terence both made an indelible impression on Gold Fields and have helped to shape it into the company that it is today.

While the departure of three highly valued senior executives within a relatively short space of time is a setback, it does offer the organisation a valuable opportunity for renewal and growth. Under Ian's leadership Gold Fields prided itself on its bench-strength and he carefully nurtured the depth of leadership within the organisation. As a consequence we were able to fill all of the executive vacancies with strong internal candidates.

Jimmy Dowsley, who was previously responsible for new business, took on the additional role of corporate development from John, while I assumed direct responsibility for corporate strategy.

In addition, and in line with our new regionalisation strategy described on page 11, we have decided not to retain the position of chief operating officer, but to let the respective heads of the South African and international operations report directly to the chief executive officer. As a result, Vishnu Pillay, who headed up the South African operations, and Glenn Baldwin, who headed up the Ghanaian and Australian operations, both previously reporting to Terence, are now responsible for the South African and international operations respectively, reporting directly to me. A near-term critical success factor for this new regionalisation strategy is to staff both the South African and the international operating groups with the appropriate senior executive skills to support Vishnu and Glenn in their new roles.

THE GOLD MARKET

At Gold Fields we are firmly of the opinion that the fundamentals that have underpinned the gold market for the past number of years, remain firmly in place. In particular, global new mine supply continues to decline year on year despite the raft of "new projects" continuously presented by producers to the market, while demand for jewellery fabrication continues to absorb all mine supply. Global gold reserves, which continue to decline by approximately 70 million ounces per year, are depleted at a rate that outstrips new discoveries by an order of magnitude, contributing to the growing scarcity of the metal. Added to this are the well-known woes of the declining US dollar, widespread socio-political instability across the globe, continued de-hedging by producers, global inflationary pressures, and a seemingly insatiable demand for gold from countries such as Vietnam, China and India. However, one of the most significant underpins to the price of gold, we believe, is the real all in cost of producing an ounce of gold, or NCE per ounce of gold, which we estimate to be in the order of approximately US$800 per ounce. We are of the opinion that this provides a natural long-term floor for the price of gold. While one can be almost certain that gold would from time to time test this level on the downside, it would almost inevitably move higher over the longer term.

DIVIDEND

During the year under review Gold Fields continued its long tradition of paying dividends, maintaining its position as one of the highest dividend payers in the industry. Due to the uncertainty regarding electricity supply for the South African operations, the Board decided, notwithstanding the company's dividend policy, to delay the declaration of an interim dividend. Once the power situation had stabilised, an interim dividend of 65 cents per share was declared payable on 2 June 2008. A final dividend of R1.20 per share for the full year was declared payable on 25 August 2008.

CONCLUSION

At the end of a particularly challenging year I would like to thank all of the employees of Gold Fields and their families for their support and, in particular, for their dedication to Gold Fields despite very challenging and trying times experienced during the past year. I am equally grateful to the many and diverse stakeholders of Gold Fields who have welcomed me into my new position and have offered their support and understanding.

I thank the chairman and the Board of Directors for having afforded me the opportunity to lead Gold Fields through arguably the most challenging yet exciting times in its history.

I am confident that, with the support of all the people with an interest in Gold Fields, F2009 will be the beginning of a new era for us all.

Nicholas Holland
Chief executive officer

PERFORMANCE MEASUREMENT 2008 OBJECTIVES VERSUS ACTUAL

Objectives	Achieved	Comment
To mine safely	Not achieved on all mines. During the year, the Group suffered 47 fatalities. Gold Fields' South African operations continued to improve its overall safety performance with a reduction of the lost day injury frequency rate (LTIFR) to 7.8 for F2008 (10.7 F2007). Agnew achieved an LTI-free year while Kloof, Driefontein and Beatrix all achieved 1 million fatality free shifts, demonstrating that safe working can be achieved in deep level gold mines.	Each operation was required to submit new health and safety plans to serve as the foundation for a more holistic approach to workplace safety that includes employee well-being, and long-term improvements in the conformance levels to the Full Compliance Programme, and the review of the risk rating of each work area. Over 28,000 staff received additional training in various safety programmes. Mining of certain shaft pillars has been discontinued until it can be done safely. The incentive bonus system was restructured to create a balance between production and safety performance in the bonus calculation.
To advance Tarkwa, St Ives and Cerro Corona capital projects to allow ramp up to planned full production in the F2009	While the Tarkwa mill expansion project remains on track, weather and scarcity of competent rock material for construction purposes delayed the Cerro Corona project. Water intersections and difficult working conditions delayed the commissioning of Belleisle at St Ives.	Tarkwa is on track for annualised production of 750,000 ounces per annum by calendar year end 2008. The first concentrate from Cerro Corona is scheduled to be shipped during the first quarter of F2009. St Ives' two new underground operations – Cave Rocks and Belleisle – scheduled to reach full production during Q2 F2009.
To increase the development rates of the South African operations	Development rates at the South African operations continued to improve during the year, adding to mining flexibility.	For F2009 R1,349 million is forecast to be spent on increasing ore reserve development at all South African operations.
To develop and implement further strategies to attract and retain skilled labour	Retention of critical specialist skills is being addressed through focused career information to existing employees, increased mentoring and active individual development plans for targeted categories, increased development opportunities for all skilled employees, and remuneration standardisation for job categories rather than job grades. This has led to the Group paying in the upper 75th percentile of marketplace rates for scarcer skills. In addition, the Group is revisiting the employee value proposition through investment in housing and employee sports facilities.	Group education and training infrastructure is centralised within Gold Fields Business Leadership Academy (GFBLA) which has not only worked successfully to address many of the Group's training needs but is, on a commercial base, contributing significantly to the national skills base in a way that should reduce poaching pressures on the Group in key technical line functions. This approach has also allowed us to realise better economies of scale in the various training initiatives of GFBLA. At the same time GFBLA staff continue to engage with all stakeholders and regulators to ensure that the training curriculum becomes ever more relevant while its outreach programmes into schools also seek to increase awareness of the mining career opportunities among communities previously not exposed to mining. Such outreach programmes to universities and business schools, as well as partnering with agencies and headhunters, assist in securing a pipeline of skills.
To contain costs in line with inflation	Notional cash expenditure (NCE) for the Group increased from US$585 per ounce for F2007 to US$796 for F2008 as a result of reduced production, increased capital expenditure on growth projects and above-inflation price increases for key inputs such as skilled labour, steel, cyanide and fuel.	The sustained demand for natural resources and energy of all kinds has created real scarcity, driving double-digit inflation for key inputs such as fuel, steel, timber and cyanide. Group strategic sourcing and integrated supply chain initiatives continue to limit the inflationary impact in areas such as cost steel sections and crusher feed. Projects such as the Tarkwa tyre-retread JV continue to be explored to generate commercial opportunities that complement cost containment.

A MESSAGE FROM THE CHIEF OPERATING OFFICER



Safe production is the only way forward.

Terence Goodlace
Chief Operating Officer

SAFETY, HEALTH, ENVIRONMENT AND COMMUNITIES

The year under review saw Gold Fields' operations continue to improve their overall safety performance with reductions in many of the key metrics, but fatalities remain a key concern for us. The F2008 lost time injury frequency rate (LTIFR), the days lost injury frequency rate (DLFR) and the serious injury frequency rates (SIFR) were at all time lows of 7.57 per million hours worked (F2007: 10.47), 260 per million hours worked (F2007: 322) and 4.0 per million hours worked (F2007: 5.5) respectively. However, during the year under review, Gold Fields lost 47 colleagues in 30 fatal accidents. It is a matter of concern that in six fatal accidents 22 people lost their lives and this cannot and will not continue. The worst of these incidents was the South Deep tragedy on 1 May 2008 where nine colleagues lost their lives when the conveyance in which they were travelling plunged 60 metres to the bottom of a raise hole. It is also disappointing to report three fatalities in two accidents at Tarkwa and one fatality at Cerro Corona during the year. During F2008 the Group's overall Fatal Injury Frequency Rate (FIFR) increased to 0.29 per million hours worked (F2007: 0.19).

On behalf of everyone at Gold Fields I wish to add my sincere condolences to the families and friends of those who have died. We will and must honour their memory by committing ourselves to mining safely, or not at all.

On the positive side, the Australian operations continue to deliver exceptional safety performances with, specifically, Agnew not having had a single lost time injury during the year. The Damang mine in Ghana has also improved its safety performance and did not have a single lost time injury during the second half of F2008. At the South African operations it was also pleasing to see safety programmes realise their goals, with a million fatality free shifts at each of Kloof 7 shaft, the Beatrix West section, the Driefontein complex and the Kloof complex. This demonstrates that safe working can be achieved in deep level gold mines and we recognise that there are some exceptional people in the Group who are totally committed to high levels of safety performance.

During F2008 each mine in South Africa was required to completely revisit health and safety plans and lay the groundwork for a more holistic approach to workplace health and safety. This includes employee well-being, long-term improvements in conformance with the Full Compliance Programme and greater clarity among staff about behaviour and conditions that will under no circumstances be tolerated. Part of this exercise included the re-training of over 28,000 South African staff in various safety programmes and a review of the risk ratings in work areas. The latter, for example, has led to the decision, primarily at Driefontein and Kloof, to discontinue the mining of "higher risk" pillars until such time as this can be done safely. One key change made in F2008 was the equalising of production and safety performance in incentive calculations and the introduction of leading safety indicators for supervisors and managers. Going forward, bonus calculations for all operational staff will be based in equal measure on production and safety performance.

As a result of peer national safety performance during the first quarter of F2008, the South African Government announced an industry-wide mine safety audit – also called the Presidential Audit initiative – which commenced in late 2007. Gold Fields operations had been audited by the end of F2008, and the Group awaits the publication of the results for itself and all audited peer operations. Any lessons learnt or opportunities to improve will be considered and implemented.

Gold Fields continues to work towards the targets of the Mine Health and Safety Council (MHSC) set by the industry in conjunction with the Department of Minerals and Energy in South Africa. These targets are aimed at reducing, over time, workplace exposure to noise and dust and the compensation claims that could result from such exposure.

All operations, other than South Deep and Cerro Corona, continue to improve environmental performance and they have maintained their ISO 14001 certifications. South Deep and Cerro Corona are making progress towards implementing environmental systems that can be certified in F2009. Considerable progress has also been made towards achieving International Cyanide Code certification. The Ghanaian operations were certified during the year and all other operations will be audited for certification during F2009.

During April 2008 some 2,000 illegal miners invaded the Rex project area on the Damang lease area. After numerous meetings and consultations it is pleasing to report that the situation has largely been resolved and we can continue mining at Rex. In South Africa there is a continued focus on meeting the requirements of the Social and Labour plans.

OPERATIONAL PERFORMANCE

F2008 proved a challenging time to bed down our recent acquisitions to ensure that the faith displayed by our shareholders in the company's long-term goals continues to be justified. Partly due to disruptions at the South African operations caused by the Eskom power crisis, the Group's overall gold production declined eight per cent to 120,707 kilograms (3.88 million ounces). Operating margins decreased to 39 per cent from 40 per cent and operating profits rose to R9,041 million with earnings robust at R4,458 million.

The South African operations' overall gold production decreased by nine per cent from 82,302 kilograms (2.65 million ounces) for F2007 to 75,243 kilograms (2.42 million ounces). Revenues increased from R12,154 million to R14,264 million on the back of the increased gold price of R189,572 per kilogram. Total cash costs rose from R86,908 per kilogram (US$375 per ounce) to R109,117 per kilogram (US$467 per ounce), mainly due to the disruptions created by the power crisis, rising input prices and remuneration costs. The Notional Cash Expenditure (NCE) per ounce for the period amounted to R157,972 per kilogram (US$676 per ounce) with comparative figures for F2007 being R120,837 per kilogram (US$522 per ounce). The operating margin for the South African operations improved marginally to 39 per cent. Operating profit increased to R5,563 million (US$778 million) from R4,663 million (US$648 million).

Despite the higher gold price, the South African operations experienced a difficult production year due to the power disruptions and safety related stoppages.

Gold production at Driefontein declined to 28,865 kilograms (928,000 ounces) on the back of work stoppages associated with safety incidents and the inability of the mine to utilise full infrastructure capacity due to the power crisis. Although the stopping of the lower grade 6 and 7 shafts due to power constraints resulted in an improved underground yield, which was matched by an improved surface yield, greater reliance on surface tonnage was insufficient to offset underground production losses. Development levels were also constrained by power disruptions and seismicity. Importantly, a decision was made to mothball the 9 shaft complex until such time as there is certainty around future power supplies and mining methods below 3,500 metres.

Kloof gold production declined to 25,533 kilograms (821,000 ounces) as the mine was constrained by a lack of flexibility, power disruptions, the depletion of certain high-grade areas and the review of pillar mining which resulted in reduced pillar mining activity and hence underground volumes. A key issue highlighted at the year end results for F2008 was the need to replace shaft steelwork at the Main shaft. This work will be undertaken during the first half of F2009 and will reduce gold production by some 30 per cent during this time.

Beatrix gold production decreased to 13,625 kilograms (438,000 ounces) mainly on the back of reduced volumes from the relatively higher grade 4 shaft and a decline in the mine call factor to 83 per cent. Despite disruptions due to power issues In January 2008 and labour issues at 4 shaft in late 2007, on reef development levels improved during F2008, positioning the mine favourably to build up its access to high grade areas at 3 and 4 shafts.

At South Deep the depletion of the VCR resource was completed which necessitated work force restructuring of some 1,800 employees. The mine produced 7,220 kilograms (232,000 ounces) for the year. In addition, a decision was made to re-support the primary ramp feeding the 95-2 West and 3 West mining areas during the fourth quarter of the fiscal year and this affected gold production. This mine's unique geology, with wider ore zones presented by the Elsberg reef packages creates the opportunity to create a fully modern and mechanised operation to exploit the considerable 80 million ounce resource base. During the year the "Uncle Harry's" ground to the east of the current mining area was secured. Gold Fields acquired 74 per cent of the 16.2 million ounces inferred resource for R400 million. This ground can be accessed via the twin shaft system. Going forward, F2009 will continue to see a focus on the development below 95 level, specifically the completion of primary and ancillary infrastructure, ore reserve development, an extended ventilation shaft and improved ventilation and refrigeration. In addition an extensive surface and underground drilling programme was initiated to improve geological information.

The international operations contributed R45,464 million kilograms (1.46 million ounces) of gold to total production, down 8 per cent from F2007. This was mainly due to high rainfall and lower mining fleet productivities in Ghana and lower production from the St Ives mine where the build-up from new open pits and underground mines was lower than planned. The higher average received gold price of US$823 per ounce (F2007: US$638 per ounce) resulted in revenues of US$1,203 million (F2007 US$1,011 million). On an attributable basis the international operations produced 1,219 million ounces at an average total cash cost of US$492 per ounce (F2007: US$377 per ounce). The NCE per ounce for the period amounted to US$757 per ounce with comparative figures for F2007 being US$542 per ounce. Operating profit increased to US$466 million (US$427 million) on the back of a higher gold price.

Despite high rainfall, the Tarkwa mill expansion, for an ultimate 12 million tons per annum, and the North heap leach pad expansion progressed satisfactorily during the year under review and both projects are planned for completion by December 2008. Mining and processing operations were curtailed early in the year by high rainfall and mining fleet productivities were affected by radial tyre shortages. The tyre retreading facility was commissioned during the year and this should go some way to extending the lives of radial heavy duty tyres and have a positive impact on fleet productivities. Once the mill and heap leach pad expansion have been completed increased volumes and recoveries will lead to gold production of some 750,000 ounces per annum.

At Damang the Damang Pit Cutback (DPCB) is nearing completion and this will place the mine in a better position to increase the supply of high-grade fresh ore to the plant, where recoveries are improving due to the installation of a 7th leach tank and an additional gravity circuit during F2008. A slip on the eastern haul ramp in the DPCB did disrupt mining during the third quarter of the year but this has since been rectified. The key to Damang's future lies in near-mine exploration for which additional resources are being made available.

St Ives sustained production through a series of open pit sources along with the Argo underground mine. Progress was made in developing two new underground operations (Cave Rocks and Belleisle) and the Leviathan open pit. All three of these operations were in production by financial year end. Previous investment in an agglomeration drum for the heap leach continues to show positive results. Exploration activity is and will continue to be advanced at some A$20 million in this highly prospective gold belt.

At Agnew the depletion of the Songvang open pit and its stockpile material will shift the focus to optimising existing resources, especially in the 2 million ounce resource Waroonga complex which contains the Kim, Kim South, Main, Rajah and 450 South Lodes. Encouraging production increases were recorded from underground and the Kim Lode continued to over deliver in terms of volumes and grades.

At the new Cerro Corona copper-gold open pit mine in northern Peru, rain and complications in the generation and placement of construction materials for the tailings management facility embankment affected the project timeline. By year end ore stockpiling and plant commissioning had commenced and the first concentrate is scheduled to be shipped during the first quarter of F2009. Total project spend at the mine came in at around US$550 million, which was more than planned and was the direct result of time delays, capital cost inflation and underestimation of material and costs used in the construction of the tailings management facility. As Cerro Corona transitions from permitting and construction activities to the operational phase, a plan to manage expectations around the contraction of the construction work force is being implemented. This will ensure that local suppliers are, through training and technical support, empowered to continue their business relationships with Cerro Corona into the operational phase. A second tailings management facility, called the Las Aguilas dam, has been approved for construction during F2009 and allows for progression of this low cost, low strip ratio copper-gold mine as a strategic foothold in a proven gold province.

OPERATIONAL EXCELLENCE AND COSTS

Despite a sustainable high gold price, the performance of our assets remains constrained by varying grades, increasing input costs, sub-optimal productivities, staff attrition and the scarcity of skills. The Group has a resource base of 250.6 million ounces and a reserve base of 82.8 million ounces and this will continue to be leveraged. Our response to these challenges is to manage the aspects under our control by addressing productivity issues in all mining environments. All operations are implementing elements of mechanisation to improve productivity and reduce health and safety risks. This initiative, dubbed 'Jurassic to Joystick' involves detailed workflow studies for all primary productive roles aimed at optimising all workflow processes as well as a variety of logistics initiatives. We have also entered technology JVs with suppliers to ensure that the transition to mechanisation is effective. The establishment of training facilities for mechanised mining is also being advanced. The international operations are focused on optimising mining contracts, where applicable. The owner mining fleet at Tarkwa will aim to increase volumes mined at planned values with minimised gold losses and dilution.

The continued escalation of input costs is changing the industry. We must accept that the continued consumption of resources by developing economies such as India and China has led to genuine scarcities in a range of materials and commodities. While real inflation is likely to slow economic growth in some of these economies, demand for commodities utilised in consumables in these economies will remain at high levels and continue to sustain elevated commodity prices. The resulting sustained cost pressures are likely to make it more difficult to bring new projects, including gold projects, online, leading to gradual erosion of supply over the medium-term.

To mitigate cost pressures Gold Fields has, since 2003, implemented a number of cost savings initiatives such as Project 100 and Project 100+ which consist of a number of focused, ongoing cost reduction programmes which eliminate inefficiencies and maximise inward investments, and Project Beyond which is a strategic supply chain management and procurement project which has contributed to significant cost savings over a number of years.

Examples of project 100 and Project 100+ interventions include the following:

The Eskom demand side management (DSM) project, which consists of 39 sub-projects, is progressing well with savings realised during F2008 reaching R10 million, and projected to grow to R20 million in F2009. We can achieve savings through air and water conservation programmes, identifying and eliminating compressed air leaks, installing efficient lighting systems, thermal and performance monitoring of refrigeration and cooling plants, amongst other power conservation programmes. Thus, while power availability has receded as a risk, Gold Fields remains vulnerable to above-inflation costs of both electrical power and fuel costs at its operations.

An energy savings project has been initiated to reduce energy consumption at all Group operations by 5 per cent a year during F2009 and F2010 respectively. The pump efficiency monitoring project is ongoing and will deliver R10 million per annum savings from reduced electricity consumption. At the international operations various initiatives are currently being investigated in order to achieve this objective.

The conversion from diesel to battery power for underground locomotives is progressing as planned. The project will deliver long-term cost savings of R24 million per annum once the project is fully completed from the higher efficiency of battery locomotives, and has the added benefit of improving underground environmental conditions.

In addition to the above, cost savings for F2008 were achieved on Health Services (R30 million), Shared Services (R38 million) and accommodation and feeding (R9 million).

In South Africa the Project Beyond Integrated Strategic Sourcing and Procurement Initiative set out in F2005 to achieve cumulative contracted benefits of around R200 to R300 million after three years at the end of F2007. This initiative had delivered R288 million in contracted benefits, excluding cost avoidance. After four years, continued cumulative benefits delivery to date has delivered contracted total cost benefits of around R319 million, adding R31 million during F2008. Additional cost avoidance benefits of around R34 million were also delivered during F2008, which brings the cumulative four year annualised benefits delivery (including cost avoidance) to around R445 million. Although extreme inflation over the past four-years did increase much more than the benefits delivered, we have still achieved significant net cost inflation and escalation buffering results. The focus for F2009 will be to continue the partial offsetting of compounded inflationary pressures through integrated total cost, quality and usage initiatives. Specific focus will be on increased salvage, improved quality control, product substitution and consumption optimisation.

With regards to the international operations' Integrated Strategic Sourcing and Supply Chain Initiatives, it was reported in F2007 that these operations collectively delivered cumulative contracted benefits of around US$28 million over a three year period. During F2008 an additional estimated US$8 million in contracted benefits was realised, which brings the four-year contracted delivery benefit value to around US$36 million. The focus for F2009 will be to continue in Australia with contractor mining alliance optimisation initiatives, review major longer-term maintenance and repair contracts in Ghana, and establish the baseline for Peru inbound and outbound supply and logistics contracts and operational capabilities.

Labour in the South African context constitutes approximately 50 per cent of our operating costs, and approximately 10 per cent at our international operations which are less labour-intensive. While constructive engagement with organised labour at operations has resulted in inflation-linked increases, there remain other wage pressures that originate in the growing global scarcity for mining related skills at almost all skills levels. Gold Fields' response is guided by an acceptance of the reality of the poaching created by this scarcity and an acknowledgement that an employee's overall well being impacts directly upon his or her productivity.

Gold Fields, in 2006, formed the Gold Fields Business Leadership Academy (GFBLA) to create a central, separate entity to commercially respond to the large training shortfalls created by the troubled public sector training and education initiatives. GFBLA has not only worked successfully to address many of the Group's training needs but is, on a commercial basis, contributing significantly to the national skills base in a way that should reduce poaching pressures on the Group in key technical line functions. This approach has also allowed us to realise better economies of scale in the various training initiatives of GFBLA. At the same time GFBLA staff continue to engage with all stakeholders and regulators to ensure that the training curriculum becomes ever more relevant. Its outreach programmes into schools also seek to increase awareness of mining career opportunities among communities previously not exposed to mining. In addition, a Mining School of Excellence has been set up to focus on skills development for narrow reef and massive mining.

The critical issue of retention of specialist skills is being addressed through focussed career information to existing employees, conducting organisational surveys, deployment of capacity to increase mentoring and active individual development plans for targeted categories. In addition we are exploring increased development opportunities for all skilled employees, and have implemented remuneration standardisation for job categories rather than job grades, which has led to the Group paying in the upper 75th percentile of marketplace rates for scarcer skills. To improve the return on investment our existing employee wellness programmes are being enhanced. HIV/Aids awareness campaigns have been reinforced in Africa and we are initiating a range of measures to enhance employees' lifestyles in a manner that has a positive impact on their productivity. The Group is also revisiting the employee value proposition at all levels by investing in housing and employee sports facilities, marketing existing benefits better to existing employees, universities and business schools, and partnering with agencies and headhunters to secure a pipeline of skills on an international basis.

POWER

Electrical power assumed new importance wherever we operate during F2008, both as an increasingly scarce input and as a cost factor affecting the performance of our operations.

Despite the significant disruptions caused by the power crisis for our South African operations in late January and the negative sentiment that has attached itself to the South African industry as a result, Gold Fields has emerged stronger from the crisis. During January 2008 all our South African operations suspended production for a week when the national utility, Eskom, reduced power supply to "survival levels". Power supply was gradually restored to our mines and on 14 March 2008 Eskom announced that Kloof and Driefontein could effectively operate at 95 per cent of

historical levels while Beatrix and South Deep could operate at 90 per cent of their historical levels.

During June 2008, Eskom announced a 20 per cent price increase over and above its initial 14 per cent annual increase, making for a total of 27 per cent. Electricity accounts for 10-12 per cent of our total operating costs in South Africa and is of similar importance in the cost structure of many of our suppliers. This further reinforces the need for more creative research into more energy-efficient mining techniques and technologies and new plans in this regard will be completed during F2009. The South African operations are to install 50 MW in emergency power generating capacity to provide for the safe evacuation of all personnel in the case of a total national power blackout.

Similarly the price increases announced by the Power Authority of Ghana are, and have been a matter of concern. Gold Fields, as part of the gold mining sector, is engaging the Government of Ghana on its singling out the industry for these above inflation increases. The diesel fired Mine Reserve Plant (MRP) assembled in Ghana by a consortium of the four major gold companies has been commissioned and this 80MW facility will mitigate grid power shortages. Our share of the MRP is 20 MW and this would provide our mines in Ghana with 25 per cent of their requirements should there be power rationing in the country again.

During the 3rd quarter of the financial year there was a shortage of natural gas in Western Australia as a result of an explosion at the Apache gas facility. There was no downtime at our Australian operations and the impact was mitigated through the existing long-term relationship and power purchasing arrangement for the supply of power with BHP Billiton.

Power supply in Peru is also stressed as a result of national growth rates in the country. During the year Cerro Corona commissioned its 220Kv power facilities, and has planned for on site generation. We have signed an agreement with third parties to access additional power sources to mitigate any national power grid shortages.

OUTLOOK

Going forward, F2009 will be a year of two halves, with the first two quarters being characterised by continued high levels of capital expenditure as the build up to increased production proceeds at Tarkwa and St Ives, and Cerro Corona ramps up to full production at an annualised rate of 375,000 equivalent ounces per annum. Capital expenditure on growth projects is expected to decline by over two-thirds from R4.7 billion (US$640 million) for F2008 to R1.4 billion (US$180 million) for the coming year. With the free cash flow generated by these completed projects we will be ready to drive ore reserve development and waste stripping, explore opportunities presented by uranium resources and the targets generated by near-mine exploration at our operations across the world.

Safe production is the mantra for all mining sites in the Group and we will continue to improve and advance our health and safety programmes to achieve this goal. Finally, as I have decided to leave the company, I would like to take this opportunity to thank Gold Fields and, prior to that, Gencor for the opportunities presented to me over a period of 27 years. It has been an honour and a privilege and I would sincerely like to thank all of the Gold Fields team for their support and comradeship over the years.

Terence Goodlace
Chief Operating Officer

GROUP AT A GLANCE GEOGRAPHICAL PRESENCE



KEY
- — South African operations
- — International operations
- ● Producing mines
- ● Developing mine
- ● Exploration projects

Red Star JVs

GoldQuest JVs

PERU
● Cerro Corona

Hualgayoc JV

SBX JVs

EQUATOR

EQUITY HOLDINGS

No.	Company	Holding	Share code	
1.	Sino Gold Mining Limited	19.9%	(SGX:AX)	Alliance in China (Bengge JV)
2.	Conquest Mining Limited	19.1%	(CQT:AX)	Mt Carlton JV
3.	Orsu Metals Corp.	7.6%	(OSU:CA)	Talas JV
4.	GoldQuest Mining Corp.	8.7%	(GQC:CA)	GoldQuest JV
5.	Orezone Resources Inc.	11.7%	(OZN:CA)	Essakane Project in Burkina Faso
6.	Rusoro Mining Limited	36.2%	(RML:CA)	Choco 10 Mine in Venezuela



GOLD FIELDS

APP

Talas JV

Sankarani JV

Bengge JV

GHANA
- Tarkwa
- Damang

Nabire Bakti JV

EQUATOR

Kisenge JV

AUSTRALIA
- St Ives
- Agnew

Mt Carlton JV

Clancy JVs

Delamarian

SOUTH AFRICA
- Driefontein
- Kloof
- South Deep
- Beatrix

GROUP AT A GLANCE
CONTRIBUTION TO THE BUSINESS *

SOUTH AFRICAN OPERATIONS

- Production impacted by power disruptions and safety-related work stoppages
- Pillar mining reduced
- Production recovering
- Health and safety plans reviewed and implemented

DRIEFONTEIN GOLD MINE
Production: 28,865 kg (928,000 ozs)
Total cash costs: R96,293/kg (US$412/oz)
NCE: R136,806/kg (US$585/oz)

- Sinking operation at 9 shaft suspended due to power disruptions
- Improved operating profit margins through quality mining
- Lower grade 7 shaft stopped due to power disruptions



Contribution to Group*

33%



Production
(Moz)

F2007 F2008

KLOOF GOLD MINE
Production: 25,533 kg (820,900 ozs)
Total cash costs: R100,419/kg (US$430/oz)
NCE: R140,512/kg (US$601/oz)

- KEA project placed on hold pending additional geological information
- Production impacted by power disruptions and safety related work stoppages
- Main shaft steel work rehabilitation commenced



Contribution to Group*

25%



Production
(Moz)

F2007 F2008

BEATRIX GOLD MINE
Production: 13,625 kg (438,100 ozs)
Total cash costs: R120,382/kg (US$515/oz)
NCE: R168,903/kg (US$723/oz)

- Quality mining issues resolved
- Production affected by power disruptions



Contribution to Group*

10%



Production
(Moz)

F2007 F2008

SOUTH DEEP GOLD MINE
Production: 7,220 kg (232,100 ozs)
Total cash costs: R169,889/kg (US$727/oz)
NCE: R283,712/kg (US$1,214/oz)

- Production impacted by accidents and power disruptions
- Work force restructured for transition to mechanised mining
- Development below 95 level delayed due to vent raise hole accident



Contribution to Group*

(-3%)



Production
(Moz)

F2007 F2008

*Contribution based on net operating profit and managed gold production

WEST AFRICAN OPERATIONS

- Increased power, fuel and reagent costs
- Tarkwa expansion projects on track

TARKWA GOLD MINE
Production: 20,095 kg (646,100 oz)
Total cash costs: R100,552/kg (US$430/oz)
NCE: R179,134/kg (US$766/oz)

- Phase 5 (North) heap leach and CIL plant expansion projects on track for completion F2009
- Production affected by heavy rainfall and unplanned vehicle fleet maintenance
- Mine certified under International Cyanide Management Code

Contribution to Group*

24%

Production
(Moz)

F2007 F2008

DAMANG GOLD MINE
Production: 6,041 kg (194,200 ozs)
Total cash costs: R128,770/kg (US$551/oz)
NCE: R175,927/kg (US$753/oz)

- Mine certified under International Cyanide Management Code
- Improved production through improved plant efficiencies and processing higher grade material
- Mine fatality free since acquisition

Contribution to Group*

5%

Production
(Moz)

F2007 F2008

AUSTRALIAN OPERATIONS

- Mines fatality free since acquisition
- New underground mines commissioned at St Ives
- Talent management challenges

ST IVES GOLD MINE

Production: 12,992 kg (417,700 ozs)
Total cash costs: R136,122/kg (US$582/oz)
NCE: R195,466/kg (US$836/oz)

- Cave Rocks and Belleisle underground operations commissioned
- Increased on-lease early stage exploration drilling
- Labour, fuel and unfavourable exchange rate movement affecting cash costs

Contribution to Group*

2%

Production
(Moz)

F2007 F2008

AGNEW GOLD MINE

Production: 6,336 kg (203,700 ozs)
Total cash costs: R104,040/kg (US$445/oz)
NCE: R132,734/kg (US$568/oz)

- Improved performance from Waroonga underground
- Songvang open pit completed
- High labour turnover among staff and contractor workforces

Contribution to Group*

4%

Production
(Moz)

F2007 F2008

Contribution based on net operating profit and managed gold production

REVIEW OF OPERATIONS
SOUTH AFRICA

DRIEFONTEIN GOLD MINE



PRODUCTION: 28,865 kg (928,000 ozs)   TOTAL CASH COSTS: R96,293/kg (US$412/oz)

OVERVIEW

Location: Driefontein is situated some 70 km west of Johannesburg at latitude 26°24'S and longitude 27°30'E near Carletonville in the Gauteng Province of South Africa. The site is accessed via the N12 highway between Johannesburg and Potchefstroom. Geologically it is located in the West Wits Line Goldfield of the Witwatersrand Basin. **Infrastructure:** It comprises seven producing shaft systems that mine different contributions from pillars and open ground, and three gold plants of which No. 1 Plant processes mainly underground ore, No. 2 Plant processes both underground ore and surface material and No. 3 Plant processes surface material only. **Geology:** Three primary reefs are exploited, the Ventersdorp Contact Reef (VCR) located at the top of the Central Rand Group, the Carbon Leader Reef (CL) near the base and the Middelvlei Reef (MR), which stratigraphically occurs some 50 metres to 75 metres above the CL. **Mine type and depth:** It is a large, well-established deep to ultra deep level gold mine to 50 level (the lowest working level) some 3,300 metres below surface. **Employees in service:** 15,501 permanent employees, 2,244 contractors

DRIEFONTEIN

			2008	2007	2006
Main development		km	**27.5**	28.0	27.4
Main on-reef (development)		km	**5.8**	5.3	4.2
(value)		cm g/t	**1,242**	1,307	1,454
Area mined		'000m	**579**	653	680
Productivity		m²/TEC¹	**2.8**	3.2	3.4
Tons milled	Underground	'000	**3,273**	3,812	3,867
	Surface	'000	**2,708**	2,840	3,000
	Total	'000	**5,981**	6,652	6,867
Yield	Underground	g/t	**8.1**	7.6	8.1
	Surface	g/t	**0.8**	1.0	1.4
	Combined	g/t	**4.8**	4.8	5.2
Gold produced	Underground	kg	**26,591**	28,815	31,441
	Surface	kg	**2,274**	2,803	4,314
	Total	kg	**28,865**	31,618	35,755
	Total	'000oz	**928**	1,017	1,150
Operating costs	Underground	R/ton	**830**	653	579
	Surface	R/ton	**79**	65	60
	Total	R/ton	**490**	402	352
Gold sold		kg	**28,865**	31,618	35,755
Total cash costs		US$/oz	**412**	348	315
		R/kg	**96,293**	80,457	64,870
Notional cash expenditure		US$/oz	**585**	476	403
		R/kg	**136,806**	110,269	82,872
Net earnings		Rm	**1,233.3**	1,004.3	644.9
		US$m	**169.5**	139.5	100.8
Capital expenditure		Rm	**1,016.4**	815.0	543.3
		US$m	**139.8**	113.2	84.9

¹TEC = total employees costed

SAFETY, HEALTH AND ENVIRONMENT

During the year under review, 12 of our colleagues lost their lives in nine mining related accidents. Of the 12 people who lost their lives, eight were fatally injured in seismic events and three in tramming related accidents.

The fatal injury frequency rate regressed from 0.13 in F2007 to 0.26 in F2008. The lost time injury frequency rate improved from 12.0 for F2007 to 7.0 in F2008 with about a third of accidents caused by falls of ground, which remains the major source of accidents on the mine.

During the second half of F2008, Driefontein received and complied with various instructions to stop operations (Section 54s) from the Principal Inspector of the Gauteng area of the Department of Minerals and Energy. Following additional inspections on the part of the Department of Minerals and Energy, including the Health and Safety Audit which checked legal compliance of the mine, the Department has expressed its satisfaction with the mine's remedial measures. On 3 March 2008, Driefontein achieved one million fatality free shifts.

The Gold Fields group audit was done on the Health and Safety System and showed an improvement in conformance levels compared to the previous audit done in 2006. However, the implementation of the system was not satisfactory and additional resources were dedicated to achieve the required compliance. Driefontein maintained its OHSAS 18001 certification through external audits conducted in F2008.

Gold Fields has contracted DuPont to conduct a comprehensive audit to assist Driefontein to improve health and safety to best practice levels.

OPERATIONAL REVIEW

Gold production declined 9 per cent to 28,865 kilograms (0.928 million ounces) during F2008 compared with F2007 production of 31,618 kilograms (1.017 million ounces). The decline was mainly due to the disruption in the power supply to the mine in January 2008. The initial 10 per cent reduction in power supply resulted in the early closure of 7 shaft, cessation of operations at 6 shaft and the suspension of sinking operations at 9 shaft. Sinking operations at 9 shaft will remain suspended until 2012, at which time there should be enough power supply to continue with the project.

Although 6 shaft was initially stopped, production resumed on a limited scale after a three month hiatus when the power supply was increased to 95 per cent of previous consumption. By year end the process of recruitment of labour for 6 shaft was still ongoing.

While the closure of the lower grade shafts resulted in an improved underground yield, greater reliance on surface tonnage was insufficient to offset the underground production losses forced by the disruption to the power supply. The restricted power supply resulted in approximately 1,600 contractor jobs being terminated across the mine as a result of replacing contractors with own labour in an effort to minimise employee job losses.

On 29 April, a seismic event at 10 shaft resulted in four people losing their lives. This led to the suspension of mining operations at the shaft, as well as a comprehensive pillar mining review across the mine which resulted in the stoppage of the higher risk pillars. Rock engineering strategies implemented at 5 shaft over the past three years indicate a decline in seismic damage to stoping areas. The same measures are currently being implemented at 1 and 4 shafts. The backfill infrastructure at 1 shaft is also being expanded to take full advantage of the benefits of backfill in containing seismic damage on the Carbon Leader Reef horizon.

A strategy is in place to increase the support density in off-reef development; this includes redeployment of development crews to do secondary support and the recruitment of a further 700 persons to establish additional secondary support crews. This will limit the deterioration of footwall infrastructure due to seismicity.

Operating costs increased 10 per cent mainly due to increased human resources and training costs, above inflation increases in input costs and increased development.

Total cash costs increased 20 per cent to R96,293 per kilogram (US$412 per ounce) for the year (F2007: R80,457 per kilogram/ US$348 per ounce) mainly due to safety related mine stoppages and lower production arising from the power supply problems. However, this was partially offset by the higher gold price received, as operating margins increased from 43 per cent to 47 per cent. Operating profit (before amortisation) increased from R1,995 million, to R2,569 million for F2008.

Capital expenditure for the year amounted to R1,016 million (US$140 million) compared with R815 million (US$113 million) for F2007, with the greatest expenditure relating to ore reserve development and the now suspended Driefontein 9 sub-vertical shaft project.

OUTLOOK FOR F2009

The primary focus for F2009 will be on:

- Eliminating the backlog on production critical secondary support.

- Consistent focus on volumes, value, quality and pillar mining.

- A reduction in electricity consumption.

- Advancing the commitments as set out in the Driefontein Social and Labour Plan.

- A consistent focus on the Masiphephe (Let us be Safe) programme.

- Capital expenditure with the major spend on:

  o R454 million on ore reserve development.

  o R101 million on the 4 shaft pillar extraction.

  o R71 million on the upgrade and building of new accommodation units.

  o R65 million on the implementation of new technology.

  o R35 million on the battery locomotive project.

REVIEW OF OPERATIONS
SOUTH AFRICA

KLOOF GOLD MINE



PRODUCTION: 25,533 kg (820,900 ozs)   TOTAL CASH COSTS: R100,419/kg (US$430/oz)

OVERVIEW

Location: Kloof is situated some 48 km west of Johannesburg at latitude 26°24'S and longitude 27°36'E, near Westonaria in the Gauteng Province of South Africa. The mine is accessed via the N12 highway between Johannesburg and Potchefstroom. Geologically it is located in the West Wits Line Goldfield of the Witwatersrand Basin. **Infrastructure:** Kloof consists of five shaft systems and two gold plants. **Geology:** Kloof exploits auriferous palaeoplacers (reefs) namely the Ventersdorp Contact Reef (VCR) that constitutes 88 per cent of the Kloof Underground Mineral Reserve ounces, the Middelvlei Reef (MVR) 11 per cent and 1 per cent from the Kloof Reef (KR). **Mine type and depth:** It is a large, well-established intermediate to ultra deep level gold mine to 45 level (the lowest working level) some 3,347 metres below surface. **Employees in service:** 14,268 permanent employees, 1,419 contractors

KLOOF

			2008	2007	2006
Main development		km	**33.6**	35.0	30.4
Main on-reef (development)		km	**5.0**	6.1	7.3
(value)		cm g/t	**1,717**	1,410	1,788
Area mined		'000m	**519**	620	607
Productivity		m²/TEC[1]	**2.6**	2.9	3.4
Tons milled	Underground	'000	**2,941**	3,447	3,206
	Surface	'000	**1,012**	382	460
	Total	'000	**3,953**	3,829	3,666
Yield	Underground	g/t	**8.4**	8.2	8.7
	Surface	g/t	**0.9**	1.2	1.1
	Combined	g/t	**6.5**	7.5	7.8
Gold produced	Underground	kg	**24,587**	28,260	27,915
	Surface	kg	**946**	445	514
	Total	kg	**25,533**	28,705	28,429
	Total	'000oz	**821**	923	914
Operating costs	Underground	R/ton	**893**	727	703
	Surface	R/ton	**62**	82	61
	Total	R/ton	**680**	662	622
Gold sold		kg	**25,533**	28,705	28,429
Total cash costs		US$/oz	**430**	366	374
		R/kg	**100,419**	84,672	76,918
Notional cash expenditure		US$/oz	**601**	498	472
		R/kg	**140,512**	115,377	97,200
Net earnings		Rm	**947.9**	790.3	209.9
		US$m	**130.4**	109.8	32.8
Capital expenditure		Rm	**897.7**	775.8	482.7
		US$m	**123.5**	107.8	75.4

[1]TEC = total employees costed

SAFETY, HEALTH AND ENVIRONMENT

During the year, the mine's safety performance deteriorated, with 15 workers losing their lives in eleven separate incidents. Six incidents were caused by falls of ground, and two by tramming incidents. This led to a deterioration in the fatal injury frequency rate from 0.23 to 0.33. However, the lost time injury frequency rate improved 27 per cent from 15.4 for F2007 to 11.2 for F2008. Fall of ground (gravity and seismic related) remained the major cause of injuries, followed by material handling. Despite the poor fatal injury frequency rate achieved, Kloof achieved 1 million fatality free shifts on 25 June 2008.

The mine remains committed to the zero harm philosophy to its employees and has introduced further improvements to its behaviour based training and safety programmes, namely the Eyethu team building programme, the Sawubona Kusasa initiative and the Cabanga Inyoka reporting system.

Kloof was issued with instructions to stop operations through the Department of Minerals and Energy Section 54 mechanism with respect to fatal accidents that related to pillar mining, remnant areas as well as tramming. Following these stoppages, standards were revised and, in addition, physical audits were done on workplaces and practices.

A Presidential Audit took place on Kloof 4 shaft at the end of February 2008, and no Section 54s were issued. Minor non-conformances were identified and rectified. The official results of the audit have not been submitted to the mine. Kloof retained OHSAS 18001 accreditation during the audit in March 2008.

OPERATIONAL REVIEW

Gold production declined 11 per cent to 25,533 kilograms (821,000 ounces) during F2008 compared with 28,705 kilograms (923,000 ounces) for F2007. The primary cause for this decline was the disruption in the power supply during the second half of fiscal 2008. However, work stoppages associated with safety reviews and an underground fire at 2 sub-vertical shaft also impacted on production.

While the cessation of mining lower grade underground areas resulted in a higher mine call factor, surface tonnage partially replaced the lost underground tonnage. However, reduced yields from surface material meant that overall the lost production could not be offset.

The disruptions to the power supply also meant that despite a promising start to the year, the mine was not able to use all the available face length due to work in lower grade areas being temporarily discontinued in order for the mine to stay within the 90 per cent power allocation.

During F2008 rockbursts from seismicity resulted in damage to mining panels and continue to pose a hazard to mining personnel. Safety campaigns, with particular emphasis on hazard identification remain a key strategy in the war on falls of ground. Further efforts to reduce rock related accidents from seismic activity include the use of bracket pillars on major geological structures, centralised blasting technology and preconditioning techniques to de-stress mining faces.

Operating costs increased 6 per cent mainly due to increased human resources and training costs and increased development. The safety and power related mine stoppages also drove the 19 per cent increase in total cash costs to R100,419 per kilogram (US$430 per ounce) for the year (F2007: R84,672 per kilogram/US$366 per ounce). There were also increased contractor costs associated with the screening and transport of the South Deep ore being toll milled. The 28 per cent increase in the rand gold price offset the increased operating costs and the reduced gold production, raising operating margins from 40 per cent to 44 per cent. Operating profit (before amortisation) improved from R1,691 million the year before, to R2,115 million for F2008.

The resource definition drilling for the Kloof extension area (KEA) was completed in fiscal 2008. The KEA project will be modified due to the change in geological facies and will be planned for the 2008 life of mine plan.

Capital expenditure for the year amounted to R898 million (US$124 million) compared with R776 million (US$108 million) for F2007 with ore reserve development, the Main shaft pillar extraction project, 4 shaft complex and Social Labour plan projects comprising the main expenditure.

OUTLOOK FOR F2009

- Subsequent to the year end, following the heightened safety awareness across the Group, an infrastructure review of the 40 year old Main shaft identified an urgent need for rehabilitation of the main steel structures to comply with safety standards. The shaft has been stopped for rehabilitation work which should be completed by January 2009.

- Eliminating the backlog in secondary support through the redeployment of labour from Main shaft.

- Continuous improvements in safety performance through an integrated safety programme that focuses on risk management and safe behaviour by all employees.

- Increasing mining flexibility.

- Completing the redesign of the Kloof extension area (KEA) in light of project options for the eastern section of Kloof together with South Deep.

- Advancing the commitments as set out in the Kloof Social and Labour Plan.

- Progressing the mechanisation programme as set out in the technology roadmap.

REVIEW OF OPERATIONS

SOUTH AFRICA

BEATRIX GOLD MINE



PRODUCTION: 13,625 kg (438,100 ozs)   TOTAL CASH COSTS: R120,382/kg (US$515/oz)

OVERVIEW

Location: Beatrix is situated at latitude 28°15'S and longitude 26°47'E near the towns of Welkom and Virginia some 240 km southwest of Johannesburg, in the Free State Province of South Africa. The site is accessed via the N1 highway between Johannesburg and Kroonstad, and then via the R34. Geologically it is located in the Free State Goldfield and is the southernmost mine in the Witwatersrand Basin. **Infrastructure:** It consists of four operating shafts and two gold plants. **Geology:** Exploiting auriferous palaeoplacers (reefs) of the Central Rand Group, i.e. the Beatrix Reef (BXR) and local facies variations thereof, constitutes 72 per cent of the Beatrix Ore Reserve with the Kalkoenkrans Reef (KKR) contributing 28 per cent. **Mine type and depth:** It is a large medium to deep level gold mine operating at depths between 600 and 2,000 metres below surface **Employees in service:** 10,646 permanent employees, 1,349 contractors

BEATRIX

			2008	2007	2006
Main development		km	**40.8**	43.8	35.9
Main on-reef (development)		km	**8.3**	6.4	6.9
(value)		cm g/t	**974**	967	1,135
Area mined		'000m	**625**	703	686
Productivity		m²/TEC¹	**4.9**	5.6	5.5
Tons milled	Underground	'000	**3,215**	3,590	3,551
	Surface	'000	**–**	–	–
	Total	'000	**3,215**	3,590	3,551
Yield	Underground	g/t	**4.2**	4.7	5.2
	Surface	g/t	**–**	–	–
	Combined	g/t	**4.2**	4.7	5.2
Gold produced	Underground	kg	**13,625**	16,903	18,541
	Surface	kg	**–**	–	–
	Total	kg	**13,625**	16,903	18,541
	Total	'000oz	**438**	543	596
Operating costs	Underground	R/ton	**536**	432	396
	Surface	R/ton	**–**	–	–
	Total	R/ton	**536**	432	396
Gold sold		kg	**13,625**	16,903	18,541
Total cash costs		US$/oz	**515**	377	354
		R/kg	**120,382**	87,251	72,768
Notional cash expenditure		US$/oz	**723**	584	485
		R/kg	**168,903**	126,812	99,892
Net earnings		Rm	**332.4**	370.8	185.4
		US$m	**45.7**	51.5	29.0
Capital expenditure		Rm	**576.6**	592.8	447.3
		US$m	**79.3**	82.3	69.9

¹TEC = total employees costed

SAFETY, HEALTH AND ENVIRONMENT

Beatrix's safety performance remained stable with the lost time injury frequency rate (LTIFR) improving 28 per cent year on year to 3.9 while the fatal injury frequency rate for F2008 remained steady at 0.13 per million man hours worked. Regrettably, four employees lost their lives during the year in four separate incidents, two of which were caused by falls of ground, one by tramming and one heat related incident.

The revised Health and Safety plan was implemented during the year and the mine participated in the Presidential safety audit. The Khuseulela (be protected), campaign commenced during the fourth quarter, during which all employees and contractors received theoretical and practical safety awareness training, with the focus on the predominant hazards of the major risk profiles. Behavioural based safety principles were built into the initiative and are coordinated and monitored by the Cebisa (to assist) teams.

The mine also retained its OHSAS 18001 certification.

Beatrix's ISO 14001:2004 environmental management was successfully re-certificated during the past year. No level 3 incidents were reported while 23 level 2 incidents were reported and rectified. Ageing pipes were associated with the majority of the incidents and resources were committed to replace the pipelines.

At the Glen Ross alternative livelihood project, a sustainable development initiative, very good progress has been made with the experimental bulb cultivation.

The Clean Development Mechanism (CDM) Executive Board in the European Union approved the Project Design Document for the underground methane capture project for Beatrix gold mine. The underground methane will be utilised for the generation of electricity as well as the potential production of chilled water. The project will reduce the mine's methane gas emissions making it eligible for carbon credits.

OPERATIONAL REVIEW

Gold production during F2008 declined by 19 per cent to 13,625 kilograms (438,000 ounces) (F2007 16,903 kilograms/ 543,000 ounces) primarily as a result of lower production at the 4 shaft (West Section) due to fluctuating yields from underground ore, as well as an overall decline of ore mined during the second half of the year as a result of power disruptions. The mine implemented a series of energy efficiency and power saving programmes focusing on reduced ventilation and control of water usage and pumping.

Production was also affected by industrial relations issues at 4 shaft, which was also adversely impacted by local logistics bottlenecks and management staff turnover.

Total mine development for F2008 decreased by 11 per cent year on year to a total of 43,107 metres, which included exploratory secondary development at the South Section to define higher grade areas for future stoping activities.

Total cash costs rose 38 per cent to R120,382 per kilogram (US$515 per ounce) (F2007: R87,251 per kilogram: US$377 per ounce). Despite a higher gold price received, operating margins decreased from 38 per cent to 34 per cent and operating profit (before amortisation) decreased 5 per cent to R891 million.

An external review of mining quality, conducted early in the year, identified fragmentation as an issue that required management through the change in explosive type and drilling and blasting practices. Implementation of these recommendations remains ongoing. The programme initiated to address the audit recommendations also incorporated a mine clean-up process which impacted positively on Mine Call Factor (MCF) trends.

No surface tonnage was processed during the year as values contained within the remaining dumps remain uneconomical even at prevailing gold prices. The mine will continue to examine and review these low grade dumps under the dynamics of variable gold prices.

Capital expenditure amounted to R577 million (US$79 million), much of it devoted to the accelerated development work at all sections. Development at 3-shaft 24 level is nearing completion, whilst the development on 25 and 26 level is progressing well.

OUTLOOK FOR F2009:

- Renewed effort to improve safety performance and employee wellness through Khuseulela campaign and Cebisa teams.

- Restore production and development levels to pre-energy crisis levels.

- Continued focus on investing in developing the ore body with main emphasis on the continued introduction and delivery of development mechanisation initiatives.

- Full implementation and sustained application of consistent drilling, blasting and explosive usage to maintain a high MCF and contribute towards improved gold recovery.

- Ongoing implementation and delivery of the mine social and labour plan.

- Capital spend of approximately R650 million for F2009.

REVIEW OF OPERATIONS
SOUTH AFRICA

SOUTH DEEP GOLD MINE



PRODUCTION: 7,220 kg (232,100 ozs)   TOTAL CASH COSTS: R169,889/kg (US$727/oz)

OVERVIEW

Location: South Deep is situated in the Magisterial Districts of Westonaria and Vanderbijlpark (Gauteng Province), some 45 km southwest of Johannesburg at latitude 26º 25' S and longitude 27º 40' E. It is accessed via the N12 provincial road between Westonaria and Vereeniging. A well developed network of tarred roads surrounds the area and it is located in the major gold mining region of South Africa, being the Witwatersrand Basin. **Infrastructure:** South Deep Gold Mine operates one gold plant and is accessed from surface through two shaft systems, the Twin shaft Complex of which the main shaft comprises a single-drop to a depth of 2,995 metres, and the South shaft Complex. The mine has been subdivided into two main areas, namely "above current infrastructure" to 110 level (2,888 metres below surface), and below current infrastructure to 135 level (3,250 metres below surface). **Geology:** Exploiting auriferous palaeoplacers (reefs), i.e. the Ventersdorp Contact Reef (VCR) of the Venterspost Formation and conglomerates that comprise the Upper Elsburg Reefs of the Mondeor Formation. **Mine type and depth:** A large developing deep level gold mine (>2,000 metres below surface). **Employees in service:** 4,192 permanent employees, 1,839 contractors

SOUTH DEEP

			2008	2007[1]
Main development		km	**5.9**	2.9
Main on-reef (development)		km	**3.1**	1.7
(value)		g/t	**6.0**	6.2
Area mined		'000m	**42.0**	48.0
Tons milled	Underground	'000	**1,066**	776
	Surface	'000	**301**	328
	Total	'000	**1,367**	1,104
Yield	Underground	g/t	**6.5**	6.2
	Surface	g/t	**0.8**	0.9
	Combined	g/t	**5.3**	4.6
Gold produced	Underground	kg	**6,967**	4,783
	Surface	kg	**253**	293
	Total	kg	**7,220**	5,076
	Total	'000oz	**232**	163
Operating costs	Underground	R/ton	**1,170**	896
	Surface	R/ton	**54**	75
	Total	R/ton	**924**	652
Gold sold		kg	**7,220**	5,166
Total cash costs		US$/oz	**727**	595
		R/kg	**169,889**	137,689
Notional cash expenditure		US$/oz	**1,214**	854
		R/kg	**283,712**	197,636
Net loss		Rm	**(143.1)**	(46.8)
		US$m	**(19.7)**	(6.5)
Capital expenditure		Rm	**784.7**	283.4
		US$m	**107.9**	39.4

[1]South Deep for the 7 months from 1 December 2006

SAFETY, HEALTH AND ENVIRONMENT

Following a positive safety performance for the first three quarters a severe setback was suffered on 1 May 2008. An accident occurred in the Ventilation Raise Borehole between 100 and 110A levels when the conveyance dislodged and fell 60 metres to the bottom of the hole, resulting in the death of all nine colleagues travelling in the conveyance. The DME has commenced an investigation into the accident and an enquiry in terms of the Mines Health and Safety Act is expected to commence shortly. Gold Fields is conducting its own investigation into the accident.

Gold Fields has commissioned an external full safety review at all its operations as a result of the tragedy, which led to a deterioration in the South Deep fatal injury frequency rate for the year from 0.13 to 0.75 due to the total of 12 fatalities for the year. The serious injury frequency rate deteriorated from 4.6 to 5.2 year on year as did the overall lost time injury frequency rate, from 8.93 to 16.81. Three Section 54s were issued in the June quarter associated with three fatal incidents. Despite this, the number of injury free days continued to increase quarter on quarter with the cessation of conventional mining and the implementation of further mechanised mining.

The roll-out of the Behavioural Based Safety (BBS) programme was partially implemented before it was placed on hold pending the restructuring of the mine. The safety department was strengthened to support the roll-out of the team mobilisation process and the completion of the baseline risk assessment process. The Presidential audit took place early in April 2008.

South Deep plans to complete the implementation of OHSAS 18001 with certification by June 2009.

OPERATIONAL REVIEW

South Deep is a capital project and remains a developing mine where currently most of the permanent infrastructure to support the full production remains substantially incomplete. Gold production amounted to 7,220 kilograms (231,000 ounces) during F2008 compared with production of 5,076 kilograms (163,200 ounces) in F2007.

The planned production build up could not be delivered due to the following factors which required the re-planning of the mine in February 2008: The Ventersdorp Contact Reef (VCR) encountered the Waterpan Fault above 95 level earlier than previously anticipated leading to the earlier depletion of conventional mining above 95 level. Conventional mining stopped mine-wide by February 2008. In addition, the strategy of down-dip mining below 95 level from the trackless mining projects was reviewed, and due to a lack of structural and geological information this mining method was put on hold. Subsequently the mechanised tonnage build up was stabilised at the current volumes until the below 95 level development is completed to allow mine planning to confidently position the trackless mining in the correct reef band of the Elsburg massive reef package. Since future production volumes of the Elsburg reef package remain dependent upon de-stress mining rates, the shift from conventional to mechanised de-stress mining was reviewed in order to bring forward the implementation of mechanised mining as much as possible. Lastly, the mine was re-planned with the intent to complete the Twin shaft capital infrastructure and develop the ore body below 95 level and the current mining areas.

The above changes led to the restructuring of the mine and the down-sizing of the work force by 1,884 employees. The restructuring is expected to be completed by the end of August 2008.

Operating costs increased by 1 per cent driven mainly by across the board increases in input commodities as well as increased human resources costs associated with the annual wage increase and the cost of restructuring the work force.

Total cash costs were negatively affected by the safety and power related mine stoppages, increasing 23 per cent to R169,889 per kilogram for the year. The ability to mine at 90 per cent of power for the remainder of F2008 was facilitated by the change to mechanised mining methods which have significant power saving advantages over deep level conventional mining methods. Due to the gold price increase, the operating margin was similar to F2007 at 6 per cent.

Operating profit (before amortisation) was R78 million (US$11 million). Capital expenditure for the year amounted to R785 million (US$108 million) compared with R283 million (US$39 million) for F2007, with the below 95 level development project comprising the main expenditure at R296 million. This project will continue to build the basis for long life mining on the Far West Rand.

OUTLOOK FOR F2009

The revised planning focuses on developing and equipping the infrastructure over a five year period with the pre-requisite significant capital investment, currently forecasted at approximately R1 billion per annum over the next six years.

For F2009 the primary focus will be on;

- Living our vision "everyone going home safe and healthy every day".

- Completing the restructuring process.

- Completing the re-support of the main access ramps in the trackless projects.

- Completing all remedial actions for the below 95 level development to ramp up to the planned 12,000 metres development and reef metres and 5,542 kilograms of gold for the year.

- The submission of the Mine Works Programme with the Social and Labour Plan for the conversion to the New Order Mineral Rights by December 2008.

- The mechanisation of the de-stress mining areas by June 2009.

- Construction of the new South Deep Tailings Storage Facility to commence by year end.

- Capital expenditure to focus primarily on:

  o The Twin shaft infrastructure development, shaft bottom, water handling and ore hoisting capacity.

  o Phase 1;100,105 and 110 level development

  o Above 95 level O-line Development

  o Commissioning of 94 vent shaft and surface fans

  o 94 level refrigeration plant

REVIEW OF OPERATIONS
INTERNATIONAL

TARKWA GOLD MINE



PRODUCTION: 20,095 kg (646,100 ozs)   TOTAL CASH COSTS: R100,552/kg (US$430/oz)

OVERVIEW

Location: The Tarkwa gold mine is located in southwestern Ghana, about 300 km by road west of Accra, the capital, at latitude 5°15' N and longitude 2°00' W. It is situated some 4 km west of the town of Tarkwa with good access roads and an established infrastructure and is served by a main road connecting to the port of Takoradi some 60 km to the southeast on the Atlantic coast. **Infrastructure:** Multiple open pits (currently six), two heap leach facilities and a CIL plant. **Geology:** The ore body at Tarkwa consists of a series of sedimentary banket quartz reef units (conglomerates) of the Tarkwaian System that are very similar to those mined in the Witwatersrand Basin of South Africa. The operation is currently mining multiple reef horizons from open-pits and there is potential for underground mining in the future. **Employees in service:** 1,805 permanent employees, 44 temporary employees and 2,846 contractors

TARKWA GOLD MINE

			2008	2007	2006
Open pit mining					
Waste mined		'000t	**93,440**	85,508	75,899
Ore mined		'000t	**19,901**	22,074	21,037
Head grade		g/t	**1.2**	1.2	1.2
Strip ratio		W:O	**4.7**	4.0	3.6
Processing					
Tons processed	Milled	'000t	**5,571**	5,620	4,687
	Heap leach	'000t	**16,464**	17,019	16,800
	Total	'000t	**22,035**	22,639	21,487
Yield	Milled	g/t	**1.5**	1.5	1.6
	Heap leach	g/t	**0.7**	0.8	0.9
	Combined	g/t	**0.9**	1.0	1.0
Gold produced	Milled	kg	**8,310**	8,457	14,638
	Heap leach	kg	**11,785**	13,227	7,422
	Total	kg	**20,095**	21,684	22,060
	Total	'000oz	**646**	697	709
Total cash costs		US$/oz	**430**	333	292
		R/kg	**100,552**	76,988	60,091
Notional cash expenditure		US$/oz	**766**	512	364
		R/kg	**179,134**	118,414	74,995
Net attributable		Rm	**764.0**	598.6	445.2
earnings		US$m	**105.1**	83.1	69.6
Capital expenditure		Rm	**1,541.0**	775.6	299.7
		US$m	**212.0**	107.7	46.8

SAFETY, HEALTH AND ENVIRONMENT

The general safety performance of Tarkwa regressed year on year with the LTIFR increasing from 0.23 to 0.26. Unfortunately the mine experienced three fatalities from two incidents, one as a result of an electrocution and two due to a conveyor incident. Following the full accident investigation special safety campaigns reinforcing safety disciplines and the need for risk assessments prior to the commencement of work were conducted. The CIL plant expansion project achieved 1.5 million LTI free man hours.

The mine was recertified to OHSAS 18001:2007 in June 2008, Tarkwa being the first mine in Ghana to achieve this. No serious environmental incidents occurred during the financial year and the mine remains certified to ISO 14001. Tarkwa achieved certification under the ICMC (International Cyanide Management Code) during May 2008.

OPERATIONAL PERFORMANCE

During the year construction of the phase 5 (North) heap leach expansion project continued on track and within budget for completion during the first quarter of F2009. The CIL expansion project will be completed during the second quarter of F2009 within the forecasted costs.

Total gold production was 646,100 ounces (20,095 kilograms), 7 per cent lower than the 697,100 ounces (21,684 kilograms) recovered in F2007, largely as a result of lower tons mined.

Mining and processing operations were significantly affected by record rainfall (including a one-in-fifty year event) during the first two quarters and unplanned fleet standing time due to a shortage of quality tyres, fluctuations in power supply from the national grid and additional maintenance requirements during the year.

The overall grade recovered from the CIL plant was 1.47 grams per ton in F2008 (F2007: 1.51 grams per ton). This reduction is attributable to lower tons mined from higher grade pits due to the tyre problems and the high rainfall. Tonnage crushed to the heap leach process for the year was 16.464 million tons compared with 17.019 million tons in F2007. The decline was caused primarily by the wet material processed.

Total cash costs increased to US$430 per ounce (F2007: US$333 per ounce) due to continued price pressure on all major inputs, but in particular on power and fuel tariffs.

The tyre retread facility which was built during the financial year has started to produce good quality tyres and will have a positive impact going forward on costs and quality mining.

At the Tarkwa gold mine substantial power shortages and unplanned interruptions to power supply due to countrywide power rationing as a result of the low water levels in the Akosombo Dam impacted on production. Once the drought had broken heavy rainfall replenished the dam back to pre-1984 levels but since the quantity of rain was greater than a 50 year average, there was unprecedented flooding of the pits and this significantly impeded our ability to mine the high grade ore sources from Teberebie. Subsequent to the wet season ending, the mine has been plagued by unplanned power interruptions which have reduced the availability of the CIL plant and heap leach crushing circuit.

The Mine Reserve Power (MRP) project was completed in the second quarter of the financial year 2008 as a joint venture between the four major mining operators in Ghana to generate supplemented power to the national grid in mitigation of national load shedding that occurred in times of drought. The MRP mitigates approximately 25 per cent of the Gold Fields generator needs.

The diesel hedge put in place for F2008 ended with a net realised gain of $0.77 million. The diesel hedge has been renewed for F2009.

Revenue generated during the year was US$532 million with an operational cost of US$283 million, as well as a credit to Gold in Process of US$5 million, realising an operating profit (before amortisation) of US$253 million for F2008. Net attributable earnings totalled US$105 million at an average gold price of US$823 per ounce.

Capital expenditure for F2008 totalled US$212 million spent, mainly on the ongoing CIL and heap leach expansion as well as ongoing pre-stripping at the Teberebie cutback (TCBP). Currency fluctuations, escalation and minor changes in project scope led to a revision of capital costs for the CIL expansion project and associated infrastructure from US$126 million to US$166 million.

OUTLOOK FOR 2009

- The CIL expansion project will increase throughput from 400,000 to 1 million tons of ore per month. It is planned to be at full production by the end of Q2 F2009.

- The South heap leach will be closed in the third quarter and the North heap leach will continue at approximately 10 million tons per annum.

- The stripping ratio will increase to enable ore mined to match processing volume capacity. It is expected that gold production will reach a steady state of approximately 750,000 ounces per annum. Total gold production is forecast at 700,000 ounces for F2009.

- During the first half of F2009 production is likely to be affected by construction works on the new mill, specifically tie-in activities between the existing complex and the expansion steel and piping.

- Gold production for Q1 F2009 is forecast at 159,000 ounces and capex at US$68 million. Unit costs are expected to increase as commodity prices impact negatively during this financial year.

REVIEW OF OPERATIONS
INTERNATIONAL

DAMANG GOLD MINE



PRODUCTION: 6,041 kg (194,200 ozs)   TOTAL CASH COSTS: R128,770/kg (US$551/oz)

OVERVIEW

Location: Damang is located in southwestern Ghana, approximately 300 km by road, west of Accra, the capital, at a latitude 5°11'N and longitude 1°57'W. It is situated some 30 km north of the town of Tarkwa with good access roads and an established infrastructure. The mine is served by a main road connecting to the port of Takoradi, some 60 km to the southeast. **Infrastructure:** Multiple open pits, surface stockpile sources and a CIL plant. **Geology:** The Damang Gold Mine exploits oxide and fresh hydrothermal mineralisation in addition to Witwatersrand style, palaeoplacer mineralisation similar to that of the Tarkwa Gold Mine. **Employees in service:** 320 permanent employees, 1,276 contractors

DAMANG GOLD MINE

		2008	2007	2006
Open pit mining				
Waste mined	'000t	**27,330**	28,109	21,563
Ore mined	'000t	**4,092**	3,141	3,172
Head grade	g/t	**1.43**	1.20	1.47
Strip ratio	W:O	**6.7**	9.0	6.8
Processing				
Tons milled	'000t	**4,516**	5,269	5,328
Yield	g/t	**1.3**	1.1	1.4
Gold produced	kg	**6,041**	5,843	7,312
	'000oz	**194**	188	235
Total cash costs	US$/oz	**551**	473	341
	R/kg	**128,770**	109,379	70,077
Notional cash expenditure	US$/oz	**753**	637	439
	R/kg	**175,927**	147,390	90,290
Net attributable earnings	Rm	**133.2**	81.8	123.9
	US$	**18.4**	11.4	19.4
Capital expenditure	Rm	**204.2**	227.9	163.8
	US$	**28.1**	31.7	25.6

SAFETY, HEALTH AND ENVIRONMENT

Damang Gold Mine experienced another fatality free year and has remained fatality free since acquisition. The mine has also remained LTI free since December 2007 with the LTIFR improving from 1.28 to 0.68.

The development of new pits at the Tomento North and East project areas resulted in the relocation of 26 landlords to Damang and Huni-Valley communities.

About 2,000 illegal miners (galamsey) invaded the Rex and Cinnamon Bippo Project areas. Consultations were held with the District and Regional Security Committees for assistance to evict the illegal miners. Agreement was reached with the illegal miners to clear the Rex Project area which was done amicably and without incident.

The mine remains certified to ISO 14001. Damang also achieved over 365 days without any major environmental incident and received an award for corporate social responsibility in the western region of Ghana from the Regional Chamber of Commerce and Industry. The mine achieved certification under the ICMC (International Cyanide Management Code) during this period.

OPERATIONAL PERFORMANCE

Damang increased gold production year on year due to higher grade ore from the Damang Pit Cutback (DPCB) and improved efficiencies due to construction and early commissioning of a seventh leach tank.

Total gold production was 194,200 ounces (6,041 kilograms), slightly up on the 187,900 ounces (5,843 kilograms) recovered in F2007. The increase was due to the improved mill recovery from 92.2 per cent to 93.8 per cent following the installation of a seventh CIL tank and a second gravity unit. The mining from DPCB, particularly with a reduced strip ratio during the second half of the year, also contributed to the increase in gold production compared with the previous year. The mill head grade was 1.43g/t in F2008 (F2007 1.20g/t). The increased volume from the primary crusher allowed for the expansion of the crushed ore stockpile which improved operational and blend flexibility in plant feed during the second half of the year.

The eastern haul ramp of the DPCB slipped at the end of January 2008, making it inaccessible. The pit was redesigned with the ramp through the west wall. Mining resumed in February 2008 via the new ramp. DPCB achieved full production during late F2008.

Cash costs for F2008 rose to US$551 per ounce (F2007: US$473 per ounce) due to continued fuel price pressure coupled with an increase in mining contractor costs due to longer haulage distances. Plant maintenance inputs, increased brownfields exploration drilling and raised power tariffs also contributed to increase in cash costs. In addition, Damang itself generated power intermittently during the year and was affected during the first half of F2008 by fluctuations in power supply from the national grid.

Revenue generated during the year was US$160 million with an operational cost of US$118 million as well as a credit to Gold in Process of US$11 million, realising a net operating profit (before amortisation) of US$53 million for F2008. Net attributable earnings totalled US$18 million at an average gold price of US$826 per ounce.

Capital expenditure for F2008 totalled US$28 million spent mainly on the ongoing DPCB, tailings storage facility as well as Huni pit pre-waste stripping.

The galamsey mining activity in the Abosso project area hampered commencement of exploration drilling of the Abosso underground target. The exploration drill programme was changed to include the brownfields exploration sites in the Bonsa area.

OUTLOOK FOR 2009

- The DPCB is scheduled to be completed in F2013 when the final pit limits are mined.

- Total gold production for F2009 operational plan is projected at 220,000 ounces. The operational focus remains on maintaining plant efficiencies and optimising throughput volumes. Planning, taking into account permitting requirements and social challenges, aims to optimise gold production and associated costs, whilst ensuring the continuous development of additional ore sources.

- Unit costs are expected to rise due to continued price pressure on all inputs.

- Resource definition diamond drilling for F2009 commenced on Tarkwaian conglomerate reefs in the Bonsa North prospect but was temporarily stopped after four holes due to heavy rains.

- The F2009 drilling campaign was planned around 20,900 metres RC and 21,200 metres DD at a total estimated cost of US$5.5 million. Proportionally, US$3.2 million will be dedicated to extensional capital projects and US$2.3 million will be allocated to brownfields working cost projects.

- A further US$2.0 million has been allocated to the South West Ghana Project Group, for regional exploration on the current tenements surrounding the Damang and Lima South mining leases.

REVIEW OF OPERATIONS
INTERNATIONAL

ST IVES GOLD MINE



PRODUCTION: 12,992 kg (417,700 ozs)   TOTAL CASH COSTS: R136,122/kg (US$582/oz)

OVERVIEW

Location: The St Ives operations extend from 5 to 25 km south-southwest of the town of Kambalda in Western Australia, approximately 630 km east of Perth. Located at approximately latitude 31°12'S and longitude 121°40'E, the nearest major settlement is the town of Kalgoorlie situated 80 km north. **Infrastructure:** Ore is currently mined from three underground mines, four open-pits and 10 surface stockpile sources, and processed via both mill/CIP and heap leach plants. **Geology:** Structurally controlled hydrothermal gold deposits situated in the Norseman-Wiluna Greenstone Belt, which is part of the Yilgarn Craton, a 2.6 Ga granite-greenstone terrain in Western Australia. **Employees in service:** 249 permanent employees, 926 contractors

ST IVES GOLD MINE

			2008	2007	2006
Open pit mining					
Waste mined		'000t	**29,778**	26,828	19,743
Ore mined		'000t	**5,143**	3,928	4,487
Head grade		g/t	**1.71**	2.23	1.89
Strip ratio		W:O	**5.79**	6.83	4.40
Underground mining					
Ore mined		'000t	**901**	1,336	1,771
Head grade		g/t	**5.15**	5.28	4.59
Processing					
Tons processed	Milled	'000t	**4,647**	4,669	4,567
	Heap leach	'000t	**2,586**	2,090	2,123
	Total	'000t	**7,233**	6,759	6,690
Yield	Milled	g/t	**2.5**	3.3	3.3
	Heap leach	g/t	**0.6**	0.9	0.9
	Combined	g/t	**1.8**	2.2	2.3
Gold produced	Milled	kg	**11,552**	14,177	14,404
	Heap leach	kg	**1,440**	969	1,036
	Total	kg	**12,992**	15,146	15,440
	Total	'000oz	**418**	487	496
Total cash costs		A$/oz	**649**	540	453
		US$/oz	**582**	424	339
		R/kg	**136,122**	98,039	69,754
Notional cash expenditure		US$/oz	**836**	579	459
		R/kg	**195,466**	134,029	94,403
Capital expenditure		Rm	**784.5**	545.8	336.5
		US$m	**107.9**	75.8	52.6
Net earnings – Total Australia[1]		Rm	**268.3**	298.6	251.8
		US$m	**36.8**	41.5	39.3

[1]As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then offset losses from one company to another, it is not meaningful to split the income statement below operating profit

SAFETY, HEALTH AND ENVIRONMENT

St Ives remained fatality free for F2008; but unfortunately recorded six Lost Time Injuries (LTIs) during the year. The Serious Injury Frequency Rate (SIFR) improved from 16.93 in F2007 to 10.79 this year.

The primary focus is to eliminate injuries "aim for zero" through Critical Hazard Controls (CHC) together with the continued implementation of the Zero Incident Process (ZIP), which is an intervention designed to influence safety performance at both the individual and safety culture level.

The mine maintained AS4801:2000 Occupational Health and Safety Management System certification and ISO14001:2004 (Environmental Management System) certification.

OPERATIONAL PERFORMANCE

Gold production was lower for the year due to the late start of the underground projects and more low grade open pit ore tons being mined in an attempt to compensate. Mining operations focused on sustaining production from base load open pits and the Argo underground operation, while developing the Leviathan pit cutback and underground operations at Belleisle and Cave Rocks as future ore sources.

The majority of open pit ore was mined from the North Revenge, Bahama, Cave Rocks, Pluton and Revenge pits. The Thunderer and Bahama pits were completed, while North Revenge, Cave Rocks, Pluton and Revenge pits will be completed in the first quarter of F2009. A smaller mining fleet mined 'good-bye cuts' in all the completed pits and the historical Blue Lode pit. Overburden pre-stripping at the Grinder and Agamemnon pits commenced and together with the Leviathan pit cutback will reach full production in F2009. As a result stripping ratios and pit volumes remained similar throughout the year.

The sourcing of underground material from Argo was affected by delays in paste filling, but these were successfully resolved.

Development of the Belleisle complex was substantially completed during F2008, with the first stope completed towards the end of the year. Development was delayed due to a number of hyper-saline and high volume water intersections and difficult working conditions. Full production is expected to be reached in the second quarter of F2009.

Cave Rocks started development in September 2007 and an initial stope was mined at the southern extent of the mine at the end of F2008. This project was delayed by six months due to permitting delays and ore body interpretation.

Mining of remnant stopes at Leviathan continued throughout F2008, providing extra feed to the mill while Cave Rocks and Belleisle were developed. The infrastructure was closed in F2008.

The Lefroy mill operation benefited from various value adding projects of which the SAG mill cube control, North Orchin tailings line and Continuous Improvement (CI) process were primary features.

Gold recovery from the heap leach varied during the year as a result of variances in the feed blend, but has increased overall as a result of the agglomeration drum installation. The Leviathan pit cutback ore introduced towards the latter part of the year has impacted negatively on recovery due to its competent nature, pushing up maintenance, reagent and contractor costs. An oxide screen has been commissioned and optimised. Spent heap relocation has been demonstrated as a practical, simplified and cost effective option to create stacking area on existing pads and this strategy will be pursued to replace the Stage 3 pad, which will reach capacity during the third quarter of F2009.

Total gold production was down on the previous year (F2007: 487,000 ounces) to 418,000 ounces. Total cash costs for the year averaged US$582 per ounce (A$649 per ounce), up from US$424 per ounce (A$540 per ounce) in F2007. This was mainly due to increases in input costs, principally labour and fuel, as well as the lower grades and an unfavourable exchange rate movement.

Under the terms of the inherited royalty agreement pertaining to St Ives, the 10 per cent price participation royalty on a gold price above A$600 per ounce continued to apply during the year. The Net Smelter Royalty component was also triggered in mid June with production from St Ives reaching 3.3moz in June 2008. The impact of these royalties for the full year was A$14 million (US$30).

Revenue generated during the year was A$381 million (US$342 million) at an average gold price of US$819 per ounce (A$913 per ounce). Operating cost amounted to A$269 million (US$242 million), realising an operating profit (before amortisation) of A$105 million (US$94 million) for F2008.

Capital expenditure for the year totalled US$108 million (A$120 million) with most of this incurred on mine development for the underground operations at Argo, Belleisle and Cave Rocks. Exploration expenditure of A$27 million is also included in the capital expenditure.

Improved understanding of the underlying geological and mineralisation controls has been developed over the last two years and enabled consolidation of a number of key project areas going forward. The majority of the activity was focused on early stage exploration activities aimed at setting up the site for aggressive resource drill outs in F2009. The strategic thrust of the F2009 exploration programme will include expansion of underground reserves, extensional growth at operating open pit mining areas, and selective targeting in prospective greenfields areas.

Attracting and retaining the right people continues to present challenges, but we continue to embed our people strategy, directing particular attention to accurately identifying and addressing our current and future work force requirements and improving our approach to managing the careers of our people.

OUTLOOK FOR 2009

- Recertification of the AS4801:2000 Occupational Safety and Health Management and ISO14001:2004 Environmental Management Systems; and certification with the International Cyanide Management Code (ICMC).

- Complete development of the Leviathan pit cutback as a future base load.

- Deliver full production from the Belleisle and Cave Rocks underground mines.

- Successful implementation of the Underground Department Improvement Programme (UDIP), delivering improved cash margins through productivity, costs and revenue drivers.

- The heap leach expansion project, through the re-utilisation of the Stage 2 heap leach pad.

- The exploration programme to include expansion of the underground reserves at Argo, Belleisle and Cave Rocks, extensional growth at operating open pit mining areas.

REVIEW OF OPERATIONS
INTERNATIONAL

AGNEW GOLD MINE



PRODUCTION: 6,336 kg (203,700 ozs)   TOTAL CASH COSTS: R104,040/kg (US$445/oz)

OVERVIEW

Location: Agnew is located 23 km west of the town of Leinster in Western Australia, approximately 375 km north of Kalgoorlie and 1,050 km (by road) northeast of Perth at latitude 27°55`S and longitude 120°42`E. The nearest major settlement is the town of Leonora situated 128 km to the south. The mine is served by a network of sealed roads and an all weather airstrip at Leinster. **Infrastructure:** Ore is currently mined from one open pit, Songvang, and from the Kim and Main ore bodies (comprising the Waroonga underground mining complex) and processed through one CIP plant **Geology:** Structurally controlled hydrothermal gold deposits situated in the Norseman-Wiluna Greenstone Belt, which is part of the Yilgarn Craton, a 2.6 Ga granite-greenstone terrain in Western Australia. **Employees in service:** 114 permanent employees, 298 contractors

AGNEW GOLD MINE

		2008	2007	2006
Open pit mining				
Waste mined	'000t	**191**	9,315	13,836
Ore mined	'000t	**202**	1,532	863
Head grade	g/t	**3.24**	2.58	2.13
Strip ratio	W:O	**0.95**	6.08	16.04
Underground mining				
Ore mined	'000t	**505**	394	452
Head grade	g/t	**9.34**	11.69	12.10
Processing				
Tons milled	'000t	**1,315**	1,323	1,323
Yield	g/t	**4.8**	5.0	5.2
Gold produced	kg	**6,336**	6,605	6,916
	'000oz	**204**	212	222
Total cash costs	A$/oz	**496**	377	355
	US$/oz	**445**	295	266
	R/kg	**104,040**	68,403	54,656
Notional cash expenditure	US$/oz	**568**	473	358
	R/kg	**132,734**	109,402	73,614
Capital expenditure	Rm	**241.0**	205.7	117.7
	US$m	**33.1**	28.6	18.4

SAFETY, HEALTH AND ENVIRONMENT

Agnew was LTI free for F2008, achieving 635 consecutive lost day injury free days. It also remained fatality free since acquisition.

The mine maintained certification for AS4801:2000 Occupational Safety and Health Management System, and ISO14001:2004 Environmental Management Standard.

Significant progress was made in capping the top of the southern half of the completed Tailings Storage Facility 2. The Songvang waste rock dump and open pit were largely rehabilitated by year end.

OPERATIONAL PERFORMANCE

Gold production for the year declined due to a reduction in open pit ore tons. Underground production increased by 28 per cent which provided the base load of mill feed. The Songvang open pit was successfully completed in August 2007 and the mining fleet demobilised. The Songvang ore stockpiles were blended with underground and will be depleted in 2009.

Mining at Waroonga started slowly in F2008 on the back of the issues experienced throughout the course of F2007, but exceeded budgeted levels by the end of the year. Ore drive rehabilitation at Kim South Lode was completed and many of the old secondary stopes from the previous mining method were mined and paste filled.

Whilst the overall performance of Main Lode exceeded F2007 production by 93 per cent, the mining sequence was modified extensively and stope production put on hold to facilitate development to access the orebody to enable optimal stope sequencing. This extended the orebody strike length on multiple levels.

Development to the Rajah Lode started on a number of levels to provide alternative blending sources for Kim.

The paste fill plant at Waroonga performed to expectations. This plant was changed out for a new custom build paste fill plant to achieve better product control.

Total gold production for F2008 was 204,000 ounces, which was 4 per cent down on the previous year's 212,000 ounces.

Operating costs were steady year-on-year at A$92 million (US$83 million). The Byrnecut underground mining contract was renegotiated for three years. The reduction in mining volume with the completion of Songvang open pit resulted in a net saving of A$8 million in mining related costs. This was offset by an increase in processing costs of A$4 million and on-site overheads of A$3 million.

A new accommodation agreement was entered into as of 1 January 2008 with BHP Billiton who own the town of Leinster which provides accommodation for the mine work force.

Total cash costs for the year averaged A$496 per ounce (US$445 per ounce), compared with A$377 per ounce (US$295 per ounce) achieved in F2007. The increased costs were due predominantly to the increased Byrnecut underground mining costs, processing costs and on-site overheads outlined above.

Capital costs were marginally higher at A$37 million (US$33 million) in F2008 versus A$36 million (US$29 million) in F2007. Mining related capital was down by A$12 million with the completion of the Songvang pit, however each of extensional exploration, additional exploration and capital works were A$4 million higher year-on-year.

Extensional exploration at Waroonga included down-dip extensions to the high grade Kim South resource and the commencement of drilling into the 450 South resource which sits south of the Main Lode orebody. An exploration drive was done for Claudius to evaluate the ore resource against the model. This project was considered marginal and the ore development and subsequent processing proved this to be the case.

Heritage surveys (land access) for exploration activities continued to exceed expectations and the operation was well placed in terms of being able to fulfil planned exploration activities with drilling focused on three main areas by year end: Vivien Gem, Turret North and Cinderella. An additional A$1 million was spent on land access with various site studies to enable exploration activities to proceed where heritage approvals were required.

NCE was steady year-on-year with A$129 million (US$116 million) versus A$128 million (US$101 million) in F2007. On a per ounce basis, there was a 5 per cent increase with A$634 per ounce (US$568 per ounce) versus A$605 per ounce (US$473 per ounce) in F2007, due to the 4 per cent drop in gold sales.

Revenue generated during the year was A$188 million (US$169 million) with an operating cost of A$92 million (US$83 million), realising an operating profit (before amortisation) of A$74 million (US$66 million) for F2008. This compares with the following metrics for F2007: revenue A$174 million (US$137 million); operating costs A$92 million (US$73 million) and operating profit A$81 million (US$64 million).

Labour turnover continued at a very high rate among both staff and contractor workforces. This occurred despite significant improvements in operational performance and is indicative of issues faced in the current resource boom being experienced in Australia.

OUTLOOK FOR F2009

- Gold production budgeted to reduce to 171,000 ounces.

- The mill will only process underground ore in the second half of the year due to exhaustion of low grade stockpiles.

- Focus on maintaining Waroonga underground production at budgeted rates while continuing with extensional exploration with the aim of growing the resources and reserves base.

- Enhance additional exploration on the lease with a combination of target generation and more advanced project drilling.

- Capital expenditure planned at A$38 million (US$34 million) largely:

  o Infrastructure up-grades in the mill, Waroonga underground declined development, cyanide code compliance and general utilities.

  o A$17 million for extensional and additional exploration.

REVIEW OF OPERATIONS
INTERNATIONAL

CERRO CORONA GOLD MINE



PRODUCTION COMMENCED AT THE END OF JULY 2008.

OVERVIEW

Location: The Cerro Corona Development Project is situated in the highest part of the Western Cordillera of the Andes in northern Peru, 1.5 km west-northwest of the village of Hualgayoc in the Department of Cajamarca centred at longitude 78° 37' 8" W and latitude 6° 45' 36" S. The Project is located approximately 600 km north-northeast of Lima and approximately 80 km by road north of the city of Cajamarca. Access is by paved road from Cajamarca to the Yanacocha Mine area and by infrequently maintained gravel roads from Yanacocha to the Project area. **Infrastructure:** The Project involves the production of gold and copper by conventional open pit mining extraction of a copper-gold flotation concentrate which will be trucked to the Port of Salaverry for shipment to smelters in Japan, Korea and Europe. **Geology:** The Cerro Corona Cu-Au deposit is a Porphyry-style mineralisation hosted by a 600-700 metres diameter sub-vertical cylindrical-shaped diorite porphyry emplaced in mid-Cretaceous limestone, marls and siliclastic rocks. **Mine type and depth:** One large open pit mine. **Employees in service:** 114 permanent employees, 258 temporary employees and 3,540 contractors

SAFETY, HEALTH AND ENVIRONMENT

Since October 2005 the Cerro Corona project had worked 11.9 million man-hours with no Lost Time Injuries (LTIs). However in December, the project regrettably experienced its first fatality when a contractor attempted to dislodge a bound cable being used to pull conductor wiring between towers on the 220kV transmission line to Cerro Corona. During the second half of F2008 there was a deterioration in LTIs which by year end had reached five. Management has already implemented several programmes; including severe contractor cost penalties, as well as additional training, to reverse this trend. New training programmes are also being ramped up to cater for the work force transition from project under construction to the operational phase.

By late December, an alternate access road around the project area was opened, allowing the closure of the last traditional community routes traversing the mining lease. The entire project site perimeter could thus be secured, allowing activities in the tailings management facility (TMF) to proceed more safely and with greater efficiency.

Project EIA general revision, the mine closure plan, and the contractor's EIA for storage, transport, and ship loading of concentrate at the Port of Salaverry were approved during the year. There were no significant environmental incidents.

OPERATIONAL PERFORMANCE

Total cumulative capital expenditure through F2008 reached US$501 million, which is US$80 million higher than the revised project value of US$421 million. Project forecast cost at completion is now projected to peak at approximately US$550 million. Projected operational costs per ounce for the F2009 year is US$270 per equivalent ounce.

Complications in the generation and placement of construction materials for the Tailings Management Facility (TMF) embankment continued to affect the project timelines during the first half of the year. Most of these were overcome when new sources of clay were opened up during late 2007. However, rain affected the rate of placement, further impacting on construction timelines.

The TMF embankment elevation work was completed during the fourth quarter and as of August 500,000 cubic metres of water had been captured. This is sufficient to take the mine through the dry season.

Mining activities focused on generating construction material for the various site structures, in particular the TMF.

The mining fleet sourced materials from three rock quarries within the project boundary, before shifting to overburden removal and excavation of oxide and sulphide ores for stockpiling. A total of 6.7 million tons was excavated from the Cerro Corona mine during the year of which approximately 49 per cent was overburden, with the balance being oxide and sulphide ore for stockpiling. Accumulated mixed ore in stockpile at the end of F2008 was 974 thousand tons with an average gold and copper grade of 1.32 grams per ton and 0.52 per cent, respectively. This material represents eight weeks of plant production at full throughput.

Mechanical construction activities were concluded in late April; pre-commissioning activities commenced in May and commissioning was completed by the end of August. Project operational transition teams with formal plant operation and commissioning procedures are in place for all aspects of Cerro Corona on a go forward basis.

Of the approximately 3,000 people working on site throughout most of F2008, 825 came from local communities. Over 50 local community contractors and suppliers continued working for the project. Community stakeholder engagement continued at high levels throughout the year and community relationships were generally positive and stable, with no work stoppages due to community concerns.

As Cerro Corona transitions from permitting and construction to the operational phase, a plan for broader participation in district and regional issues is being developed and implemented. Part of this transition will involve a decline in staffing levels as construction ends, which will impact on the extent of local employment. To mitigate this effect, contractor opportunities and plans are in place to ensure that local suppliers are, through training and technical support, empowered to continue their business relationships with Cerro Corona into the operational phase. Similarly, the integration of community issues into Cerro Corona's operational plans was undertaken to ensure ways of maximising positive operational impacts within the local communities.

OUTLOOK FOR 2009

- First shipment of concentrate is planned for Q1 F2009, with forecast metals production of an annualised 375,000 equivalent gold ounces at total cash cost of US$270 per equivalent ounce.

- Total forecast capital expenditure for F2009 is US$113 million, to complete the Cerro Corona project, the Las Aguilas TMF, as well as operational capex.

- Total notional cash expenditure (NCE) for F2009 is estimated to reach US$600 per equivalent ounce.

MINERAL RESOURCES AND RESERVES

F2009 MINERAL RESOURCE AND MINERAL RESERVE REVIEW

- Attributable Mineral Resources, including 2PGE and Cu converted to Au-Eq ounces, at 250.6 Moz (net of 18 months production depletion of 6.3 Moz).
- Attributable Mineral Reserves, including Cu converted to Au-Eq ounces, at 82.8 Moz (net of 18 months production depletion of 5.7 Moz).
- Review of pillar and remnant mining, aimed at reducing risk in South African mines, completed.
- South Deep is redesigned as a fully mechanised mine with a six year production ramp-up.
- Resource modelling at South Deep has been completed from 87 to 95 level and an aggressive underground and surface exploration drilling programme is in progress.
- Surface and underground Uranium Resource potential is continuing to be evaluated at the South African Operations.
- Eskom's power constraints have been accounted for in the Life of Mine (LoM) planning and a 90 per cent electricity power utilisation has been factored in at all South African mines.
- The CIL plant expansion at Tarkwa and Cerro Corona come on stream in F2009.
- Totals and sub-total figures for 2007 have been restated for compatibility to F2009 totals, and therefore exclude the Choco 10 Mine in Venezuela and the Essakane Project in Burkina Faso, which were sold in 2007.

CORPORATE GOVERNANCE

The Company has a robust production capability founded on its portfolio of high-quality, long-life assets and its 'gold only' Mineral Reserve profile currently ranks third in the industry.

This F2009 Statement outlines the Gold Fields Mineral Resources (Resources) and Mineral Reserves (Reserves) at each of its operating mines and at Arctic Platinum, as at 30 June 2008. Resource and Reserve information that is reported is rated as important for disclosure and it reflects a level of detail required for completeness, transparency and materiality. The Group's Resource and Reserve figures are estimates and will be affected by fluctuations in the US dollar currency exchange rates, costs and operating factors. Resources are reported inclusive of Reserves and stability pillars.

Guided by a commitment to Corporate Governance, this Statement has been audited by recognised, leading global mining consultancies, and found to be compliant with the South African Code for the Reporting of Resources and Reserves (the SAMREC Code) and also Industry Guide 7 for reporting on the United States Securities and Exchange Commission (SEC). Cognisance is taken of other relevant International Codes, where geographically applicable, such as the Australian JORC Code and Canadian NI 43-101. The process followed in producing the declaration is in alignment with the guiding principles of the Sarbanes-Oxley Code (SOX).

Covering the entire Group's Mineral Resource Management (MRM) function, the SOX audit runs in parallel with the external Resource and Reserve audits and underpins the internal control process, leading to world class corporate governance practices.

All comparisons and reconciliations reported are standardised on an 18 month window defined by the period between the last published Resource and Reserve Supplement as at December 2006 and the current June 2008 declaration. Note that an interim Reserve only statement was compiled as at 30 June 2007 to meet the specific requirements of the 20-F filing in that year, as per SEC guidance.

OVERVIEW

- The December 2006 Statement's numbers are shown in brackets, excluding Choco 10 and Essakane, for ease of comparison.
- As at the end of June 2008, Gold Fields has total attributable precious metal Resources, including platinum and copper as gold equivalents as well as the Uncle Harry's Prospecting Area, contiguous to the South Deep mine, of 250.6 (244.9) million ounces and total attributable gold and copper-gold equivalent Reserves of 82.8 (92.0) million ounces. Total attributable gold Resources (excluding platinum and copper equivalents) are 234.5 (228.2) million ounces and Reserves are 80.5 (89.8) million ounces, net of 6.3 and 5.7 million ounces depletion from the Resource and Reserve respectively.

Attributable Mineral Resources and Mineral Reserves per operation:



- The South African Region has a declared attributable Resource of 209.6 (199.7) million ounces, up 5 per cent primarily because of the acquisition of the prospective Uncle Harry's ground containing 16.5 million ounces of Inferred Resource of which 74 per cent (12.2 million ounces) are attributable to Gold Fields. The South African Region has a Reserve of 66.6 (73.9) million ounces, down 9.9 per cent, net of 4.1 and 3.7 million ounces depletion from the Resource and Reserve respectively;

- The consolidated Ghana, Australia and Peru Operations have a declared attributable gold Resource of 24.9 (28.5) million ounces and a gold Reserve of 13.9 (15.9) million ounces, depleted by 2.2 and 2.0 million ounces respectively;

- Attributable copper Resources and Reserves are 1,321 (1,508) million pounds and 856 (879) million pounds respectively. The attributable copper gold equivalent Resource and Reserve ounces 'only' are 3.5 (4.1) million ounces and 2.3 (2.2) million ounces respectively;

- The South Deep figures reported are as reviewed and approved by an Independent Review Panel of consultants as at December 2005, with the exception of the ground from 87 to 95 level that is quoted in line with the other South African Operations, using the new commodity price and updated technical and economic parameters;

- The Arctic Platinum Project (APP) Resource Statement remains the same as previously reported, because an update by North American Palladium (NAP) has not been finalised; and

- A common theme dominating this Resource and Reserve Statement is the significant increase in operating costs that have outweighed the rise in the declaration metal prices. The global mining industry has witnessed a 25 per cent to 35 per cent increase in operating costs in the last year driven by higher energy, labour, materials, transportation and contractor costs. These global trends have impacted Gold Fields by generally raising pay limits and cut-off grades at a rate exceeding the increase in metal prices permitted to be used for declaration purposes as per the SEC guidelines (three year historical average). The result has been a squeeze on 'Reportable Reserves' and the creation of a disconnect between the Group's declared Reserve position and that aligned to prevailing metal prices.

The gold prices used for the Reserve declaration are in accordance with the SEC guidelines and approximate historical three-year average commodity prices. As such, they incorporate the lower portions of the price cycle seen during this period in terms of US$/oz, and are thus significantly lower than current spot prices.

The following key parameters were used as a basis for estimation in this declaration:

Location	Unit	June-08		Dec-06	
		Reserves	Resources [1]	Reserves	Resources
Ghana & Peru	US$/oz	650	800	500	650
Australia	A$/oz	750	925	650	875
South Africa [2 and 3]	R/kg	150,000	180,000	100,000	135,000
Peru	US$/lb Copper	1.75	2.10	1.25	1.75

Notes:

[1] Resource prices are below declaration date spot prices.

[2] South Deep from 87 to 95 level figures generated by Gold Fields.

[3] The remainder of South Deep is reported as per the acquisition model (low gold price and corresponding lower costs).

The investment in exploration has remained at high levels, with expenditure for the 18 month period January 2007 to June 2008 totalling US$70.3 million. The on-mine exploration spend centred heavily on Australia (76 per cent) with South Africa (14 per cent) and Ghana (10 per cent) accounting for the remainder.

Exploration Expenditure for 18 Month Period ending 30 June 2008

Operation	Metres drilled	R million	A$ million	US$ million	Total expenditure* US$ million
Driefontein	24,238	15.003	–	–	2.196
Kloof	24,970	20.245	–	–	2.990
Beatrix	21,003	6.489	–	–	0.957
South Deep	19,786	25.378	–	–	3.557
Tarkwa	11,437	–	–	1.468	1.468
Damang	44,164	–	–	5.700	5.700
St Ives	308,081	–	38.219	–	31.989
Agnew	196,406	–	25.418	–	21.471
Cerro Corona•	–	–	–	–	–
Total	650,085	67.115	63.637	7.168	70.329

Notes: Exchange rate as at 30 June 2007 US$0.7692 : A$1.00 and US$1.00 : R6.22

Exchange rate as at 30 June 2008 US$0.867 : A$1.00 and US$1.00 : R7.18

*Based on weighted average exchange rates.

•Developing mine: grade control drilling only.

All mines exclusive of grade control and cover drilling except where part of Capex.

SOUTH AFRICAN OPERATIONS

The South African Region's Resource base has increased by 5 per cent primarily because of the acquisition of the Uncle Harry's Prospecting Area immediately contiguous to the east of South Deep (Kalbasfontein Prospecting Right), containing 16.5 million ounces of Inferred Resource of which 74 per cent are attributable to Gold Fields. The total Reserve has decreased by 10 per cent, net of mined Reserve depletion. The South African Region currently accounts for 84 per cent and 80 per cent of the Group's attributable gold equivalent Resource and Reserve base respectively.

The old order mining rights of Driefontein, Kloof and Beatrix were converted in terms of the Mineral and Petroleum Resources Development Act 28 of 2002 (MPRDA) in early 2007. The application for the conversion of South Deep's old order rights, and Uncle Harry's Prospecting Right is in progress.

The tempo of exploration has significantly increased year-on-year, with drilling expenditure for the 18 months ending 30 June 2008 exceeding R67.1 million (F2008 actual R50.7 million against R31.3 million for F2007). South Deep accounted for R25.4 million and was the main contributor following the initiation of an extensive surface and underground exploration programme in F2008, aligned to facilitate geology models with improved resolution that will underpin resource definition.

The following points are noteworthy:

- Quantification of the full uranium and gold potential of all prospective tailing dams is underway;

- Underground uranium Resource models are being generated;

- Improved safety and productivity through the appropriate application of new technology and continued improvements in mine design and scheduling;

- The reduction in the power supply led to the deferment of Driefontein 9 shaft, with sinking delayed until 2012;

- At higher spot gold prices the opportunity to mine more medium to lower grade ore will be continually assessed to leverage spare shaft and plant capacities and contain unit costs;

- Achievement of planned development rates continues to be a priority to increase Reserves and operational flexibility;

- Restructured and empowered grade departments at all mines will drive additional gold delivery and reduce the in-situ to mill 'grade gap'. Mine Call Factor (MCF) and Volume, Value and Quality Management plans are in place to drive this imperative; and

- Risk adjusted planning has been implemented and will be further enhanced in F2009.

Driefontein enjoys strong potential for extensive delineation of additional Uranium Resources, both underground and on surface. To date, only two of the tailings dams have been drilled and the remaining three dams (no's 1, 2 and 4) will be evaluated in F2009.

A selective mining cut strategy is now being applied to the Multi Band Carbon Leader Reef directed by advanced framework drilling conducted from the cross-cuts. The preferred mining cut significantly improves stope values (g/t Au) and mitigates the geotechnical risk linked to exposing incompetent hanging wall quartzites.

Drilling results at Kloof from borehole KEA 5 resulted in the original geometry of the Ventersdorp Contact Reef (VCR) Sandy 1 facies being materially reduced. The updated VCR model now also takes account of the regional north-south palaeocurrent trend dominating the deeper more distal areas of Kloof's VCR. The decrease in below infrastructure Reserve ounces is driven by the revised resource model resulting in the exclusion of the northern portion of the Kloof Extension Area (KEA) project.

The Uranium Resource inherent to the Beisa Reef at Beatrix 4 Shaft has been quantified down to 5 level, covering the shallow portion of the geological over-turn structure. This provisional Resource is based on incremental mining in conjunction with the current mining of the Kalkoenkrans Reef and is stated separately from the total Gold Fields Resource declaration.

Re-modelling of the South Deep ore body from first principles and within the Gold Fields MRM systems framework is in progress and the Upper Elsburg reef zone from 87 level to 95 level has been completed. This process is being executed in accordance with Gold Fields' internal standards for database integrity and QA/QC coupled to our stringent protocols for geological and geostatistical modelling.

South Deep has now been designated a developing mine with the following core deliverables:

- Completion of the surface and underground exploration programmes;

- Focus on completing the Twin shaft infrastructure, to improve hoisting capacity and support the production ramp-up;

- Drive improved safety and efficiencies from improved mechanised mining methods, including mechanised de-stress, utilising low profile equipment;

- Accelerated opening up of the ore body above 110 level, focusing on new mine development targets north and immediately south of the Wrench Fault (above infrastructure);

- A six year production ramp-up as a fully mechanised mine;

- Leverage any potential value from integration of the South Deep and Kloof surface infrastructure; and

- Submission of The Mine Works Programme and Social and Labour Plan to expedite transition to a New Order Mining Right by Quarter 2 F2009.

INTERNATIONAL OPERATIONS

The International Operations (including APP) currently account for 16 per cent and 20 per cent of the Group's total attributable gold equivalent Resource and Reserve base respectively. The sale of the Choco 10 Mine and the Essakane Project removed an attributable 6.8 Moz of Resource and 1.7 Moz of Reserve from the balance sheet as reported in the December 2006 statement.

On-mine exploration activities continued across all four of the International Operations, with drilling expenditure for the 18 months to 30 June 2008 in excess of US$60.6 million (F2008 US$45.1 million and US$41.6 million for F2007). Cerro Corona only conducted grade control drilling during this period. St Ives accounted for 53 per cent of the expenditure, Agnew 35 per cent, Damang 10 per cent and Tarkwa 2 per cent. The implementation of customised greenfield, brownfield (near mine) and extensional exploration programmes at St Ives, Agnew and Damang is directly addressing the requirement for discovery, resource definition and conversion to Reserve to ensure longer-term sustainability without compromising short-term delivery. At Tarkwa, the search for additional Resources is moving toward assessing the depth extensions of the current ore bodies for underground exploitation and for certain hydrothermal gold prospects.

Cost increases have outstripped the declaration gold price (SEC) increases by approximately 7-10 per cent across the portfolio. Increased commodity prices, diesel and power costs, labour, reagent and greater consumption of steel balls at increased prices are collectively driving cost creep and placing upward pressure on cut-offs. Cost containment and cost leadership, optimal scheduling and blending, and quality mining and productivity initiatives thus remain essential to support sustainability of margin and NCE targets at the international operations.

The following points are noteworthy relating to the Ghana, Australia and Peru:

- Sale of Essakane: Attributable Resource 2.0 Moz (December 2006 declaration);

- Tarkwa CIL expansion project completion and ramp-up in Quarter 2 F2009. This expansion increases capacity to 12.3 Mtpa and maintains production at between 700 and 800koz per annum;

- Two new underground mines commissioned at St Ives, Belleisle and Cave Rocks, with build up to steady state underway;

- Sale of Choco 10: Attributable Resource of 4.8 Moz; Reserve of 1.7 Moz (December 2006 declaration); and

- Cerro Corona copper-gold porphyry mine, will ship its first concentrate in Quarter 1 F2009.

Cost increases in Ghana, outstripping declaration gold price increases, have had an impact on cut-off grades at Tarkwa. The 18 month increase in cut-off grades equates to +8 per cent for Heap Leach (HL) and +11 per cent for CIL and has reduced some of the lower grade Resources. The impact of future power increases in Ghana, particularly on the CIL Reserves, is being assessed.

The Damang Pit Cutback (DPCB) continues to provide a window of opportunity to explore attractive targets and increase the mine's operational footprint. In addition, the strategy to move underground once the DCPB open pit is exhausted, will be evaluated by means of a scoping study in F2009.

At St Ives the criticality of driving the Resource to Reserve conversion on the underground mines and at Santa Ana and Athena projects, as well as curbing future mining activity cost increases both on surface and underground, is a primary deliverable in F2009. The Leviathan open pit remains the critical contributor to LoM mill feed tons and cost containment remains key to ensuring profitability. St Ives continues to enjoy high levels of prospectivity across the mine lease and a full exploration project pipeline is expected to derive additional discovery ounces in F2009.

The short-term growth strategy at Agnew during the last 18 months has focused on replacing ounces mined from the Waroonga complex. This has been accomplished by extending known mineralisation both down dip and along strike at the Kim (33 per cent increase in Resource ounces), Main (77 per cent increase) and Rajah (44 per cent increase) ore bodies. In the upcoming year strong emphasis will again be put on both extensional resource development and discovering new resources at Waroonga and converting them to Reserves. This will centre on extensional and infill drilling at the Kim, Main and Rajah ore bodies.

The Cerro Corona Resource and Reserve estimates for the June 2008 declaration are based on a new geological model developed by Gold Fields in May 2007 and incorporates the relogging of all available diamond drill core. In this model, the definition of the supergene zone has been confirmed and zones of secondary copper mineralisation within the underlying hypogene zone have also been defined. A new Mineral Resource model has been developed using the new geological model as a framework. This estimate makes use of a linear geostatistical estimate of larger panels, followed by a non-linear post-processing technique to estimate the recoverable Resources. The technique has been extended to address the bivariate Cu-Au distributions at Cerro Corona.

MINERAL RESERVE SENSITIVITY

The sensitivity of Reserve ounces at all the Operations is shown in the accompanying charts, at -5 per cent, -10 per cent and +5 per cent, +10 per cent and +25 per cent, above and below the base gold price used in this declaration. Surface low-grade stockpiles are specifically included. South Deep has been included across the range at its base declaration prices with only a +25 per cent flex being applied to the remodelled 87 and 95 level area. The +25 per cent flex is included to help reflect the current commodity price trend.

The Reserve sensitivities are not based on detailed depletion schedules and should be considered on a relative and indicative basis only.



South Africa managed Mineral Reserve sensitivity

Note:
The main contributing factor to the decline in ounces at a gold price of Base -5 per cent (R142,500/kg), shown in the South African sensitivity graphs, is primarily due to the exclusion, on economic grounds of the Middelvlei Reef at Kloof and, at a gold price of Base -10 per cent (R135,000/kg) the exclusion of the 9 shaft project at Driefontein.



Ghana managed Mineral Reserve sensitivity

MINERAL RESOURCES AND RESERVES CONTINUED

Australia managed Mineral Reserve sensitivity



Peru managed Mineral Reserve sensitivity



Note:

Cerro Corona Reserves are constrained by the Tailings Management Facility (TMF). Supplementary facilities will allow for expansion of the Reserve base.

COMPETENT PERSONS

The competent persons designated in terms of the SAMREC Code taking responsibility for the reporting of Gold Fields Resources and Reserves are the respective mine based Mineral Resource Managers.

Corporate governance on the overall compliance of these figures has been overseen by Tim Rowland, Senior Consultant Mineral Resources and Mine Planning [(BSc Hons, MSc Mine Geology and Exploration, GDE Mining Engineering, Registered Natural Scientist (Reg. No. 400122/2000) FGSSA, FSAIMM], 22 years experience.

The named person is a permanent employee of Gold Fields Limited. Additional information summarising the competent person teams involved with the compilation of the Resource and Reserve declaration per Operation is included in the Resource and Reserve Supplement to this report.

Note:

A comprehensive review of the Group's Resources and Reserves for F2009, including locality and mine infrastructure plans of all the Operations, is available in a supplementary document that accompanies the annual report, or may be downloaded from the Gold Fields website (www.goldfields.co.za/www.goldfields.com) as a pdf file using Adobe Acrobat Reader. Rounding of figures in this report and in the supplementary documents may result in computational discrepancies. Where this occurs it is deemed not to be significant.

GOLD FIELDS LIMITED CLASSIFIED MINERAL RESOURCE AND MINERAL RESERVE STATEMENT
as at 30 June 2008

HEADLINE NUMBERS

	Resources			Reserves		
	30 June 2008		Dec 06	30 June 2008		Dec 06
Totals including platinum	Tons (Mt)	Au+2PGE (Moz)	Au+2PGE (Moz)	Tons (Mt)	Au+2PGE (Moz)	Au+2PGE (Moz)
Managed	1,627.0	257.79	248.35	755.9	84.77	94.57
Attributable	**1,467.9**	**247.12**	**240.82**	**647.9**	**80.53**	**89.84**

	Tons (Mt)	Au+2PGE +AuEq (Moz)	Au+2PGE +AuEq (Moz)	Tons (Mt)	Au+2PGE +AuEq (Moz)	Au+2PGE +AuEq (Moz)
Totals including platinum and gold equivalents (from copper)						
Managed	1,627.0	262.08	253.38	755.9	87.63	97.29
Attributable	**1,467.9**	**250.59**	**244.88**	**647.9**	**82.84**	**92.03**

SUMMARY[1]

	Resources			Reserves				Attributable	
	30 June 2008		Dec-06	30 June 2008		Dec-06		30 June 2008	
GOLD	Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)	Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)	(%)	Resource (Moz)	Reserve (Moz)
South Africa Operations											
Driefontein	188.7	7.5	45.57	44.92	80.4	7.6	19.70	21.36	100	45.57	19.70
Kloof	234.0	9.5	71.77	69.29	51.0	6.8	11.07	13.55	100	71.77	11.07
South Deep[2]	278.0	7.2	63.97	66.78	149.7	6.1	29.13	30.58	100	63.97	29.13
Uncle Harry's[3]	59.8	8.6	16.50	–	–	–	–	–	74	12.21	–
Beatrix	77.4	6.5	16.11	18.69	41.5	5.0	6.70	8.44	100	16.11	6.70
Total South Africa Operations	**837.9**	**7.9**	**213.92**	**199.68**	**322.6**	**6.4**	**66.60**	**73.93**		**209.63**	**66.60**
Ghana Operations											
Tarkwa	323.4	1.5	15.44	18.95	285.3	1.2	11.31	12.66	71.1	10.97	8.04
Damang	51.1	2.1	3.49	3.76	25.5	1.7	1.35	1.60	71.1	2.48	0.96
Total Ghana Operations	**374.5**	**1.6**	**18.93**	**22.70**	**310.8**	**1.3**	**12.67**	**14.26**	**71.1**	**13.46**	**9.01**
Australia Operations											
St Ives	46.8	3.0	4.54	5.42	25.9	2.3	1.88	2.55	100	4.54	1.88
Agnew[4]	16.5	5.9	3.13	2.90	2.5	7.7	0.62	0.66	100	3.13	0.62
Total Australia Operations	**63.3**	**3.8**	**7.66**	**8.32**	**28.4**	**2.7**	**2.49**	**3.21**	**100**	**7.66**	**2.49**
Peru Operation											
Cerro Corona	183.0	0.8	4.68	5.04	94.1	1.0	3.02	3.18	80.7	3.77	2.43
Total Peru Operation	**183.0**	**0.8**	**4.68**	**5.04**	**94.1**	**1.0**	**3.02**	**3.18**	**80.7**	**3.77**	**2.43**
Total International Operations	**620.8**	**1.6**	**31.27**	**36.07**	**433.3**	**1.3**	**18.18**	**20.65**		**24.89**	**13.93**
GFL GOLD TOTALS											
Total Gold Managed	1,458.7	5.2	245.19	235.75	755.9	3.5	84.77	94.57			
Total Gold Attributable	**1,299.6**	**5.6**	**234.52**	**228.22**	**647.9**	**3.9**	**80.53**	**89.84**		**234.52**	**80.53**

GOLD FIELDS LIMITED CLASSIFIED MINERAL RESOURCE AND MINERAL RESERVE STATEMENT

as at 30 June 2008

SUMMARY (continued)

COPPER	Resources 30 June 2008 Tons (Mt)	Grade (% Cu)	Copper (M lbs)	Dec-06 Copper (M lbs)	Reserves 30 June 2008 Tons (Mt)	Grade (% Cu)	Copper (M lbs)	Dec-06 Copper (M lbs)	(%)	Attributable 30 June 2008 Resource (M lbs)	Reserve (M lbs)
Cerro Corona (Copper only)[12]	175.2	0.4	1,637	1,869	94.1	0.5	1,061	1,089	80.7	1,321	856
			Au Eq (Moz)	Au Eq (Moz)			Au Eq (Moz)	Au Eq (Moz)	(%)	Au Eq (Moz)	Au Eq (Moz)
Cerro Corona – Gold Equivalent[12]			4.30	5.03			2.86	2.72	80.7	3.47	2.31

URANIUM	Tons (Mt)	Grade (kg/t)	Uranium ('000 kg)	Uranium ('000 kg)	Tons (Mt)	Grade (kg/t)	Uranium ('000 kg)	Uranium ('000 kg)	(%)	Uranium ('000 kg)	Uranium ('000 kg)
Driefontein Tailings (Indicated)	77.4	0.067	5,162	–	–	–	–	–	100	5,162	–

PLATINUM	Tons (Mt)	2PGE + Au (g/t)	2PGE + Au (Moz)	2PGE + Au (Moz)	Tons (Mt)	2PGE + Au (g/t)	2PGE + Au (Moz)	2PGE + Au (Moz)	(%)	2PGE + Au (Moz)	2PGE + Au (Moz)
Arctic Platinum Project[5]	168.3	2.3	12.60	12.60	–	–	–	–	100	12.60	–

Footnotes: See page 52

GOLD FIELDS LIMITED CLASSIFIED MINERAL RESOURCE AND MINERAL RESERVE STATEMENT

as at 30 June 2008

SOUTH AFRICAN OPERATIONS[1]

	Resources					Reserves			
	30 June 2008			Dec 06		30 June 2008			Dec 06
	Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)		Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
Driefontein					**Driefontein**				
Measured	38.4	12.9	15.93	15.84	Proved	19.7	7.6	4.83	5.69
Indicated AI	20.3	14.5	9.43	10.13	Probable AI	19.3	9.7	6.00	7.00
Total Above Infrastructure	**58.7**	**13.4**	**25.36**	**25.97**	**Total Above Infrastructure**	**39.0**	**8.6**	**10.84**	**12.69**
Indicated BI[6]	43.5	13.5	18.85	18.77	Probable BI[6]	32.3	8.3	8.67	8.49
Total underground	**102.2**	**13.5**	**44.20**	**44.74**	**Total underground**	**71.3**	**8.5**	**19.51**	**21.17**
Indicated surface dumps	9.1	0.7	0.20	0.18	Probable surface dumps	9.1	0.7	0.20	0.18
Indicated surface tailings	77.4	0.5	1.17	–					
Total surface	**86.5**	**0.5**	**1.36**	**0.18**	**Total surface**	**9.1**	**0.7**	**0.20**	**0.18**
Driefontein Total	**188.7**	**7.5**	**45.57**	**44.92**	**Driefontein Total**	**80.4**	**7.6**	**19.70**	**21.36**
Kloof					**Kloof**				
Measured	55.6	12.8	22.96	22.97	Proved	18.7	8.9	5.33	4.15
Indicated AI	92.4	9.0	26.84	23.57	Probable AI	17.2	8.7	4.79	7.42
Total Above Infrastructure	**148.0**	**10.5**	**49.80**	**46.54**	**Total Above Infrastructure**	**35.9**	**8.8**	**10.12**	**11.57**
Indicated BI[7]	54.6	12.2	21.36	22.12	Probable BI[7]	2.3	7.9	0.58	1.69
Total underground	**202.7**	**10.9**	**71.16**	**68.66**	**Total underground**	**38.2**	**8.7**	**10.71**	**13.26**
Indicated surface dumps	31.4	0.6	0.62	0.63	Probable surface dumps	12.8	0.8	0.36	0.30
Kloof Total	**234.0**	**9.5**	**71.77**	**69.29**	**Kloof Total**	**51.0**	**6.8**	**11.07**	**13.55**
South Deep[2]					**South Deep[2]**				
Measured	33.8	8.1	8.82	7.63	Proved	14.6	6.4	3.00	2.75
Indicated AI	151.6	7.4	36.25	40.25	Probable AI	68.5	6.3	13.81	15.52
Total Above Infrastructure	**185.4**	**7.6**	**45.07**	**47.89**	**Total Above Infrastructure**	**83.1**	**6.3**	**16.81**	**18.27**
Indicated BI[8]	92.6	6.3	18.90	18.90	Probable BI[8]	66.6	5.8	12.32	12.32
Total underground	**278.0**	**7.2**	**63.97**	**66.78**	**Total underground**	**149.7**	**6.1**	**29.13**	**30.58**
South Deep Total	**278.0**	**7.2**	**63.97**	**66.78**	**South Deep Total**	**149.7**	**6.1**	**29.13**	**30.58**
Uncle Harry's Prospecting Area (Inferred Resource)[3]	**59.8**	**8.6**	**16.50**	**–**					
Beatrix					**Beatrix**				
Measured	20.8	6.7	4.46	4.77	Proved	12.0	4.6	1.78	2.73
Indicated AI	35.2	7.3	8.29	9.84	Probable AI	26.5	5.2	4.44	5.06
Total Above Infrastructure	**56.0**	**7.1**	**12.74**	**14.60**	**Total Above Infrastructure**	**38.5**	**5.0**	**6.22**	**7.78**
Indicated BI[9]	21.4	4.9	3.36	4.09	Probable BI[9]	3.0	5.0	0.48	0.65
Total underground	**77.4**	**6.5**	**16.11**	**18.69**	**Total underground**	**41.5**	**5.0**	**6.70**	**8.44**
Beatrix Total	**77.4**	**6.5**	**16.11**	**18.69**	**Beatrix Total**	**41.5**	**5.0**	**6.70**	**8.44**
Total South Africa	**837.9**	**7.9**	**213.92**	**199.68**	**Total South Africa**	**322.6**	**6.4**	**66.60**	**73.93**

Footnotes: See page 52

MINERAL RESOURCES
AND RESERVES CONTINUED

GOLD FIELDS LIMITED CLASSIFIED MINERAL RESOURCE AND MINERAL RESERVE STATEMENT
as at 30 June 2008

INTERNATIONAL OPERATIONS[1]

	Resources					Reserves			
	30 June 2008			Dec 06		30 June 2008			Dec 06
	Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)		Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
GHANA OPERATIONS									
Tarkwa					**Tarkwa**				
Measured	149.0	1.4	6.91	6.79	Proved	155.0	1.3	6.37	6.47
Indicated	146.1	1.3	6.02	8.12	Probable	126.6	1.2	4.86	6.05
Inferred	24.4	3.1	2.41	3.88					
Total	**319.5**	**1.5**	**15.35**	**18.79**	**Total**	**281.6**	**1.2**	**11.23**	**12.52**
Measured low-grade stockpiles	3.9	0.7	0.09	0.15	Proved low-grade stockpiles	3.7	0.7	0.09	0.14
Tarkwa Total	**323.4**	**1.5**	**15.44**	**18.95**	**Tarkwa Total**	**285.3**	**1.2**	**11.31**	**12.66**
Damang					**Damang**				
Measured	9.1	2.3	0.68	0.64	Proved	4.6	2.6	0.39	0.43
Indicated	26.0	1.6	1.31	1.47	Probable	16.1	1.6	0.80	0.90
Inferred	11.2	3.7	1.34	1.38					
Total	**46.3**	**2.2**	**3.33**	**3.50**	**Total**	**20.7**	**1.8**	**1.19**	**1.34**
Indicated low-grade stockpiles	4.8	1.1	0.17	0.26	Probable low-grade stockpiles	4.8	1.1	0.17	0.26
Damang Total	**51.1**	**2.1**	**3.49**	**3.76**	**Damang Total**	**25.5**	**1.7**	**1.35**	**1.60**
Ghana Total	**374.5**	**1.6**	**18.93**	**22.70**	**Ghana Total**	**310.8**	**1.3**	**12.67**	**14.26**
AUSTRALIA OPERATIONS									
St Ives					**St Ives**				
Measured	1.2	6.3	0.25	0.29	Proved	0.8	6.7	0.17	0.13
Indicated	32.4	2.8	2.95	3.69	Probable	20.8	2.3	1.55	2.19
Inferred	8.9	4.1	1.18	1.21					
Total	**42.5**	**3.2**	**4.38**	**5.19**	**Total**	**21.6**	**2.5**	**1.72**	**2.32**
Measured low-grade stockpiles	4.3	1.2	0.16	0.24	Proved low-grade stockpiles	4.3	1.2	0.16	0.24
St Ives Total	**46.8**	**3.0**	**4.54**	**5.42**	**St Ives Total**	**25.9**	**2.3**	**1.88**	**2.55**
Agnew[4]					**Agnew[4]**				
Measured	1.6	7.1	0.37	0.37	Proved	0.4	8.3	0.11	0.22
Indicated	7.8	6.4	1.60	1.47	Probable	1.7	9.2	0.49	0.41
Inferred	6.7	5.3	1.15	1.04					
Total	**16.1**	**6.1**	**3.11**	**2.88**	**Total**	**2.1**	**8.9**	**0.60**	**0.63**
Measured low grade stockpiles	0.5	1.2	0.02	0.02	Proved low-grade stockpiles	0.4	1.2	0.02	0.02
Agnew Total	**16.5**	**5.9**	**3.13**	**2.90**	**Agnew Total**	**2.5**	**7.7**	**0.62**	**0.66**
Total Australia	**63.3**	**3.8**	**7.66**	**8.32**	**Total Australia**	**28.4**	**2.7**	**2.49**	**3.21**

Footnotes: See page 52

GOLD FIELDS LIMITED CLASSIFIED MINERAL RESOURCE AND MINERAL RESERVE STATEMENT

as at 30 June 2008

INTERNATIONAL OPERATIONS[1]

| | Resources | | | | | Reserves | | | |
| | 30 June 2008 | | | Dec 06 | | 30 June 2008 | | | Dec 06 |
	Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)		Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
PERU OPERATIONS									
Cerro Corona					Cerro Corona				
Measured	31.9	1.0	1.05	1.22	Proved	23.6	1.1	0.84	1.02
Indicated	137.8	0.8	3.34	3.63	Probable	69.9	1.0	2.15	2.16
Inferred	10.5	0.5	0.16	0.18					
Total	**180.2**	**0.8**	**4.54**	**5.04**	**Total**	**93.5**	**1.0**	**2.99**	**3.18**
Measured stockpiles	2.8	1.5	0.14	–	Proved stockpiles	0.6	1.4	0.03	–
Cerro Corona Total[10]	**183.0**	**0.8**	**4.68**	**5.04**	**Cerro Corona Total[11]**	**94.1**	**1.0**	**3.02**	**3.18**
Peru Total	**183.0**	**0.8**	**4.68**	**5.04**	**Peru Total**	**94.1**	**1.0**	**3.02**	**3.18**
INTERNATIONAL OPERATIONS									
Grand Total	**620.8**	**1.6**	**31.27**	**36.07**	**Grand Total**	**433.3**	**1.3**	**18.18**	**20.65**
TOTAL GFL (Managed)									
Above infrastructure	1246.6	4.6	182.72	171.87		651.7	3.0	62.73	71.42
Below infrastructure	212.1	9.2	62.46	63.88		104.2	6.6	22.05	23.15
Total GFL (Managed)	**1,458.7**	**5.2**	**245.19**	**235.75**	**Total GFL (Managed)**	**755.9**	**3.5**	**84.77**	**94.57**
Total Attributable to GFL	**1,299.6**	**5.6**	**234.52**	**228.22**	**Total Attributable to GFL**	**647.9**	**3.9**	**80.53**	**89.84**
			Au Eq (Moz)	Au Eq (Moz)				Au Eq (Moz)	Au Eq (Moz)
Copper – Gold equivalent									
Cerro Corona[12]			**4.30**	**5.03**				**2.86**	**2.72**

Footnotes: See page 52

MINERAL RESOURCES
AND RESERVES CONTINUED

GOLD FIELDS LIMITED CLASSIFIED MINERAL RESOURCE AND MINERAL RESERVE STATEMENT
as at 30 June 2008

PROJECTS[1]

	Resources				Reserves			
	30 June 2008			Dec 06	30 June 2008			Dec 06
	Tons	Grade	2 PGE + Au	2 PGE + Au	Tons	Grade	2 PGE + Au	2 PGE + Au
PLATINUM GROUP ELEMENTS (PGE)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Arctic Platinum Project[5]	168.3	2.3	12.60	12.60	–	–	–	–

	Resources				Reserves			
	30 June 2008			Dec 06	30 June 2008			Dec 06
	Tons	Grade	Uranium	Uranium	Tons	Grade	Uranium	Uranium
URANIUM	(Mt)	(kg/t)	('000 kg)	('000 kg)	(Mt)	(kg/t)	('000 kg)	('000 kg)
Driefontein Tailings (Indicated)	77.4	0.067	5,162	–	–	–	–	–

Mineral Resources were calculated using gold prices of R180,000/kg in South Africa; A$925 in Australia; and US$800/oz in Ghana and Peru. The copper price used was US$2.10/lb.

Mineral Reserves were calculated using gold prices of R150,000/kg in South Africa; A$750/oz in Australia; and US$650/oz in Ghana and Peru. The copper price for Reserves was US$1.75/lb.

[1] Managed, unless otherwise stated.

[2] Aside from the restated 87 to 95 level area, South Deep's Resource and Reserve figures are as per acquisition model.

[3] Uncle Harry's Prospecting Area Inferred Resources at a 5g/t cut-off estimated as per acquisition model, with Prospecting Rights held by WAPL for which the shareholding is: GFL = 74 per cent and Peotona = 26 per cent.

[4] The Agnew Deposits, Miranda and Vivien are subject to a royalty agreement.

[5] Gold Fields holds a 100 per cent interest in the Arctic Platinum Project, which subject to certain conditions to be fulfilled may be diluted to 40 per cent, through an agreement with North American Palladium Limited.

[6] Driefontein BI refers to material below 50 level (3,420m below surface).

[7] Kloof BI refers to material below 45 level (3,350m below surface).

[8] South Deep BI refers to material below 110 level (2,888m below surface).

[9] Beatrix BI refers to material below 26 level (1,341m below surface).

[10] Excludes copper Resources of 0.4 per cent Cu containing 1,637 M lbs Copper (tons are however included). Copper open pit Resources comprise Measured of 29.0 Mt at 0.5 per cent Cu for 345 M lb, Indicated of 135.1 Mt at 0.4 per cent Cu for 1,215 M lb, Inferred of 10.4 Mt at 0.3 per cent Cu for 69 M lb and stockpiles of 0.6 Mt at 0.6 per cent Cu for 8 M lb.

[11] Excludes copper Reserves of 0.5 per cent Cu containing 1,061 M lbs Copper (tons are however included). The copper Reserve classification tonnages are the same as for gold with open pit Proved copper Reserves of 0.6 per cent Cu for 305 M lbs, Probable of 0.5 per cent Cu for 748 M lbs and Proved stockpiles of 0.6 per cent for 8 M lbs.

[12] Copper equivalent ounces (copper revenue converted to gold equivalent ounces). Note that tons are repeated in the gold statement.

AI = Above Infrastructure; BI = Below Infrastructure. All tons relate to metric units. Rounding-off of figures may result in minor computational discrepancies. Resources are inclusive of Reserves; Total and sub-total figures for 2007 have been re-stated for comparability to F2009 totals, and therefore exclude the Choco Mine in Venezuela and the Essakane Project in Burkina Faso, which were sold in late 2007.

For further details refer to the company's website, www.goldfields.co.za, and its annual Resource and Reserve Supplement.







GOLD FIELDS LIMITED
SUSTAINABLE DEVELOPMENT

SUSTAINABLE DEVELOPMENT REPORT 2008

SECURING OUR FUTURE

Overview of our performance	
Highlights	**Lowlights**

Highlights	Lowlights
• ISO 14001, OHSAS 18001 and AS4801 certifications maintained.	• Tragic fatalities.
• Zero Lost Time Injuries (LTIs) at Agnew.	• Energy constraints at the South African operations.
• Significant progress made on our sustainable development framework.	• Rising input costs.
• Numerous alternative livelihood projects progressed.	• Level 3 environmental incidences.
• Received an award in Ghana for "the most socially responsible company".	• Illegal mining activity on a portion of the Damang mine.
• Received an award for outstanding contributions in environmental education in South Africa.	
• Cyanide Code (ICMI) certification at Damang and Tarkwa achieved.	
• Illegal miners peacefully removed at Damang.	
• Spend on Historically Disadvantaged South African vendors increased by R400 million.	
• Progression of the Cerro Corona Project through the construction phase through to the commencement of the ramp-up phase with the ongoing input and support of our stakeholders.	

Key focus areas for F2009

- Increased emphasis on mining safely and productivity.

- Completing the sustainable development framework and ensuring operational alignment with the Gold Fields Principles for Sustainable Development.

- Energy efficiency gains.

- Clean Development Mechanism Projects.

- Skills attraction and retention.

- Stakeholder engagement and finalising the implementation of the management systems.

- ISO 14001 Environmental Management System implementation at South Deep and Cerro Corona.

SECURING OUR FUTURE THROUGH INTEGRATED SUSTAINABLE DEVELOPMENT

In keeping with our previous year's report and the favourable feedback that we have received, we have elected to again restrict our reporting to issues that our stakeholders deem to be material and to present this report as an update on the progress achieved during this year.

Gold Fields Limited has become a member of the International Council on Mining and Metals (ICMM) as well as a signatory to the United Nations Global Compact. The ICMM commitment requires adherence to ten principle requirements ranging from ethical considerations to sound systems of corporate governance, human rights, health and safety, environmental management, material stewardship and supply chain management to engagement and last but not least, community affairs. The Global Compact requires adherence to another 10 principles that support the ICMM commitment with conformance required in the areas of human rights, labour standards, environmental management and anti corruption. To understand our position in terms of the abovementioned principles, we have undertaken a comprehensive gap analysis. Based on the outcomes of this gap analysis, we have developed a sustainable development framework which consists of a high level policy, supporting policies and associated practical guidance. The structure of the framework is reflected below.

Through our membership of the ICMM, we maintain an active role and provide representation on numerous work programmes of the ICMM which include:

- Environmental Stewardship;
- Health and Safety;
- Materials Stewardship;
- Socio-economic Development; and
- Resource Endowment.

Our involvement in these work groups serves to actively assist the ICMM in developing responsible approaches to the mining and use of metals in keeping with the ICMM's overall objective and to provide insight towards our practices and experiences regarding the above.

As a result of the requirement to ensure that the principles of our sustainable development framework are integrated into all aspects of our business, we have adopted a collaborative approach to the population of the framework. This approach is achieved through the formulation of peer groups for each policy area. The members of the peer groups are acknowledged experts in the respective subjects and are sourced from operations as well as from centralised disciplines. The terms of reference for each peer group includes the revision of policies and the development of strategic objectives and associated practical guidance. The peer groups also serve as a "brains trust" for the organisation and to ensure that intellectual capital is retained.

During the year significant progress has been achieved on this framework and the population of the various subsections of the framework. The focus of the coming year will be to finalise the framework and to ensure that the principles and practical guidance contained therein are cascaded back into our operational entities.

In terms of governance, this process is managed by a Steering Committee, which is responsible to report progress to the Sustainable Development Executive Committee. All sustainable development matters other than ethics and corporate governance matters are reported to the Safety, Health, Environment and Community Committee (a subcommittee of the Board of Directors) on a quarterly basis, including progress on the sustainable development framework. Ethics and corporate governance are reported at the Audit Committee. More detail on the Safety, Health, Environment and Community Committee is provided under the Corporate Governance section.

As part of the entire process, assurance checklists are being developed to provide operations with a yardstick for conformance.


Sustainable Development Policy
Supporting policies
Ethics and Corporate Governance
Human Rights
Risk Management
Health and Safety
Environment
Material Stewardship and Supply Chains
Stakeholder Engagement
Community
Sustainable Development Peer Groups
consisting of subject matter experts from an operational and corporate level

INVITATION TO ENGAGE AND STAKEHOLDER FEEDBACK FORM

This Report provides part of Gold Fields' response to calls for increased transparency and accountability and we hope you find it useful and informative. We believe that it constitutes a reasonable and fair reflection of the progress and challenges we have experienced over the past year. As always, we welcome your feedback on the report and any of our activities. For further information please visit our website at www.goldfields.co.za or complete the fax reply form at the back of this report.

Contact person for the Sustainable Development Report:

Philip Woodhouse

Designation: **Senior Consultant Sustainable Development**
Postal address: **Postnet Suite 252, Private Bag X30500, Houghton 2041**
Telephone: **+27 11 644 2400**

ETHICS AND CORPORATE GOVERNANCE

Gold Fields is committed to upholding sound principles of corporate governance and creating value for its shareholders in a responsible and ethical manner.

The company endorses the principles contained in the South African Code of Corporate Practices and Conduct as recommended in the second King Report (King II) and complies with its provisions. Gold Fields' shares are listed on the JSE Limited (the JSE) as a primary listing and the company is required to comply with the JSE Listings Requirements. The company, also has a secondary listing on the following stock exchanges: The New York Stock Exchange (NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX), and the Swiss Exchange (SWX). The company is subject to the disclosure and corporate governance requirements of the NYSE, in so far as these relate to foreign private issuers such as Gold Fields.

1. Board of directors

The company's articles of association provide that the company's Board shall consist of a minimum of four directors and a maximum of 15 directors. The Board currently comprises two executive directors and nine non-executive directors, the majority of whom are independent.

The office of the chairman and that of the chief executive officer (CEO) are separate from one another and are currently filled by an independent non-executive director, Mr AJ Wright, and an executive director, Mr NJ Holland, respectively.

Mr Holland replaced Mr Cockerill as the CEO who resigned from the Board, and Mr TP Goodlace was appointed the chief operating officer (COO), all with effect from 1 May 2008. Mr DN Murray was appointed a non-executive director of the company, with effect from 1 January 2008, and Mrs GM Wilson was appointed a non-executive director of the company, with effect from 1 August 2008. Dr A Grigorian and Mr TMG Sexwale resigned as directors with effect from 2 November 2007, and Mr JM McMahon and Dr PJ Ryan resigned as directors of the company with effect from 30 June 2008. Subsequent to year end, Mr TP Goodlace informed the Board of his resignation with effect 15 October 2008.

The Gold Fields Board comprises a majority of non-executive directors of whom sufficient are independent of management so that shareowner interests (including minority interests) can be protected. Non-executive directors do not receive any remuneration from the company for their services as directors other than the fees and share options detailed in the Directors' Report on pages 116 to 117 of this annual report.

The Board reviews the status of its members on an ongoing basis and, based on its deliberations, currently considers the majority of its nine non-executive directors to be independent, as defined in the JSE Listings Requirements.

Details of the directors and their status as executive, non-executive or independent appear on pages 4 and 5 of this annual report.

2. Board charter

Gold Fields' mission is that of a leading value adding globally diversified precious metals producer through the responsible, sustainable and innovative development of quality assets.

In accordance with the board charter, the directors seek to promote the mission of the company, while upholding sound principles of corporate governance, the interests of communities which the company affects, responsible citizenship and the best interests of the company's shareholders. The charter, which is available on the Gold Fields website (www.goldfields.co.za), articulates clearly and concisely the objectives and responsibilities of the Board.

The Board discharges these responsibilities through a number of actions, including:

- Determining the company's code of ethics and conducting its own affairs in a professional manner, upholding the core values of integrity, transparency and enterprise;
- Evaluating, determining and ensuring the implementation of corporate strategy and policy;
- Determining compensation, development, education and other relevant policies for the Group's employees; and
- Developing and setting disclosure and reporting practices, as required by applicable law to best serve the needs of its shareholders.

3. Staggered rotation of directors

In accordance with the company's articles of association, one-third of the directors shall retire from office at each annual general meeting, with the first to retire being those appointed as additional members of the Board during the year, followed by the longest serving members. Retiring directors are free to make themselves available for re-election and may, as such, be re-elected at the annual general meeting at which they retire.

4. Board meetings and attendance

The Board is required to meet at least four times a year. The non-executive directors also use this opportunity to meet amongst themselves. The Board met on 13 occasions, in person or telephonically, during the year under review. The record of attendance by members of the Board at such meetings is contained in the table below.

	2007				2008								
Director	**31/7**	**22/8**	**04/10**	**09/11**	**30/1**	**14/2**	**15/2**	**13/3**	**30/3***	**18/4**	**08/5**	**10/6**	**26/6**
AJ Wright	M	M	M	M	M	M	M	M	M	M	M	M	M
NJ Holland	M	M	M	M	M	M	M	M	N/A	M	M	M	M
TP Goodlace[1]	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	M	M	M
K Ansah	M	M	#	M	M	M	M	M	M	M	M	M	M
ID Cockerill[2]	M	M	M	M	M	M	M	M	N/A	M	N/A	N/A	N/A
A Grigorian[3]	M	M	M	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
JG Hopwood	M	M	M	M	M	M	M	M	M	M	M	M	M
G Marcus	M	M	M	M	M	M	#	M	M	M	M	M	M
JM McMahon[4]	M	M	M	M	M	M	M	#	M	M	M	M	M
DN Murray[5]	N/A	N/A	N/A	N/A	M	M	M	M	#	M	M	M	M
DMJ Ncube	M	M	M	M	M	M	M	M	M	#	#	M	M
RL Pennant-Rea	M	M	M	M	M	M	M	M	M	M	M	M	M
PJ Ryan[4]	M	#	M	M	M	M	M	#	M	M	#	M	#
TMG Sexwale[3]	#	#	M	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
CI von Christierson	M	M	M	M	M	M	M	M	M	M	M	M	M

✓Indicates attendance *#Indicates absence with apology* *N/A Indicates not a director at the time or not required to attend*

[1]*Appointed 1 May 2008 and resigned 15 October 2008* [2]*Resigned as a director 30 April 2008* [3]*Resigned 2 November 2007* [4]*Resigned 30 June 2008*
[5]*Appointed 1 January 2008* **Non-executive*

5. Board committees

The Board has established a number of standing committees composed entirely of non-executive directors. These committees comprise the Nominating and Governance Committee, the Audit Committee, the Remuneration Committee, the Safety, Health, Environment and Community Committee, all of which operate in accordance with written terms of reference, which terms of reference were approved by the Board and are available on the Group's website (www.goldfields.co.za) or from the company's secretarial office, on request.

Each of the standing board committees is chaired by an independent, non-executive director. Each such committee is required to evaluate its own effectiveness and performance from time to time, with the Nominating and Governance Committee monitoring and reporting to the Board periodically on such performance and effectiveness.

Each member is paid remuneration in addition to the annual fee payable to directors, which remuneration is recommended by the Board and requires approval in advance by the shareholders of the company in general meeting.

6. Nominating and Governance Committee

The Nominating and Governance Committee was reconstituted on 8 May 2008 and is chaired by the chairman of the Group, Mr AJ Wright. Messrs RL Pennant-Rea, K Ansah and CI von Christierson are the other members of this committee. Its written terms of reference require this committee, *inter alia,* to:

- Develop the approach of the Group to matters of corporate governance and make recommendations to the Board with respect to all such matters;
- Identify successors to the chairman and chief executive officer and make recommendations of such successors to the Board;
- Consider the mandates of board committees, the selection and rotation of committee members and chairman as well as the performance and effectiveness of each board committee on an ongoing basis; and
- Evaluate the effectiveness of the Board and its committees and management as a whole and report thereon to the Board.

The Nominating and Governance Committee met on six occasions during the year under review. The record of attendance by members at such meetings is contained in the table overleaf.


PRODUCTION

Director	2007		2008			
	21/8	8/11	13/2	27/3	07/5	25/6
AJ Wright	M	M	M	M	M	M
K Ansah[1]	N/A	N/A	N/A	M	M	M
A Grigorian[2]	M	N/A	N/A	N/A	N/A	N/A
RL Pennant-Rea	M	M	M	M	M	M
PJ Ryan[3]	#	M	M	M	#	#
CI von Christierson[1]	N/A	N/A	N/A	M	M	M

M Indicates attendance   # Indicates absence with apology   N/A Indicates not a member at the time

[1]Appointed 13 February 2008.   [2]Resigned 2 November 2007.   [3]Resigned 30 June 2008.

7. Audit Committee

The Audit Committee is chaired by Mr JG Hopwood, and the other members are Messrs RL Pennant-Rea, DMJ Ncube and Mrs GM Wilson (appointed 1 August 2008). The committee is required to meet at least quarterly and to monitor and review:

- The effectiveness of the Group's information systems and other systems of internal control;
- The effectiveness of the internal audit function;
- The reports of both the external and internal auditors;
- The quarterly and annual reports and specifically the annual financial statements;
- The annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC);
- The accounting policies of the Group and any proposed revision thereto;
- The external audit findings, reports and fees and the approval thereof; and
- The compliance with applicable legislation, requirements of regulatory authorities and the Group's code of ethics.

All members of the Audit Committee are independent, non-executive directors.

The internal and external auditors have unrestricted access to the Audit Committee, the Audit Committee chairman, and the chairman of the Board, ensuring that their independence is in no way impaired.

The Group internal audit function is headed by the senior manager, internal audit. The Audit Committee determines the purpose, authority and responsibility of the internal audit function in an Internal Audit Charter, which charter has been approved by the Audit Committee. The Audit Committee has the authority to appoint and dismiss the head of the Group internal audit function.

The Audit Committee is required to approve all significant non-audit relationships with the Group's independent auditor. For the period under review, the Audit Committee has approved, and the Group's independent auditor has performed, the non-audit services for accounting advice and taxation. In consideration for rendering these services, the Group has paid the independent auditor an amount of R1.0 million.

The Audit Committee is responsible for the oversight of the work of the independent auditor, and the independent auditor reports directly to the Audit Committee.

The Board of Directors believes that the members of the Audit Committee collectively possess the knowledge and experience to oversee and assess the performance of Gold Fields' management and auditors, the quality of Gold Fields' disclosure controls, the preparation and evaluation of Gold Fields' financial statements and Gold Fields' financial reporting. The Board also believes that the members of the Audit Committee collectively possess the understanding of audit committee functions necessary to diligently execute their responsibilities.

The Audit Committee has adopted formal, written terms of reference that were approved by the Board. Save in respect of the requirement to have at least one member who is an 'audit committee financial expert', as defined in the rules of the SEC, the Audit Committee is of the opinion that it has satisfied its responsibilities for the past financial year in compliance with such terms of reference.

The Audit Committee met on six occasions during the year under review. The record of attendance by members at such meetings is contained in the table on the next page.

	2007				2008	
Director	**30/7**	**20/08**	**23/10**	**04/12**	**28/1**	**05/5**
JG Hopwood	M	M	M	M	M	M
JM McMahon[1]	M	M	M	M	M	M
DMJ Ncube	M	#	M	M	M	#
RL Pennant-Rea	M	M	M	M	M	M

MIndicates attendance # Indicates absence with apology

[1]Resigned 30 June 2008.

8. Remuneration Committee

The Remuneration Committee (formerly known as the Compensation Committee) comprises independent non-executive directors namely, Messrs CI von Christierson (chairman), DMJ Ncube, JG Hopwood and AJ Wright and is required to meet at least twice a year. The committee, which has adopted its own formal terms of reference, has established and reviews, on an ongoing basis, the Group's remuneration philosophy, the terms and conditions of employment of executive directors and other executives, including a short-term performance-linked bonus scheme and a long-term share incentive scheme.

The terms and conditions of employment of both executive directors are contained in written contracts of employment. The remuneration particulars of each contract are contained on pages 116 and 117 of this annual report, with the Group's maximum exposure being limited to two years' remuneration in the event either such executive director's services are terminated as a result of a takeover or merger.

The Remuneration Committee met on six occasions during the year under review. The record of attendance by members at such meetings is contained in the table below.

	2007		2008			
Director	**21/8**	**8/11**	**13/2**	**3/4**	**07/5**	**25/6**
CI von Christierson	M	M	M	M	M	M
JG Hopwood	M	M	M	M	M	M
JM McMahon[1]	M	M	M	N/A	N/A	N/A
DMJ Ncube	M	M	M	#	#	M
AJ Wright	M	M	M	M	M	M

MIndicates attendance # Indicates absence with apology N/A Indicates not a member at the time

[1]Resigned as a member 13 February 2008.

9. Safety, Health, Environment and Community Committee (SHEC)

The SHEC Committee (formerly known as the Health, Safety and Environment Committee) comprises Messrs DN Murray (chairman), K Ansah, AJ Wright and Prof G Marcus.

The Group is committed to the achievement and maintenance of world-class standards in the management of the health and safety of its employees and the environment. As such, the SHEC Committee plays a pivotal role in assisting the Board in its oversight of the effectiveness of the Group's health, safety, environmental and community programmes and in keeping the Board informed in regard to the Group's objectives, compliance with and maintenance of standards in these areas. The committee seeks also to minimise health, safety and mining related accidents within the Group, to ensure that the Group's operations are in compliance with all environmental regulations and has established a Group policy in respect of HIV/Aids and health matters. This committee has adopted formal terms of reference and is required, in terms thereof, to meet at least twice a year.

The SHEC Committee met on six occasions during the year under review. The record of attendance by members at such meetings is contained in the table below.

	2007		2008			
Director	**21/8**	**8/11**	**13/2**	**6/5**	**24/6**	**25/6**
DN Murray[1]	N/A	N/A	N/A	M	M	M
PJ Ryan[2]	#	M	M	#	#	#
K Ansah	M	M	M	M	M	M
A Grigorian[3]	M	N/A	N/A	N/A	N/A	N/A
G Marcus	M	#	M	M	M	M
JM McMahon[1 & 2]	N/A	N/A	N/A	M	M	M
AJ Wright	M	M	M	M	M	M

MIndicates attendance # Indicates absence with apology N/A Indicates not a member at the time

[1]Appointed as a member 13 February 2008. [2]Resigned 30 June 2008. [3]Resigned 2 November 2007.

10. Executive Committee

The Gold Fields Executive Committee (Executive Committee) is not a committee of the Board, but is primarily responsible for implementing the Board's directives, meets regularly to review Group performance and develop Group strategy and policy proposals for consideration by the Board.

The Executive Committee has been mandated by the Board to assist in the execution of the Group's disclosure obligations. A series of guidelines on disclosure have been disseminated throughout the Group. 'Disclosure' is an agenda item at each Executive Committee meeting and, in order to facilitate the fulfilment by the committee of this function, a disclosure co-ordinator has been appointed at each operation and in respect of each core discipline throughout the Group.

Each operating subsidiary of the Group has established board and management committee structures designed to ensure that the Group's commitment to sound practices and standards of corporate governance is maintained on a Group-wide basis. The Group's executive director serves on the board of each operating subsidiary of the Group.

Details of the members of the Executive Committee appear on pages 6 and 7 of this annual report.

11. Internal control

The Board has established and maintains internal controls and procedures, which are reviewed regularly for effectiveness. These controls and procedures are designed to manage, rather than eliminate, the risk of failure, and provide reasonable, but not absolute, assurance that there is an adequate system of internal control in place.

Internal auditors monitor the operation of the internal control systems and report their findings and recommendations to the Audit Committee, the directors and management. Corrective action is taken to address any deficiencies as and when they are identified. Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

12. Code of ethics

Directors and employees are bound to uphold the core values of honesty, transparency and integrity that underpin the Gold Fields Code of Ethics. Above all, this code requires all directors and employees to maintain the ethical standards set by the Group, *inter alia,* that its representatives conduct themselves with integrity, in accordance with all applicable law and generally in a manner which is beyond reproach. The code of ethics also articulates the Group's policy with respect to conflicts of interest, confidentiality, fair dealing, the protection and proper use of Group assets. The code of ethics is available on the Group's website (www.goldfields.co.za) and has been communicated throughout the Group. The code of ethics is also communicated to all new employees.

The Board is committed to ensuring the consistent application of the code of ethics and is assisted in its responsibility for overseeing compliance therewith by the Audit Committee.

Gold Fields has contracted the services of 'Tip-offs Anonymous', an independent hotline service provider, to facilitate the confidential reporting of code violations, fraud and other inappropriate behaviour. Employees found guilty of ethical breaches are disciplined in accordance with the Group's disciplinary code and, should the breach also be a criminal act, it is the Group's policy to pursue prosecution of the employee concerned.

13. Insider trading

The Group operates a closed period prior to the publication of its quarterly and year end financial results during which period employees, directors and officers of the Group may not deal in Gold Fields shares. This is also extended to any period when Gold Fields is trading under a cautionary announcement or when employees, directors and officers are in possession of unpublished price sensitive information. The company secretary keeps members of the Board and employees across the Group informed of all such periods.

PEOPLE

At Gold Fields we recognise that people are what make the business and as a result we expend a great deal of energy in ensuring that we deploy sound and leading human resource principles. As a means to this end, our focus this year has been on six fundamental elements of the function. These are:

- Repositioning the human resources function – We have commenced with implementing a strategy that was approved by our Board in the closing months of the previous reporting period. The intention of this strategy is to ensure full alignment with the overall business strategy and is aimed at enhancing human resources service delivery both through upskilling of the practitioners in the function and through re-engineering transactional HR work and implementing an HR shared services centre.

- Developing fully performing leaders – Through a growing understanding of the value of performance and productivity, talent management and training and development of people throughout the Group, remarkable levels of people management have been achieved in the year gone by. In addition to the commitment to developing fully performing leaders, we have also simplified our management and talent review process and this plays a fundamental role in allowing us to gauge the status of talent within the Group.

- Developing Gold Fields people – Our Gold Fields Business Leadership Academy has continued during the year to focus on training to improve the availability of scarce skills. Through an expansion of the Mining School of Excellence we have been able to address the critical shortages in higher order mining and mining services skills. We have also placed special focus on safety training, the development of production supervisors and the establishment of mechanised mining training capacity.

- Remuneration – During the year, the pressures regarding attracting and retaining personnel continued. To address this challenge our remuneration strategies are geared appropriately and have been modernised to move towards a gross remuneration structure which has been rolled out on a voluntary basis to the majority of officials. We have also undertaken a review of the short-term incentive schemes to provide the correct focus on performance and associated rewards. On the international operations we are in the process of consolidating our practices, again with the express intent of attraction and retention. We have also recommenced with a project to consider an Employee Share Ownership Plan following the resolution of certain legislative hurdles.

- Transformation – Our strategic objective to align the company with the evolving new dispensation in South African society continues to be centred on the nine pillars of the Mining Charter, the details of which follow this introduction.

- Employee relations – Our new approach of moving from an industrial relations perspective to employee relations is bearing dividends and providing value. We believe this will stand us in good stead with regard to future negotiations especially in terms of a buoyant gold price and likely increased pressure on wage negotiations

1. Economic contributions

	South Africa	Ghana	Australia	South America
Total employees (excluding contractors)	48,520	2,141	380	151
Net sales (Rm)	14,264	5,030	3,715	0
Total payroll and benefits (Rm)	4 823	257	258	*
Community investment	R15,000,000	US$1,765,000	A$642,041	US$3,265,181
Taxes paid (Rm)	480	153	205	17
Investment in capital expenditure (Rm)	3,275	1,745	1,026	2,533

*Venezuelan operations are accounted for under discontinued operations. All expenses relating to Cerro Corona were capitalised in F2008.



SUSTAINABLE DEVELOPMENT
REPORT 2008 CONTINUED

2. South African mining charter

Human resources development

Objective	Achieved F2008	Targets F2009
Has every employee been offered the opportunity to be functionally literate and numerate by 2005 and are employees being trained?	In F2008, 5,773 employees attended ABET of which 1,500 are ABET level 4 which brings the percentage of the total work force that is functionally literate and numerate from 39 per cent to 43 per cent.	Although the target of 4,800 for F2009 will continue to be influenced by the objectives set in the Social and Labour Plans, changing labour, socio-economic, political and workplace realities will dictate a change in the approach to the setting of literacy and numeracy targets. A new dispensation is likely to focus on a dual strategy of literacy and numeracy provision to younger employees, and the provision of portable skills to older employees who are less inclined to literacy and numeracy learning, and who may prefer to acquire portable skills which can sustain economic activity after their formal employment with Gold Fields Limited. The detail of such a new dispensation has yet to be worked out with the social partners.
Have career paths and skills development plans been implemented for HDSA employees?	Workplace Skills Plans and Annual Training Reports covering all Historically Disadvantaged South Africans (HDSA) employees and which have been ratified by organised labour representatives, are submitted individually to the MQA by the mining operations before 30 June of each year, and the company has a policy that stipulates that every employee attending ABET level 4 must have an Individual Development Plan which is aligned to the elective subjects chosen for the qualification.	Continue providing a workplace skills plan and annual training report covering all HDSA employees as required by MQA as well as alignment with any new legislative requirements as they come into force.
Has the Group developed mentorship systems for empowerment groups?	An upgraded mentorship and protégé programme was launched during the year. The programme comprised training interventions to give capacity to the mentor population, and a matching of mentors to protégés to facilitate programme rollout. The programme is aligned to other elements of the Group human resource development programme, for example individual development plans, assessment frameworks, and mentorship and coaching of subordinates are performance deliverables for the management level. All ABET practitioners are trained and placed in a pool to be chosen by learners as coaches and mentors.	Systematic extension of upgraded mentorship programme established in F2008 to the rest of the population on formal succession plans and in the HDSA talent pool.

Employment equity

Objective	Achieved F2008	Targets F2009
Has the employment equity plan been published and has annual progress in meeting this plan been reported?	The 2008 employment equity plan is to be submitted to the Department of Labour. The Transformation Steering Committee continues to monitor its implementation across all South African operations.	The employment equity plan will continue to be revised and updated to ensure that it is in line with existing legislation. The transformation committees at operational and corporate level will continue to guide the implementation of employment equity.
Has a plan been established to achieve HDSA participation in management of 40 per cent within five years and is the plan being implemented?	A plan to increase HDSA participation in management is in place and its implementation is guided by the Transformation Steering Committee.	A strategy is in place to achieve 40 per cent HDSA participation in management by 2009.
Has the company identified a pool of talent and is this being fast-tracked?	Representation of HDSA in management, showed a steady increase over the last year from 33 per cent to 37 per cent.	Talent pool identification and fast tracking programmes will continue in supporting the next level targets in the social and labour plans.
Has a plan been devised to achieve 10 per cent participation by women by 2009 and is this plan being implemented?	Current levels have improved from 2007, 3.2 per cent to 5.7 per cent with the inclusion of South Deep.	A strategy is in place and continues to aspire to the mining charter target for 2009. The mining operations, who are individual holders of mining rights, are also continuing with dedicated efforts and strategies to achieve their respective targets of 5 per cent by 2009 as well as the 10 per cent Social and Labour Plan commitments by 2016. These targets were negotiated and agreed with the regulator. The Group is on track to meet the 2009 commitment of 5 per cent.

Migrant and foreign labour

Objective	Achieved F2008	Targets F2009
Has the Group subscribed to government and industry agreements to ensure non-discrimination against foreign migrant labour?	Group policy remains not to discriminate against foreign/migrant labour but to recruit locally where possible.	Increase of local labour portion of South African workforce.

Mine community and development

Objective	Achieved F2008	Targets F2009
Has the Group co-operated in the formulation of integrated development plans and is it co-operating with government in implementing these plans in communities where mining takes place and in labour sending areas?	The Gold Fields Foundation budgeted as per established formula for allocation to four key categories: Education, Community Development, Environment and Health. The allocated budget was R15 million.	Maintain capacity to develop projects through multi-stakeholder consultation and align them with the integrated development plans of the relevant communities.
Has the Group engaged with local mining communities and those in labour sending areas?	There has been ongoing engagement with public and private sector stakeholders for both our mine host communities and labour source communities. All approved social and labour plans are being implemented at the operations in consultation with the appropriate stakeholders.	Gold Fields will maintain ongoing engagement with public and private sector stakeholders for its communities and labour source communities. This engagement will be in accordance with the AA 1000 standard. The contributions of the Gold Fields Foundation to the communities and labour source communities will be maintained according to the formula. However, actual funding will depend on project sustainability.

Sustainable Development

2. South African mining charter (continued)

Housing and living conditions

Objective	Achieved F2008	Targets F2009
Regarding Group-provided housing, has the mine, in consultation with stakeholders, established measures for improving housing, including the upgrading of hostels to family units and promotion of home ownership options among employees?	The Group has commenced with the construction of 292 houses for family accommodation in the West Wits region. The programme to upgrade hostels continued and 508 rooms were completed during F2008. Involvement of organised labour and other key stakeholders has been fundamental to the above success.	The construction of the 292 houses is aimed for completion by November 2008. There are 299 hostel rooms ring fenced as a separate project due for completion by end of December 2008 as part of the 508 completed rooms to meet F2008 target of 807 upgraded rooms. For F2009 the target for hostels upgrade is 1 001 rooms.
Have measures been established to improve the nutrition of mine employees? What has been done to improve nutrition?	There has been an improvement of nutrition in 2008 by setting up a separate Food & Beverage Department that is independent from the accommodation. Specialists have been employed and have brought about a number of changes with the support of a dietician for quality assurance.	There will be intensive training and development of the cooks to improve the serving, food preparation methods and to eliminate wastage. Menus will be standardised. Buying and food preparation and batching will be centralised.

Procurement

Objective	Achieved F2008	Targets F2009
Have current levels of procurement from HDSA companies in terms of capital goods, consumables and services been identified?	By the end of F2008, HDSA spend accounted for R1.8 billion, 40 per cent of total working cost and capital materials spend. This includes South Deep where no Social and Labour Plan targets are set as yet. South Deep is a trackless mine and majority of spend is with foreign countries. If South Deep is excluded, our spend is at 44 per cent. We have exceeded our Mining Charter target of having more than 40 per cent of our working cost and capital materials spend provided by accredited HDSA suppliers	Achieve a more than 40 per cent HDSA procurement spend by 2009. Although targets have been exceeded, we will be pushing the limit to 45 per cent as an internal target. We will be focusing on SME development and will be offering more advanced courses for learners that have attended the basic training courses.
Has a commitment been made to a progression of procurement from HDSA companies over a three to five year time frame in terms of capital goods, consumables and services and to what extent has this been implemented?	The spend has increased to 40 per cent which is above target, up from 9.7 per cent in 2003, on the back of steadily increasing procurement spend in real terms.	Maintain and improve the HDSA procurement spend for 2009. HDSA supplier screening and accreditation systems to remain in place to ensure accuracy of vendor information. There will be a major drive to achieve Social and Labour Plan targets and improve on them for 2009. The challenges for 2009 will be to improve South Deep HDSA spend.

Ownership and joint ventures

Objective	Achieved F2008	Targets F2009
What is being done to ensure the Group achieves 15 per cent HDSA participation in terms of ownership of equity or attributable units of production by 2009 and 26 per cent by 2014?	Gold Fields complied with the 2009 target by completing a transaction with Mvelaphanda Resources Limited, effective 1 May 2004, in terms of which Mvelaphanda Resources, through its wholly-owned subsidiary, Mvela, will acquire a 15 per cent interest in Gold Fields' South African gold mining assets within five years for a cash consideration of R4.1 billion. On 17 March 2008 Gold Fields Limited and Mvelaphanda Resources Limited agreed that Mvela would receive a fixed 50 million Gold Fields shares if and when Mvela's future stake of 15 per cent in Gold Fields South African mining assets would be exchanged at the instance of either party, for shares in Gold Fields Limited.	Plan for 2014 target through various initiatives.

Beneficiation

Objective	Achieved F2008	Targets F2009
Has the current level of beneficiation been identified?	Gold Fields, together with AngloGold Ashanti, SARB and Standard Bank, operates a gold advance scheme in order to facilitate the provision of secured and cost effective advances of gold to the South African jewellery manufacturing industry.	Continue to support the Gold Advance Scheme.
Has the baseline level of beneficiation been identified and has the company noted the extent by which this will have to increase to qualify for an offset?	The scheme mentioned above involves facilitating advances of gold by advancing collateral support in the form of guarantees. A Beneficiation Act has not yet been promulgated. Gold Fields continues to engage the Department of Minerals and Energy to determine the criteria to qualify for an offset.	Growth in this sector can only be achieved through additional development of the South African jewellery design and manufacturing industry and the development of additional industrial applications for gold.

Reporting

Objective	Achieved F2008	Targets F2009
Does the company report annually on progress made in meeting its commitments?	As part of our annual report we report on progress made in terms of the guidelines set out by the Mining Charter Scorecard and using the evolving Global Reporting Initiative guidelines in the compilation of our report.	To continue to report in accordance with the established format.

Sustainable Development

3. Skills development and GFBLA

The Gold Fields Business Leadership Academy, which was formed in F2006 to provide the full range of human resource development services required by the South African operations of Gold Fields, has successfully completed its second full year of operations in F2008. The Academy has settled well into its dual operational model of providing human resource development support to the Gold Fields operations in South Africa, and of providing support to a well diversified mining sector customer base in South Africa and the SADCC region, on a commercial basis.

Key focus areas for the Academy in F2008 included providing support to the South African mining operations in respect of their obligations under the relevant sections of the Social and Labour Plans, special training interventions to improve safety performance at the South African operations, customised training interventions to support the transition from conventional mining to more technology based mining methods, and focused training interventions in critical scarce skills occupations to mitigate the loss of such skills in the ongoing competition in the local and global mining market. A further significant area of focus was that of bursaries, learnerships and post graduate trainees, where the numbers of candidates were significantly increased in the year under review (by 29 per cent from 563 to 726) resulting in a 58 per cent increase in costs in this area. The purpose of this was to grow the Group's talent pipeline in the technical disciplines in particular, and in order to transform the racial and gender demographics of the future leadership and professional element of the company.

In Ghana, the scarcity of critical skills is one of the major challenges to achieving our targets. Skills development is undoubtedly one of the top priorities of most industries, of which Gold Fields Limited is not an exception. The focus of training at both Tarkwa and Damang has been not only synergised and aligned towards developing current employees to achieve operational excellence but also geared towards developing prospective employees. This is done by interfacing with the educational authorities and providing scholarships to promote mining related programmes, especially in the fields of mineral resources and mining in selected universities.

For current employees, training can be categorised into three phases at the lower level:

• Induction and orientation (functional knowledge);

• Knowledge and skills training pertaining to the particular tasks requirements; and

• Evaluation/follow up.

All designations have been classified under high, medium and low criticality to ensure energy is directed towards areas where urgent attention is needed. In addition, a framework to manage career path per section aligned to the stratified systems theory, with an integrated aspect of skills/competence measurement and that supports continuous improvement, has been developed and is being systematically deployed into the various departments.

It is envisaged that this framework will assist us to:

• Undertake competence assessments for all critical skills and monitor progress per designation per department;

• Progressively improve training delivery and methodology;

• Make training support mandatory; and

• Ensure a substantial link to performance management.

In Australia, skills development initiatives are in place to meet the needs of our staff and business partners and also provide a range of skills and individual development opportunities for their employees. Our needs are identified via regular performance discussions between staff and their immediate line managers and through the annual Gold Fields Limited Management Review process, a process which reviews all development and performance related information of every employee. Outcomes that may result from this process range from basic skills upgrades to maintain desired competency standards, and supervisory management through to executive leadership training at tertiary institutions. Training and development programmes are delivered by internal as well as external providers.

In Peru, we have embarked on a process of preparatory training of concentrator plant operators in all areas of the metallurgical process including safety and environmental requirements. This process has enabled us to source employees from the local community and therefore contributes directly to the socio-economic climate. Corporate culture alignment training for all heads of department has also been undertaken, which included:

• Social responsibilities and implications;
• Analysis of internal and external context of the mining sector in Peru;
• SWOT analysis of Gold Fields La Cima; and
• Alignment with Gold Fields corporate vision/mission with Peruvian reality.

4. Employment equity

Representation of Historically Disadvantaged South Africans (HDSAs) in management showed an increase over the last year from 33 per cent to 37 per cent.

Strategies that are in place to identify, develop and fast-track high potential employees from within have accelerated.

The Group is on track to meet the 2009 mining charter commitment. The mining operations which are individual holders of mining rights, are also continuing with dedicated efforts and strategies to achieve their respective targets set out in the Social and Labour Plan commitments by 2016.

Percentage targets and actuals for HDSA in South Africa

Occupational category	June 2008	June 2007	June 2006	June 2005	June 2004	June 2003	June 2002	Target June 2008	Target June 2009
Senior management	33	26	26	15	16	14	8	40	40
Professionals	55	54	50	57	56	56	47	57	57
Technicians and associated professionals	49	48	48	50	48	45	37	50	50
Clerks	84	86	97	96	96	97	96	94	94
Services and sales	82	82	96	96	96	97	99	96	96
Craft and related trades	44	40	50	57	55	53	44	53	53
Plant and machine operators	58	50	97	100	100	100	100	97	97

5. Employee relations

In line with our Human Rights Policy (which can be found on the company website under the Company tab), we continue to engage with recognised unions representing our workforce. At the end of F2008, 78.96 per cent of the permanent employees of the South African operations were members of one of the three recognised trade unions. Approximately 71 per cent belong to the National Union of Mineworkers (NUM), 6 per cent are members of the United Association of South Africa (UASA), and 2.5 per cent were members of Solidarity.

Industrial action was limited during F2008, and the South African operations lost only 0.5 per cent of working time to strikes, with 99.5 per cent of shifts having been worked. The 2007 to 2009 wage negotiations were concluded on 30 August 2007 without incident, although a one day strike across all of the South African operations was held on 4 December 2007, to protest conditions in the mining industry.

In addition, Kloof mine experienced a one day strike over health and safety and at Beatrix West shaft there were three days of unprotected work stoppages brought about due to conflict related to branch committee elections.

The company recognises that legal strikes by recognised trade unions are a legitimate instrument of the employer/employee engagement, and relations with organised labour remained constructive during F2008. Management and unions continue to engage in a number of "Plenary" forums to discuss policies such as HIV/Aids, Adult Basic Education and Training, accommodation, employment equity, job grading and social development. Furthermore, management meets on a monthly basis with the leadership of the NUM shaft Stewards Council, and dialogue in these forums contributes to the resolution of issues.

The South African Operations have continued to ensure high levels of compliance with applicable labour legislation and this is borne out by the fact that in 96 per cent of cases, arbitration awards relating to various disputes have been made in favour of the company. A further positive development is that the number of dismissal related disputes has continued to decline and 171 (F2007: 222) matters were finalised in 2008.

Dialogue exists with two unions in Ghana, both affiliated to the Ghana Mineworkers Union (GMWU) with each representing staff on different levels. The unions are engaged at an operational and national level. The operational engagement is at a formal monthly forum whereas the national engagement is at annual wage review negotiations where Collective Bargaining Agreements are negotiated every three years. These annual wage agreements have been concluded with the Ghana Mineworkers Union since 1994 with the next date for renegotiation being June 2009.

No major issues have been recorded on the industrial relations front; and the following positive employee initiatives were implemented in the year to create goodwill on the operations:

- At Tarkwa and Damang – A supplementary meal for 12 hour shifters (additional to the main mid-shift meal) was introduced in accordance with the provisions of the Collective Bargaining Agreement.

- At Tarkwa and Damang – A shuttle bus service was introduced on two major routes in Ghana to enable employees to travel safely while off duty to see their families.

- At Tarkwa – In furtherance of the Ghana Employee Housing Loan Scheme, a spent ore supply scheme was introduced to supply spent ore to employees for the making of building blocks. Expanding this successful initiative to Damang is being investigated.

- At Tarkwa – A South Plant Closure Plan has been implemented to ameliorate any issues arising out of the pending closure of the Tarkwa South Plant. A transfer plan has been put in place through a standing committee to achieve zero retrenchment with 50 per cent of the target transfer achieved to date.

In Australia, the major challenge facing the Australian resources sector continues to be the availability of suitably trained and experienced people. Unemployment stands at record lows and the development of new projects together with the expansion of many existing ones in Western Australia has created labour shortages across all industry sectors. To this end, we have adopted a strategy of Growing Our People. This strategy has established sound relationships with the major teaching institutions within Australia and abroad and we are now receiving unsolicited applications from young graduates to join the company. Workforce planning and an analysis of scarce and critical skills have enabled targeted programmes to be implemented to ensure future resourcing requirements can be met. Having said this, retaining existing staff remains a high priority goal.

Competition for labour has created many opportunities for staff, even those with little practical experience, with other resource sector companies. Our employment and related benefits are designed to ensure that the total remuneration package is attractive and serves to retain key staff. Promoting from within wherever practicable is also a key driver for the retention of staff. Organisation structures have been reviewed and changes have been made to ensure that the available skills and processes are optimised. Our approach in Australia is to deal directly with our employees on an individual basis. This has proven to be a mutually successful arrangement for a number of years. There has been no lost time due to industrial disputation since Gold Fields Limited acquired the assets in 2001.

6. Housing and living conditions

During F2008 Gold Fields continued to focus on implementing the key strategic employee wellness initiatives such as hostel upgrades, family accommodation and nutrition.

With regard to hostel upgrades, in F2008, 508 rooms have been upgraded. This has brought the total rooms upgraded since the inception of this initiative in F2006 to 1,432, including 168 rooms converted into family units. This initiative has gone a long way in setting a standard for improved living conditions for single sex accommodation employees who now have access to self contained units that boast a kitchenette, living room/common area, bedrooms (shared by a maximum of two employees) and a private and tiled bathroom facility.

On family accommodation, forty additional hostel units have been converted to family units bringing the total units delivered to date to 168 since F2006. These are flats with a bathroom facility, lounge with an open plan kitchen and two bedrooms in most instances. These units, although they were hostels in the past, have been planned for exclusive family accommodation with separate access so as not to mix hostels with family units.

In addition to the above, the construction of an additional 292 houses has commenced that will be completed by mid F2009. This will increase, including the converted units, the portfolio of family accommodation to close to 700 units comprising houses and flats.

For employees residing in single sex accommodation, F2008 saw the establishment of a focused food and beverage department. Four food and beverage specialists have been employed to head and man this department while an accommodation department was formed to focus on the property management side of the hostels. The process to standardisation of menus has commenced to optimise productivity and lower costs while the quality assurance to support this unit is undertaken by a full time nutritionist.

RISK MANAGEMENT

Gold Fields' risk management approach continues to be guided by the Group Risk Policy (refer to Gold Fields website www.goldfields.co.za) which requires consistent and systematic risk assessment and reporting procedures across the Group's global operations. The Board, via the Audit Committee, is ultimately responsible for the overall system of risk management and oversees measures to understand the changing environment within which the Group operates and the identification and mitigation of new and existing risks on an ongoing basis.

During F2007, risk registers from all operations have been updated or generated by their respective management teams and submitted to Group Risk Management Division for review. For the first time, Cerro Corona as well as all service divisions participated fully in this process. These risk registers are then consolidated for review by regional management and at Group executive level. Building upon the earlier integration of the strategic planning process with the risk management system, the process of compiling the risk registers is used to strengthen the role of risk management within broader operational management. The intention is not a more defensive approach but a more informed, pro-active way of risk management and mitigation that allows for remedial action to be taken often before the risks materialise.

A project to implement a new electronic risk management system that will assist Gold Fields in meeting the guidelines set out in ISO 31000 was initiated during F2008. ISO 31000 outlines generic guidelines for the principles and adequate implementation of risk management. The system will be fully functional by December 2008.

During F2008 a number of material new risks were identified which related mainly to the inclusion of Cerro Corona in the consolidated risk register for the first time. In addition some existing risks, relating to safety and security of power supply, were materially re-rated. Although most risks are multi-dimensional, they are grouped in accordance with the headings utilised in the strategic planning process as set out below.

1. Safety and health

Like all mining companies, Gold Fields is exposed to the risk of injury or occupational illness arising among its workforce. Safety is considered the top priority at all the operations, particularly the South African operations, and continues to receive focused and sustained attention through the Full Compliance and Safety Management System. As safety risks are identified at the operational level, management and mitigation strategic decisions taken from time to time may affect or curtail mining operations impacting on the ability of the Group or its individual operations to produce in line with mine plans. In addition Gold Fields regularly engages external, internationally recognised consultants to review and audit health and safety practices. Recommendations received are implemented and reviewed for compliance on a consistent basis.

Occupational illnesses associated with hard rock mining operations can be caused by excessive, persistent exposure to dust, heat, radiation, noise, vibration and gases. Therefore, the sector has long been subject to stringent occupational health and safety, as well as occupational compensation legislation which is subject to change from time to time. While the Group's various operations have in place the necessary capacity to ensure full compliance with the legislation of the various jurisdictions, and operate various programmes and initiatives to give effect to this, changes in these laws and regulations may result in additional costs.

In addition, the industry confronts various regional, non-occupational healthcare challenges, such as the HIV/Aids pandemic which is particularly severe in southern Africa and malaria which is prevalent in West Africa. Left unmanaged such medical challenges could adversely affect productivity, safety, general medical costs and absenteeism. Both have been aggressively targeted with a strong emphasis on employee and community involvement and prevention through a variety of educational initiatives. In addition a preventative employee wellness programme for all employees is in place which is complemented by a multi-tier HIV/Aids management programme for those affected by the disease.

2. Financial

As for all gold producers, the risk of projects not delivering in terms of feasibility studies due to inadequate due diligence, sub optimal implementation or resource bottlenecks could impact adversely on the Group's earnings, assets and cash flows. In order to mitigate this risk, the Group has established dedicated project offices for each of its major projects to deploy the necessary experienced project and capital management skills on each project as it is progressed towards operation.

In addition, the company is subject to the volatility of the gold price and exchange rates. Investment decisions relating to mine expansion or mine acquisition are particularly affected by such fluctuations and could impact the Group's earnings and cash flow. Rising commodity input costs and sourcing bottlenecks driven by strong global demand for diesel, timber, tyres and certain chemicals have also impacted on production costs and could continue to do so in future. Gold Fields' response to these volatilities continues with the pursuit of Project 500 which comprises both projects aimed at generating additional revenues through enhanced productivity (Project 400) and initiatives designed to achieve considerable savings (Project 100, Project 100+). At the same time these projects are designed not to adversely affect the company's adherence to, and compliance with regulations, industry standards and adopted voluntary codes. Gold Fields also continues to drive various initiatives seeking to reduce procurement costs through centralised buying, standardised usage of inputs and better inventory management. Where appropriate, the company also seeks longer-term, mutually beneficial arrangements with suppliers and technology partners.

The Group also takes an active role in strengthening global demand for, and use of, gold through its activities in the World Gold Council.

3. Human resources

The expansion of Gold Fields' global footprint together with the continuing 'commodities boom' continues to raise demand for certain skills required by resource companies such as the Group to the extent that this could have a negative impact on productivity, project continuity, the maintenance of standards and employment costs. In response to the actions of higher-margin operators in the resources, construction and infrastructure sectors who have moved aggressively on the latter, Gold Fields pursues a multi-tier approach aimed at generating, attracting and retaining skills. To accommodate the reality of staff turnover, succession and business continuity plans are put in place at all appropriate levels. To this end the Group restructured its training infrastructure into the Gold Fields Business Leadership Academy to provide an expanded, more diverse training and skills development service to the Group and the wider sector. Mindful that many of today's skilled graduates are attracted by a

company's operational ethics and sustainability performance we continue to ensure that cost-reduction initiatives and productivity drives do not impair our ability to meet the high operational standards to which we are committed in these areas. And finally, we seek to retain staff at all levels through a range of programmes encompassing competitive, tax-effective and flexible compensation models, career development opportunities and mentorship schemes. Share incentive and bonus schemes are being reviewed on a regular basis. Relationships and communication with organised labour at operations level is receiving focused attention; to improve this situation the industrial relations and employee benefits functions have been separated.

4. Political

As orebodies bind mining operations physically to the location, the sector is exposed to unexpected changes in national regulatory requirements, such as the tax regime, the terms of royalty agreements, as well as levy and licence conditions. Such uncertainties can have a material effect on overall profitability and influence investment decisions in certain regions where there is political volatility, a divisive electoral process or a drift towards undemocratic rule. In addition, there are local, national and international campaigns against mining activities and specific forms of mining, all of which have the potential to influence public perceptions of the industry. These could include demands from labour and other social demands. Gold Fields remains particularly conscious of these dynamics and continues to develop relationships and mutually beneficial partnerships with all levels of government and non-governmental stakeholders in each country of operation. Through the implementation of the AA1000 stakeholder engagement system, community support programmes and its membership in various industry bodies and transparent lobbying at national and international level, the Group further seeks to ensure stakeholder inclusivity and manage stakeholder expectations and increase regulator understanding.

In addition, the Group's South African operations are subject to the mining charter and scorecard which seeks to

• Promote equitable access to South Africa's mineral resources for all people in South Africa;

• Expand opportunities for Historically Disadvantaged South Africans (HDSAs), including women, to enter the mining and minerals industry and to benefit from the extraction and processing of the country's resources;

• Utilise the existing skills base for the empowerment of HDSAs;

• Expand the skills base of HDSAs in order to serve the community;

• Promote employment and the social and economic welfare of mining communities and areas supplying mining labour; and

• Promote beneficiation of South Africa's mineral commodities beyond mining and processing, including the production of consumer goods.

While Gold Fields believes that it has made, and continues to make good progress towards meeting the Charter requirements, any regulatory changes to these, or failure to meet existing targets, as well as the rise of unrealistic social, political and economic demands being placed on the South African mining sector in general, could adversely affect the Group's earnings, assets and cash flow.

5. Environmental and social

As its global footprint expands, Gold Fields is subject to an ever-growing range of national environmental laws, regulations and

permit conditions as well as a more active stance by global and local environmentally-focused organisations and community groups. Continued compliance with evolving regulatory requirements and dynamic community expectations holds the potential for increased costs and/or potential litigation that could impact negatively on cash flow and earnings. Gold Fields' response to these risks is to resource its environmental and community engagement structures adequately at an operational and corporate level so as to enable it to operate in a legally compliant manner and through the implementation of the AA 1000 stakeholder engagement system build and maintain inclusive, constructive, long-term relationships with its stakeholder communities. In addition, the environmental management systems have since 2004 been certified to the international ISO 14001:2004 standard by external auditors. Gold Fields has also put in place the necessary measures to ensure the certification of all its operations to the International Cyanide Management Code. The Group also seeks to integrate its community engagement more closely with environmental management functions, making both more sustainable through increased integration. Thus many rehabilitation efforts are simultaneously aimed at creating, *inter alia,* sustainable livelihoods, while energy efficiency projects are also assessed for the carbon footprint reduction.

There may be additional risks unknown to Gold Fields at the time, and others that are presently believed to be immaterial which could become material. These factors, should they materialise, could significantly affect the Group's results. All risk information contained in this section and within the statutory disclosure documents should therefore be considered in conjunction with any forward looking statements in this document.

6. Risk financing

Gold Fields continues to insure on a standing charges only (fixed cost) basis of business interruption cover in an effort to contain costs. The Group's insurance programme, now inclusive of Cerro Corona, has been renewed for F2009 at slightly increased premiums while the underlying deductible structure has been materially improved as previous penal deductibles applicable to South Deep have substantially been eliminated. Globally, mining groups confront a shrinking insurance capacity for mining risks due to the increasing number of catastrophic events that have plagued the industry in recent times.

HEALTH AND SAFETY

Since taking up office, Nick Holland has been quoted as saying "We will not mine if we cannot mine safely". This statement succinctly signifies our unwavering commitment to the safety of our people. Supporting this commitment, an occupational health and safety policy provides strategic guidance as to our intent and actions that are required throughout the organisation. Central to the requirements of the policy and the success of our business is the requirement to achieve rapid and sustained improvements in health and safety.

In line with the above commitment and to intensify our focus on accelerating the pace of improvement from that achieved over recent years, an approach has been consolidated and deployed that seeks to realise rapid and sustainable results through a holistic programme of interventions in South Africa. The approach focuses on three distinct timeframes, these being:

- Short-term – An intensive focus on remediating physical conditions and undertaking refresher and new training. This short-term approach includes the stopping of work and re-training mining and support crews regarding safety and expectations around conditions in the underground environment. Once the re-training is completed, workplaces are audited by the crews, supervisors and safety staff.
- Medium-term – Institutionalising our safety management systems with full ownership from all employees.
- Long-term – A proactive response to significant root causes that may give rise to poor health and safety performance.

The graphic depicted below further illustrates the approach:


Visible and felt leadership
Sustainability
Short term
Fix conditions to standard
Maintain conditions at standard
Maintenance of conditions institutionalised
Medium term
Fully adopt health and safety management system, behaviour based safety, consequential thinking and safety management structures
Systems and Masiphephe culture institutionalised
Long term
Address root cause issues influencing occupational health and safety
• Total employee well-being
• Environment conducive to safe production
• Normalised living arrangements
• Introduction of new technology
• Transformed organisational culture
Journey management and communication
Jul 2007
Oct 2007
Jun 2008
Jun 2010
Realisation of our health and safety benchmarks aligned with 2013 Mine Health and Safety Council objectives

On the short-term interventions, controls that apply include:

- Assessments of physical conditions;
- Plans to address any potential or real deviations from planned arrangements including any refresher training that may be required;
- Monitoring and measurement processes to allow for assessment of performance against said arrangements; and
- Processes to institutionalise the sustainability of conformance.

In the medium term, our safety management systems are designed around five key elements; these being:

- Identify hazards, assess risks and institute remedial action;
- Establish procedures and standards that reduce risk to tolerable levels;
- Train employees in the correct use of the procedures and standards;
- Supply resources required for employees to implement procedures and standards; and
- Monitor compliance to procedures and standards.

To achieve the full institutionalisation of the safety management systems, targets of conformance have been set, thus providing a valuable benchmark against which our performance can be monitored.

The longer-term focus represents some interesting and unique challenges that need to be addressed to ensure that we succeed in our vision of long-term sustainability of performance and can best be depicted in the graphic below:


Workplace health and safety management
• Full Compliance system
• Risk Management
Underground environment conducive to safe production
• Remove stressors that detract from peak performance
Total employee well-being
• Physical, Intellectual, Emotional, Spiritual, Social, Occupational
Safety and health following trajectory towards "Zero Harm"
Introduction of new technology
• Reduce health hazards
• Remove employees from danger
Normalised living arrangements
• Restoration of social capital and family values
Organisational culture transformation
• Accountability
• Empowerment
• Management philosophy

At the International operations, a similar thrust is being pursued through interventions tailor made to the specific operation. As is the case above, the focus areas of safety include:

- Proactively responding to safety;
- Communicating and encouraging safe work behaviour;
- Simplification facilitating ownership; and
- Holism.

As an imperative to continue to drive the process of continual improvement, proactive responses to safety issues are vitally important. Through a proactive approach, safety considerations are effectively integrated into all aspects of the business and bring into effect a "prevention is better than cure" strategy.

Fundamental to the success of our continual improvement drive is to ensure that communication channels are open, transparent and effective. As a means to this end, open and frank communication about safety, its management and potential risks is required at all levels, facilitating the process of ownership by our employees.

As a further means to creating the correct levels of ownership of safety, we are of the firm belief that simple systems will not only yield the required results but provide access to all employees to fully participate in our drive.

As in the case of the South African operations, we believe that the key to safe production at our operations lies in a holistic approach which ensures long-term sustainability of performance. The holistic approach to the wellbeing of our people has been depicted in the graphic above.

As mentioned above, interventions have been tailored to the specific operation. In Australia, our mines are using ZIP (Zero Incident Process). This involves the approach of developing and empowering the workforce with a belief and genuine desire to go home every day without incident. These operations run Occupational Health and Safety programmes that address calculated risk, hazard awareness, task assessment and hazard reporting. These four processes when functioning properly remove the underlying possibilities of uncontrolled environments. A primary driver of this was determining what factors control the desired outcome (zero incidents) and then focusing on the proactive behaviours (through increased hazard reporting and identification). At our Ghanaian operations the "Take Two for Safety" and the "Touch Safety" and "Safety Referee" initiatives are designed towards imparting the same sense of ownership and ensuring that safety is a daily consideration within all activities.

Sustainable Development

Empowering people is the key element with regard to producing an incident free work place, managing the working environment and utilising effective systems and processes complements this.

It is our firm belief that this strategy of parallel interventions in the short, medium and long term will deliver the expected and desirable outcome. The process is viewed as being dynamic and subject to continual review, thereby effecting a process of continual improvement at all levels of the organisation. The current DuPont review will inform the Group of the changes necessary to further improve our health and safety systems. This review will be completed for the South African operations by the end of October 2008. The process of continual review has been integrated into all levels of our structure and affords the appropriate level of governance. This includes a corporate review every two weeks chaired by the chief executive officer.

1. Safety

The fatal injury frequency rate for F2008 (0.29 ytd) is higher compared to 0.19 per million hours worked recorded during F2007. Other safety statistics continue with a positive/downward trend. The lost day injury frequency rate (LDIFR) improved from 10.7 to 7.8 per million hours worked. The improvement LTIFR (27 per cent) is in line with the Mine Health and Safety Council (MHSC) milestones target of 20 per cent per annum.

Fatal injury frequency rate

(per million hours worked)



The Group supported the establishment of the MOSH Task Teams to assist in the interventions for the MHSC milestones to reduce injuries; eliminate silicosis and noise induced hearing loss; based on set targets. Cartoon booklets that assist in communicating health, safety and hygiene hazards are being rolled out to all South African operations.

Lost days injury frequency rate

(per million hours worked)



The Full Compliance Health and Safety Management System will be revised taking into consideration recent multiple fatal accidents, lessons learned from the investigations and the outcomes of the audits conducted. Masiphephe (Let's be Safe) initiative, that has proved to be successful at Driefontein, will be implemented to improve safety performance of the rest of the South African operations.

Days lost frequency rate

(per million hours worked)



DuPont has been tasked to assess the existing health and safety management systems at Gold Fields and benchmark them against the international best practices on the following: Leadership, Organisation, Operations and Risk Assessment. Current behaviours, attitudes, practices and procedures will be analysed and a gap analysis will be conducted for each operation's attention.

During the year OHSAS 18001 certification was maintained following two external surveillance audits. These audits include an assessment of conformance to the standard as well as measuring the process of continual improvement. Our current certifications are under the 1999 standard which is in the process of being replaced by the new 2007 standard. As a result the 1999 standard will be phased out by July of 2009. Our approach so far has been to align our operations with the new standard whereby current audits are utilising much of what will be required under the 2007 standard. This approach will ensure a smooth transition to the revised standard.

Damang maintains the OHSAS 18001 status. Tarkwa gold mine has been recertified to the new OHSAS 18001:2007 standard by Bureau Veritas while the Australian operations have maintained their AS/NZ4801 certifications.

Pillar extraction risk assessment will be established based on the set of parameter; *inter alia*, APS (average pillar stress), ERR (energy release rate), width to height ratio and geological features. Ongoing monitoring of risk parameters will be conducted during the pillar extraction period in order to withdraw employees should the risk factor exceed the acceptable level. A study is being conducted to determine the ground conditions that lead to injuries in the event of different peak particle velocities caused by a seismic event. The outcome of the study will be used to optimise the design of different support configurations and to further reduce exposure to high risk geological features.

Causes of fatal injuries:



FOG (gravity)	Trucking
FOG (seismic)	Mudrush
Tramming/skip	Heat
Explosion	Cage
Conveyor	Chain Block
Electrocution	

Operations	Fatal accidents				LDIFR		DLFR	
	F2008		F2007		F2008	F2007	F2008	F2007
	Number	Rate	Number	Rate				
Driefontein	12	0.26	13	0.31	7.02	12.97	331	522
Kloof	15	0.33	11	0.23	11.05	15.4	309	339
Beatrix	4	0.13	4	0.13	3.90	5.5	258	289
South Deep	12	0.75	1	0.13	16.81	14.36	316	156
South African operations	**43**	**0.32**	**29**	**0.22**	**8.85**	**12.06**	**306**	**413**
Ghana	3	0.14	0	0	0.38	0.54	12	15
Australia	0	0	0	0	1.53	1.93	2	3
Peru	1	0.10	0	0	0.24	0.15	14	–
International operations	**4**	**0.12**	**0**	**0**	**0.63**	**1.36**	**10**	**20**
Group	**47**	**0.29**	**29**	**0.19**	**7.57**	**10.47**	**260**	**356**

2. Occupational Hygiene

Our approach to occupational hygiene continues to focus on the following material issues:

- Managing a healthy work environment;
- Control of airborne pollutants;
- Management of noise and vibration; and
- The control of thermal stress.

With regard to managing a healthy work environment, our approach is through a risk assessment process where for the year, an additional 1,096 risk assessments were conducted for the Group. To support this approach we undertake the necessary training interventions to ensure that we have suitably qualified individuals facilitating the process on the ground. To further integrate our approach, we are currently assessing digital platforms such that hygiene measurements can be more effectively linked to our medical surveillance programmes.

On airborne pollutants, the main pollutant of our focus is silica. We are committed to meeting the industry milestones with regard to silica and have internally targeted a concentration of 0.5 mg/m³ and our measurements have indicated that we have far exceeded this target where the Air Quality Index for the South African operations

has been calculated at 0.27 mg/m³. This signifies a further improvement on the previous year's results. The legal limit which has been set by the Department of Minerals and Energy in South Africa is 1.0 mg/m³. In Australia, our operations continue to remain in, and exceed compliance to the Statutory Occupational Ventilation Contaminants as prescribed by the Department of Consumer and Employee Protection. In Ghana, baseline dust sampling continues.

The overall dust dose for the Group is measured at 0.033mg/m³ which is well within our Group target of 0.1 mg/m³.

In terms of noise and vibration, hearing conservation programmes have been implemented at all operations and the following parameters are managed and measured on a quarterly basis:

- The identification of noise sources and the demarcation of noise zones;
- Compliance with regard to the wearing of hearing protection devices; and
- The leading indicators of personal exposure and machinery/equipment noise emissions which are outlined in the table below.

Sustainable Development

Personal exposure and dosimeter measurements

Mine	Total dosimeter measurements	Per cent readings <85 dB(A)	Per cent readings 85 dB(A) – 105 dB(A)	Per cent readings > 105 dB(A)
Kloof	812	37.00	60.11	2.89
Driefontein	494	57.82	41.34	0.84
Beatrix	736	31.14	60.04	8.83
South Deep	231	61.45	36.39	2.16
South African operations	**2,273**	**46.90**	**49.50**	**3.70**

Machinery/equipment noise emissions

Mine	Total measurements	Per cent readings <85 dB(A) – 110 dB(A)	Per cent readings > 110 dB(A)
Kloof	1,456	55.5	1.7
Driefontein	463	75.7	0.3
Beatrix	872	48.3	3.6
South Deep	394	37.1	5.6
South African operations	**3,185**	**54.2**	**2.8**

**Gold Fields – SA operations
NIHL submissions**



Mining at the South African operations takes place at a mean rock breaking depth of 2,220 metres, with an average virgin rock temperature of 44.5°C and therefore thermal stress is an issue of priority and one that needs to be actively managed. These high temperatures are countered through the increased use of refrigeration and the implementation of effective cooling and ventilation systems. Bulk air, spot coolers and chilled service water are all used to reduce the ambient temperature. The average wet bulb temperatures for the South African operations for stoping was recorded at 29.0°C and for development, 30.0°C.

All wet bulb temperatures measured at Agnew and St Ives in Australia were below 25.0°C and this is a result of the relatively shallow depths at which we mine.

3. Occupational medicine

In order that all employees should retire healthy, the operations strive to eliminate, engineer out, control and mitigate workplace risks as far as is reasonably practicable. Where risks remain to workers in terms of workplace exposure, monitoring of these risks is undertaken in the form of occupational hygiene programmes which are risk based. Personal protective equipment is supplied to employees who are exposed to such residual risk, free of charge. In order to monitor the control measures implemented to address workplace exposure to hazards such as noise, dust, thermal stress and others, Gold Fields Limited also ensures a comprehensive programme of medical surveillance for its employees.

At the Australian operations, medical surveillance examinations are conducted by the Western Australian government. Employees are then afforded the opportunity to participate in additional health surveillance in the form of health and lifestyle examinations and assessments by on-site medical personnel.

In Ghana and South America, medical surveillance examinations are conducted by contracted occupational medical services. Employees at these operations are also provided with medical care on site by medical services contracted by the company.

Whilst employees at the international operations encounter numerous general and region-specific health issues, there have been no reported occupational diseases from these operations in the past financial year.

In South Africa, where more occupational diseases are encountered, the health and well-being of employees is addressed in various ways by appropriately trained, skilled and equipped staff employed at the operations in occupational health centres (OHCs). Our approach consists of three main themes. Firstly, initial medical examinations are performed so as to ensure that new recruits are placed in occupations which they can perform with due regard for their health status. This is achieved through comprehensive examinations of all applicants, specifically in terms of the inherent requirements of their proposed occupations, and assessment by means of physical and functional work capacity testing to support appropriate placement.

Secondly, risk-based medical evaluations are conducted in accordance with workplace risk assessments, and periodic medical examinations are thus performed on employees at frequencies determined by their occupations, medical status and workplace exposures. This is made possible by the interaction of occupational hygienists and occupational medical practitioners (OMPs) at the operations. These examinations afford the opportunity to assess the effect, if any, of workplace exposures on employees. These examinations also provide an opportunity for counselling of individuals regarding the impact of their work on their health status and interventions to mitigate this. Finally, when employees leave the operations, they undergo exit medical examinations in order to assess their health status and provide a report to them which may be carried forward to any future employer.

The minority of employees who develop occupational diseases are identified during these examinations and referred for appropriate treatment, where applicable, and submitted for compensation to the relevant compensation authorities in accordance with relevant legislation.

Gold Fields SA Operations – Occupational diseases submitted F2008


5%
5%
22%
68%
TB
Silicosis
COAD
NIHL

Whilst the detection and reporting of occupational diseases (lagging indicators of adverse workplace exposure) remains a prerequisite for any good system of medical surveillance in order to alert management to the need to review workplace control measures, a more proactive approach to occupational diseases has been adopted in recent months. The occupational medical practitioners have embarked upon identifying and intervening with regard to "early lag" indicators of occupational diseases. Such early intervention allows for individuals to undergo counselling with regard to their health status, workplace interventions, the correct use of personal protective equipment, and possible redeployment. In addition, the work environments of these individuals are investigated by the occupational hygienists, who then assess the effectiveness of workplace control measures and implement corrective measures, where relevant. This kind of intervention is brought about through the use of relevant technology such as audiometric, spirometric and digital radiographic equipment.

Since returning to work too early after illness or injury could constitute a risk to health and safety, there has also been a concerted effort by the occupational medical practitioners to improve the rehabilitation of ill or injured employees and optimise the timing of the return of these employees to work. The continued use of physical and functional work capacity testing has facilitated a more objective approach to such efforts and has undoubtedly improved the ability of the occupational medical practitioners to objectively determine the best time for employees to return to work after illness or injury.

The South African operations are committed to the milestones agreed with the Department of Minerals and Energy and labour partners relating to noise and silicosis.

HIV testing and treatment


20 000
15 000
10 000
5 000
0
F2005
F2006
F2007
F2008
VCT Attended
Wellness
Started ART
Retained on ART
IHR and medical deaths

Furthermore, the occupational health and safety discipline continues to explore new ways of contributing to the overall health of all Gold Fields employees. Examples of such undertakings include:

- Facilitation and support of relevant health and safety research in conjunction with government and labour representatives which includes:
  - o The "Thibela" TB Project;
  - o Research into best practice in dust control;
  - o The evaluation of biomarkers to detect preclinical silicosis in exposed individuals;
  - o The piloting of a review tool for TB control programmes;
  - o Research into ocular safety in gold miners; and
- Active participation in tripartite structures pertaining to the improvement of health and safety in the mining industry, along with government and labour partners.

4. Healthcare

In addition to working for the general well-being that Gold Fields Health Services seek to ensure for employees, they are also called upon to mount an innovative response to specific health challenges (such as epidemics) that arise from time to time as Gold Fields Limited expands its operations in accordance with our growth strategy. The most significant challenges that Gold Fields has been managing with efficiency and pragmatism are HIV/Aids and tuberculosis (TB) in South Africa and malaria in Ghana.

At our Cerro Corona operation in Peru, comparable healthcare challenges do not exist at present and we are building up medical surveillance programmes in order to operate from a position of knowledge should any challenge arise. In Australia, the impact of recreational drugs remains the principal challenge for our workforce and their families.

As has been reported annually since 2000, Gold Fields remains committed to managing HIV/Aids and TB. Our strategy continues to be one of prevention, treatment, care and support due to the successes that we have recorded in this regard. Ongoing engagement with stakeholders, including trade unions, ensures that these initiatives are widely supported, that key interventions are audited to monitor and evaluate their efficiency, and that an assessment of the economic impact of the disease on the Group is updated annually.

With regard to prevention, the current HIV prevalence rate among employees of the South African operations is estimated to be 33.5 per cent, bearing in mind that the prevalence is expected to rise as more HIV infected employees remain fit and productive on anti-retroviral therapy (ART). Gold Fields offers HIV prevention education and training to all employees through the use of induction courses, training events and peer education. In addition, free condoms are provided in the workplace and in mine accommodation. The incidence of sexually transmitted diseases (STD) has decreased from 147 cases per 1,000 employees in F2001, to a level of 98 infections per 1,000 employees in F2006. Since then, the downward trend has continued as reflected in the annualised rate of 78 infections per 1,000 employees.

On the testing front, voluntary counselling and testing for HIV (VCT) is offered at all Gold Fields Health Services facilities. VCT reinforces HIV prevention and encourages those who test negative to protect themselves. It alerts those who test positive to seek life-prolonging interventions. The Gold Fields VCT motto is "Protect your HIV-free status with your LIFE". During F2008, a total of 6,845 new tests were performed (6,599 tests in F2007) translating into a total of 15,700 tested employees still in service (32.4 per cent). This sustained high level of testing is attributable to senior management who took full ownership of VCT targets, which are included in their key performance indicators. The benefit to employees and the Group has been an acceleration of employees enrolling for HIV care and treatment in the wellness and ART programmes in F2008.

Gold Fields offers ART to employees diagnosed as HIV-positive. By June of 2008, over 2,750 employees had commenced ART since the inception of the programme. Of these 1,911 still remain on the programme, the remainder having left due to retirement, resignation or death. Of those who have been on treatment for a year or longer, medical attendants are still witnessing a 67 per cent adherence to taking treatment, a level comparable to adherence rates in developed countries.

In cases where employees deny their condition or refuse testing, thereby delaying diagnosis and treatment, or fail to comply with treatment requirements, they do not benefit from life-prolonging ART provided. When these employees are no longer able to work they are offered ill health retirement (IHR) and, where possible, are referred to a network of home-based care (HBC) projects, that Gold Fields

sponsors. In F2008, 25.26 per 1,000 employees retired due to ill health compared to 20.9 per 1,000 in F2006.

A robust TB control programme to deal with the parallel escalation in cases is critical to the management of Aids related diseases and continues to be an area of focus in South Africa. Our TB management programme predates the HIV epidemic and was scaled up accordingly to meet the fourfold increase in new TB infections related to Aids. The challenges of managing TB are well entrenched at Gold Fields Health Services, the approach being:

• Education on TB prevention and symptoms;

• TB preventive therapy for HIV-infected employees;

• Early detection of new TB cases;

• Directly observed therapy; and

• The ability to isolate and treat patients who, in future, may be diagnosed with highly infectious multi drug resistant (MDR) TB.

In F2008, the incidence of new TB cases stabilised at 37.0 new infections per 1,000 employees, a slight decrease from F2007 (39.95), which can be attributed to improved surveillance at occupational health centres and improved diagnostics at primary health care centres.

STI rates F2008



Our health services continue to work very closely with the Department of Health in South Africa to monitor, report and manage multi drug resistant (MDR) and potential extremely drug resistant (XDR) TB cases. As yet, there have been no confirmed cases of XDR TB amongst Gold Fields Limited employees and even where resistant TB is suspected, patients appear to recover slowly, as opposed to the rapid and deadly variety observed in other areas of southern Africa. There have however, been 46 patients diagnosed with MDR in F2008, compared to 32 cases in F2007. This disease variant is being closely monitored and managed.

We continue to support the South African Safety in Mines Research Advisory Council (SIMRAC) research projects. Our South African operations are involved in numerous research projects around reducing diseases from noise and dust, including the Thibela TB research project (mentioned under the occupational medicine section), aimed at reducing the burden of the TB disease, which is being conducted by the Aurum Institute for Health Research and co-funded by the Bill and Melinda Gates Foundation.

We also continue to participate in and contribute towards a Southern African HIV Therapeutic Vaccine Project (the Theravax Project). This collaborative strategic HIV/Aids health initiative is aimed at advancing therapeutic vaccine clinical trials within southern Africa. The Virax vaccine technology and the related Theravax Project proposal have been extensively discussed with leading HIV clinicians in South Africa and are favourably regarded due to the potential for the vaccine to provide an effective early therapeutic intervention, potentially delaying the requirement to start ART by some years. The research project is currently waiting for final South African Medicines Control Council approval.

Through our continued engagement with the Ghanaian healthcare authorities, and other mining companies operating in Ghana, we continue to monitor and assess the effectiveness of the malaria control programmes implemented. We continue to see a gradual decline in malaria incidences amongst our workforce and within local communities. Nevertheless, the disease remains the dominant cause of cases presenting at our clinics and our local medical staff continue to manage the disease through symptomatic treatment. This avoids the substantial delay for test results and entails treatment generally being administered at an earlier stage, allowing more effective and less drug-intensive treatment. The current focus of malaria management, which does not rely on mass spraying but focuses instead on primary preventative behaviour-based measures, remains the most sustainable approach, but will be reviewed in F2009. These efforts include the widespread use of mosquito nets, and the selected, targeted treatment with larvicides of temporary water bodies identified as mosquito-breeding hotspots.

HIV/Aids rates in Ghana have persisted at levels lower than those of southern African countries. Nevertheless, we continue to work actively with Ghanaian authorities to promote voluntary counselling and testing (VCT) as a tool for behavioural change and a proactive measure. The HIV/Aids Policy agreement signed with the Ghanaian Mineworkers Union and the Officials' Associations sets out the management framework for the ongoing work on the four defined elements of Gold Fields Ghana's HIV/Aids programme, Education, Prevention, Care and Support. All employees are exposed to education, training and counselling services and F2008 saw over 1,000 employees come forward for testing. Free treatment of sexually transmitted infections for employees and their immediate dependants continues.

In Australia, recreational drug use remains the principal workplace challenge for most employers. Our Australian teams remain focused on employee fitness for work, without judging what employees do in

Projected HIV prevalence rates F2008



their personal time. However, in line with our "three strikes and you are out" policy, we conducted a large-scale survey in 2007 in which about 10 per cent of those tested were found to be positive, with the drug of choice being methamphetamine. Although these results are not unusual for an Australian resources sector work force, for reasons of workplace safety, we do not tolerate such a situation, even though the disciplinary action associated with the management of this issue contributes to staff turnover.

In Peru, our communities live at high altitudes in colder climes and a common feature of almost all homesteads is the absence of chimneys in homes. This is significant due to the fact that the only source of heat in homesteads is fire. This, together with a tradition of using cowdung as a fuel source for indoor cooking of food, results in a relatively high level of respiratory conditions among rural people living in the Andes mountains. From the data gained from the project's medical induction procedure we are building an understanding of the medical challenges that we are likely to encounter once the mine is fully operational and are positioning ourselves to formulate strategies to address this challenge and contribute where we can.

Overall, the company recorded seven deaths per 1,000 employees that were related to medical conditions (including Aids). The rate is slightly decreased from previous years: F2006 (10 per 1,000) and F2007 (8.44 per 1,000). The pre-Aids era reflected average rates of around seven per thousand employees. This trend is encouraging as it validates our approach to this critical component of our business.

ENVIRONMENTAL MANAGEMENT

In support of the overall sustainable development framework, we have been actively developing an environmental framework that includes a revision of our environmental policy statement, developing strategic principles that support the environmental policy objectives and developing standardised practical guidance to ensure operational alignment to Group requirements. This framework is being developed with inputs from an operational as well as a corporate level and the framework is currently undergoing a process of final ratification and approval.

1. Management systems

After numerous audits undertaken by our certification auditors, ISO 14001 certification has been retained at our operations and the offices of our exploration division. During the independent audits only minor issues were identified which have been successfully rectified as part of the ongoing auditing process. At South Deep and Cerro Corona, significant progress towards implementing environmental management systems that can be certified to the ISO 14001 standard has been achieved.

The environmental management systems continue to drive our continual improvement imperative for environmental management through the setting of objectives and targets at various levels within the organisation.

The tables that follow represent the Group's performance with regard to key consumables.

Timber (tons)	F2008	F2007	F2006	F2005
Driefontein	40,864	43,942	43,204	45,100
Kloof	37,982	37,574	55,735	39,900
Beatrix	41,659	42,587	43,259	46,100
South Deep	n/d	n/a	n/a	n/a

Blasting agents (tons)	F2008	F2007	F2006	F2005
Driefontein	1,993	1,400	1,042	1,400
Kloof	2,196	1,160	1,415	1,300
Beatrix	3,231	5,185	4,607	4,600
South Deep	n/d	n/a	n/a	n/a
Tarkwa	30,578	29,712	28,556	23,000
Damang	4,148	3,568	2,044	1,300
St Ives	6,258	4,256	4,928	4,000
Agnew	3,421	3,287	4,130	1,700



HCL (tons)	F2008	F2007	F2006	F2005
Driefontein	**1,238**	710	1,967	2,690
Kloof	**41**	433	599	790
Beatrix	**807**	738	692	840
South Deep	**171**	n/a	n/a	n/a
Tarkwa	**1,481**	1,267	1,444	1,100
Damang	**198**	173	232	200
St Ives	**272**	236	288	370
Agnew	**176**	192	140	150

Caustic soda (tons)	F2008	F2007	F2006	F2005
Driefontein	**282**	359	592	650
Kloof	**157**	81	176	510
Beatrix	**624**	512	556	530
South Deep	**337**	n/a	n/a	n/a
Tarkwa	**869**	749	619	300
Damang	**354**	336	347	330
St Ives	**307**	330	284	370
Agnew	**350**	274	297	280

Lime (tons)	F2008	F2007	F2006	F2005
Driefontein	**4,021**	5,782	7,580	7,600
Kloof	**4,301**	3,589	4,916	9,100
Beatrix	**2,951**	3,422	3,033	3,900
South Deep	**3,976**	n/a	n/a	n/a
Tarkwa	**4,289**	3,537	3,085	2,500
Damang	**2,741**	3,251	3,239	3,500
St Ives	**12,894**	11,820	9,786	18,300
Agnew	**1,155**	1,402	2,042	2,400

Cement (tons)	F2008	F2007	F2006	F2005
Driefontein	**7,171**	458	1,520	900
Kloof	**1,540**	1,770	4,032	4,200
Beatrix	**823**	587	762	1,100
South Deep	**n/d**	n/a	n/a	n/a
Tarkwa	**60,577**	67,905	64,507	72,100
Damang	**0**	5	23	13
St Ives	**11,055**	8,674	8,386	11,500
Agnew	**4,525**	2,255	2,051	2,400

2. Incidences

As mentioned in previous years, Gold Fields Limited has implemented an incident reporting system for environmental incidences defined as follows:

a. Level 1 – incidents of minor non-conformance that result in no or negligible adverse environmental impact

b. Level 2 – incidents that result in short-term, limited and non-ongoing adverse environmental impacts

c. Level 3 – incidents that result in ongoing, but limited environmental impact

d. Level 4 – incidents that result in medium-term environmental impact

e. Level 5 – incidents that result in long-term environmental impact.

We have continued to strengthen our systems and actively encourage the reporting of incidences such that we can become more proactive in preventing incidences from occurring. The table below reflects the incidences for the reporting period.

Level	F2002	F2003	F2004	F2005	F2006	F2007	F2008
1	112	565	1,222	1,174	802	1,538	**720**
2	59	144	208	129	71	117	**111**
3	7	4	2	3	4	3	**10**
4	0	0	0	0	0	0	**0**
5	0	0	0	0	0	0	**0**

Sustainable Development

Unfortunately, during the reporting period ten level 3 incidences occurred and are summarised in the table below. The increase in the number of level 3 incidences observed was partly the result of unusually high rainfall experienced at the South African operations and its effect on water containment facilities. All of these incidences have been comprehensively investigated and remedial actions have been put in place.

Incident	Remedial action
Overflows of the return water facilities at South Deep gold mine after excessive rainfall (two incidences). A reduction of storage capacity in the dams due to cleaning of compartments was the main contributing factor. With regard to impact on the environment, the incident is deemed to have been limited and thus the incident is classified on the basis of a non-compliance.	Compartments in the return water facilities have been cleaned out to maximise storage capacity.
A discharge of water from mine dewatering occurred at our St Ives gold mine. The incident is regarded as a level 3 largely as a result of a breach of operating conditions rather than any significant environmental impact whereby discharges are required to be routed via a sedimentation pond.	The discharge was immediately diverted to another pit. All discharge points were reviewed to ensure that correct infrastructure is in place and an emphasis was placed on providing the appropriate training for personnel on site requirements.
Overflow of water from the return water facility at Kloof gold mine following excessive rainfall.	The capacity of the return water facility complies with relevant and best practice requirements and thus the incident is largely a result of unusually high rainfall experienced during the wet season.
A spillage of tailings material occurred at our Driefontein gold mine after a pipeline failure (four incidences).	All failed components have been replaced and the areas have been remediated. Where applicable, additional containment facilities have been provided.
Total dissolved solids and sulphate levels in the ground water have exceeded prescribed levels at our Agnew gold mine. This incident does not impact on a third party but is an administrative non-compliance.	An extensive investigation has been launched to understand the potential causes for this phenomenon as the source of the contamination is unclear. It is also unclear whether the elevation can be ascribed to anthropogenic activity.
A discharge of hydrocarbon contaminated water to Delta Pit from the Revenge washpad occurred. A Field Notice was issued from the Department of Environment and Conservation indicating breach of Unauthorised Discharge Regulations.	The washpad was closed until functioning to standard contaminated material was recovered. An improvement plan for the washpad was implemented. Lastly, soil sampling was undertaken to determine the extent of contamination and clean up requirements.

All our operations target to record zero level 3 incidences and report any level 3 incidences immediately to senior management as well as on a quarterly basis to the Board. Level 1 and 2 incidences are reported on a weekly basis to senior management in the routine weekly reports for the operations.

3. Water Management

Within all our environmental management systems, the conservation of the quality and quantity of water at our operations remains a central tenet. In this context, we continue to build on systems that are already in existence including systems and infrastructure implemented to monitor usage, measure quality changes and to maximise the recycling opportunities of this critical resource. Increasingly though, extreme climatic effects are forcing us to be very dynamic in our approach to water management. This has been evident through extreme rainfall events in Ghana and in South Africa. In Australia the converse holds true where a lack of rainfall proves to be the challenge. However, our dynamic approach and geographical range in different environments stands us in good stead to constantly apply lessons learnt and adapt to local circumstances. In addition to this, the deployment of some advanced technology at our operations has reduced the time interval for access to information regarding quantity and quality and has thus improved our ability to manage this resource.

One of the ongoing material issues surrounding water management is of an administrative nature whereby water licences for the South African operations have not yet been received. Applications have been submitted and the company remains committed to working with the relevant regulatory authority in ensuring that all requirements of the catchment management process are facilitated through appropriate reserve determinations to involvement and the engagement of all stakeholders.

A further issue of materiality is the ongoing engagement initiatives in the Wonderfonteinspruit in South Africa. The Wonderfonteinspruit's headwaters reach as far north as the municipal area of Krugersdorp and a range of industrial, mining, agricultural and municipal activities have impacted the watercourse for over a century. Informal settlements also contribute to the state of the water in this watercourse. Through constructive engagement, Gold Fields Limited took the initiative in establishing the Wonderfontein Action Group (WAG), which comprised, *inter alia,* the gold mines in the area, the regulators, academic institutions and representatives of the community. The WAG had three stated objectives, these being to:

- Sample the sediment in the Wonderfonteinspruit so as to determine the spatial extent of any elevated heavy metals;

- Pilot a water monitoring methodology that would be open and transparent and available on a "real time" basis to all stakeholders; and

- Help re-establish the Water Management Forums in the catchment.

To date all three objectives have been met.

The approach to water monitoring was successful and now needs to be rolled out to the other roleplayers in the catchment. The results of the sediment sampling study and process of analysis, in short, indicated that, while there is evidence of elevated heavy metals in the sediment, the water is safe from a radiological point of view. The Water Management Forums were re-established through a public participatory process and now provide a good platform to address the implementation of further actions regarding the Wonderfonteinspruit. It was on this basis that the WAG was disbanded, in order to allow the fully representative Water Management Forums to start functioning in a holistic manner. Furthermore, in order to ensure the continuation of the processes initiated by the WAG and to further increase the level of objectivity, it was decided to incorporate the WAG's function into the said Water Management Forums in the form of a Mining Interest Group (MIG). This group, which currently includes other mining companies in the area, is a subset of the larger Forum and gives the mines a voice in terms of voting structure. It also provides the appropriate platform for the mines in the area to cooperate with regard to common issues and to pool resources in seeking regional/collective solutions. The MIG is functioning well and has remained involved with the issues at hand.

In a parallel process of contributing towards finding an acceptable and practicable solution for the Wonderfonteinspruit, the Regulators have recently formed the Steering Committee for Remediation of Mining Related Radioactive Contamination (SCRMRRC) that will be looking at radioactive contamination of water in the whole of South Africa. The Wonderfonteinspruit Catchment Area Technical Working Group was formed under the auspices of the SCRMRRC to look specifically at the WFS Catchment Area (WCA). This technical working group is characterised by representation from the mining industry as well as the surrounding communities and will be assisted by a Specialist Group which is in the process of being fully established. The Specialist Group has been mandated to evaluate all previous reports (including the work done by the WAG), the current status quo in the WCA and to make recommendations on the type of action that will be required. By ensuring that the evaluation and selected approach is based on sound science, the outcome of this process will be published and peer reviewed.

The Wonderfonteinspruit and its associated legacy issues are complex and unlikely to be resolved quickly and without an effective process that is credible, objective and beyond reproach. Gold Fields continues to be actively involved in the process and remains committed to the process of finding an acceptable and effective solution to addressing the issues associated with the Wonderfonteinspruit.

Water withdrawal for the operations is tabulated below:

Total water withdrawn (m³)	F2008*	F2007	F2006	F2005
Driefontein	14,720,540	16,416,000	17,450,000	18,200,000
Kloof	20,671,000	20,799,974	23,862,289	25,500,000
Beatrix	11,232,000	16,912,192	13,204,645	15,100,000
South Deep	5,027	n/a	n/a	n/a
Tarkwa	7,941,690	5,596,000	2,539,527	5,200,000
Damang	547,910	594,376	673,439	800,000
St Ives	14,197,081	3,941,007	3,213,848	3,600,000
Agnew	246,700	192,612	2,128,000	2,100,000

*The reporting format for F2008 has changed from total water withdrawal to subdividing the different water components. F2008 figures are Ml of water purchased



4. Energy and climate change

Our main challenge with regard to energy during the year was the load shedding undertaken by Eskom in South Africa. The result of this was that all mining activities at the South African operations were suspended on the evening of 24 January 2008 following Eskom declaring *force majeure* and requesting their key industrial consumers to reduce consumption to the minimum load possible. At this level no production was possible. After almost a week, on 31 January 2008, Eskom increased the power allocation to mines and industry to 90 per cent, which Eskom indicated would remain in force for at least five years, through to 2012.

After assessing the impact of a continuous 90 per cent power supply, it was estimated that sustainable production at the South African operations would decline between 20 and 25 per cent from the June quarter 2008.

In order to achieve the 10 per cent reduction in electricity consumption imposed by Eskom, the following actions were deemed necessary:

• The 6 and 7 shafts as well as the 9 shaft Depth Extension Project at Driefontein, and 3 and 8 shafts at Kloof, would be mothballed, closed or scaled back, potentially affecting approximately 4,900 employees at these two mines.

However, on 7 March 2008, we received formal notification from the Department of Minerals and Energy that, following representations by the Chamber of Mines and consultation with all stakeholders, the mining industry had been allocated an additional 260 MW of power allowing the mines to increase their power consumption from the current level of 90 per cent of average historical consumption. On the evening of 14 March, we were informed that 10 per cent of this allocation, ie 26 MW, had been granted for use by Driefontein and Kloof.

On 17 March 2008, the total power available to the Group's South African mines was increased to 566 MW, or 95 per cent of the historical average consumption profile.

With the additional power, the future of the 6 and 7 shafts at Driefontein as well as the 3 and 8 shafts at Kloof was reviewed. These shafts had been downscaled or had production stopped since the onset of the power constraints in January.

There is no additional supply of power to either Beatrix or South Deep gold mines. We believe that these operations can function at current levels of electricity supply owing to the shallower depth at which Beatrix operates and the nature of the restructuring operations underway at South Deep.

During the year, Gold Fields Limited embarked on a process to determine its full carbon footprint. The services of an external body were procured for this exercise as the information gleaned from the study would also be used for submission under the Carbon Disclosure Project (CDP) and thus the approach affords a level of independence. In addition ISO 14064-1 (Specification with Guidance at the organisation level for Quantification and Reporting of Greenhouse Gas Emissions and Removals) and the GHG reporting protocol were used as the preferred methodology in the study, lending further credence to the results. The CDP provides a secretariat for institutional investors and on their behalf it seeks information relating to carbon emissions and business risks and opportunities presented by greenhouse gas emissions and climate change from the world's largest companies. This project has been concluded and the information submitted to the CDP. The study covers all aspects of our producing operations and assesses emissions in terms of direct and indirect energy use, including energy consumed during travel. The study provides a very valuable baseline for the company and also charts the way forward for pursuing energy efficiency gains.

We are continuing to pursue Clean Development Methodologies (CDM) and we have already obtained approval for a new methodology entitled "Methodology for mine methane capture and utilisation or destruction in underground, hard rock, precious and base metal mines" registered as AM0064. This methodology pursues the potential for us to capture methane that vents at our Beatrix operation and to convert the gas into supplementary power supply for the mine. Further methodologies have been submitted for approval.

We are also actively pursuing a whole portfolio of emission reduction opportunities as summarised in the following table.

Project site	Planned intervention	Notes
Beatrix	Monitoring compressed air at 1, 2, 3 shaft	The system optimises the compressed air plant schedule of the mine
Driefontein, Kloof and Beatrix	Control of main fans	Controls ventilation flow or volume of air
Driefontein	3CPF* system at 1 and 5 shaft	Utilises the U-tube effect of column design to pump water up the mine
Driefontein, Kloof and South Deep	Energy efficient lighting	Installation of energy efficient light bulbs
Driefontein	Stope shut-off valves	Under investigation
Kloof	3CPF* system 4 shaft	Utilises the U-tube effect of column design to pump water up the mine
Kloof	Hard ice technology	Ice technology for Kloof 3 shaft and 4 shaft

* Three Chamber Pipe Feed System (3CPF)

In Ghana, although the high rainfall provided us with numerous challenges in achieving our targets at the operations, it did alleviate the low levels in the Akosombo Dam. As mentioned in previous reports, the Akosombo Dam is critical to the supply of electricity in Ghana and with the high rainfall, the outlook for power supply has become much more positive. Nevertheless, we will continue to pursue independence of electricity supply owing to the predicted energy constraints into the future.

In Australia, we continue to submit the required information for the Greenhouse Challenge Plus which is an initiative of the Australian government to promote working partnerships between industry and the government to promote energy efficiencies and to reduce greenhouse gas emissions. The Energy Efficiency Opportunities Act also comes into effect in Australia which seeks to promote energy efficiencies and we are undertaking the necessary work to ensure our alignment with the requirements and to pursue energy efficiency goals.

Our energy usage for the reporting period is tabulated below:

CO_2	F2008	F2007	F2006	F2005
Driefontein	1,666,948	Not reported	Not reported	Not reported
Kloof	1,590,112	Not reported	Not reported	Not reported
Beatrix*	752,998	13,436	17,520	18,000
South Deep	430,091	n/a	n/a	n/a
Tarkwa	178,107	138,849	112,670	96,000
Damang	71,043	88,950	45,010	33,000
St Ives	79,770	62,067	99,342	160,000
Agnew	12,491	28,176		

*Previous figures not based on GRI protocol

Historically the Australian operations have reported in accordance with the Greenhouse Challenge Plus and continue to do so but for the purpose of group reporting, the Australian calculations have been conducted in accordance with the GRI protocol.

The CO_2 emissions that result from the use of a coal-fired boiler at Beatrix have been assessed. In the absence of detailed coal specification, initial calculations have indicated that, with an annual coal consumption of 16,572 tons, the emissions equate to approximately 22,186 tons of CO_2 per annum. This is based on certain assumptions that include: (i) 1 per cent unburned carbon (ii) a carbon emissions factor of 25.8 TCL TJ and (iii) a 36.9 per cent carbon in coal content. These assumptions will need to be verified going forward on the basis of materiality as these emissions contribute a mere three per cent of the Beatrix total and less than 0.5 per cent of the Group's total.

Electricity (MWh)	F2008	F2007	F2006	F2005
Driefontein	1,727,046	1,904,075	1,910,100	1,874,000
Kloof	1,751,495	1,833,957	1,887,032	1,766,000
Beatrix	889,657	863,460	931,533	953,000
South Deep	651,291	n/a	n/a	n/a
Tarkwa	214,306	200,282	202,641	163,000
Damang	89,628	87,606	107,006	108,000
St Ives	191,369	192,248	187,037	148,000
Agnew	54,379	51,472	48,121	46,000

Electricity (TJ)	F2008	F2007	F2006	F2005
Driefontein	6,217	6,854	6,876	6,740
Kloof	6,305	6,602	6,793	6,360
Beatrix	3,202	3,108	3,353	3,430
South Deep	426	n/a	n/a	n/a
Tarkwa	766	721	729	590
Damang	317	315	385	380
St Ives	688	696	672	530
Agnew	196	185	173	160

Diesel (TJ)	F2008	F2007	F2006	F2005
Driefontein	86	85	160	66
Kloof	109	90	110	113
Beatrix	58	58	44	66
South Deep	61	n/a	n/a	n/a
Tarkwa	2,331	1,855	1,519	1,300
Damang	913	1,166	583	370
St Ives	1,043	811	654	825
Agnew	152	367	361	271

Petrol (TJ)	F2008	F2007	F2006	F2005
Driefontein	8	10.6	9.4	10.2
Kloof	7	5.3	5.4	4.8
Beatrix	5	5.8	5.4	7.3
South Deep	2.5	n/a	n/a	n/a
Tarkwa	1	0.6	0.5	0.7
Damang	0	0	0	0
St Ives	5.4	3.0	4.0	3.6
Agnew	0.1	0.2	0.3	0.3

LPG (TJ)	F2008	F2007	F2006	F2005
Driefontein	3.7	5.85	4.2	3.87
Kloof	3.1	3.0	3.2	2.4
Beatrix	0	0	0	0
South Deep	0	n/a	n/a	n/a
Tarkwa	4.7	3.8	6.1	5.1
Damang	89.7	57	80.3	112
St Ives	40	33	39.1	37.6
Agnew	19.4	21.6	21.7	15.5

5. Land management and biodiversity

Probably the most material issue that we would like to report on under this section is the Leadership for Conservation in Africa (LCA) initiative. This initiative started under the leadership of Ian Cockerill and Willie Jacobsz where Gold Fields Limited, the South African National Parks Board and the World Conservation Union (IUCN) formed a partnership to influence business leaders worldwide to support conservation led development in Africa. This initiative is endorsed by NEPAD and is actively functioning in 16 African countries including Burkina Faso, Botswana, Cameroon, Ethiopia, Gambia, Ghana, Malawi, Mozambique, Namibia, Republic of Congo, Senegal, South Africa, Tanzania, Uganda, Zambia and Zimbabwe. In these countries, the LCA collaborates with heads of conservation and has amassed the support of numerous internationally renowned businesses. The Board of the LCA boasts some of the biggest names in worldwide business. Through a partnership approach, the LCA seeks out the very best business

skills and knowledge to initiate and pursue financially sound conservation led development and acts as an enabler to influence national and international roleplayers to become involved in various projects. It is the LCAs intent to provide guidance for conservationists where conservation develops rather than defend its path into the future. Although the leadership at Gold Fields Limited has undergone changes, it is our intent to continue to actively support this constructive and successful initiative.

On site, we continue to apply sound principles of land management and conservation of biodiversity. This is achieved through our environmental management systems where assessments of activities that could impact on biodiversity, be it positive or negative, remain a fundamental consideration. In addition, any significant changes to operations or new activities are subject to comprehensive environmental impact assessments that place a concerted emphasis on the engagement and involvement of all relevant stakeholders. We are consolidating our approach in this regard and in accordance with the sustainable development framework that has been developed, strategic principles and practical guidance notes are being developed to integrate into the overall framework.

6. Waste management

Gold Fields does not produce, transport, import or export any waste categorised as 'hazardous' under the terms of the Basel convention. Within our ISO 14001 Environmental Management Systems, waste issues and the management thereof remain an integral component. As a result, the sites have protocols in place to govern the proper disposal of all waste types as well as to minimise the production of waste products and to recycle where practicable. We also continuously pursue potential opportunities associated with waste products as the old adage "one man's waste is another's gold" is very apt. To this extent, at some of the sites, we are investigating the possibility of job creation through waste recycling initiatives, albeit with slow progress due to legislative and numerous other requirements.

Of materiality though is the fact that we have commissioned our tyre retread facility at Tarkwa. The driving force behind this project was twofold where tyres for haulage vehicles are in short supply worldwide and the disposal of these large bulky items is problematic. To construct the facility we undertook a long environmental impact assessment process, with much consultation, and managed to secure the necessary permits and licences to construct and commission the facility. In the initial stages, we experienced problems with the new tread separating from the casing and this was attributed to methodology and materials used in the vulcanising process. With external expert assistance, we are confident that this has been resolved and that the facility will prove to be a valuable asset in the next reporting period. This initiative represents the spirit of sound sustainable development principles through addressing an economic and productivity problem whilst at the same time addressing an environmental challenge and lastly, providing much needed employment in the area. We monitor the performance of the retread product and are benchmarking this against the performance of new tyres. The outcome of this benchmarking is somewhat difficult to evaluate as excessive rainfall that has been experienced at the operation also has a significant impact on tyre wear. However some of the retread tyres have exceeded 1,000 hours of use which is most encouraging.

The disposal of tailings and waste rock is tabulated below.

Tailings facilities tons)	F2008	F2007	F2006	F2005
Driefontein	3,839,620	9,779,083	6,592,996	6,534,000
Kloof	3,485,680	3,710,101	3,681,623	5,128,000
Beatrix	3,212,600	3,590,000	3,540,324	4,118,000
South Deep	5,212,090	n/a	n/a	n/a
Tarkwa	4,979,019	5,230,888	4,686,966	3,190,000
Damang	3,695,229	5,269,310	5,327,955	5,215,000
St Ives	4,647,818	4,669,446	4,567,611	3,753,000
Agnew	2,851,660	3,226,978	3,161,159	1,170,000

Waste rock to rock dumps (tons)	F2008	F2007	F2006	F2005
Driefontein	464,996	559,946	319,783	385,000
Kloof	1,101,623	1,120,821	473,371	625,000
Beatrix	1,091,543	934,439	731,738	722,000
South Deep	105,447	n/a	n/a	n/a
Tarkwa	89,096,834	82,168,348	74,353,234	61,666,000
Damang	29,433,351	28,109,727	21,427,370	9,050,000
St Ives	12,323,842	5,210,789	17,028,304	20,360,000
Agnew	425,609	18,234,119	14,254,210	2,060,000

7. Cyanide management

Over the last year, the Group has made considerable progress towards achieving the requirements of the International Cyanide Management Code. The code is a voluntary industry initiative for manufacturers, transporters and consumers of cyanide and seeks to commit signatories to the code to sound and responsible management practices. Gold Fields Limited signed the code in November of 2005 and has undergone a rigorous process of implementing systems to ensure conformance to the code. During this financial year, our Ghanaian operations, Tarkwa and Damang, have achieved full compliance status in terms of the International Cyanide Management Code after an intensive process of auditing by an external body. Our other operations are due to be audited in the next reporting period.

Region	Operation	Certification status
Ghana	Tarkwa Damang	Certified 4 June 2008 Certified 8 May 2008
Australia	St Ives Agnew	Audit to be undertaken F2009
South Africa	Driefontein Kloof Beatrix South Deep	Audit to be undertaken F2009 Audit to be undertaken F2009 Audit to be undertaken F2009 Audit to be undertaken F2009
Region	Supplier	Certification status
Ghana	Orica and Barbex Technical Services Limited	Certified 16 November 2007
Australia	Australian Gold Reagents Pty Limited	Certified 9 October 2007
South Africa	Sasol	Certified 8 March 2007

8. Closure

Gold Fields Limited continues to provide funds for eventual closure and rehabilitation of its mines. During the year, the environmental peer group formulated a group standard for requirements of closure planning. The standard embodies best practice and requires the operations not only to accurately account for their closure costs but also to annually undertake a revision of the closure plan and the associated costs. These closure plans are also consistently guided by stakeholder inputs during regular engagement sessions. The closure costs as revised in June of 2008 are depicted in the table below.

Operation	Closure provision
Driefontein	R514 million
Kloof	R391 million
Beatrix	R226 million
South Deep	R155 million
Tarkwa	US$30 million
Damang	US$5 million
St Ives	AS$73 million
Agnew	AS$18 million
Cerro Corona	US$34 million

9. Fines and legal actions

During F2008, no money was paid by the Group or its operations in fines or penalties resulting from environmental transgressions nor was any legal action brought against the company.

MATERIAL STEWARDSHIP AND SUPPLY CHAIN MANAGEMENT

1. Procurement

Our Project Beyond in South Africa set out in financial year 2005 to achieve cumulative contracted benefits of R300 million. This project focuses on three pillars which are:

- Quality and safe underground mining;
- New technology and innovation; and
- Power, people and surface optimisation.

To date, this project has delivered contracted total cost benefits for SA operations in excess of the target (around R20 million beyond the target). During the reporting period, another R31 million in contracted benefits were delivered, excluding cost avoidance estimated around R34 million over this period. Although real record high inflation over the last year outstripped the contracted benefits delivery, it does imply a reduced basket inflation impact compared to doing nothing. Likewise, the International operations, through integrated supply chain initiatives, added approximately US$36 million in contracted benefits since 2005, with around US$8 million in benefit added over this financial year.

For the South African operations, the in-house shared workshop operations managed to turn the facility from a loss making model during the first part of the financial year to a cost savings model over the second part of the year, over and above the critical enabling support that this capability provides to the South African operations.



2. Local procurement and empowerment

Our policy objective for South Africa is to identify and approve Historically Disadvantaged South African (HDSA) suppliers, increase the level of spend to previously disadvantaged individuals and to increase business opportunities and set targets for HDSA procurement spend.

When applying for registration on our database we evaluate the following criteria:

• Ownership;
• Black empowerment programme; and
• Size of enterprise relating to turnover and staff.

Should an HDSA vendor not qualify as a result of safety, quality and service, Gold Fields will at, its discretion, support and develop the supplier to be able to meet our criteria as set out in the Gold Fields Policies and Procedures.

As a matter of course, we monitor and verify all information received to ensure accuracy by making use of external auditing companies and preference is given to HDSA suppliers where Gold Fields criteria are achievable. The policy extends to all tenders regarding any supply contract entered into by any Gold Fields Limited affiliate.

The policy sets out time frames for certain targets to be achieved. These being:

• Short-term (1 year) – Procurement from HDSA suppliers must meet a target of 15 per cent;

• Medium-term (2-5 years) – Procurement from HDSA suppliers must meet a target of 25 per cent; and

• Long-term (Within 10 years) – Procurement from HDSA suppliers must meet a target of 40 per cent.

Throughout the subsistence of Gold Fields' plan, support will be offered to new fledgling companies to effect their transition into the supply chain and to further support our overall strategic direction.

In 2003, Gold Fields Limited adopted a Black Economic Empowerment Procurement Policy. When this policy was adopted, spend on HDSA stood at 9.7 per cent. By the end of this reporting period, spend on HDSA had increased to R1.8 billion, increasing by some R400 million over the previous year. Therefore the company has achieved its target of 40 per cent of our spend on working cost and capital materials sourced via accredited HDSA suppliers. This includes the newly acquired South Deep. During the year we have increased by an additional 48 HDSA vendors to a total of 558.

The Thusanang Entrepreneurial Support Centre was initiated by our Shared Services Division (which manages all procurement for the Group) in collaboration with the Gold Fields Business Leadership Academy. This initiative seeks to empower small, medium and micro enterprises (SMME) through providing the required training and business skills to participate in the market and more specifically to enable them to provide our organisation with services. To date, 128 people from our local communities have been through life skills, computer, entrepreneurship and SMME finance courses. These training courses are as a result of our engagement with the target audience and the identification of their needs and issues that represent a barrier to entry to the relevant markets. We also continue to engage our long standing vendors with regard to Black Economic Empowerment. In this regard we also arrange alignment meetings between potential HDSA service providers and our long standing traditional vendors to form partnerships or joint ventures. Notwithstanding this, we also strive to ensure that HDSA vendors remain commercially competitive and that quality, reliability and health and safety standards are upheld. To facilitate and stabilise cash flow issues for our HDSA vendors, we adhere to a seven-day payment schedule.

In Ghana, our major business partners continue to support our SEED programme's educational projects. A Gold Fields strategic supply partner, Sandvik, assisted in financing a new junior high school classroom building at Awudua in Tarkwa.

We are also engaging in strategic partnerships with local suppliers. Gold Fields Ghana and Tema Steel (a local steel mill) have a mutually beneficial relationship that has seen Tema Steel grow in confidence to a point where their products meet quality criteria and there is a growing market evident not only in Ghana but in the West African region. Tema Steel has embarked on an expansion and modernisation of their production capacity which is expected to produce 20,000 tons of grinding media per annum by the end of next year.

We have also engaged E&P, a local engineering company, in developing the Phase 5 Heap Leach Expansion Project. It is expected that resources generated from this venture will be re-invested into the local economy.

Gold Fields Ghana continues to develop the Electrofax Engineering Company, another wholly Ghanaian owned company, by engaging them in a partnership for all electrical works. This company is presently providing a consultancy service and has been encouraged to set up a motor rewinding facility in Tarkwa, the first of its kind by a private company in the area.

A local joint venture investment with OTR tyres at Tarkwa through a newly built tyre retread facility was also commissioned during the third quarter of financial year 2008. The first product was produced in February 2008. This business venture is not only critical to ensuring a reduction of the risk of short supply, but will also service the greater region and industry as part of a future hub for tyre retreading. This new manufacturing facility obviously also created employment opportunities for local people and an added economic contribution to the community.

The Damang operation increased their local supplier spend from less than 10 per cent in 2003 to over 30 per cent to date. Certain material is provided free of charge to a local Chief and we have also agreed to establish a shop where minor consumables like cement blocks and other building materials can be bought. Damang are also buying soap, rags and timber from suppliers in the village and workers' uniforms are sewn at the Damang Village.

In Australia, all suppliers were issued revised guidelines on how to deal with our procurement requests and how to ensure they are paid on time, every time. In addition to our "Customer of Choice" philosophy, teams are working closely with all major commodity suppliers to accurately forecast future delivery volumes to assist in supplier planning and logistics. The major sustainable development initiative is our Enhanced Underground Alliance where combined contractor and mine teams are working together to drive productivity enhancements and cost reductions. Early indications show a dramatic culture change where sustainable value delivery is a key focus and opportunities to be implemented in the coming months forecast significant improvements.

During the closing month of this reporting period, a gas explosion occurred on the Apache gas line in Australia. Whilst this has no direct effect on our operations, an indirect effect from our suppliers is possible. To mitigate any risks associated with continuity of supply, our team in Australia has developed contingency plans. The abovementioned "Customer of Choice" philosophy is serving the company well as is evident from our suppliers going to great lengths to ensure that our requirements are being met. Fortunately, our operations in Australia have not been impacted yet but we remain cautious on the issue and will continue to focus our risk mitigation through our contingency plans.

In Peru, the major source of semi-skilled labour (and sometimes skilled labour) and service provision is through "Direct Influence Area" companies. This is an initiative designed to ensure benefit for the local communities and economy throughout the development of the mine and continuing through the operational phase of the mine. During the year there were some 86 local companies providing services to the mine in three main categories, these being:

- Heavy equipment;
- Light vehicles; and
- General services.

Part of this strategy requires training for the local companies to ensure that the companies optimise and to provide a better understanding of quality and client satisfaction concepts. At present, we are facilitating a process of company certification and these companies will continue to provide us with services into the operational phase. With the project moving towards the operational phase at the end of this reporting period, the demand for services will decrease and we have been actively engaging with local service providers and local communities to minimise the impact of this transition. To this end, an action plan has been devised with our stakeholders' input and we have implemented this plan.

Total cost initiatives and the development of strategic partnering models with suppliers will continue across all regions. Within the global context of record high inflation, strategic risk sharing partnerships, risk mitigation and capping, total cost baseline optimisation, salvage and consumption optimisation will need strong focus to ensure mutual sustainable cost leadership and relationships.

SOCIAL RESPONSIBILITY AND STAKEHOLDER ENGAGEMENT

1. Community development spend

Community	Development spend
South Africa	R15,000,000
Peru	US$3,265,181
Australia	A$642,041
Ghana*	US$2,394,789

Excluding soccer sponsorship of US$1,3 million.

2. Social and Labour Plan

Social and Labour Plans (SLPs) were submitted for Beatrix, Kloof and Driefontein mines in October 2006. The respective SLPs were approved as part of the successful conversion of each operation's mining right in January 2007.

At the end of March 2008, Implementation Plans were submitted as required and a concurrent internal review process was initiated. The review highlighted areas that presented a challenge in terms of targets as well as the influence of specific external factors. Challenges that were highlighted included issues related to human resources development and local economic development. Other factors that were identified as having a negative impact on the successful achievement of the set targets included the electricity crisis, increases in operational costs due to inflation and several safety related operational decisions. This prompted Gold Fields to request an opportunity to re-submit revised Implementation Plans. The DME made this allowance and the revised Implementation Plans will be submitted by the end of August 2008.

Measurement of each operation's actual performance against the various plans has been initiated. All results will be verified by an external verification body to provide the necessary assurance that the data is reliable. This will culminate in an annual status report for each operation that will be submitted by the end of November 2008 and will depict the performance of each of the operations against the targets included in the original SLP. The process has proven to be a learning experience upon which future improvements will be based. South Deep's SLP will be completed before the end of 2008 and will be submitted as part of its mining rights conversion application.



3. Community investment and local economic development

Agrihold has been developed by Gold Fields Limited as an autonomous investment holding company (100 per cent owned by Gold Fields Limited) to pursue the delivery of agricultural local economic development. This entity is responsible for the development, implementation and support of new agribusiness. The entity also conducts ongoing research and development for sustainable enterprise development in labour sending areas in South Africa. Through extensive global research, Agrihold has identified three strategic areas, where South Africa has proven strategic advantages and has significant potential for the employment and training of large numbers of people. These areas are floriculture, bioprospecting and aquaculture. The key criterion for any business under consideration includes the potential to be globally competitive and that large numbers of people can be employed in a short period of time.

In terms of floriculture, the well known Living Gold facility is a rose propagation and growing facility located on the West Rand in South Africa. This business has trained over 650 people in the skills of growing, harvesting, sorting and packaging world class quality roses for export. By the beginning of this financial year, the facility had already produced in excess of 60 million roses, half of which had been exported to destinations around the globe. The business is accredited by Global Gap and as a result is audited for performance in terms of not only rose production but also performance with regard to environmental and social issues. Numerous opportunities for the expansion of this business are being evaluated, including an initiative called "Planet Flowers". This initiative will concentrate on the procurement of locally produced flowers for the production of bouquets, arrangements and various other value-added products for sale nationally and internationally.

On the bioprospecting front, any biological resource emanating from a country's biodiversity for potential commercial use in pharmaceutical, herbal, agricultural, industrial or chemical products, is pursued. Such a business approach has the inherent benefit of promoting the conservation of national biodiversity. Our investment into this initiative is through the Golden Oils company and we are of the firm belief that the field of bioprospecting will represent a "sunrise" sector into the future. The first investment of Golden Oils has been the development of a growing and screening facility near our Beatrix mine in the Free State in South Africa. At this facility numerous plants are tested for their performance in terms of growth and their respective yields and quality. Species being tested include aloes, succulents, bulbs, essential oil producing plants and plants which have proven medicinal properties. Through this initiative, a company called AloeCo has been developed to facilitate investment into the Eastern Cape in the aloe sector and feasibility studies with respect to investment in the aloe sector are being finalised.

With regard to aquaculture, feasibility studies are underway as to the large scale production of trout in the Highlands of Lesotho and this is seen as having the potential for being a catalyst for a large scale aquaculture industry being established at the Lesotho Highlands Water Scheme starting with the Katse Dam. The feasibility study includes the production of various products such as smoked fillets, pâtés, terrines and the like, as well as tackling the logistical issues and access to international markets.

Through our involvement with Agrihold, Gold Fields Limited has emerged as a leader in the field of sustainable enterprise development with the southern African programmes forming the Agrihold blueprint for operations around the globe.

In addition to the above initiatives, we are also very active in our labour sending communities in South Africa which are often many hundreds of kilometres away from our operations but are home to many of our employees. Our activities in these areas are again very much agricultural in nature and very similar to the approach adopted in Ghana whereby our aim is to provide the necessary support to enable agricultural sustainability in the area through:

- The provision of agricultural expertise and skills development;
- The provision of livestock to beneficiaries of the programme;
- The provision of seed for crop cultivation to beneficiaries of the programme; and
- The provision of supporting infrastructure.

Using a mentorship type structure, possibly one of the greatest yet intangible benefits of these initiatives is the valuable transfer of skills and the ongoing support that is provided. The reach of these programmes is considerable, aiming to benefit many thousands of community members.

In Ghana, our SEED (Sustainable Community Empowerment and Economic Development, the intentions of which were covered in our previous annual report) programme continues to yield very positive results. Over 3,000 members of the local community have benefited directly from the SEED programme with an estimated reach to at least 15,000 people. During the year, more than 17,000 oil palm seedlings had been distributed. The processing of oil palm has been facilitated by the provision of numerous oil palm processing facilities. The facilities have been provided with secure access to maintenance services to ensure that the facilities continue to produce the desired product. Some of the facilities in this venture are recording processing rates of up to five tons of oil palm fruits during a quarter. Based on these successes, we had undertaken a feasibility study of a large scale oil palm project (thousands of hectares in extent). However the land assembly has proven to be problematic and therefore we are exploring alternative options.

Under the SEED programme the livestock programmes are proving to be very successful where some of our beneficiaries are now moving away from being dependent on the SEED programme and are becoming self sufficient through purchasing feed from the local markets which provides further economic stimulation in the local market. Our aquaculture initiatives have also shown huge success where one of the fish farms that was initiated through our SEED programme has evolved to become one of the most productive in the country.

In Ghana, forty per cent of our budget for community investment was directed to alternative livelihoods. Thirty four per cent of the budget was directed into education, ten per cent to health, ten per cent to water and sanitation and the remaining six per cent was directed towards other infrastructure.

The lessons we have learnt in agricultural led local economic development have stood us in good stead even at the top of the Andes Mountains in Peru at our Cerro Corona project. Some noteworthy examples include the increase of dairy yield through establishing grazing pastures as well as increasing natality rates through artificial insemination of dairy cattle. Investments in assisting communities with pig farming have also proven to be very successful. We are also extending our experience to feasibility studies on various enterprises including blueberry farming, to which the area and climatic conditions are conducive. We also had the pleasure of opening the school in the Tingo community during the year. The success of this initiative lies in the approach by which local community members constructed the school, imparting critical skills development. A large delegation was present at the opening, including local politicians and regulators. We also focus on direct employment for community members at the mine and in this regard we have been successful in training locals in plant operation and these members will form part of the workforce responsible for producing the concentrate out of the plan. Transport contractors were also procured locally.

In Australia, the Community Endeavour Team (responsible for social investment) is more focused on community cohesion and pride initiatives such as the Red Hill walking trail (a conservation based effort), investing in recreational facilities, the upgrade of the local airport and promoting tourism access and interest to the areas in which we operate.

A fundamental component of the Gold Fields Limited strategy is that of growth and as mentioned in other sections of the annual report, we are actively pursuing the addition of ounces to our production profile. Four per cent of the exploration budget is assigned to investment in the local communities and our initiatives in this regard are tailored to the level of interest that can be assigned to a particular area. Examples of our investment initiatives take the form of improvements in educational facilities to improvements in medical facilities to providing access to clean water to also facilitating agriculture in the area to create sustainable employment. By adopting a continuity of approach in the communities in which we operate, we can capitalise on the benefit of lessons learnt and cross pollination across the globe.

4. Socio-economic impact assessments in Australia

At our Australian operations we have undertaken socio-economic assessments through an independent party. These assessments serve to:

- Provide an up to date assessment of impacts (be they positive or negative) on our stakeholders and communities;
- Identify areas for further social improvement;
- Measure the effectiveness of existing community and impact minimisation strategies;
- Investigate indigenous community perceptions;
- Identify issues that may impact during the Life of Mine and eventual closure; and
- Consult and engage with a large range of stakeholders.

The outputs of these studies serve to detail opportunities for improvement. Notwithstanding these studies, we continue to strengthen our approaches to land access with regard to indigenous communities and have developed databases to support this process. During the year we have procured the services of expert archaeologists to further our understanding of the heritage surveys and as a result our database has expanded quite significantly. All near site exploration is subject to a process of applying for a site disturbance and any sites of heritage importance are avoided. This is most useful as the heritage information is also integrated with other information such as areas of biodiversity significance or areas that hold significant landforms and appreciably enhances our ability to undertake on and near site exploration while minimising adverse impacts.

5. Awards

At a ceremony in Takoradi in December 2007, we received an award for corporate social responsibility in the western region of Ghana from the Regional Chamber of Commerce and Industry. This awards scheme is in its first year and serves to recognise companies that have excelled in their social responsibility and to stimulate healthy competition amongst corporations. At the ceremony, representatives of Gold Fields Limited were presented with a shield and certificate recognising outstanding contributions in providing water, health, education and other social facilities that seek to enhance the lives of people.

Gold Fields also recently received an award from the Education Department at Rhodes University for its contribution to environmental education in South and southern Africa. Gold Fields has a long standing relationship with Rhodes University that developed more than a decade ago mainly due to Gold Fields' commitment to the Eastern Cape, which is one of its labour sending areas. It was through the resultant interaction that the "Rhodes University Certificate in Environmental Education", which is often referred to as the "Gold Fields" certificate, was born. This certificate is offered as a semi-distance course, which is run over a year. The course has also been franchised out to other educational institutions within southern Africa and targets the needs of students, teachers, community workers, conservationists, political activists and non-formal educators. Gold Fields continues to support Rhodes University and recognises this fine institution as being a key role-player in sculpting the future of South Africa.

6. Artisanal and small scale mining involvement

During the year we had experienced some problems with artisanal miners moving onto the Damang concession in Ghana and mining in areas that had been earmarked for possible future development. Through consultation with the relevant regulatory authorities, communities and the artisanal miners, a peaceful eviction was concluded without any incident. Unfortunately, in April of this financial year, artisanal miners again invaded the site. This is of concern to us due to the following impacts:

- Threat to the safety and security of mine personnel, community members and the artisanal miners themselves;
- Potential for pollution in the area;
- A threat to the life of the Damang mine;
- A threat to the possibility of the company being able to re-open the old Abosso underground section; and
- Reduction in funds contributed to the community investment foundation.

The situation has been discussed with the community members and we have received very encouraging, sustained support with the community themselves appealing to the regulators to address the situation. Numerous site visits were held and we remain committed to finding a solution to the issue in engagement with all relevant stakeholders.

On a much greater scale, we are internationally involved through the International Council on Mining and Metals in developing approaches and solutions to artisanal and illegal mining. To this end, a representative of our company chairs the working group of the ICMM on artisanal mining and the Group is actively working on developing positions and approaches to artisanal mining.

FINANCIAL STATEMENTS

CONTENTS

Statement of responsibility

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS

The directors are responsible for the preparation, integrity and fair presentation of the financial statements of the company and of the Group. The financial statements presented on pages 112 to 196 have been prepared in accordance with International Financial Reporting Standards (IFRS) and in a manner required by the Companies Act in South Africa, and include amounts based on judgements and estimates made by management.

The directors consider that, in preparing the financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS Standards that they consider to be applicable have been followed. The directors are satisfied that the information contained in the financial statements fairly presents the results of operations for the year and the financial position of the Group at year-end. The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the companies to enable the directors to ensure that the financial statements comply with the relevant legislation.

The company and the Group operated in a well-established controlled environment, which is well documented and regularly reviewed. This incorporates risk management and internal control procedures, which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded and the risks facing the business are being controlled.

The going-concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the Group or any company within the Group will not be going concerns in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the company and the Group.

Gold Fields has adopted a Code of Ethics which code is available on the Gold Fields website and which is adhered to by the Group.

The Group's external auditors, PricewaterhouseCoopers Incorporated, audited the financial statements, and their report is presented on page 93.

The financial statements were approved by the Board of Directors on 8 September 2008 and are signed on its behalf by:

NJ Holland
Chief Executive Officer

TP Goodlace
Chief Operating Officer

Report of the independent auditors



INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF GOLD FIELDS LIMITED

We have audited the annual financial statements and Group annual financial statements of Gold Fields Limited, which comprise the directors' report, the balance sheet and the consolidated balance sheet as at 30 June 2008, the income statement and the consolidated income statement, the statement of changes in equity and the consolidated statement of changes in equity, the cash flow statement and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 112 to 196.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and of the Group as of 30 June 2008, and of their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc
Director: PC Hough
Registered Auditor

Johannesburg
8 September 2008

Financial Statements

Corporate Secretary's confirmation

In terms of section 268G(d) of the Companies Act, 1973, as amended, I certify that the company has lodged with the Companies and Intellectual Property Registration Office all such returns as are required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.



C Farrel
Corporate Secretary

8 September 2008

Management's discussion and analysis of the financial statements



(The following Management's Discussion and Analysis of the Financial Statements should be read together with the Gold Fields' consolidated financial statements, including the notes appearing with these financial statements.)

The financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) which is consistent with the previous year.

RESULTS FOR THE YEAR

Net earnings attributable to ordinary shareholders for fiscal 2008 were R4,458 million (or 683 cents per share), compared with net earnings attributable to ordinary shareholders of R2,363 million (or 423 cents per share) achieved for the previous financial year. The reasons for this increase are discussed below.

Headline earnings, excluding the after tax effect of asset impairments and profits on the sale of investments and fixed assets, amounted to R2,992 million or 459 cents per share for fiscal 2008, compared with headline earnings for the previous year of R2,188 million or 392 cents per share.

These results are analysed as follows:

DISCONTINUED OPERATIONS

The Venezuelan assets (including the Choco 10 mine) which were sold during fiscal 2008 are classed as discontinued operations for accounting purposes and as such, fiscal 2007 has been restated to exclude results from this operation.

CONTINUING OPERATIONS

Revenue

Revenue increased 18 per cent from R19,434 million in fiscal 2007 to R23,010 million in fiscal 2008. The increase in revenue of R3,576 million was due to the increase in the rand gold price which increased from R147,595 per kilogram to R190,623 per kilogram, partially offset by a decrease in gold sales. This increase in the rand gold price occurred as a result of a 28 per cent increase in the US dollar gold price from an average of US$638 per ounce to US$816 per ounce year on year and a weaker rand which moved from an average of 7.20 to 7.27 to the US dollar, a change of 1 per cent.

Gold sales decreased 8 per cent from 4,233,200 ounces in fiscal 2007 to 3,880,800 ounces in fiscal 2008. Gold sales at the South African operations decreased from 2,648,900 ounces to 2,419,100 ounces or 9 per cent, while gold sales at the international operations decreased from 1,584,300 ounces to 1,461,700 ounces or 8 per cent.

At the South African operations, the decrease in gold sales of 229,800 ounces was mainly as a result of the Eskom power disruptions from late in January to the end of March 2008 and to a lesser extent for the remainder of the year. At Driefontein, gold output reduced by 9 per cent from 1,016,500 ounces to 928,000 ounces as a result of 14 per cent lower underground volumes mined and processed, partially offset by an improved underground yield. The lower volumes were mainly in the latter half of the year due to the power disruptions discussed above. Gold output at Kloof decreased by 11 per cent from 922,900 ounces to 820,900 ounces as a result of 15 per cent lower underground volumes mined and processed, partially offset by an improved underground yield. At Beatrix, gold output decreased 19 per cent from 543,400 ounces to 438,100 ounces due to 10 per cent decline in volumes mined and processed together with a decrease in yield due to a poor mine call factor. Part of the shortfall at the South African operations was offset by South Deep, control of which was acquired on 1 December 2006, which produced 232,100 ounces in financial 2008, compared with 166,100 ounces for the seven months to June 2007.

At the international operations the decrease in gold sales of 122,600 ounces was mainly as a result of a decrease in production from St Ives in Australia and Tarkwa in Ghana. At St Ives, the decrease of 14 per cent or 69,300 ounces, from 487,000 ounces to 417,700 ounces, was due to a reduction of high grade underground ore during fiscal 2008. The reduction of the high grade ore came about as scheduled ore from Cave Rocks and Belleisle did not come into production during the year. This ore was planned to replace ore from Conqueror which was depleted late in fiscal 2007. At Tarkwa, the decrease of 7 per cent or 51,000 ounces, from 697,100 ounces to 646,100 ounces, was due to exceptionally high seasonal rainfall in the first half of the year which resulted in lower volumes mined and processed and a slightly lower yield. At Agnew, gold production was 8,600 ounces lower, reducing from 212,300 ounces to 203,700 ounces, due to lower underground grades from the Kim South and Main Lode underground operations. This shortfall from the international operations was partially offset by an increase in production at Damang, which increased from 187,900 ounces to 194,200 ounces or 3 per cent due to increased high grade ore from the Damang pit cutback.

Financial Statements

Management's discussion and analysis of the financial statements

continued

COST OF SALES

Cost of sales, which consists of operating costs, changes in gold inventories and amortisation and depreciation, increased from R14,657 million in fiscal 2007 to R16,994 million in fiscal 2008.

The table below presents the analysis of cost of sales:

Analysis of cost of sales	F2008 Rm	Restated** F2007 Rm
Total cash costs	13,436	1,406
Add: General and administration	586	486
Exploration – on mine	38	41
Rehabilitation	58	36
Gold inventory change – cash portion	7	139
Royalties*	(243)	(203)
Operating costs	13,882	11,905
Add/(Deduct): Gold inventory change – total	86	(210)
Amortisation and depreciation	3,026	2,962
Cost of sales per income statement	16,994	14,657

*Royalties are deducted as they are included as part of total cash cost but are reflected as part of taxation in the income statement.

**The Venezuelan assets (including Choco 10) which were sold during fiscal 2008 are classed as discontinued operations for accounting purposes and as such, fiscal 2007 has been restated to exclude results from this operation.

The analysis that follows provides a more detailed comparison of cost of sales, as well as a new, non-IFRS measure providing all-in costs for the Group. This new measure is defined as notional cash expenditure (NCE) per ounce. NCE per ounce is calculated by adding the operating cost to capital expenditure, divided by gold produced.

Operating costs

Operating costs increased by 17 per cent from R11,905 million in fiscal 2007 to R13,883 million in fiscal 2008. Almost one third of this increase was due to the full year impact of South Deep, which added R544 million, increasing from R720 million to R1,264 million in fiscal 2008. At the South African operations excluding South Deep, costs were 9 per cent higher at R7,347 million compared with R6,758 million the previous year. This increase was substantially lower than PPI which year on year at the end of June was 16.8 per cent. The high increases in goods and services, together with wage increases at the start of the year, were partially offset by the lower production levels due to power disruptions and benefits achieved through our cost saving initiatives Project Beyond and Project 100+ described elsewhere in this report.

At the international operations, costs increased from R4,426 million in fiscal 2007 to R5,272 million in fiscal 2008, an increase of 19 per cent. Approximately R331 million or over one third of this increase was due to changes in the exchange rate mentioned earlier. In the respective reporting currencies the increase in operating costs at the Australian operations was 2 per cent and in Ghana, which is US dollar based, the increase was 19 per cent. In Australia at St Ives operating costs increased from A$263 million to A$269 million. Direct mining and haulage costs in local currency were unchanged year on year, with processing costs the only significant increase due to the higher volumes treated, together with the increase in commodity prices. At Agnew, costs were unchanged year on year at A$92 million, with lower mining costs due to the depletion of Songvang offset by an increase in commodity prices, especially power, fuel, grinding balls, explosives and reagents. In Ghana at Tarkwa, operating costs increased from US$249 million to US$283 million, an increase of 14 per cent. This increase was due to increases in input and labour costs, which were in line with CPI in that country at around 16 per cent per annum, partially offset by slightly lower volumes mined and processed. At Damang, the majority of the increase from US$88 million to US$118 million or 34 per cent was due to mining the Damang pit, which replaced the less expensive pits depleted over the last 18 months, namely J2SW and Kwesie North, together with increases in input costs.

The following table sets out for each operation and the Group total gold sales in ounces, total cash costs and total production costs in US$/oz and R/kg for the years ended 30 June 2008 and 2007.

	Year ended 30 June 2008					Year ended 30 June 2007 – restated*				
	Gold sold ('000 oz)	Total cash costs[4] (US$/oz)	Total pro-duction costs[4] (US$/oz)	Total cash costs[4] (R/kg)	Total pro-duction costs[4] (R/kg)	Gold sold ('000 oz)	Total cash costs[4] (US$/oz)	Total pro-duction costs[4] (US$/oz)	Total cash costs[4] (R/kg)	Total pro-duction costs[4] (R/kg)
South Africa										
• Driefontein	928.0	412	496	96,293	115,898	1,016.5	348	415	80,457	96,135
• Kloof	820.9	430	531	100,419	124,094	922.9	366	449	84,672	103,933
• Beatrix	438.1	515	610	120,382	142,510	543.4	377	455	87,251	105,384
• South Deep[5]	232.1	727	866	169,889	202,382	166.1	595	714	137,689	165,254
South African operations	2,419.1	467	564	109,117	131,797	2,648.9	375	454	86,908	105,083
Ghana										
• Tarkwa[1]	646.1	430	500	100,552	116,760	697.1	333	390	76,988	90,182
• Damang[2]	194.2	551	623	128,770	145,506	187.9	473	498	109,379	115,335
Australia[3]			734		171,673			577		133,658
• St Ives	417.7	582		136,122		487.0	424		98,039	
• Agnew	203.7	445		104,040		212.3	295		68,403	
International operations	1,461.7	492	616	114,952	143,925	1,584.3	372	485	86,150	112,355
Total operations	3,880.8					4,233.2				
Weighted average cost		476	583	111,315	136,365		374	466	86,623	107,805

*The Venezuelan assets (including Choco 10) which were sold during fiscal 2008 are classed as discontinued operations for accounting purposes, and as such, fiscal 2007 has been restated to exclude results from this operation.

Notes:

[1] In fiscal 2008 and 2007, 459,400 ounces and 495,600 ounces respectively were attributable to Gold Fields.

[2] In fiscal 2008 and 2007, 138,100 ounces and 133,600 ounces respectively were attributable to Gold Fields.

[3] Total production costs for the Australian operations are not split between the two operations.

[4] Total cash costs and total production costs are calculated in accordance with the Gold Institute industry standard.

[5] F2007 includes results for the seven months since acquisition – effective date of control, 1 December 2006.

The weighted average total cash cost per kilogram increased by 29 per cent from R86,623 per kilogram (US$374 per ounce) in fiscal 2007, to R111,315 per kilogram (US$476 per ounce) in fiscal 2008.

The weighted average total cash costs at the South African operations in rand terms increased 26 per cent from R86,908 per kilogram (US$375 per ounce) in fiscal 2007 to R109,117 per kilogram (US$467 per ounce) in fiscal 2008. This increase was as a result of the decline in gold production and the increases in costs described earlier. Added to this was the inclusion of the South Deep development mine for the full year at a cost of R169,889 per kilogram (US$727 per ounce).

At the international operations total cash costs increased from R86,150 per kilogram (US$372 per ounce) to R114,952 per kilogram (US$492 per ounce) an increase of 33 per cent as a result of the lower production and increase in costs described earlier.

General and administration (G&A) costs

Net General and Administration costs, which are included in operating costs, were R586 million in fiscal 2008, an increase of 20 per cent compared with the R487 million in fiscal 2007 or 9 per cent if we include the R52 million G&A costs accounted for in discontinued operations in fiscal 2007.

Management's discussion and analysis of the financial statements

continued

Costs falling under the definition of general and administration costs included the following:

- Recovered corporate expenditure for fiscal 2008 was R200 million compared with R169 million in fiscal 2007, with the difference being accounted for in discontinued operations;

- Management fees in Ghana amounted to R106 million, compared with R97 million in fiscal 2007. The increase is in line with the increased revenue of which a significant portion of the fees are linked;

- The cost of regional offices in Australia and Ghana of R55 million, compared with R32 million in fiscal 2007. The increase is mainly due to improved management structures and the translation of these costs at the weaker rand, especially against the Australian dollar;

- World Gold Council fees of R50 million in fiscal 2008, charged at US$1.75 per ounce of attributable gold production. The fiscal 2007 charge was similar at R48 million;

- Offsite training amounted to R142 million in fiscal 2008 compared with R109 million in fiscal 2007; and

- Other costs, relating to Chamber of Mines, business development and special technical projects.

Gold inventory change
Gold inventory change in fiscal 2008 was a R86 million charge to costs, compared with a credit to costs of R210 million in fiscal 2007.

At St Ives, the charge to costs increased from R28 million in fiscal 2007 to R50 million in fiscal 2008. The charge to costs in fiscal 2008 was mainly due to the drawdown of stockpiles throughout the year to meet the shortfall resulting from the delayed production from Cave Rocks and Belleisle underground mines. In fiscal 2007 the charge to costs was mainly due to the drawdown of Mars stocks to meet the hard rock mill blending requirements.

At Agnew, there was a charge to costs in fiscal 2008 of R148 million compared with a credit to costs in fiscal 2007 of R138 million. The credit to costs in fiscal 2007 was due to the stockpiling of Songvang low-grade open-pit ore due to mill constraints. The majority of this stockpile was processed during fiscal 2008.

At Tarkwa, the credit to costs decreased from R123 million in fiscal 2007 to R36 million in fiscal 2008. The R36 million credit in fiscal 2008 represented the build-up of inventory in the South heap leach which reached its sixth lift during the year. The R123 million credit to costs in fiscal 2007 was mainly because of the reversal of a previous stockpile impairment of R68 million due to the increase in the gold price and a build-up at the South heap leach.

At Damang, there was a credit to costs of R77 million in fiscal 2008 compared to a charge of R10 million in fiscal 2007. The R77 million credit in fiscal 2008 was due to a build-up of lower-grade mined-ore stockpiles of R25 million, with the balance the result of stockpiling crushed ore at the plant to improve flexibility. The charge in fiscal 2007 was due to ore being drawn from stockpile as limited fresh ore was available from the main pit as it deepened towards the main orebody.

Amortisation and depreciation
Amortisation and depreciation increased by R63 million, from R2,963 million in fiscal 2007 to R3,026 million in fiscal 2008.

At the South African operations amortisation increased from R1,472 million in fiscal 2007 to R1,664 million in fiscal 2008, an increase of R192 million. South Deep increased from R142 million to R232 million an increase of R90 million resulting from a full year's charge in fiscal 2008. Driefontein increased from R484 million to R548 million and Kloof from R545 million to R591 million due to an increase in capitalised ore reserve development now being amortised, and increased mining from higher capital cost shafts, such as Kloof 4 shaft and Driefontein 5 shaft.

At the international operation amortisation decreased from R1,353 million to R1,209 million. In Australia amortisation decreased from R1,026 million in fiscal 2007 to R776 million in fiscal 2008. The majority of this decrease was a reduction in amortisation at Agnew due to the depletion of the Songvang pit early in fiscal 2008. In Ghana, amortisation increased from R327 million in fiscal 2007 to R433 million in fiscal 2008 mainly due to the amortisation of pre-strip at the Damang main pit and Tarkwa's Teberebie cut-back, together with the increased depreciation of the mining equipment at Tarkwa.

Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs plus capital expenditure and is reported on a per ounce basis. The objective is to provide the all-in cost for the Group, and for each operation, before greenfields exploration expenditure. The NCE per ounce is an important measure as it determines how much free cash flow is generated before taxation. One of Gold Fields' objectives is to reduce its NCE per ounce and increase its free cash flow.

	Year ended 30 June 2008				Year ended 30 June 2007			
	Gold produced (000'ozs)	Operating costs US$'mil	Capital expenditure US$'mil	NCE/oz	Gold produced (000'ozs)	Operating costs US$'mil	Capital expenditure US$'mil	NCE/oz
South Africa								
• Driefontein	928.0	403.4	139.8	585	1,016.5	371.0	113.2	476
• Kloof	820.9	370.0	123.5	601	922.9	352.2	107.8	498
• Beatrix	438.1	237.2	79.3	723	543.4	215.3	82.3	548
• South Deep	232.1	173.8	107.9	1,214	163.3	100.0	39.3	853
South African operations	2,419.1	1,184.4	450.5	676	2,646.1	1,038.5	342.6	522
Ghana								
• Tarkwa	646.1	283.2	212.0	766	697.1	248.9	107.7	512
• Damang	194.2	118.1	28.1	753	187.9	88.0	31.7	637
Australia								
• St Ives	417.7	241.5	107.9	836	487.0	206.2	75.8	579
• Agnew	203.7	82.5	33.1	568	212.3	71.8	28.6	473
International operations	1,461.7	725.3	381.1	757	1,584.3	614.9	243.8	542
Cerro Corona	–	–	348.4	–	–	–	233.9	–
Group operations/projects	3,880.8	1,909.7	1,180.0	796	4,230.4	1,653.4	820.3	585

Based on an average rand to the US dollar exchange rate for the year of 7.27 and 7.20 for F2008 and F2007 respectively.

Net operating profit

As a consequence of the aforegoing, net operating profit increased by 26 per cent from the R4,777 million in fiscal 2007 to R6,015 million in fiscal 2008, with the higher gold price being the main reason for the increase.

INVESTMENT INCOME

Income from investments increased from R193 million in fiscal 2007 to R227 million in fiscal 2008.

The R227 million in fiscal 2008 comprises R34 million dividends received, R63 million interest received on the environmental rehabilitation trust funds and R130 million interest received on other cash balances.

The R193 million in fiscal 2007 comprises R16 million dividends received, R58 million interest received on the environmental rehabilitation trust funds and R119 million interest received on other cash balances.

Dividends received are higher in fiscal 2008 at R34 million and comprise R16 million dividend received on preference shares held in a wholly owned subsidiary of Mvela Resources Limited, R4 million scrip dividend received from Troy and R14 million received from Rand Mutual.

Interest received on the environmental rehabilitation trust funds increased from R58 million in fiscal 2007 to R63 million in fiscal 2008 due to higher investment returns achieved by the funds and higher balances invested in fiscal 2008.

Interest received on other cash balances increased from R119 million in fiscal 2007 to R130 million in fiscal 2008 due to higher interest received as a consequence of higher interest rates.

FINANCE EXPENSE

Finance expense increased from R465 million in fiscal 2007 to R587 million in fiscal 2008.

The R587 million finance expense in fiscal 2008 comprises R63 million interest paid on the Mvela loan, R516 million in respect of other interest paid, preference share interest of R19 million and R47 million environmental rehabilitation interest charge, partially offset by interest capitalised of R58 million.

The R465 million finance expense in fiscal 2007 comprises R100 million interest paid on the Mvela loan, R296 million in respect of other interest paid, exchange losses on loans of R42 million and R27 million environmental rehabilitation interest charge.

Interest paid on the Mvela loan decreased from R100 million in fiscal 2007 to R63 million in fiscal 2008. The lower interest paid is due to the capital amount owing decreasing as capital repayments are made against the loan.

Financial Statements

Management's discussion and analysis of the financial statements

continued

Other interest paid increased from R296 million in fiscal 2007 to R516 million in fiscal 2008. The charge in fiscal 2008 comprises:

- R77 million interest paid on local borrowings raised to finance capital expenditure and operating costs by the Driefontein, Kloof and Beatrix divisions of GFIMSA;

- R18 million interest paid on a facility taken out for the purchase of the Uncle Harry's mineral rights;

- R40 million interest paid on the revolving credit facility for partial funding of the Cerro Corona capital expenditure and purchases of further investments in Sino Gold Limited;

- R205 million on forward cover costs for the foreign exchange contract taken out for the revolving credit facility;

- R169 million on the revolving credit facility taken out in the prior year in terms of the South Deep purchase; and

- The balance of R7 million related to sundry interest payments.

The R296 million other interest paid in fiscal 2007 comprises:

- R67 million interest paid on the offshore facility raised to partly finance the Bolivar acquisition. During fiscal 2007 the facility was increased from US$158 million to US$168 million. In May 2007 the facility was repaid and replaced by a syndicated loan facility to the same value;

- R99 million interest paid on the US$1.2 billion bridge facility taken out to partly finance the acquisition of South Deep;

- R93 million interest paid on a further US$550 million drawn down on the bridge facility to settle the Western Areas gold derivative structure and to refinance certain working capital facilities. This loan was repaid in May 2007 and replaced by the revolving credit facility of the same value;

- R26 million of loan transaction costs incurred on the US$1.8 billion bridge loan facility and the US$750 million revolving credit facility; and

- The balance of R11 million related to sundry interest payments.

The R20 million preference share interest relates to R1,200 million raised by the issue of the said shares to Rand Merchant Bank on 24 December 2007. The preference share interest is capitalised and will be paid only on redemption date.

During financial 2008, R58 million of interest was capitalised in terms of IAS 21 Borrowing cost, due to the existence of general borrowings used to finance long-term projects such as South Deep, Cerro Corona, Driefontein 9 Shaft drop down and the Tarkwa CIL project.

There were no exchange gains or losses on loans in fiscal 2008. The R42 million exchange loss on loans in fiscal 2007 comprises:

- R45 million exchange loss on the US$1.2 billion bridge loan facility taken out to partly finance the acquisition of South Deep;

- Hedge accounting has been applied to the foreign exchange contract taken out on the US$550 million borrowed to settle the Western Areas gold derivative structure whereby any exchange gains or losses on the foreign exchange contract are offset against exchange losses or gains on the loan. This resulted in a net exchange gain of R4 million due to some ineffectiveness at the commencement of the contract.

Environmental rehabilitation interest charges increased from R27 million in fiscal 2007 to R47 million in fiscal 2008. The increase in the charge in fiscal 2008 was due to higher rehabilitation cost numbers and higher discount rates applied in the calculation of the interest charge which is in line with higher inflation in the current market environment.

Financial instruments

US dollar/rand forward purchases

During fiscal 2008 the Group had two different US dollar/rand forward purchase contracts. They were:

- As a result of the draw down under the bridge loan facility to settle the close-out of the gold derivative structure, US dollar/rand forward cover was purchased during the March 2007 quarter for the amount of US$550.8 million for settlement 6 August 2007, at an average forward rate of R7.3279/US$. Subsequent to this date the cover has been extended for periods between one and three months throughout the year. The forward cover was also reduced with the partial repayments of US$60.8 million and US$172 million against the loan on 6 December 2007 and 31 December 2007 respectively. The balance of the US$318 million forward cover was extended on 6 June 2008 to 7 July 2008 at a rate of R7.8479/US$, based on an average spot rate of R7.7799/US$. For accounting purposes, this forward cover has been designated as a hedging instrument. As a result the gains and losses on the forward cover have been accounted for under gain/(loss) on foreign exchange along with gains and losses on the underlying loan that has been hedged. The forward cover points have been accounted for as part of interest; and

- In anticipation of increased US dollar denominated capital expenditure on the Cerro Corona mine, a US$90 million forward exchange contract at a rate of R6.9200 was purchased. This was settled at a rate of R8.1536 resulting in a gain of R85 million.

During fiscal 2007 the Group had three different US dollar/rand forward purchase contracts. They were:

- US$30 million of forward cover existed to hedge the Group's offshore commitments. This cover was rolled over on 5 December 2006 resulting in a loss of R10 million and then closed-out on 20 March 2007 resulting in a gain of R3 million, giving a net loss of R7 million;

- As a result of the US$550 million draw down under the bridge loan facility to close-out the Western Areas gold derivative structure, US dollar/rand forward cover was purchased during the March quarter for the amount of US$550.8 million for settlement 6 August 2007, at an average forward rate of 7,3279. This cover was established at an average spot rate of 7,1918. For accounting purposes, this forward cover has been designated as a hedging instrument and gains and losses have been accounted for under exchange loss on loans under finance expense. At the end of fiscal 2007, the marked to market value of the US$550.8 million forward cover was negative R79 million (US$10.8 million) resulting in a marked to market loss of R79 million. This loss was offset by the exchange gain of R83 million on the loan resulting in a net exchange gain of R4 million; and

- In anticipation of settling the US$1.2 billion JP Morgan bridge loan facility taken out to partly finance the South Deep acquisition, a US$600 million forward exchange contract at a rate of R7.3916 was purchased. This was settled at a rate of R7.2000 resulting in a loss of R115 million.

International petroleum exchange gasoil call option

On 28 June 2007 Gold Fields Ghana Holdings (BVI) Limited purchased a three month Asian style (average monthly price) call option in respect of 15.0 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$0.3 million, paid upfront, at a strike price of US$0.5572 per litre. On 20 August 2007 Gold Fields Ghana Holdings (BVI) Limited purchased a further three month Asian style call option in respect of 15.0 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$0.4 million, paid upfront, at a strike price of US$0.5572 per litre.

During fiscal 2007 Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 58.8 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$2.5 million, paid upfront, at a strike price of US$0.5716 per litre. This equated to US$73.89 per barrel brent crude and US$0.5371 cents per litre IPE Gasoil. The call option expired on 30 June 2007. At the end of fiscal 2007 this option had a marked to market value of US$nil and a loss of R18 million (US$2.5 million) was accounted for in fiscal 2007.

Gold delta purchases

During December 2006 and January 2007 Western Areas purchased 1,005,000 ounces of gold at an average gold price of US$622,14 per ounce. This was subsequently sold at a gold price of US$643,00 per ounce on 24 January 2007 resulting in a net gain of R151 million (US$21 million) on the delta purchase.

Gold derivative structure

As a result of the acquisition of Western Areas, the Gold Fields Group became exposed to the gold derivative structure held by Western Areas. The marked to market valuation of this derivative at date of acquisition on 1 December 2006 was negative US$539 million at a gold price of US$631,75 per ounce.

This structure was closed out on 24 January 2007 at a gold price of US$643.00 per ounce with a payment of US$549 million after deducting scheduled maturities of US$10 million. This resulted in a loss of R149 million (US$20 million).

Summary of close-out of Western Areas gold derivative structure and gold delta purchases

	Gold derivative structure US$m	Gold delta purchases US$m	Net position US$m
Marked to market valuation at take on	(539)	-	(539)
December maturity	5	-	5
January maturity	5	-	5
Realised (loss)/gain on close-out	(20)	21	1
Close-out	(549)	21	(528)

Unrealised gain on financial instruments

There was no unrealised gain on financial instruments in fiscal 2008 compared to R111 million in fiscal 2007.

The fiscal 2007 unrealised gain of R111 million comprises a marked to market gain of R111 million on various warrants and options held in respect of underlying share investments.

Management's discussion and analysis of the financial statements

continued

Realised gain/(loss) on financial instruments

The realised portion on financial instruments moved from a loss of R136 million in fiscal 2007 to a gain of R86 million in fiscal 2008. The fiscal 2008 realised gain of R86 million comprises:

- Gain of R10 million on the international petroleum exchange Gasoil call option;

- Loss of R9 million on various warrants and options converted to shares; and

- Gain of R85 million on a US dollar/rand currency hedge.

The fiscal 2007 realised loss of R136 million comprises:

- Net loss of R7 million on the US$30 million US dollar/rand forward purchases;

- Loss of R18 million on the international petroleum exchange gasoil call options;

- Loss of R149 million on the Western Areas gold derivative structure;

- Gain of R151 million on the Western Areas gold delta purchases;

- Loss of R115 million on the forward exchange contract taken out to partly settle the US$1.2 billion bridge loan facility to partly finance the South Deep acquisition; and

- Gain of R2 million on the US dollar/Australian dollar call options.

Gain/(loss) on foreign exchange

Gain on foreign exchange was R14 million in fiscal 2008 compared to loss on foreign exchange of R127 million in fiscal 2007.

The gain of R14 million in fiscal 2008 comprises exchange gains on foreign currency denominated cash balances within the Group.

The R127 million loss in fiscal 2007 comprises a R119 million exchange loss on the Western Areas gold derivative structure that was US dollar denominated and an R8 million exchange loss on foreign currency denominated bank balances within the Group.

Other income/(costs)

Other operating costs in fiscal 2007 were R14 million compared to other income of R68 million in fiscal 2008. The increase is largely due to a refund of costs from Orezone Resources Inc. of R40 million and an R11 million fair value adjustment to the rose cultivars in Living Gold during fiscal 2008.

Share-based payments

IFRS 2 Share-based payments, became effective for Gold Fields for the financial year ending 30 June 2006. In terms of IFRS 2, Gold Fields now recognises the cost of share options granted (share-based payments) from 1 July 2005. IFRS 2 requires that all options granted after 7 November 2002, but not vested by 1 July 2005, be accounted for.

Gold Fields has adopted an appropriate valuation model to fair value the employee share options. The value of the share options has been determined as of the grant date of the options and has been expensed on a straight-line basis over the vesting period.

Based on this model R151 million was accounted for in fiscal 2008 compared to R90 million in fiscal 2007. The corresponding entry for the above adjustments was share-based payment reserve within shareholders' equity.

The reason for the increase in share-based payments is a modification made to the existing scheme and an additional allocation made in fiscal 2008 resulting in two allocations being made to employees as opposed to one in the previous year. The modification was made due to the fact that subsequent to the implementation of the Share Plan, it became evident that the XAU index used was not representative of Gold Fields' peer competitors as it included some companies which are not pure gold mining companies and a number of relatively small gold producers. Accordingly it was decided that instead of using the XAU Index, Gold Fields' performance will be measured against only five gold mining companies who can be regarded as peer competitors.

The modification to the scheme resulted in incremental fair value which will be expensed over the remaining vesting period of the instruments.

Exploration expense

Gold Fields spent R328 million (US$45 million) on exploration in fiscal 2008 compared with R294 million (US$41 million) in fiscal 2007. The bulk of the expenditure has been incurred on a diversified pipeline of early stage projects in Africa, Australia, China and North, South and Central America. Subject to continued exploration success, expenditure is expected to range between US$45 million and US$75 million in fiscal 2009.

Share of results of associates after tax

Gold Fields equity accounts for two associates. They are Rand Refinery Limited and Rusoro Mining Limited (Rusoro). The Group's 35 per cent share of after tax profits in Rand Refinery Limited was R34 million in fiscal 2008 compared to R23 million in fiscal 2007. Gold Fields acquired a 36 per cent stake in Rusoro which resulted in after tax loss of R43 million for the seven months holding period in fiscal 2008. The acquisition of the Rusoro stake is described under discontinued operations below.

South Deep restructuring costs

Costs of R65 million relate to a provision made for the anticipated retrenchment of approximately 2,000 employees at the South Deep mine following the closure of the Ventersdorp Contact Reef section.

Driefontein 9 Shaft closure costs

Closure costs of R24 million relate to Driefontein's 9 Shaft project which was suspended due to the lack of power supply.

Impairment of assets

Impairment of assets was R51 million in fiscal 2008 and nil in fiscal 2007.

Impairment of assets of R51 million comprise R32 million relating to the St Ives' Junction mine and the original Leviathan pit which have been depleted and R19 million at Agnew, an impairment of the rehabilitation assets relating to old slimes dams.

The Group continuously reassesses the carrying value and recoverability of its mining assets. The carrying value is compared to the higher of "value in use" or "fair value less cost to sell". "Value in use" is a valuation based on the cash flows over the life of the asset and discounted to a present value at an appropriate rate. "Fair value" is the present market value of the asset.

The following estimates and assumptions were used by management when reviewing the long-term assets for impairments:

- a gold price of R210,000 per kilogram (2007: R140,000 per kilogram) for the South African operations, US$800 per ounce (2007: US$580 per ounce) for the Ghanaian operations and A$950 per ounce (2007: A$800 per ounce) for the Australian operations;

- the extraction of proved and probable reserves as per the most recent life of mine plan at the South African and Ghanaian operations. The Australian operations included the likely recoverable gold over and above proved and probable reserves based on current exploration information taking cognisance of the probability of conversion to reserves. The reason for the inclusion of recoverable gold in addition to proved and probable reserves at the Australian operations is due to the fundamental difference in the nature of the mineralisation at these operations, which makes upfront definition of the reserve potential impractical; and

- operating costs and capital expenditure estimates as per the most recent life of mine plan.

In both fiscal 2008 and fiscal 2007 the application of the above estimates and assumptions did not result in any impairment charge.

Profit on the sale of investments

Profit on the sale of investments increased from R193 million in fiscal 2007 to R1,416 million in fiscal 2008.

The major disposals comprising the R1,416 million profit in fiscal 2008 were:

- R1,389 million gain from the sale of the Essakane project in Burkina Faso;

- R15 million gain from the sale of 14.8 million shares in Emed Mining Public Limited;

- R35 million gain from the sale of various shares held by the New Africa Mining Fund;

- R1 million gain from the sale of 0.03 million shares in Resource Investment Trust;

- R20 million loss from the sale of 8.1 million shares in Committee Bay Resources Limited; and

- R4 million loss from the sale of 0.5 million shares in Lakota Resources Inc.

The major disposals comprising the R193 million profit in fiscal 2007 were:

- R123 million from the sale of 19,8 million shares in Avoca Resources Limited;

- R43 million from the sale of the Bibiani Project in Ghana;

- R7 million from the sale of 3,2 million shares in TLC Ventures Corporation;

- R7 million from the sale of 7,6 million shares in Comaplex Minerals Corporation;

- R5 million from the sale of 21,5 million shares in Anglo Australian Resources Limited; and

- R2 million from the sale of 5,3 million shares in Sanu Resources Limited.

Profit on disposal of property, plant and equipment

Profit on disposal of property, plant and equipment decreased from R54 million in fiscal 2007 to R34 million in fiscal 2008.

The major disposals comprising the R34 million profit in fiscal 2008 were:

- R22 million profit from the sale of a stage winder by Driefontein; and

- R12 million profit from the sale of surplus housing by Beatrix and South Deep.

The major disposals comprising the R54 million profit in fiscal 2007 were:

- R19 million profit from the sale of two stage winders by Driefontein;

- R5 million profit from the sale of two mills by Driefontein; and

- R25 million profit from the sale of surplus housing by Beatrix and South Deep.

Financial Statements

Management's discussion and analysis of the financial statements

continued

MINING AND INCOME TAX

The table below indicates Gold Fields' effective tax expense rate for fiscal 2008 and fiscal 2007.

	Year ended June 30	
	2008	2007
Income and mining tax		
Effective tax expense rate	**29.2**	36.8

In fiscal 2008, the effective tax expense rate of 29 per cent differed from the maximum South African mining statutory tax rate of 43 per cent, due to a reduction of R424 million in net tax charge arising from non-South African mining income taxed at lower rates, R222 million reduction relating to the South African mining tax formula, R31 million decrease due to use of assessed losses not previously recognised at Gold Fields Limited and GFL Mining Services Limited and non-taxable income of R491 million mainly due to the sale of Essakane and the Venezuelan subsidiary not being subject to tax partly offset by non-deductible exploration and share-based payment expense.

These reductions were partly offset by the Group incurring R243 million in charges relating to levies and royalties in Ghana and Australia.

In fiscal 2007, the effective tax expense rate of 37 per cent differed from the maximum South African mining statutory tax rate of 45 per cent, due to a reduction of R566 million in net tax charge arising from non-South African mining income taxed at lower rates, R201 million reduction relating to the South African mining tax formula, R54 million decrease due to use of assessed losses not previously recognised at Gold Fields Limited and GFL Mining Services Limited and R24 million reduction due to an increase in tax values in Australia following the recalculation of the consolidation of St Ives and Agnew for tax purposes. As a result of a change in legislation the Australian tax legislation makes provision for companies that consolidate for tax purposes to recalculate their tax values based on a market value calculation.

These reductions were partly offset by the Group incurring R203 million in charges relating to levies and royalties in Ghana and Australia and a further R280 million of net non-deductible expenditure, mainly due to exploration costs and share-based payment costs.

Discontinued operations
During the December quarter in fiscal 2008 the assets in Venezuela were sold. This sale has necessitated the restatement of prior periods salient features and financial results as required by IFRS 5.

In fiscal 2008 the net gain from the sale of the Venezuelan assets amounted to R111 million comprising a profit on the disposal of the Venezuelan assets of R74 million and an income on the operational results at Choco 10 for the five months ended November 2007, the effective date of sale, of R37 million.

The comparative results for fiscal 2007 for Venezuela reflected a R37 million loss.

Profit attributable to ordinary shareholders of the company
Because of the factors discussed above, Gold Fields posted earnings attributable to ordinary shareholders of the company of R4,458 million in fiscal 2008 as compared with earnings of R2,363 million in fiscal 2007.

Profit attributable to minority shareholders' interest
Minority interests represent attributable earnings of R360 million in fiscal 2008, compared with attributable earnings of R272 million in fiscal 2007. These amounts reflect the portion of the net income or losses of Gold Fields Ghana, Abosso and Living Gold attributable to its minority shareholders in fiscal 2008 and in fiscal 2007 Gold Fields Ghana, Abosso, Choco 10, Living Gold, Western Areas and South Deep (for the four months that Gold Fields did not own 100 per cent in fiscal 2007).

LIQUIDITY AND CAPITAL RESOURCES

Cash resources
Cash flows from operating activities
Cash flows from operating activities increased from R1,201 million in fiscal 2007 to R6,692 million in fiscal 2008. The increase of R5,491 million was mainly due to:

- Increase in cash generated by operations of R1,327 million due to the gold price increasing from R147,623 per kilogram in fiscal 2007 to R190,623 per kilogram in fiscal 2008;

- Fiscal 2007 includes R3,894 million paid to settle the Western Areas gold derivative structure with no corresponding payment in fiscal 2008;

- Movement of R431 million in working capital resulting from an investment of R169 million in fiscal 2007 to a release of R262 million in fiscal 2008;

- Decrease in dividends paid of R97 million due to higher capital expenditure in fiscal 2008;

- Partially offset by an increase in interest paid of R182 million due to higher borrowings; and

- Increase in tax paid of R209 million due to higher earnings.

Net cash from discontinued operations

Cash from discontinued operations relates entirely to the Venezuelan operations and increased from R22 million in fiscal 2007 to R126 million in fiscal 2008. The R126 million in fiscal 2008 comprises R111 million of profit before tax and a depreciation charge of R15 million. The R22 million in fiscal 2007 comprises loss before tax of R17 million and depreciation of R39 million.

Cash flows from investing activities

Cash flows from investing activities decreased from R15,193 million in fiscal 2007 to R7,727 million in fiscal 2008. The items comprising these numbers are discussed below.

Additions to property, plant and equipment

Capital expenditure increased from R5,931 million in fiscal 2007 to R9,014 million in fiscal 2008.

Capital expenditure at the South African operations increased from R2,467 million in fiscal 2007 to R3,275 million in fiscal 2008. The increase in capital expenditure of R808 million was due to:

- Driefontein increasing from R815 million in fiscal 2007 to R1,017 million in fiscal 2008. This was mainly due to expenditure on the 9 shaft drop down project before its suspension and increased ore reserve development;

- Kloof increasing from R776 million in fiscal 2007 to R898 million in fiscal 2008. This was due to increased expenditure on ore reserve development partially offset by a decrease in expenditure on the Kloof Extension Area project which has been suspended;

- South Deep increasing from R283 million in fiscal 2007 to R785 million in fiscal 2008. This increase was due to a full year's operation compared with only seven months in fiscal 2007 as well as an increase in ore reserve and capital development, the new refrigeration plant on 94 level and deepening and equipping the ventilation shaft; and

- The above as partially offset by Beatrix decreasing from R593 million in fiscal 2007 to R577 million in fiscal 2008. This was mainly due to decreased expenditure on the 3 Shaft project.

R400 million was paid for the Uncle Harry's mineral rights adjacent to the South Deep mine.

Capital expenditure at the offshore operations increased from R3,442 million in fiscal 2007 to R5,310 million in fiscal 2008.

R126 million of this increase of R1,868 million was due to the weakening in the exchange rates used to convert these capital expenditures from their functional currencies to the rand reporting currency. The average rand/US dollar exchange rate weakened from R7,20/US dollar in fiscal 2007 to R7,27/US dollar in fiscal 2008. The average rand/Australian dollar weakened from R5,45/AU dollar to R6,52/AU dollar.

Other factors were:

- Tarkwa increased from US$108 million in fiscal 2007 to US$212 million in fiscal 2008. This was mainly due to the increase in activity on the CIL expansion project which increased from US$19 million to US$90 million, capital waste mining at the Teberebie cutback which increased from US$24 million to US$42 million and continuation of the new Phase 5 North heap leach facility which increased from US$10 million to US$30 million;

- Damang decreased from US$32 million in fiscal 2007 to US$28 million in fiscal 2008. This was due to a reduction of expenditure on the Damang pit cutback capital project completed mid-year;

- St Ives increased from US$76 million in fiscal 2007 to US$108 million in fiscal 2008. This was due to expenditure on the Cave Rocks and Belleisle projects at just over US$20 million each partly offset by a decrease in development costs at Bahama completed late in financial 2007 and mined in financial 2008;

- Agnew increased from US$29 million in fiscal 2007 to US$33 million in fiscal 2008. This was due to an increase in capitalised exploration expenditure offset by a decrease in Songvang development costs, as in Australian dollar capital expenditure year on year was only marginally higher; and

- The Cerro Corona project in Peru increased from US$234 million in fiscal 2007 to US$348 million in fiscal 2008 as the project nears completion, with commission forecast for the first quarter of fiscal 2009.

Proceeds on the disposal of property, plant and equipment

Proceeds on the disposal of property, plant and equipment decreased from R63 million in fiscal 2007 to R42 million in fiscal 2008. In both years this related to the disposal of various mining assets by the South African and Australian mining operations.

Acquisition of subsidiaries, net of cash acquired

There were no acquisitions of subsidiaries during fiscal 2008. During fiscal 2007 Gold Fields acquired two subsidiaries, South Deep and IRCA, for R8,891 million.

The above acquisitions' purchase price allocations were finalised during fiscal 2008 and remained unchanged from the prior year annual report.

Management's discussion and analysis of the financial statements

continued

Proceeds on disposal of subsidiary

The amount of R1,042 million (US$152 million) comprises entirely of the cash proceeds received from the sale of the Essakane project in Burkina Faso. The gross proceeds of the sale amounted to R1,375 million (US$200 million) comprising the abovementioned cash of R1,042 million (US$152 million) and 41,666,667 shares in Orezone Resources Limited of R333 million (US$48 million).

Net cash from discontinued operations

Cash flows from investing activities from discontinued operations amounted to R1,165 million in fiscal 2008. The gross proceeds from the sale of the Venezuelan assets amounted to R2,799 million (US$413 million) and comprised cash of R1,219 million (US$180 million) and 140,000,000 shares in Rusoro Mining Limited of R1,580 million (US$233 million). The cash received has been partly offset by capital expenditure for the period to 30 November 2007 of R54 million. This sale has necessitated the restatement of prior periods salient features and financial results as required by IFRS 5 Non-current assets held for sale and discontinued operations.

Cash flows from investing activities for fiscal 2007 of R165 million relate to capital expenditure incurred at the Venezuelan operations.

Purchase of investments

Investment purchases increased from R490 million in fiscal 2007 to net R978 million in fiscal 2008.

The major investment purchases comprising the R978 million spent in fiscal 2008 were:

- R795 million invested in Sino Gold Limited bringing our holding to 19,9 per cent;
- R67 million invested in Conquest Mining Limited bringing our holding to 19.1 per cent;
- R85 million on the conversion of options held in Mvelaphanda Resources Limited to shares;
- R5 million invested in Emed Mining Public Limited which was subsequently disposed of together with all existing holdings in the same bringing our current holding to nil per cent; and
- R38 million invested in Orsu Metals Corporation (previously Lero Gold Corporation) bringing our holding to 7.6 per cent.

The major investment purchases comprising the R490 million spent in fiscal 2007 were:

- R350 million invested in Sino Gold Limited bringing our holding to 17,5 per cent;
- R62 million invested in Conquest Mining Limited bringing our holding to 11,0 per cent;
- R23 million on the conversion of options held in Mvelaphanda Resources Limited to shares;
- R21 million invested in Emed Mining Public Limited bringing our holding to 10.1 per cent;
- R16 million invested in Lero Gold Corporation bringing our holding to 9.1 per cent; and
- R16 million invested in CMQ Resources Incorporated bringing our holding to 16,4 per cent.

Proceeds on the disposal of investments

Proceeds on the disposal of investments decreased from R326 million in fiscal 2007 to R100 million in fiscal 2008.

The major investment disposals comprising the R100 million in fiscal 2008 were:

- R41 million from the sale of Emed Mining Public Limited shares;
- R38 million from the sale of various shares held by the New Africa Mining Fund;
- R12 million from the sale of Committee Bay Resources Limited shares; and
- R7 million from the sale of Encore Oil Limited shares.

The major investment disposals comprising the R326 million in fiscal 2007 were:

- R147 million from the sale of Avoca Resources Limited shares;
- R101 million from the sale of Comaplex Minerals Corporation shares;
- R43 million from the sale of the Bibiani Project;
- R12 million from the sale of TLC Ventures Corporation shares;
- R12 million from the sale of Anglo Australian Resources Limited shares;
- R5 million from the sale of Sanu Resources Limited shares; and
- R4 million from the sale of Troy Resources NL shares.

Environmental trust funds and rehabilitation payments

During fiscal 2008 Gold Fields paid over R56 million to its environmental trust funds and spent R29 million on ongoing rehabilitation costs resulting in a total cash outflow of R84 million for the year.

During fiscal 2007 Gold Fields paid over R53 million to its environmental trust funds and spent R52 million on ongoing rehabilitation costs resulting in a total cash outflow of R105 million for the year.

Cash flows from financing activities

Net cash generated by financing activities decreased from R14,685 million in fiscal 2007 to R557 million in fiscal 2008. The items comprising these numbers are discussed below.

Repayment of loans to minority shareholders

Repayment of loans to minority shareholders was nil for fiscal 2008 as compared to R90 million in fiscal 2007. The R90 million paid in fiscal 2007 relates to repayments made by Tarkwa against loans due to its minority shareholder, IAMGold.

Loans raised

Loans raised decreased from R18,822 million in fiscal 2007 to R4,336 million in fiscal 2008. The R4,336 million received in fiscal 2008 comprises:

- R1,719 million (US$225 million) drawn down on the US$750 million syndicated facility to fund the capital expenditure on Cerro Corona and the acquisition of additional Sino Gold Limited shares;

- R1,200 million (US$165 million) was raised from the preference shares issued to Rand Merchant Bank for purposes of refinancing existing facilities;

- R157 million (US$23 million) was drawn down on the Cerro Corona project finance loan; and

- R1,260 million (US$173.3 million) was borrowed by GFIMSA from various local banks to fund working capital requirements and capital expenditure;

The R18,822 million received in fiscal 2007 comprises:

- R8,660 million (US$1,209 million) was drawn down on the US$1.8 billion bridge loan facility to partly finance the acquisition of South Deep;

- R4,019 million (US$550 million) was drawn down on the US$1.8 billion JP Morgan facility to settle the Western Areas gold derivative structure and refinance existing working capital loans;

- R3,839 million (US$550 million) was drawn down on the US$750 million syndicated facility to repay the US$550 million borrowed above.

- R72 million (US$10 million) was borrowed for general corporate purposes;

- R1,170 million (US$168 million) was drawn down on the US$750 million Barclays and ABN Amro syndicated facility to repay the US$168 syndicated loan used to partly finance the acquisition of Bolivar;

- R893 million (US$127 million) was drawn down on the Cerro Corona project finance loan; and

- R169 million was borrowed by Western Areas from Standard Bank to fund working capital requirements;

Loans repaid

Loans repaid decreased from R14,194 million in fiscal 2007 to R4,620 million in fiscal 2008. The R4,620 million repayment in fiscal 2008 comprises:

- R355 million representing the seventh and eighth repayments to Mvelaphanda Resources in terms of the Mvela loan;

- R3,002 million (US$432 million) repayment of the split tenor revolving credit facility used to refinance the JP Morgan facility taken out in fiscal 2007; and

- R1,263 million repayment of various Group committed and uncommitted facilities used to finance working capital and capital expenditure of the GFIMSA divisions.

The R14,194 million repayment in fiscal 2007 comprises:

- R320 million representing the fifth and sixth repayments to Mvelaphanda Resources in terms of the Mvela loan;

- R169 million repayment of the working capital loan by Western Areas to Standard Bank;

- R8,702 million (US$1,209 million) repayment of the bridge loan facility used to partly finance the acquisition of South Deep;

- R3,839 million (US$550 million) repayment of the bridge loan facility used to settle the Western Areas gold derivative structure; and

- R1,164 million (US$168 million) repayment of the syndicated loan used to partly finance the acquisition of Bolivar.

Proceeds from rights issue – Cerro Corona

The entire R768 million (US$96 million) was raised as a rights issue to minority shareholders in Cerro Corona. As a result of Gold Fields converting its loan to equity, the outside shareholders decided to participate in a rights issue to avoid a dilution of their interest. The funds are awaiting finalisation of all statutory requirements before the shares can be issued.

Management's discussion and analysis of the financial statements

continued

Shares issued

Shares issued decreased from R10,147 million in fiscal 2007 to R73 million in fiscal 2008.

The R73 million in fiscal 2008 consists entirely of shares issued in terms of the Group's employee share scheme.

The R10,147 million in fiscal 2007 included R10,072 million received from the issue of 90,850,000 shares as a result of the capital raising that took place in February 2007 and R75 million received from shares issued in terms of the Group's employee share scheme.

Net cash (utilised)/generated

As a result of the above, net cash utilised for fiscal 2008 amounted to R478 million compared to net cash generated of R693 million in fiscal 2007.

Total Group cash and cash equivalents amounted to R2,007 million at 30 June 2008, as compared to R2,310 million at the end of fiscal 2007.

Long-term provisions

Long-term provisions at the end of fiscal 2008 were R2,037 million as compared to R1,402 million at the end of fiscal 2007 and include a provision for post-retirement health care costs of R21 million (fiscal 2007: R21 million) and a provision for environmental rehabilitation costs of R2,016 million (fiscal 2007: R1,381 million).

Provision for post-retirement health care costs

The Group medical scheme, Medisense, provides benefits to employees and certain of its former employees. The Group remains liable for 50 per cent of the employees' medical contributions to the medical scheme after retirement. This is applicable to employees of the Free State operations who retired on or before 31 August 1997 and members of the West Wits operations who retired on or before 1 January 1999.

Provision for environmental rehabilitation costs

The amount provided for environmental rehabilitation costs increased from R1,381 million in fiscal 2007 to R2,016 million in fiscal 2008. The provision represents the present value of closure, rehabilitation and other environmental obligations incurred up to 30 June 2008. The provision is updated annually to take account of inflation, the time value of money and any new environmental obligations incurred. The discount rate applied in fiscal 2008 changed to a range of 10.1 per cent to 12.6 per cent (2007: 9 per cent) for the South African operations, 4.6 per cent to 5.0 per cent (2007: 5.5 per cent) for Ghana, 7.6 per cent (2007: 7.9 per cent) for Australia and 6 per cent (2007: 5.5 per cent) in Peru. The rates of inflation used in fiscal 2008 also changed from the previous year to 9.0 per cent (2007: 6 per cent) for South Africa, 4.2 per cent (2007: 3.5 per cent) in Ghana, 3 per cent (2007: 3 per cent) in Australia and 5.4 per cent (2007: 2.0 per cent) in Peru. The inflation adjustment for fiscal 2008 was R59 million compared with R39 million in fiscal 2007 and the interest adjustment for fiscal 2008 was R47 million compared with R27 million in fiscal 2007.

During fiscal 2008 additional provisions were raised for new disturbances and changes in environmental legislation at:
- Driefontein of R83 million;
- Kloof of R33 million;
- Beatrix of R20 million;
- South Deep of R54 million;
- Tarkwa of R67 million;
- St Ives of R1 million;
- Agnew of R8 million; and
- Cerro Corona of R139 million.

Giving total additional provisions of R405 million.

During fiscal 2007 additional provisions were raised for new disturbances and changes in environmental legislation at:
- Driefontein of R6 million;
- Kloof of R1 million;
- Beatrix of R6 million;
- South Deep of R2 million;
- Tarkwa of R75 million;
- St Ives of R55 million;
- Agnew of R12 million;
- Choco 10 of R5 million; and
- Cerro Corona of R81 million.

giving total additional provisions of R243 million. R42 million was raised on the take-on of South Deep as a result of the acquisition thereof.

The South African operations contribute to dedicated environmental trust funds to provide financing for final closure and rehabilitation costs. The amount invested in the fund is shown as a non-current asset in the financial statements and increased from R628 million in fiscal 2007 to R747 million in fiscal 2008. The increase consists of contributions of R56 million and interest income of R63 million. The South African operations will continue to contribute annually to the trust fund over the remaining lives of the mines, which should ensure that sufficient funds will be available to discharge commitments for future rehabilitation costs.

SAP

SAP continues to be the de facto standard for the processing of commercial business processes within the Group.

South African operations
- Major initiatives have been applied to enhance the control over costs and improve the process of managing inventories. SAP has also been deployed into all subsidiary service divisions; and
- A planned maintenance strategy and concept design for the South African operations using SAP Planned Maintenance is in an advanced stage and will be executed during the coming financial year.

International operations
- SAP has been successfully deployed in the Peru operation for financials, costing, materials management, sales and distribution, human resources, payroll and plant maintenance;
- Ghana and Australia implementation is planned to start in mid October 2008 and go live in July 2009. The same modules as in Peru will be deployed; and
- A reporting and consolidation capability using SAP business intelligence functionality has been developed.

MINERAL RESOURCE MANAGEMENT (MRM)

Major attention has been given to standardising systems and products being used in the MRM area in the Group. Various initiatives have been implemented in order to enhance capability in planning, orebody modelling, scheduling, production control and reporting. Specifically a Group Resources and Reserves Information System (GRRIS) has been developed to assist in the collection, collation and reporting of resource and reserve information and the preparation of the annual statements.

SARBANES-OXLEY

Gold Fields, being a foreign private issuer under US SEC rules, has to comply with the requirements of the Sarbanes-Oxley Act, 2002. Management's compliance programme consists of self assessments, focused walk-throughs and operating effectiveness testing executed throughout the year, on a quarterly basis.

At the time of this reporting, management has completed control design and operating effectiveness testing for the Group across all significant locations, with the exception of the processes relating to preparation of US GAAP reporting (20F).

The results to date of said compliance programme indicate a very high level of compliance and no indication of a material breakdown in controls was noted.

GROUP INTEGRATED SUPPLY CHAIN AND STRATEGIC SOURCING OPTIMISATION (INTEGRATED SOURCING/COMMERCIAL, TECHNICAL AND OPERATIONAL TEAMS)

South African and International strategic sourcing and integrated supply chain initiatives over the last four years combined delivered around US$95 million or R712 million total cost and performance cumulative benefits (including cost avoidance). On an annual average working cost spend base over the last four financial years this implies a total cost baseline Optimisation of around 10 per cent. Given the extreme general inflation environment over the last two to three years, the net budget impact of these initiatives implies an estimated 30 per cent inflation avoidance result.

For fiscal 2009 the South African Project Beyond reporting will collapse into the new-mining strategy for South African operations of 1M (quality and safe underground mining), 2M (new technology and innovation) and 3M (Power, People and Surface Optimisation). Similarly international operations will report during fiscal 2009 as part of region specific integrated projects delivery.

During fiscal 2009, through an integrated commercial and technical team approach, total cost initiatives and development of strategic partnering models with suppliers will continue across all regions. Within the global context of record high inflation strategic risk sharing partnerships, risk mitigation and capping, total cost baseline Optimisation, salvage, quality mining support and consumption Optimisation will receive strong focus to ensure mutual sustainable cost leadership.

Management's discussion and analysis of the financial statements

continued

SA PROJECT BEYOND INTEGRATED STRATEGIC SOURCING AND PROCUREMENT INITIATIVES

Gold Fields South Africa Project Beyond set out in fiscal 2005 to achieve cumulative contracted benefits of around R200 to R300 million after three years, which was reported in fiscal 2007 to have delivered R288 million contracted benefits, excluding cost avoidance. After four years continued cumulative benefits delivery to date it has delivered contracted total cost benefits of around R319 million, adding R31 million during fiscal 2008. Additional cost avoidance benefits of around R34 million were also delivered during fiscal 2008, which brings the cumulative four year annualised benefits delivery (including cost avoidance) to around R445 million. Although extreme inflation over this past four year period did increase far more than the benefits delivered, this still represents significant net cost inflation and escalating buffering results.

Fiscal 2008 annualised contracted benefits were delivered through South Deep synergies Optimisation in general consumables, repairs and underground services rates, group electric sundries aggregation, explosives efficiencies and controls, cable specification standardisation and tender, backfill alternative product switch, improved repair specifications and quality, warranty claims, paper tender, fittings and spares tenders, steel forward buying contracts and hoses and fittings re-negotiations. Furthermore, due to power issues and general tight supply challenges the procurement and supply chain teams had a strong focus during second half of the year on supply risk management and related increased safety stock levels.

The above continued improvement and benefits delivery was done in the context of continued extreme and unprecedented inflationary pressures during fiscal 2008. Seven consecutive price increases during the 2008 calendar year by the South African monopoly producer resulted in steel products doubling in prices. These steel increases together with inflation pressures in areas like oil, food and power pushed the South African year on year production price index (PPI) reported in June 2008 to 16.8 per cent and the consumer price index (CPI) to 12.2 per cent. The fiscal 2008 Gold Fields procurement and contract spend basket weighted nominal inflation impact has been estimated to be in line with PPI around 16 per cent. The continued and full compounded impacts of these increases have been factored into the financial year 2009 budget and total cost management targets set. Gold Fields' main inflation pressures during fiscal 2008 came from areas like steel products (including grinding balls), timber, fuels and diesel, copper cables, mill liner spares, labour hire, food, chemicals (including cyanide), cement products, underground services, coal and transport.

The in-house shared workshop operations managed to turn the facility from a loss making model during the first part of the financial year to a cost savings model over the second part of the year, over and above the critical enabling support that this capability provides to the South African operations. Additional technical capacity was also increased during the course of the year with respect to engineering products and repairs quality assurance and control.

The focus for fiscal 2009 will be to continue the partial offsetting of compounded inflationary pressures through integrated 1-3M total cost, quality and usage initiatives as indicated in above summary. Specific focus will be on increased salvage, improved quality control, product substitution and consumption Optimisation contributions.

INTERNATIONAL OPERATIONS INTEGRATED STRATEGIC SOURCING AND SUPPLY CHAIN INITIATIVES

It was reported in the fiscal 2007 that International operations collectively delivered cumulative contracted benefits of around US$28 million over a three year period. During fiscal 2008 an additional estimated US$8million contracted benefits was delivered and realised, which brings the four year contracted delivery benefit value of around US$36 million.

Contracted benefits during fiscal 2008 were delivered in Australia in areas like insurance renewals, improved gas bottle hire and returns models, hardware supplies tenders, diesel and explosives logistics efficiency Optimisation, cement and diesel rebates, disposal income for head frames, crusher feed and pastefil haulage consolidation synergies, steel sections and ventilation bag tenders, and accommodation project savings at Agnew and accommodation utilisation and cost efficiency improvements at St Ives. Furthermore, during the last quarter the Gold Fields Australian operations have been shielded from the direct impact of the Western Australia gas line accident due to the existing long-term power supply partnership in place and the team did extremely well, in close cooperation with suppliers, in mitigating the indirect risk of supply to the operations.

The Ghana operations delivered significant cost avoidance benefits during focal 2008 in areas like tyres, cyanide, import shipping rates, grinding balls and inland transport rates. Furthermore strategic breakthroughs were made in critical supply areas with the commissioning of a radial tyre retread facility on the Tarkwa mine site, signed long-term base supply contracts with major tyre manufacturers and establishing new strategic partnering and risk sharing models with cyanide suppliers. Continued focus on fuel quality management also started showing some good results during the second part of the financial year through reduced truck stoppages.

At the Peru operations during the last two quarters of the financial year procurement, logistics and contracts teams were structured and established which immediately became involved in the transactional procurement SAP implementation and the transition process from project to operational mode during the June quarter. Outbound concentrate logistics contracts and infrastructure was established from site to port, including a dedicated port weight bridge and ship loading capabilities. A shipbroker partnership was also established to assist with expert facilitation of shipping line relations and available slots.

During the first three to four months of fiscal 2008 time was also spent on procurement and logistics Optimisation projects at the Venezuela operations and Burkina Faso project, until sold by Gold Fields. Some valuable lessons and experiences were gained through the involvement in these two unique projects.

The Australia and Ghana operations were also heavily impacted by global and regional tight supply related inflation increases in areas like diesel, cyanide, grinding balls, cement, other chemicals, repairs and maintenance contracts and power. Both of these operations for the total spend basket basically also tracked the regional inflation trends with Ghana's June 2008 year on year inflation reported at 18.4 (CPI) per cent and Australia at 4.7 (PPI) per cent. The Australian general mining inflation over the last year was actually reported at 6.6 per cent.

Priority focus for fiscal 2009 will be to continue in Australia with contractor mining alliance Optimisation initiatives, review major longer-term maintenance and repairs contracts in Ghana and establish the baseline for Peru inbound and outbound supply and logistics contracts and operational capabilities.

Paul Schmidt
Acting Chief Financial Officer

8 September 2008

**Financial Statements**

Directors' report

The directors have pleasure in submitting their report and the annual financial statements of the company and the Group for the year ended 30 June 2008.

PROFILE

Business of the company

Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of 3.64 million ounces per annum from eight operating mines in South Africa, Ghana and Australia. A ninth mine, the Cerro Corona Gold/Copper mine in Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces.

FINANCIAL RESULTS

The information on the financial position of the Group for the year ended 30 June 2008 is set out in the financial statements on pages 112 to 195 of this annual report. The income statement set out in this annual report shows profit attributable to Gold Fields Limited members of R4,457.5 million (US$613.0 million) compared to R2,362.5 million (US$328.0 million) in 2007.

COMPLIANCE WITH FINANCIAL REPORTING STANDARDS

The Gold Fields Group annual financial statements comply with International Financial Reporting Standards, the South African Companies Act, and JSE Limited Listings Requirements (JSE Listings Requirements).

REPORTING IN UNITED STATES DOLLARS

To assist international investors, the income statement, balance sheet and cash flow statement of the Group have been translated into United States dollars on pages 132 to 181.

SHARE CAPITAL

Authorised

The authorised share capital of the company increased by special resolution no.1 at the annual general meeting held on 2 November 2007, from R500,000,000 divided into 1,000,000,000 ordinary par value shares of 50 South African cents (50 cents) each, to R500,000,010 divided into 1,000,000,000 ordinary par value shares of 50 cents each and 1,000 non-convertible redeemable preference par value shares of 1 cent each, by the creation of 1,000 non-convertible redeemable preference par value shares of 1 cent each.

The following are the movements in the issued ordinary share capital of the company for the year ended 30 June 2008:

	2008		2007	
	Number of shares	Rand	Number of shares	Rand
At the beginning of the year	652,158,066	326,079,033	494,824,723	247,412,361
Exercise of options by participants in the Gold Fields incentive schemes	1,042,616	521,308	1,384,589	692,295
Shares issued for the South Deep acquisition	–	–	65,098,754	32,549,377
Shares issued for the Capital Raising	–	–	90,850,000	45,425,000
At the end of the year	653,200,682	326,600,341	652,158,066	326,079,033

The following are the movements in the issued non-convertible redeemable preference share capital of the company for the year ended 30 June 2008:

	2008		2007	
	Number of shares	Rand	Number of shares	Rand
At the beginning of the year	–	–	–	–
Shares issued to FirstRand Bank Limited	100	1	–	–
At the end of the year	100	1	–	–

In terms of the authority granted by shareholders at the annual general meeting held on 2 November 2007, 100 of the non-convertible redeemable preference shares were issued to FirstRand Bank Limited on 20 December 2007. The reason for issuing the non-convertible redeemable preference shares is to provide the company with a mechanism to raise cost-effective capital equivalent to debt finance as part of a general capital management programme which, in the opinion of the directors, is deemed appropriate for the activities of the company.

In terms of the authority granted by shareholders at the annual general meeting held on 2 November 2007, all of the authorised but unissued ordinary share capital at that date, after setting aside so many ordinary shares as may be required to be allotted and issued pursuant to the share incentive schemes, is placed under the control of the directors. This authority expires at the next annual general meeting where shareholders will be asked to renew this authority.

In terms of the JSE Listings Requirements, shareholders may, subject to certain conditions, authorise the directors to issue the shares held under their control for cash other than by means of a rights offer to shareholders. In order that the directors of the company may be placed in a position to take advantage of favourable circumstances which may arise for the issue of such shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the forthcoming annual general meeting.

Repurchase of shares
The company has not exercised the general authority granted to buy back shares from its issued ordinary share capital granted at the annual general meeting held on 2 November 2007. At the next annual general meeting, shareholders will be asked to renew the general authority for the acquisition by the company, or a subsidiary of the company, of its own shares.

Listings
The abbreviated name under which the company is listed on JSE Limited (JSE) is "GFIELDS" and the short code is GFI. The company, which is the sole listed entity of the Group, also has a secondary listing on the following stock exchanges:

New York Stock Exchange (NYSE); Dubai International Financial Exchange (DIFX); Euronext in Brussels (NYX); and Swiss Exchange (SWX).

At 30 June 2008, the company had in issue through The Bank of New York Mellon on the NYSE, 320,299,828 (2007: 228,209,815) American Depositary Receipts (ADRs). Each ADR is equal to one ordinary share.

The GF Management Incentive Scheme
At the annual general meeting on 10 November 1999, shareholders approved the adoption of the GF Management Incentive Scheme to substitute the scheme in place prior to the reverse takeover of Driefontein by Gold Fields in 1999. This scheme was introduced to provide an incentive for certain officers and employees of the Group to acquire shares in the company. No further allocations of options under this scheme are being made in view of the introduction of the Gold Fields 2005 Share Plan (see below) and the scheme will be closed once all options have been exercised or forfeited.

The salient features of the scheme are that:

• It is comprised of only share options;

• A third of the total share option grant vests upon the second, third and fourth anniversaries of the grant date; and

• Share options expire no later than seven years from the grant date.

The directors are authorised to issue, allot and grant options to acquire up to a maximum of 22,791,830 ordinary shares in the unissued share capital of the company in terms of the incentive scheme. At 30 June 2008, this represented 3.00 per cent of shares in issue. The unexercised options under the scheme represented 0.64 per cent of shares in issue as at 30 June 2008.

Details of the scheme are as follows:

	Number of options	Average strike price (Rps)
Outstanding at 1 July 2007	5,584,973	76.66
Movement during the year:	–	–
Granted during the year	–	–
Exercised and released	(990,175)	71.82
Forfeited	(382,579)	72.33
Cancelled	–	–
Outstanding at 30 June 2008	4,212,219	78.38

Included in the above are 3,307,624 vested options at 30 June 2008 at an average strike price of R79.41

Directors' report continued

The GF Non-executive Director Share Plan

At the annual general meeting on 31 October 2001, shareholders approved a resolution to proceed with the allocation of options to non-executive directors. As a result, each non-executive director has been allocated the options detailed on page 116.

The salient features of the scheme are as follows:

• Share options vest one year after allocation;

• 10,000 share options will be issued annually to non-executive directors provided there is 75 per cent attendance at meetings; and

• Share options will be forfeited 30 days after directors leave the Board.

No further allocations of options under this Plan are being made in view of the introduction of the Gold Fields Limited 2005 Non-executive Share Plan (see below) and the plan will be closed once all options have been exercised or forfeited.

Details of the scheme are as follows:

	Number of options	Average strike price (Rps)
Outstanding at 1 July 2007	174,400	83.47
Movement during the year:	–	–
Granted during the year	–	–
Exercised and released	(27,700)	81.71
Forfeited	–	–
Cancelled	–	–
Outstanding at 30 June 2008	146,700	83.81

All options above have vested at 30 June 2008.

Gold Fields Limited 2005 Share Plan

At the annual general meeting on 17 November 2005, shareholders approved the adoption of the Gold Fields Limited 2005 Share Plan to replace the GF Management Incentive Scheme approved in 1999. The Plan provides for two methods of participation, namely the Performance Allocated Share Appreciation Rights Method (SARS) and the Performance Vesting Restricted Share Method (PVRS). This plan seeks to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the company's share owners.

The salient features of the Plan are as follows:

• PVRS and SARS will be offered to participants once a year during March;

• PVRS are performance-related shares, granted at zero cost;

• Level of vesting of PVRS is determined by reference to the share price performance relative to the Philadelphia XAU Index (XAU Index);

• The PVRS will vest and be settled on the third anniversary of the grant date to existing Gold Fields employees;

• SARS are share options, granted at the weighted average price over the last 20 trading days; and

• The SARS will vest on the third anniversary of the grant date, but may be exercised between the third and sixth anniversary of the grant date by existing Gold Fields employees.

Gold Fields Limited 2005 Non-executive Share Plan

At the annual general meeting on 17 November 2005, shareholders approved the adoption of the Gold Fields Limited 2005 Non-executive Share Plan to replace the GF Non-executive Director Share Plan approved in 2001. The 2005 Non-executive Plan provides for the award of restricted shares to non-executive directors that ordinarily vest after a period of three years from the award thereof.

The 2005 Non-executive Plan seeks to provide non-executive directors of the company with the opportunity to acquire an interest in the equity of the company on a basis which aligns their interests with those of the company's share owners, thereby providing such non-executive directors with a further incentive to advance the company's interests.

The salient features of the Plan are as follows:

• Restricted shares are to be granted annually; and

• Shares will vest and be settled on the third anniversary of the award date.

Subsequent to the implementation of the 2005 Share Plans, it became evident that the Philadelphia XAU Index was not representative of Gold Fields' peer competitors, as some of the companies in the XAU Index are not pure gold mining companies. Furthermore, since the selection of the XAU Index as a benchmark, a number of relatively small gold producers have been included in the XAU Index and again these cannot be regarded as representative of Gold Fields' peer competitors.

Accordingly, instead of using the XAU Index, Gold Fields' performance will be measured against only five gold mining companies who can be regarded as our peer competitors.

Equity-settled instruments issued under the Gold Fields Limited 2005 Share Plan and 2005 Non-executive Share Plan

	Performance related (PVRS)	Share Appreciation Rights (SARS)	Average strike price
Outstanding at 1 July 2007	1,906,452	1,765,540	124.75
Movement during the year:			
Granted during the year	4,267,761	2,569,481	105.97
Exercised and released	(21,933)[1]	–	–
Forfeited	(674,793)	(497,084)	118.77
Cancelled	–	–	–
Outstanding at 30 June 2008	**5,477,487**	**3,837,937**	**112.73**

[1]Represents pro-rata share allocations due to death, and to retired and retrenched employees.

The details of the executive directors' participation in the above scheme are listed on page 116.

The directors are authorised to issue and allot all or any of such shares required for the plans, but in aggregate with the other schemes, may not exceed 5 per cent of the total issued ordinary shares in the capital of the company. The unexercised options and shares under the schemes and plans represented 2.09 per cent of shares in issue at 30 June 2008.

Consolidated table of all equity-settled instruments under all the schemes

	Number of equity securities
Outstanding at 1 July 2007	9,431,365
Movement during the year:	
Granted during the year	6,837,242
Exercised and released	(1,039,808)
Forfeited	(1,554,456)
Cancelled	–
Outstanding at 30 June 2008	**13,674,343**

Due to the number of prohibited periods which the company has been subjected to as a result of various transactions, the expiry dates of options under the GF Management Incentive Scheme and the GF Non-executive Director Share Plan have been extended so as not to prejudice the individuals affected.

DIRECTORATE

Composition of the Board

The Board currently consists of two executive directors and nine non-executive directors.

The following changes in directorate occurred during the year under review:

Director	Nature of change	Date of change
David Murray	Appointed	1 January 2008
Terence Goodlace*	Appointed	1 May 2008
Artem Grigorian	Resigned	2 November 2007
Tokyo Sexwale	Resigned	2 November 2007
Ian Cockerill	Resigned	30 April 2008
Michael McMahon	Resigned	30 June 2008
Patrick Ryan	Resigned	30 June 2008

*Subsequent to year-end Mr TP Goodlace informed the Board of his resignation with effect from 15 October 2008.
Subsequent to year-end Mrs GM Wilson was appointed an independent non-executive director on 1 August 2008.

Directors retiring in terms of the company's articles of association are Messrs AJ Wright, CI von Christierson, DN Murray and Mrs GM Wilson and being eligible, are available for re-election.

The board of directors of various subsidiaries of Gold Fields comprise some of the executive officers and one or both of the executive directors, where appropriate.

Directors' report continued

Interest of directors

As at 30 June 2008, the directors' beneficial and non-beneficial, direct and indirect interest in the issued share capital of the company was 0.024 per cent (2007: 0.033 per cent) in aggregate and per director, no one director individually exceeds one per cent of the issued share capital or voting control of the company.

| | Beneficial | | | | Non-beneficial | | | |
| | Direct | | Indirect | | Direct | | Indirect | |
Director	2008	2007	2008	2007	2008	2007	2008	2007
Alan J Wright	68,582	68,582	67,108	67,108	–	–	2,724	–
Nicholas J Holland	–	–	–	–	–	–	–	–
Terence P Goodlace	–	–	–	–	–	–	–	–
Ian D Cockerill[1]	–	–	–	62,000	–	–	–	–
Kofi Ansah	–	–	–	–	–	–	–	–
John G Hopwood	15,000	15,000	–	–	–	–	–	–
Gill Marcus	900	–	–	–	–	–	–	–
Michael J McMahon	–	–	–	–	–	–	–	–
David N Murray	–	–	–	–	–	–	–	–
Donald MJ Ncube	–	–	–	–	–	–	–	–
Rupert L Pennant-Rea	–	–	–	–	–	–	–	–
Patrick J Ryan	–	–	–	–	–	–	–	–
Chris I von Christierson	–	–	–	–	–	–	–	–
Total	**84,482**	83,582	**67,108**	129,108	**–**	**–**	**2,724**	**–**

At the date this annual report was prepared, none of the current directors of the Group had disposed of any of the shares held by them as at 30 June 2008, nor had they acquired any additional shares.

[1]Resigned 30 April 2008.

The company has not entered into any contracts of service, other than the service contracts with the executive directors of the company.

Directors' equity-settled Instruments

The directors held the following equity-settled instruments at 30 June 2008:

| | Equity-settled instruments at 30 June 2007 | | Equity-settled instruments granted during the year | | Equity-settled instruments forfeited during the year | | Equity-settled instruments exercised during the year | | | Equity-settled instruments at 30 June 2008 | |
	Number	Average strike price (rand)	Number	Average strike price (rand)	Number	Average strike price (rand)	Number	Average strike price (rand)	Benefit arising (R million)	Number	Average strike price (rand)
Alan J Wright	60,800	61.88	4,100[1]	–	–	–	–	–	–	64,900	61.88
Nicholas J Holland	243,150	74.97	109,700	105.01	–	–	–	–	–	352,850	79.34
Terence P Goodlace[3]	123,075	100.65	77,600	105.53	–	–	–	–	–	200,675	101.91
Ian D Cockerill[4]	572,300	73.02	–	–	138,900	96.33	–	–	–	433,400	67.64
Kofi Ansah	11,600	39.62	2,700[1]	–	–	–	–	–	–	14,300	39.62
Jakes G Gerwel [2]	4,200	–	–	–	–	–	–	–	–	4,200	–
Artem Grigorian[5]	1,900	–	2,700[1]	–	–	–	–	–	–	4,600	–
John G Hopwood	800	–	2,700[1]	–	–	–	–	–	–	3,500	–
Gill Marcus	–	–	1,200[1]	–	–	–	–	–	–	1,200	–
Michael J McMahon[6]	24,900	79.68	2,700[1]	–	–	–	–	–	–	27,600	79.68
David N Murray[7]	–	–	–	–	–	–	–	–	–	–	–
Donald MJ Ncube	800	–	2,700[1]	–	–	–	–	–	–	3,500	–
Rupert L Pennant-Rea	29,900	70.90	2,700[1]	–	–	–	–	–	–	32,600	70.90
Patrick J Ryan[6]	24,900	79.68	2,700[1]	–	–	–	–	–	–	27,600	79.68
Tokyo MG Sexwale[5]	32,600	69.43	2,700[1]	–	–	–	27,700	81.71	0.98	7,600	–
Chris I von Christierson	24,900	79.68	2,700[1]	–	–	–	–	–	–	27,600	79.68

Notes:

[1]Restricted shares awarded in terms of the Gold Fields Limited 2005 Non-executive Share Plan.

[2]Director who retired during the 2007 year.

[3]Appointed 1 May 2008 and resigned 30 September 2008.

[4]Resigned 30 April 2008.

[5]Resigned with effect 15 October 2008.

[6]Resigned 30 June 2008.

[7]Appointed 1 January 2008.

A register of detailed equity-settled instruments outstanding by tranche is available for inspection at the company's registered office.

The equity-settled instrument terms are detailed on page 114.

Directors' fees

In terms of the articles of association the fees for services as non-executive directors are determined by the company in general meeting.

| | Board fees | | | | | Pension | | |
	Directors' fees	Committee fees	[3] Travel allowances	Salary	[1] Total bonus	scheme total contributions	[2] 2008	[2] 2007
Executive								
Ian D Cockerill[4]	–	–	–	4,772,326.00	2,430,342.00	707,570.00	**7,910,239.00**	8,255,460.00
Nicholas J Holland	–	–	–	3,898,864.00	1,898,242.00	629,929.00	**6,427,034.00**	5,140,062.00
Terence P Goodlace[5]	–	–	–	606,303.00	–	106,533.00	**712,836.00**	–
Non-executive								
Alan J Wright	1,025,000.00	–	28,000.00	–	–	–	**1,053,000.00**	1,029,000.00
Kofi Ansah	223,575.00	105,091.76	156,452.00	–	–	–	**485,118.76**	465,876.10
Jakes G Gerwel[6]	–	–	–	–	–	–	**–**	90,504.70
Artem Grigorian[7]	66,739.13	36,923.92	28,000.00	–	–	–	**131,663.05**	438,575.00
John G Hopwood	231,700.00	229,550.00	28,000.00	–	–	–	**489,250.00**	440,250.00
Gill Marcus	213,559.53	67,825.00	–	–	–	–	**281,384.53**	75,856.35
Michael J McMahon[8]	222,900.00	171,050.00	28,000.00	–	–	–	**421,950.00**	364,750.00
David N Murray[9]	130,400.00	32,391.76	100,452.00	–	–	–	**263,243.76**	–
Donald MJ Ncube	214,100.00	140,525.00	28,000.00	–	–	–	**382,625.00**	324,448.90
Rupert L Pennant-Rea	231,700.00	161,300.00	156,452.00	–	–	–	**549,452.00**	404,450.00
Patrick J Ryan[8]	197,175.00	150,900.00	61,484.00	–	–	–	**409,559.00**	431,700.00
Tokyo MG Sexwale[7]	50,489.13	–	–	–	–	–	**50,489.13**	182,893.65
Chris I von Christierson	231,700.00	146,841.76	156,452.00	–	–	–	**534,993.76**	337,300.00
Total	**3,039,037.79**	**1,242,399.20**	**771,292.00**	**9,277,493.00**	**4,328,584.00**	**1,444,032.00**	**20,102,837.99**	**17,981,126.70**

Notes:

[1] *Bonuses are for F2007 performance, paid in F2008.*

[2] *These amounts reflect the full directors' emoluments in rand for comparative purposes. The portion of executive directors' emoluments payable in US dollars is paid in terms of agreements with the offshore subsidiaries for work done by directors offshore for offshore companies. The total US dollar amounts paid for F2008 were as follows: ID Cockerill $226,637.00, NJ Holland $189,847.00 and TP Goodlace $19,000.00.*

[3] *A travel allowance for the non-executive directors was approved at the AGM held on 17 November 2005.*

[4] *Resigned as a director 30 April 2008.*

[5] *Appointed 1 May 2008 and resigned 15 October 2008.*

[6] *Resigned 10 November 2006.*

[7] *Resigned 2 November 2007.*

[8] *Resigned 30 June 2008.*

[9] *Appointed 1 January 2008.*

Remuneration policy

The company's remuneration policy is determined by the Remuneration Committee (formerly known as the Compensation Committee), which over the past year has utilised appropriate external advice in evaluating and setting this policy.

Gold Fields' remuneration philosophy is aimed at attracting and retaining motivated high-calibre executives aligned with the interests of shareholders. Such alignment is achieved through an appropriate mix of fixed and performance-based remuneration which provides for high performers to be well rewarded.

Executives are paid gross remuneration packages (GRP), which include all fixed elements of remuneration, with the exception of a standard 24 working days' leave per annum, with the company having no contingent retirement or medical liabilities. A portion of the fixed remuneration of executives with international responsibilities is paid in US dollars. Increases are determined, usually effective January each year, by the Remuneration Committee informed by remuneration surveys to which the company subscribes and independent advice, where necessary.

The short-term incentive is an annual incentive bonus in terms of which the executive directors are able to earn bonuses of 50 per cent of their GRPs for on-target performance. This incentive bonus could increase above 50 per cent due to specific out-performance. Incentive bonuses are based on targets approved in advance by the Remuneration Committee, comprising safety, corporate, operational and personal objectives. In the case of the chief executive, 70 per cent of his incentive is based on corporate objectives. In other cases corporate and operational objectives (where applicable) comprise 35 per cent to 70 per cent of the incentive with personal objectives making up the balance. In F2008, the weighted average incentive bonus paid to members of the executive team (excluding executive directors, details of which are shown above) was 39.5 per cent of GRP.

The corporate objectives comprise four elements. Twenty five per cent relates to safety achievements. Twenty five per cent of the corporate objective relates to the relative performance of the Gold Fields share price against the average performance of the AngloGold Ashanti and

Financial Statements

Directors' report continued

Harmony share prices over the year in question. The remaining corporate objectives, as measured against the operational plan approved by the Board, relate to cash costs per ounce produced (25 per cent) and total gold produced (25 per cent).

Operational objectives are measured against the operational plans approved by the Board and cover safety, production, costs and progress in developing long-term ore reserves. Personal objectives are developed each year for each executive based on key performance areas and are approved at the beginning of each year by the Remuneration Committee. Performance against these objectives is reviewed by the Remuneration Committee at the end of the year.

The fees for non-executive directors are dealt with by a special non-executive remuneration committee comprising independent external parties. Proposed changes to the fees payable to non-executive directors, together with proposed awards under The Gold Fields Limited 2005 Non-executive Share Plan (details of the Plan are provided on page 116), are set out in the notice of the annual general meeting which accompanies this report.

Directors' and officers' disclosure of interests in contracts
During the year under review, no contracts were entered into in which directors and officers of the company had an interest and which significantly affected the business of the Group.

Related party information is disclosed on pages 179 to 181.

FINANCIAL AFFAIRS

Dividend policy
The company's dividend policy is to declare an interim and final dividend in respect of each financial year, based on 50 per cent of the earnings for the year before taking account of investment opportunities and after excluding impairments. Earnings are adjusted to exclude unrealised gains and losses on financial instruments and foreign debt, but adjusted to include cash payments and receipts in relation to such underlying financial instruments.

Interim dividend
On Friday, 9 May 2008, the company declared an interim cash dividend of 65 SA cents per ordinary share (2007: 90 SA cents) to shareholders reflected in the register of the company on Friday, 23 May 2008.

This dividend was paid on Monday, 2 June 2008.

Final dividend
On Friday, 1 August 2008, the company declared a final cash dividend of 120 SA cents per ordinary share (2007: 95 SA cents) to shareholders reflected in the register of the company on Friday, 15 August 2008. The dividend was declared in the currency of the Republic of South Africa.

This dividend was paid on Monday, 25 August 2008.

The dividend resulted in a total dividend of 185 SA cents per share for the year, with the final dividend being accounted for in 2009.

Borrowing powers
In terms of the provisions of article 12.1 of the articles of association, the borrowing powers of the company are unlimited.

Fixed assets

Capital expenditure
Capital expenditure for the year amounted to R9,014 million (2007: R5,931 million). Estimated capital expenditure for the 2009 financial year is R6,948 million and will be funded from internal sources and, to the extent necessary, borrowings.

Investments

Acquisitions
During the year under review, the major net investment purchases comprising R978 million included the following:

- R795 million invested in Sino Gold Limited bringing our holding to 19.9 per cent;
- R67 million invested in Conquest Mining Limited bringing our holding to 19.1 per cent;
- R85 million on the conversion of options held in Mvelaphanda Resources Limited to shares;
- R5 million invested in Emed Mining Public Limited which was subsequently disposed of together with all existing holdings in the same bringing our current holding to nil per cent; and
- R38 million invested in Orsu Metals Corporation (previously Lero Gold Corporation) bringing our holding to 7.6 per cent.

Disposals

During the year under review, the major investment disposals comprised R100 million and included the following:

- R41 million from the sale of Emed Mining Public Limited shares;
- R38 million from the sale of various shares held by the New Africa Mining Fund;
- R12 million from the sale of Committee Bay Resources Limited shares; and
- R7 million from the sale of Encore Oil Limited shares.

Sale of exploration projects

During the year under review the Essakane project in Burkina Faso was sold and the proceeds of the sale amounted to R1,375 million, (US$200 million) comprising cash of R1,042 million (US$152 million) and 41,666,667 shares in Orezone Resources Limited of R333 million (US$48 million).

Discontinued operations

During the year under review the Venezuelan assets were sold and the proceeds of the sale amounted to R2,799 million (US$413 million) and comprised cash of R1,219 million (US$180 million) and 140,000,000 shares in Rusoro Mining Limited of R1,580 million (US$233 million).

Significant announcements

27 July 2007

Gold Fields announced an agreement to purchase from JCI Limited and Randgold & Exploration Company Limited certain rights which they have to ground contiguous to South Deep Gold Mine for R400 million. The ground, referred to as Uncle Harry's, immediately East of South Deep, contains an indicated resource of approximately 16.2 million ounces of gold which could be accessed through the South Deep infrastructure.

11 October 2007

Gold Fields announced the sale of its 60 per cent stake in the Essakane project located in Burkina Faso to its partner in the project, Orezone Resources Inc. for a total consideration of US$200 million. The sale was completed 27 November 2007.

12 October 2007

Gold Fields announced that agreement has been reached to dispose of its assets in Venezuela to Rusoro Mining Limited for a total consideration of US$413 million comprised of US$180 million in cash and 140 million Rusoro shares. The sale was completed 3 December 2007.

10 December 2007

Gold Fields published an updated interim Ore Reserve Statement with total attributable ore reserves (inclusive of copper as gold equivalents) decreasing by 2 per cent to 91.6 million ounces.

25 January 2008

Gold Fields announced the temporary suspension of all mining activities at its South African operations due to a shortage of electrical power from Eskom, South Africa's national utility. Power was restored to 80 per cent of previous level on 29 January 2008.

1 February 2008

Gold Fields reported that Eskom reinstated the authorisation for mines to increase their power load from 80 to 90 per cent.

17 March 2008

Gold Fields and Mvelaphanda Resources Limited announced an agreement for Mvelaphanda Resources to receive 50 million Gold Fields shares if and when Mvelaphanda Resources' future stake in GFI Mining South Africa is exchanged at the instance of either party, for shares in Gold Fields.

1 May 2008

Gold Fields announced that nine people lost their lives in a shaft accident at the developing South Deep Gold Mine.

20 May 2008

Gold Fields announced that it had agreed to increase its stake in Sino Gold from 15.5 per cent to 19.9 per cent to consolidate Gold Fields' position as Sino Gold's major shareholder.

GOING CONCERN

The financial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors have reasonable belief that the company and the Group have adequate resources to continue as a going concern for the foreseeable future.

Financial Statements

Directors' report continued

DEMATERIALISATION OF SHARES (STRATE)

Shareholders are reminded that as a result of the clearing and settlement of trades through STRATE, the company's share certificates are no longer good for delivery for trading. Dematerialisation of the company's share certificates is now a prerequisite when dealing in the company's shares.

PROPERTY

The register of property and mineral rights is available for inspection at the registered office of the company during normal business hours.

OCCUPATIONAL HEALTHCARE SERVICES

As previously reported, occupational healthcare services are made available by Gold Fields to employees from its existing facilities. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. This increased cost, should it transpire, is currently indeterminate. The Group is monitoring developments in this regard.

ENVIRONMENTAL OBLIGATIONS

The Group has made provision in the financial statements for environmental rehabilitation costs amounting to R2,016 million (2007: R1,381 million). Cash contributions of R56 million (2007: R53 million) have been paid during the year to a dedicated trust fund created to fund these provisions with the total amounts invested at the year end amounting to R747 million (2007: R628 million).

SPECIAL RESOLUTIONS ADOPTED BY SUBSIDIARY COMPANIES

There were no special resolutions passed by subsidiary companies during the year under review that related to capital structure, borrowing powers, the object clause contained in the memorandum of association or any other material matter that affects the understanding of the company and its subsidiaries.

LITIGATION

There are no legal or arbitration proceedings in which any member of the Gold Fields Group is or has been engaged, including any such proceedings which are pending or threatened of which Gold Fields is aware, which may have, or have had during the 12 months preceding the date of this Annual Report 2008, a material effect on the Group's financial position.

ADMINISTRATION

The office of company secretary of Gold Fields Limited was held by Mr C Farrel for the year under review. GFL Mining Services Limited continues to act as administrative, financial and technical advisors to the company.

Computershare Investor Services (Pty) Limited is the company's South African transfer secretaries and Capita Registrars is the United Kingdom registrars of the company.

AUDITORS

PricewaterhouseCoopers Inc. will continue in office in accordance with section 270(2) of the Companies Act.

SUBSIDIARY COMPANIES

Details of major subsidiary companies in which the company has a direct or indirect interest are set out on pages 192 and 193.

Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, except for the adoptions of new and revised standards and interpretations.

1. BASIS OF PREPARATION

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board and the South African Companies Act. The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, and financial assets and liabilities (including derivative instruments), which have been brought to account at fair value through profit or loss or through the fair value adjustment reserve under shareholders' equity.

Standards, interpretations and amendments to published standards effective in fiscal 2008

During the financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by the Group:

IAS 1	(Amendment), Presentation of Financial Statements – Capital Disclosures
IFRS 7	Financial Instruments: Disclosures
IFRIC 10	Interim Financial Reporting and Impairment

In addition, the Group early adopted the following interpretations:

IAS 23	Borrowing Costs (revised)
IFRIC 11	Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 13	Customer Loyalty Programmes
IFRIC 14 IAS19	The Limit on a Defined Benefit Asset Minimum Funding Requirements and their Interaction

These standards, interpretations and amendments did not have a material effect on the Group as described below.

IAS 1 (Amendment), Presentation of Financial Statements – Capital Disclosures requires additional disclosure on policies and processes on managing capital. This standard does not have any impact on the Group's financial position or performance.

IFRS 7 Financial Instruments: Disclosures requires additional disclosure on the significance of financial instruments as well as the nature and extent of exposure to risk arising from financial instruments. This standard does not have any impact on the Group's financial position or performance.

IFRIC 10 Interim Financial Reporting and Impairment prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the Group's financial statements.

IAS 23 Borrowing Costs (revised) requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The option of immediately expensing those borrowing costs has been removed. This standard does not have any impact on the Group's financial statements as Gold Fields had already adopted in its accounting policies the allowed alternative of the previous statement which allowed capitalisation of borrowing costs.

IFRIC 11 Group and Treasury Share Transactions provides guidance on whether share-based transactions involving treasury shares or involving group entities should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have an impact on the Group's financial statements.

IFRIC 12 Service Concession Arrangements applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. IFRIC 12 is not relevant to the Group's operations because none of the Group's companies provide for public sector services.

IFRIC 13 Customer Loyalty Programmes clarifies that where goods or services are sold together with a customer loyalty incentive the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement by using fair values. IFRIC 13 is not relevant to the Group's operations because none of the Group's companies operate any loyalty programmes.

IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. This interpretation does not have an impact on the Group's financial statements.

Accounting policies continued

Standards, interpretations and amendments to published standards which are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that apply to the Group's accounting periods beginning on 1 July 2008 or later periods but have not been early adopted by the Group. These standards, amendments and interpretations are:

IAS 1   Presentation of Financial Statements (1 January 2009)
IAS 27   Consolidated and Separate Financial Statements (revised) (1 January 2009)
IFRS 3   Business Combinations (revised) (1 January 2009)
IFRS 8   Operating Segments (1 January 2009)
IFRIC 15   Agreements for the Construction of Real Estate (1 January 2009)
IFRIC 16   Hedges of a Net Investment in a Foreign Operation (1 October 2008)

Management is currently reviewing the impact of these standards on the Group.

Significant accounting judgements and estimates

Use of estimates: The preparation of the financial statements requires the Group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments, write-downs of inventory to net realisable value; post-retirement healthcare liabilities; the fair value and accounting treatment of derivative financial instruments and deferred taxation.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Carrying value of property, plant and equipment

All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from proved and probable mineral reserves.

Mobile and other equipment are depreciated over the shorter of the estimated useful life of the asset or the estimate of mine life based on proved and probable mineral reserves.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable mineral reserves. This would generally result from the extent that there are significant changes in any of the factors or assumptions used in estimating mineral reserves. These factors could include:

• Changes in proved and probable mineral reserves;

• Differences between actual commodity prices and commodity price assumptions;

• Unforeseen operational issues at mine sites;

• Changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and

• Changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value-in-use calculations and fair value less cost to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the Group estimated life of mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.

The Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing expected future cash flows to these carrying values. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows of each group of assets. Expected future cash flows used to determine the value in use of property, plant and equipment are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

The carrying amount of property, plant and equipment at 30 June 2008 was R45,533 million (2007: R37,313 million).

Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the balance sheet date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Carrying values at 30 June 2008:
Deferred taxation liability: R5,422 million (2007: R4,651 million)
Taxation liability: R985 million (2007: R546 million)

Provision for environmental rehabilitation costs

The Group's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management's best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.

The carrying amounts of the rehabilitation obligations at 30 June 2008 were R2,016 million (2007: R1,381 million).

Stockpiles, gold in process and product inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process, ore on leach pads and product inventories. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product based on current metals prices, less estimated costs to complete production and bring the product to sale.

Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys.

The carrying amount of inventories at 30 June 2008 was R1,818 million (2007: R1,491 million).

Financial instruments

The estimated fair value of financial instruments is determined at discrete points in time based on the relevant market information. The fair value is calculated with reference to market rates using industry valuation techniques and appropriate models. The carrying values of derivative financial instruments at 30 June 2008 was an asset of R56 million (a liability in 2007: R77 million).

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within the control of the Group occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Financial Statements

Accounting policies continued

2. CONSOLIDATION

2.1 Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

The Group financial statements consolidate the activities, assets and liabilities of the company and its subsidiaries. Operating results of subsidiaries acquired or disposed of are included in the Group statements from the effective dates on which control is obtained or excluded from such statements as from the date on which control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group.

The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of exchange plus costs directly attributable to the acquisition.

Any excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of subsidiaries at the date of acquisition is recorded as goodwill. Goodwill is stated at cost and is not amortised, but is tested for impairment on an annual basis. Any excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is immediately accounted for in earnings.

Inter-company transactions, balances and unrealised gains and losses between Group companies are eliminated, unless such losses cannot be recovered. Inter-company balances are eliminated.

2.2 Transactions with minority interests

Transactions with minority interests are treated as transactions with equity owners of the Group. For purchases from minority interests, the difference between the consideration paid and the relevant share of the carrying value of net assets of the subsidiary acquired is accounted for in equity. Gains or losses on disposals to minority interests are also recorded in equity as gains or losses on transacting with minorities.

2.3 Associates

The equity method of accounting is used for an investment over which the Group exercises significant influence, but not control, and normally owns between 20 per cent and 50 per cent of the voting equity. Associates are equity accounted from the effective date of acquisition to the date that the Group ceases to have significant influence.

Results of associates are equity accounted using the results of their most recent audited annual financial statements or unaudited interim financial statements. Any losses from associates are brought to account in the consolidated financial statements until the interest in such associates is written down to zero. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such associates.

3. FOREIGN CURRENCIES

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South African rand, which is the company's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement. Translation differences on available-for-sale equities are included in the revaluation reserve in equity.

3.1 Foreign operations

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

Assets and liabilities are translated at the exchange rate ruling at the balance sheet date. Income statement items are translated at the average exchange rate for the year. Exchange differences on translation are accounted for in shareholders' equity. These differences will be recognised in earnings upon realisation of the underlying operation.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations (i.e. the reporting entity's interest in the net assets of that operation), and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at each reporting date at the closing rate.

4. PROPERTY, PLANT AND EQUIPMENT

4.1 Mine development and infrastructure

Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost less accumulated depreciation and accumulated impairment losses.

Expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies, to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.

Development of orebodies includes the development of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual orebodies exploited by the Group is limited to the time span of the Group's respective mining leases.

4.2 Borrowing costs

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.

4.3 Mineral and surface rights

Mineral and surface rights are recorded at cost less accumulated depreciation and accumulated impairment losses. When there is little likelihood of a mineral right being exploited, or the fair value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.

4.4 Land

Land is shown at cost and is not depreciated.

4.5 Other assets

Non-mining assets are recorded at cost less accumulated depreciation and accumulated impairment losses. These assets include the assets of the mining operations not included in mine development and infrastructure, borrowing costs, mineral and surface rights and land and all the assets of the non-mining operations.

4.6 Amortisation and depreciation of mining assets

Amortisation is determined to give a fair and systematic charge in the income statement taking into account the nature of a particular orebody and the method of mining that orebody. To achieve this the following calculation methods are used:

- Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the life of the mine using the units-of-production method, based on estimated proved and probable ore reserves above infrastructure;

- Where it is anticipated that the mine life will significantly exceed the proved and probable reserves, the mine life is estimated using a methodology that takes account of current exploration information to assess the likely recoverable gold from a particular area. Such estimates are adjusted for the level of confidence in the assessment and the probability of conversion to reserves. The probability of conversion is based on historical experience of similar mining and geological conditions; and

- At the Australian operations, the calculation of amortisation takes into account future costs which will be incurred to develop all the proved and probable ore reserves.

Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves which can be recovered in future from known mineral deposits.

Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives.

Accounting policies continued

4.7 Depreciation of non-mining assets

Non-mining assets are recorded at cost and depreciated on a straight-line basis over their current expected useful lives as follows:

- Vehicles, 20 per cent;
- Computers, 33.3 per cent; and
- Furniture and equipment, 10 per cent.

The assets' useful lives and residual values are reassessed at each reporting date and adjusted if appropriate.

4.8 Mining exploration

Expenditure on advances to companies solely for exploration activities, prior to evaluation, is charged against income until the viability of the mining venture has been proven. Expenditure incurred on exploration "farm-in" projects is written off until an ownership interest has vested. Exploration expenditure to define mineralisation at existing orebodies is considered mine development costs and is capitalised until commercial levels of production are achieved.

Exploration activities at certain of the Group's international operations are broken down into defined areas within the mining lease boundaries. These areas are generally defined by structural and geological continuity. Exploration costs in these areas are capitalised to the extent that specific exploration programmes have yielded targets and/or results that warrant further exploration in future years.

4.9 Impairment

Recoverability of the carrying value of the long-term mining assets of the Group is reviewed whenever events or changes in circumstances indicate that such carrying value may not be recoverable, and annually at the end of the financial year. To determine whether a long-term mining asset may be impaired, the higher of "value in use" or "fair value less cost to sell" is compared to the carrying value to determine whether a long-term mining asset may be impaired.

A cash-generating unit is defined by the Group as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Generally for the Group this represents an individual operating mine, including mines which are part of a larger mine complex. The costs attributable to individual shafts of a mine are impaired if the shaft is closed.

Exploration targets in respect of which costs have been capitalised at certain of the Group's international operations are evaluated on an annual basis to ensure that these targets continue to support capitalisation of the underlying costs. Those that do not are impaired.

Management's estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the Group's mining assets.

When any infrastructure is closed down during a year, any carrying value attributable to that infrastructure is impaired.

4.10 Leases

Operating lease costs are charged against income on a straight-line basis over the period of the lease.

5. GOODWILL

Goodwill is stated at cost less accumulated impairment losses. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of associates is tested for impairment as part of the carrying amount of the investment in associate whenever there is any objective evidence that the investment may be impaired. Goodwill on acquisition of a subsidiary is assessed at each balance sheet date or whenever there are impairment indicators to establish whether there is any indication of impairment to goodwill. A write-down is made if the carrying amount exceeds the recoverable amount. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

6. WASTE NORMALISATION OR DEFERRED STRIPPING

At certain of the Group's international open pit operations, costs related to removing waste within the orebody once it has been exposed are accounted for in the income statement using the waste normalisation method. The objective of this method is to provide that every ounce mined from the relevant pit bears its equal pro-rata share of the total in-pit waste removal cost, expected to be incurred over the life of the pit. In-pit waste removal costs are expensed to the income statement by determining the ratio of ounces mined in each period to total proved and probable reserve ounces expected to be recovered from the pit and applying this ratio to total waste removal costs expected to be incurred over the life of the pit. The resultant asset created by the timing difference between costs incurred and costs expensed is recorded in the balance sheet as a current asset.

7. DEFERRED TAXATION

Deferred taxation is provided in full, using the balance sheet method, on temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred taxation.

These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The principal temporary differences arise from depreciation of property, plant and equipment, provisions, unutilised capital allowances, tax losses carried forward and interest charges.

Deferred tax assets relating to the carry forward of unutilised tax losses and/or unutilised capital allowances are recognised to the extent it is probable that future taxable profit will be available against which the unutilised tax losses and/or unutilised capital allowances can be recovered. Deferred tax assets are reviewed at each reporting date and are impaired if recovery is no longer probable.

No provision is made for any potential taxation liability on the distribution of retained earnings by Group companies.

8. INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Gold on hand represents production on hand after the smelting process. Due to the different nature of the Group's international operations, gold-in-process for such operations represents either production in broken ore form, gold in circuit or production from the time of placement on heap leach pads.

Cost is determined on the following basis:

- Gold on hand and gold-in-process is valued using weighted average cost. Cost includes production, amortisation and related administration costs; and
- Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow-moving items.

Net realisable value is determined with reference to relevant market prices.

9. FINANCIAL INSTRUMENTS

Financial instruments recognised in the balance sheet include cash and cash equivalents, investments, trade and other receivables, borrowings, trade and other payables and derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

9.1 Investments

Investments comprise (1) investments in listed companies which are classified as available-for-sale and are accounted for at fair value, with unrealised holding gains and losses excluded from earnings and reported as a separate component of shareholders' equity and are released to the income statement when the investments are sold; (2) investments in unlisted companies which are accounted for at directors' valuation adjusted for write-downs where appropriate.

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. The fair value of listed investments is based on quoted bid prices.

Realised gains and losses are included in determining net income or loss. Unrealised losses are included in determining net income or loss where a significant decline in the value of the investment, other than temporary, has occurred.

Investments in subsidiaries are recognised at cost less accumulated impairment losses.

9.2 Derivative financial instruments

The Group's general policy with regard to its exposure to the dollar gold price is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis as follows:

- To protect cash flows at times of significant expenditure;
- For specific debt servicing requirements; and
- To safeguard the viability of higher cost operations.

Accounting policies continued

The Group may from time to time establish currency and/or interest rate and/or commodity financial instruments to protect underlying cash flows.

On the date a derivative contract is entered into, the Group designates the derivative as (1) a hedge of the fair value of a recognised asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), (3) a hedge of a net investment in a foreign entity, or (4) should the derivative not fall into one of the three categories above it is not regarded as a hedge.

Derivative financial instruments are initially recognised in the balance sheet at fair value and subsequently remeasured at their fair value or amortised cost, unless they meet the criteria for the normal purchases normal sales exemption. Recognition of derivatives which meet the above criteria under IAS 39 is deferred until settlement.

Changes in fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in earnings, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk. If the hedge no longer meets the requirements for hedge accounting, the adjustment to the carrying amount of the hedge, for which the effective interest rate method is used, is amortised to profit or loss over the period to maturity.

Changes in fair value of a derivative that is highly effective, and that is designated as a cash flow hedge, are recognised directly in shareholders' equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Where the forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Amounts deferred in shareholders' equity are included in earnings in the same periods during which the hedged firm commitment or forecasted transaction affects earnings. When a hedging instrument expires or is sold, or when a hedge no longer meets the requirements for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting. Changes in the fair value of derivatives that are not designated as hedges or that do not qualify for hedge accounting are recognised immediately in the income statement.

9.3 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are measured at cost which is deemed to be fair value as they have a short-term maturity.

Bank overdrafts are included within current liabilities in the balance sheet.

9.4 Trade receivables

Trade receivables are initially recognised at fair value and subsequently carried at amortised cost less provision for impairment. Estimates made for impairment are based on a review of all outstanding amounts at year end. Irrecoverable amounts are written off during the year in which they are identified.

9.5 Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

9.6 Embedded derivatives

The Group assesses whether an embedded derivative is required to be separated from a host contract and accounted for as a derivative when the Group first becomes a party to a contract. Subsequent reassessment is not performed unless there is a change in the terms of the contract that significantly modifies the cash flows.

9.7 Financial guarantees

Financial guarantee contracts are accounted for as financial instruments and are recognised initially at fair value and are subsequently measured at the higher of the amount determined in accordance with IAS 37 (Provisions, Contingent Liabilities and Assets) and the initial amount recognised less cumulative amortisation.

9.8 Non-current assets held for sale

Non-current assets held for sale (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction, not through continuing use. These assets may be a component of an entity, a disposal group or an individual non-current asset. Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and: (1) represents a separate major line of business or geographical area of operations; (2) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or (3) is a subsidiary acquired exclusively with a view to resale.

10. PROVISIONS

Provisions are recognised when the Group has a present obligation, legal or constructive, resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

11. BORROWINGS

Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable.

Interest payable on borrowings is recognised in the income statement over the term of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

12. ENVIRONMENTAL OBLIGATIONS

Long-term environmental obligations are based on the Group's environmental management plans, in compliance with applicable environmental and regulatory requirements.

Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The unwinding of the obligation is accounted for in the income statement.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean up at closure.

Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments.

Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines. These increases are accounted for on a net present value basis.

For the South African operations annual contributions are made to dedicated rehabilitation trust funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. These annual contributions are calculated by dividing the unfunded rehabilitation liability by the remaining lives of the mines and such contributions are subject to prior approval by the Department of Minerals and Energy. The amounts contributed to this trust fund are included under non-current assets. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income.

13. EMPLOYEE BENEFITS

13.1 Pension and provident funds

The Group operates a defined contribution retirement plan and contributes to a number of industry based defined contribution retirement plans. The retirement plans are funded by payments from employees and Group companies.

Contributions to defined contributions funds are charged against income as incurred.

Financial Statements

Accounting policies continued

13.2 Post-retirement health care costs

Medical cover is provided through a number of different schemes. The Group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities have been provided in full, calculated on an actuarial basis. These liabilities are unfunded. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.

13.3 Share-based payments

The Group operates a number of equity-settled compensation plans. The fair value of the equity-settled instruments is measured by reference to the fair value of the equity instrument granted which in turn is determined using the modified Black Scholes and Monte Carlo simulation models on the date of grant.

Fair value is based on market prices of the equity-settled instruments granted, if available, taking into account the terms and conditions upon which those equity-settled instruments were granted. Fair value of equity-settled instruments granted is estimated using appropriate valuation models and appropriate assumptions at grant date. Non-market vesting conditions (service period prior to vesting) are not taken into account when estimating the fair value of the equity-settled instruments at grant date. Market conditions are taken into account in determining the fair value at grant date.

The fair value of the equity-settled instruments is recognised as an employee benefit expense over the vesting period based on the Group's estimate of the number of instruments that will eventually vest, with a corresponding increase in the share-based payment reserve. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

Where the terms of an equity-settled award are modified, the originally determined expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the participant as measured at the date of the modification.

13.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

14. SHARE CAPITAL

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction therefrom, net of tax. Incremental costs directly attributable to the issue of new shares for the acquisition of a business are included in the cost of acquisition as part of the purchase consideration.

15. REVENUE RECOGNITION

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group and the amount of revenue can be reliably measured. Revenue is stated at the fair value of the consideration received or receivable.

Revenue comprises the value of gold sold.

The recognition criteria for the different categories of revenue are:

15.1 Revenue arising from gold and gold equivalent sales is recognised when the title, risks and rewards of ownership pass to the buyer. The price of gold and silver is determined by market forces.

15.2 Revenue from services is recognised over the period the services are rendered and is accrued in the financial statements.

15.3 Dividends, which include capitalisation dividends, are recognised when the right to receive payment is established.

15.4 Interest income is recognised on a time proportion basis taking account of the principal outstanding and the effective rate over the period to maturity.

16. DIVIDENDS DECLARED

Dividends and the related taxation thereon are recognised only when such dividends are declared.

17. EARNINGS/(LOSS) PER SHARE

Earnings/(loss) per share is calculated based on the net income/(loss) divided by the weighted average number of ordinary shares in issue during the year. A diluted earnings per share is presented when the inclusion of ordinary shares that may be issued in the future has a dilutive effect on earnings per share.

18. SEGMENTAL REPORTING

The Group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations.

19. COMPARATIVES

Where necessary, comparatives are adjusted to conform to changes in presentation. No comparatives were adjusted in the current year unless otherwise stated.

20. ADDITIONAL US DOLLAR FINANCIAL INFORMATION

The translation of the financial statements into US dollar is based on the average exchange rate for the year for the income statement and cash flow statement and the year end closing exchange rate for balance sheet items. Exchange differences on translation are accounted for in shareholders' equity.

This information is provided as supplementary information for convenience purposes only.

Financial Statements

Consolidated income statement

FOR THE YEAR ENDED 30 JUNE 2008

Figures in millions unless otherwise stated

United States Dollars			Notes	South African Rand	
2007	**2008**			**2008**	2007
		Continuing operations:			
2,699.1	**3,165.0**	Revenue	1	**23,009.5**	19,433.8
(2,035.7)	**(2,337.7)**	Cost of sales	2	**(16,994.3)**	(14,657.0)
663.4	**827.3**	Net operating profit		**6,015.2**	4,776.8
26.8	**31.2**	Investment income	3	**226.8**	192.7
(64.6)	**(80.7)**	Finance expense	4	**(587.3)**	(465.0)
15.4	**–**	Unrealised gain on financial instruments		**–**	111.2
(18.8)	**11.8**	Realised gain/(loss) on financial instruments		**85.5**	(135.7)
(17.7)	**1.9**	Gain/(loss) on foreign exchange		**13.6**	(127.2)
(1.9)	**9.3**	Other income/(costs)		**68.4**	(14.2)
(12.5)	**(20.7)**	Share-based payments	5	**(150.6)**	(89.9)
(40.9)	**(45.1)**	Exploration expense		**(327.8)**	(294.2)
3.1	**(1.2)**	Share of (loss)/profits of associates after taxation		**(8.9)**	22.5
–	**(9.0)**	South Deep restructuring costs		**(65.2)**	–
–	**(3.3)**	Driefontein 9 Shaft closure costs		**(24.0)**	–
–	**(7.0)**	Impairment of assets		**(51.2)**	–
26.8	**194.8**	Profit on disposal of investments		**1,416.2**	193.0
7.4	**4.6**	Profit on disposal of property, plant and equipment		**33.6**	53.5
586.5	**913.9**	Profit before taxation	6	**6,644.3**	4,223.5
(215.7)	**(266.6)**	Mining and income tax	7	**(1,937.7)**	(1,552.7)
370.8	**647.3**	Profit for the year from continuing operations		**4,706.6**	2,670.8
		Discontinued operations:			
(5.1)	**15.3**	Profit/(loss) for the year from discontinued operations	8	**111.2**	(36.8)
365.7	**662.6**	Profit for the year		**4,817.8**	2,634.0
		Profit attributable to:			
328.0	**613.0**	– Ordinary shareholders of the company		**4,457.5**	2,362.5
37.7	**49.6**	– Minority shareholders		**360.3**	271.5
365.7	**662.6**			**4,817.8**	2,634.0
		Earnings per share attributable to ordinary shareholders of the company:			
59	**94**	Basic earnings per share – cents	9.1	**683**	423
55	**88**	Diluted earnings per share – cents	9.2	**637**	398
28	**22**	Dividends per share – cents	10	**160**	200

Exchange rate: R7.27/US$ (F2007: R7.20/US$)
The accompanying notes form an integral part of these financial statements.

Consolidated balance sheet

AT 30 JUNE 2008



Figures in millions unless otherwise stated

United States Dollars			Notes	South African Rand	
2007	**2008**			**2008**	2007
		ASSETS			
6,716.8	**7,055.4**	**Non-current assets**		**56,443.1**	48,024.1
5,218.6	**5,691.7**	Property, plant and equipment	11	**45,533.3**	37,312.8
623.7	**557.4**	Goodwill	12	**4,458.9**	4,458.9
5.1	**240.0**	Investment in associates	13	**1,919.8**	36.2
312.7	**473.0**	Investments	15	**3,784.4**	2,236.2
468.9	**–**	Discontinued operations		**–**	3,352.3
87.8	**93.3**	Environmental trust funds	16	**746.7**	627.7
825.2	**809.1**	**Current assets**		**6,472.4**	5,900.9
208.6	**227.2**	Inventories	17	**1,818.2**	1,491.4
281.4	**279.2**	Trade and other receivables	18	**2,233.1**	2,012.5
8.8	**42.1**	Deferred stripping costs		**336.4**	63.0
–	**6.9**	Financial instruments	19	**55.5**	–
326.4	**253.7**	Cash and cash equivalents	20	**2,029.2**	2,334.0
7,542.0	**7,864.5**	**Total assets**		**62,915.5**	53,925.0
		EQUITY AND LIABILITIES			
51.1	**51.2**	Share capital		**326.6**	326.1
4,064.3	**4,074.2**	Share premium		**27,912.2**	27,840.0
34.5	**(296.7)**	Other reserves		**3,585.8**	1,585.6
832.6	**1,308.5**	Retained earnings		**9,321.6**	5,872.4
4,982.5	**5,137.2**	Shareholders' equity attributable to ordinary shareholders		**41,146.2**	35,624.1
207.2	**182.9**	Minority interests		**1,415.0**	1,482.2
5,189.7	**5,320.1**	Total shareholders' equity per statement		**42,561.2**	37,106.3
1,760.3	**1,746.4**	**Non-current liabilities**		**13,972.3**	12,586.6
650.5	**677.7**	Deferred taxation	21	**5,421.9**	4,651.4
913.8	**814.2**	Borrowings	22	**6,513.9**	6,533.7
196.0	**254.5**	Provisions	23	**2,036.5**	1,401.5
592.0	**798.0**	**Current liabilities**		**6,382.0**	4,232.1
451.9	**611.6**	Trade and other payables	24	**4,891.3**	3,230.3
3.3	**2.8**	Bank overdraft	20	**21.9**	23.9
76.3	**123.1**	Taxation		**984.6**	545.5
10.8	**–**	Financial instruments	19	**–**	77.0
49.7	**60.5**	Current portion of borrowings	22	**484.2**	355.4
7,542.0	**7,864.5**	**Total equity and liabilities**		**62,915.5**	53,925.0

Exchange rate: R8.00/US$ (F2007: R7.15/US$)
The accompanying notes form an integral part of these financial statements.

Financial Statements

Consolidated statement of changes in equity

FOR THE YEAR ENDED 30 JUNE 2008

Figures in millions unless otherwise stated

	Number of ordinary shares in issue	Ordinary share capital	Share premium	Equity portion of convertible debt (Mvela)	Foreign currency translation adjustment	
South African rand						
Balance at 30 June 2006	494,824,723	247.4	9,441.8	3,130.2	626.8	
Mark-to-market gain on listed investments	–	–	–	–	–	
Realised gain on disposal of listed investments	–	–	–	–	–	
Net gains recognised directly in equity	–	–	–	–	–	
Profit for the year	–	–	–	–	–	
Dividends paid	–	–	–	–	–	
Share-based payments	–	–	–	–	–	
Loans repaid to minority shareholders	–	–	–	–	–	
Loans received from minority shareholders	–	–	–	–	–	
Arising on acquisition of subsidiaries	–	–	–	–	–	
Loss on transacting with minorities (Note 29)	–	–	–	–	–	
Shares issued in connection with capital raising	90,850,000	45.5	10 231.7	–	–	
Shares issued in connection with the acquisition of subsidiaries	65,098,754	32.5	8 297.1	–	–	
Transaction costs relating to issue of shares	–	–	(207.4)	–	–	
Exercise of employee share options	1,384,589	0.7	76.8	–	–	
Foreign exchange translation	–	–	–	–	160.7	
Balance at 30 June 2007	652,158,066	326.1	27,840.0	3,130.2	787.5	
Mark-to-market gain on listed investments	–	–	–	–	–	
Realised loss on disposal of listed investments	–	–	–	–	–	
Net gains recognised directly in equity	–	–	–	–	–	
Profit for the year	–	–	–	–	–	
Dividends paid	–	–	–	–	–	
Share-based payments	–	–	–	–	2.7	
Disposal of subsidiary	–	–	–	–	(285.9)	
Transactions with minorities	–	–	–	–	–	
Exercise of employee share options	1,042,616	0.5	72.2	–	–	
Foreign exchange translation	–	–	–	–	2,092.2	
Balance at 30 June 2008	**653,200,682**	**326.6**	**27,912.2**	**3,130.2**	**2,596.5**	

The accompanying notes form an integral part of these financial statements.



Fair value adjustment reserve	Asset revaluation reserve	Share-based payment reserve	Transactions with minorities	Retained earnings	Equity attributable to ordinary shareholders	Minority interests	Total equity
570.1	204.7	157.3	–	4,640.9	19,019.2	982.3	20,001.5
375.0	–	–	–	–	375.0	–	375.0
(169.3)	–	–	–	–	(169.3)	–	(169.3)
205.7	–	–	–	–	205.7	–	205.7
–	–	–	–	2,362.5	2,362.5	271.5	2,634.0
–	–	–	–	(1,131.0)	(1,131.0)	(10.3)	(1,141.3)
–	–	89.9	–	–	89.9	–	89.9
–	–	–	–	–	–	(90.1)	(90.1)
–	–	–	–	–	–	9.5	9.5
–	–	–	–	–	–	330.2	330.2
–	–	–	(3,559.8)	–	(3,559.8)	4.9	(3,554.9)
–	–	–	–	–	10,277.2	–	10,277.2
–	–	–	–	–	8,329.6	–	8,329.6
–	–	–	–	–	(207.4)	–	(207.4)
–	–	–	–	–	77.5	–	77.5
–	–	–	–	–	160.7	(15.8)	144.9
775.8	**204.7**	**247.2**	**(3,559.8)**	**5,872.4**	**35,624.1**	**1,482.2**	**37,106.3**
313.8	–	–	–	–	313.8	–	313.8
6.2	–	–	–	–	6.2	–	6.2
320.0	–	–	–	–	320.0	–	320.0
–	–	–	–	4,457.5	4,457.5	360.3	4,817.8
–	–	–	–	(1,044.8)	(1,044.8)	–	(1,044.8)
–	–	150.6	–	–	153.3	–	153.3
–	(204.7)	–	–	36.5	(454.1)	(131.6)	(585.7)
–	–	–	(74.7)	–	(74.7)	(308.2)	(382.9)
–	–	–	–	–	72.7	–	72.7
–	–	–	–	–	2,092.2	12.3	2,104.5
1,095.8	**–**	**397.8**	**(3,634.5)**	**9,321.6**	**41,146.2**	**1,415.0**	**42,561.2**

Financial Statements

Consolidated statement of changes in equity

Figures in millions unless otherwise stated

	Number of ordinary shares in issue	Ordinary share capital	Share premium	Equity portion of convertible debt (Mvela)	Foreign currency translation adjustment
United States Dollars					
Balance at 30 June 2006	494,824,723	40.2	1,502.8	453.7	(253.2)
Mark-to-market gain on listed investments	–	–	–	–	–
Realised gain on disposal of listed investments	–	–	–	–	–
Net gains recognised directly in equity	–	–	–	–	–
Profit for the year	–	–	–	–	–
Dividends paid	–	–	–	–	–
Share-based payments	–	–	–	–	–
Loans repaid to minority shareholders	–	–	–	–	–
Loans received from minority shareholders	–	–	–	–	–
Arising on acquisition of subsidiaries	–	–	–	–	–
Loss on transacting with minorities	–	–	–	–	–
Shares issued in connection with capital raising	90,850,000	6.3	1,155.1	–	–
Shares issued in connection with the acquisition of subsidiaries	65,098,754	4.5	1,421.1	–	–
Transaction costs relating to issue of shares	–	–	(25.4)	–	–
Exercise of employee share options	1,384,589	0.1	10.7	–	–
Foreign exchange translation	–	–	–	–	150.4
Balance at 30 June 2007	652,158,066	51.1	4,064.3	453.7	(102.8)
Mark-to-market gain on listed investments	–	–	–	–	–
Realised loss on disposal of listed investments	–	–	–	–	–
Net gains recognised directly in equity	–	–	–	–	–
Profit for the year	–	–	–	–	–
Dividends paid	–	–	–	–	–
Share-based payments	–	–	–	–	0.4
Disposal of subsidiary	–	–	–	–	(31.9)
Transactions with minorities	–	–	–	–	–
Exercise of employee share options	1,042,616	0.1	9.9	–	–
Foreign exchange translation	–	–	–	–	(318.1)
Balance at 30 June 2008	**653,200,682**	**51.2**	**4,074.2**	**453.7**	**(452.4)**

The accompanying notes form an integral part of these financial statements.



Fair value adjustment reserve	Asset revaluation reserve	Share-based payment reserve	Transactions with minorities	Retained earnings	Equity attributable to ordinary shareholders	Minority interests	Total equity
77.4	36.0	25.0	–	662.8	2,544.7	147.3	2,692.0
52.1	–	–	–	–	52.1	–	52.1
(23.5)	–	–	–	–	(23.5)	–	(23.5)
28.6	–	–	–	–	28.6	–	28.6
–	–	–	–	328.0	328.0	37.7	365.7
–	–	–	–	(158.2)	(158.2)	(1.5)	(159.7)
–	–	12.5	–	–	12.5	–	12.5
–	–	–	–	–	–	(11.5)	(11.5)
–	–	–	–	–	–	1.2	1.2
–	–	–	–	–	–	46.1	46.1
–	–	–	(495.9)	–	(495.9)	0.7	(495.2)
–	–	–	–	–	1,161.4	–	1,161.4
–	–	–	–	–	1,425.6	–	1,425.6
–	–	–	–	–	(25.4)	–	(25.4)
–	–	–	–	–	10.8	–	10.8
–	–	–	–	–	150.4	(12.8)	137.6
106.0	36.0	37.5	(495.9)	832.6	4,982.5	207.2	5,189.7
43.1	–	–	–	–	43.1	–	43.1
0.9	–	–	–	–	0.9	–	0.9
44.0	–	–	–	–	44.0	–	44.0
–	–	–	–	613.0	613.0	49.6	662.6
–	–	–	–	(142.5)	(142.5)	–	(142.5)
–	–	20.7	–	–	21.1	–	21.1
–	(36.0)	–	–	5.4	(62.5)	(17.4)	(79.9)
–	–	–	(10.3)	–	(10.3)	(43.1)	(53.4)
–	–	–	–	–	10.0	–	10.0
–	–	–	–	–	(318.1)	(13.4)	(331.5)
150.0	**–**	**58.2**	**(506.2)**	**1,308.5**	**5,137.2**	**182.9**	**5,320.1**

Financial Statements

Consolidated cash flow statement

FOR THE YEAR ENDED 30 JUNE 2008

Figures in millions unless otherwise stated

United States Dollars			Notes	South African Rand	
2007	**2008**			**2008**	2007
172.0	**905.2**	**Cash flows from operating activities**		**6,692.1**	1,201.4
1,022.6	**1,195.1**	Cash generated by operations	25	**8,688.7**	7,361.8
16.5	**17.9**	Interest received		**130.3**	119.1
2.2	**4.6**	Dividends received		**33.6**	15.6
(0.3)	**(0.4)**	Post-retirement health care payments		**(2.6)**	(1.9)
(534.6)	**–**	Settlement of the the Western Areas derivative structure		**–**	(3,893.8)
(23.4)	**36.1**	Change in working capital	26	**262.3**	(168.8)
483.0	**1,253.3**	Cash generated by operating activities		**9,112.3**	3,432.0
(55.0)	**(79.5)**	Interest paid		**(578.4)**	(396.2)
(99.3)	**(143.5)**	Tax paid	27	**(923.4)**	(714.7)
328.7	**1,030.3**	Net cash from continuing operations		**7,610.5**	2,321.1
3.0	**17.4**	Net cash from discontinued operations		**126.4**	21.6
(159.7)	**(142.5)**	Dividends paid	28	**(1,044.8)**	(1,141.3)
(2,116.1)	**(1,063.0)**	**Cash flows from investing activities**		**(7,727.2)**	(15,192.7)
(824.2)	**(1,239.9)**	Additions to property, plant and equipment		**(9,013.9)**	(5,930.8)
8.8	**5.8**	Proceeds on disposal of property, plant and equipment		**42.2**	63.4
(1,240.9)	**–**	Acquisition of subsidiaries, net of cash acquired	29	**–**	(8,891.1)
–	**143.3**	Proceeds on disposal of subsidiary		**1,042.1**	–
(22.4)	**160.2**	Net cash from discontinued operations		**1,164.6**	(165.0)
(68.1)	**(134.5)**	Purchase of investments		**(977.6)**	(490.0)
45.3	**13.7**	Proceeds on disposal of investments		**99.8**	326.1
(14.6)	**(11.6)**	Environmental trust funds and rehabilitation payments		**(84.4)**	(105.3)
2,011.5	**67.0**	**Cash flows from financing activities**		**557.1**	14,684.7
(11.5)	**–**	Repayment of loans to minority shareholders		**–**	(90.1)
2,593.1	**596.4**	Loans raised		**4,335.9**	18,821.9
(1,979.4)	**(635.4)**	Loans repaid		**(4,619.5)**	(14,194.2)
–	**96.0**	Proceeds from rights issue – Cerro Corona		**768.0**	–
1,409.3	**10.0**	Proceeds from the issue of shares		**72.7**	10,147.1
67.4	**(90.8)**	Net cash (utilised)/generated		**(478.0)**	693.4
38.0	**18.6**	Effect of exchange rate fluctuation on cash held		**175.2**	(0.8)
217.7	**323.1**	Cash and cash equivalents at beginning of the year		**2,310.1**	1,617.5
323.1	**250.9**	Cash and cash equivalents at end of the year	20	**2,007.3**	2,310.1

The accompanying notes form an integral part of these financial statements.

Notes to the consolidated financial statements



Figures in millions unless otherwise stated

United States Dollars				South African Rand	
2007	2008			2008	2007
		1.	**REVENUE**		
			Revenue from mining operations		
2,699.1	**3,165.0**		– Spot sales	**23,009.5**	19,433.8
2,699.1	**3,165.0**		**Total revenue**	**23,009.5**	19,433.8
		2.	**COST OF SALES**		
(755.8)	**(734.3)**		Salaries and wages	**(5,338.0)**	(5,441.6)
(413.2)	**(503.0)**		Consumable stores	**(3,656.7)**	(2,975.3)
(181.2)	**(182.7)**		Utilities	**(1,328.5)**	(1,304.9)
(264.3)	**(347.8)**		Mine contracts	**(2,528.5)**	(1,902.7)
(38.9)	**(141.9)**		Other	**(1,031.5)**	(280.1)
29.2	**(11.8)**		Gold inventory change	**(85.5)**	210.3
(411.5)	**(416.2)**		Amortisation and depreciation	**(3,025.6)**	(2,962.7)
(2,035.7)	**(2,337.7)**		**Total cost of sales**	**(16,994.3)**	(14,657.0)
		3.	**INVESTMENT INCOME**		
2.2	**4.6**		Dividends received	**33.6**	15.6
8.1	**8.7**		Interest received – environmental trust funds	**62.9**	58.0
16.5	**17.9**		Interest received – other	**130.3**	119.1
26.8	**31.2**		**Total investment income**	**226.8**	192.7
		4.	**FINANCE EXPENSE**		
(13.9)	**(8.6)**		Interest paid – Mvela loan	**(62.7)**	(100.4)
(41.1)	**(70.9)**		Interest paid – other	**(515.7)**	(295.8)
–	**(2.7)**		Preference share interest	**(19.5)**	–
–	**8.0**		Interest capitalised	**57.9**	–
(5.8)	**–**		Exchange losses on loans	**–**	(41.6)
(3.8)	**(6.5)**		Environmental rehabilitation interest charge	**(47.3)**	(27.2)
(64.6)	**(80.7)**		**Total finance expense**	**(587.3)**	(465.0)

Financial Statements

Notes to the consolidated financial statements continued

5. SHARE-BASED PAYMENTS

The Group grants equity-settled instruments comprising share options and restricted shares to directors, certain officers and employees. During financial 2008, the following share Plans were in place: The GF Management Incentive Scheme, the Gold Fields Limited 2005 Share Plan, the Gold Fields Limited 2005 Non-Executive Share Plan and the GF Non-Executive Director Share Plan. Details of these plans are included in the directors' report.

30 June 2007				30 June 2008		
Weighted average					Weighted average	
Contractual life (years)	Price	Number of instruments	Range of exercise prices for outstanding equity instruments (South African rands)	Number of instruments	Price	Contractual life (years)
2.48	–	1,906,452	n/a*	5,477,488	–	2.43
0.11	22.79	128,800	10.00 – 34.99	93,000	21.72	0.16
1.43	46.10	398,450	35.00 – 59.99	252,200	46.05	0.43
4.23	72.31	3,994,516	60.00 – 84.99	2,975,255	72.39	3.23
3.48	92.63	741,137	85.00 – 109.99	2,955,032	102.99	5.20
4.90	123.55	2,090,710	110.00 -134.99	1,753,702	123.43	3.88
2.80	150.53	171,300	135.00 -159.99	167,666	150.80	1.77
		9,431,365		13,674,343		
			*Restricted shares (PVRs) are awarded for no consideration.			
	132.38		Weighted average share price during the year	111.74		

The fair value of equity instruments granted during the year were valued using the Black Scholes and Monte Carlo Simulation models.

GF Management Incentive Scheme and GF Non-Executive Director Share Plan

No further allocations are being made under these plans in view of the new plans below. However, some share option expiry dates were extended to enable participants who were disadvantaged due to closed periods to be placed in an equitable position. The incremental fair value of the modification is R4.4 million.

The following directors were affected by the modification:

	Number of options	Weighted average price (Rand)	Contractual life extended by (years)
Executive directors			
NJ Holland	97,999	78.81	0.79
ID Cockerill	294,932	74.35	0.78
TP Goodlace	22,833	114.18	0.67
Non-executive directors			
K Ansah	6,700	68.59	0.59
JM McMahon	20,000	99.21	1.47
RL Pennant-Rea	25,000	84.79	1.18
PJ Ryan	20,000	99.21	1.47
CI von Christierson	20,000	99.21	1.47
AJ Wright	55,000	68.41	1.16

5. SHARE BASED PAYMENTS (continued)

30 June 2007		30 June 2008
	Gold Fields Limited 2005 Share Plan and Gold Fields Limited 2005 Non-Executive Share Plan	
	Black Scholes Model	
	This model is used to value the Share Appreciation Rights (SARS) as described in the Directors' report. The inputs to the model for options granted during the year were as follows:	
R 124.19	– weighted average exercise price – Rand	**R105.98**
45.9%	– weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	**41.7%**
3.0 – 4.2	– expected term (years)	**3.0 – 4.2**
1.5%	– expected dividend yield	**1.5%**
7.89%	– weighted average risk free interest rate	**10.82%**
R50.09	– weighted average fair value	**R41.72**
	Monte-Carlo Simulation	
	This model is used to value the Performance Vesting Restricted Shares (PVRS) as described in the Directors' Report. The inputs to the model for options granted during the year were as follows:	
45.81%	– weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	**42.37%**
3.0	– expected term (years)	**3.0**
1.07%	– expected dividend yield	**1.45%**
4.80%	– weighted average three year risk free interest rate (based on US interest rates)	**2.79%**
R61.62	– weighted average fair value	**R146.30**
	Subsequent to the implementation of the Gold Fields Limited 2005 Share Plans, it became evident that the Philadelphia XAU Index (XAU Index) was not representative of Gold Fields' peer competitors, as some of the companies in the XAU Index are not pure gold mining companies. Furthermore, since the selection of the XAU Index as a benchmark, a number of relatively small gold producers have been included in the XAU Index and again these cannot be regarded as representative of Gold Fields' peer competitors.	
	Accordingly instead of using the XAU Index, Gold Fields' performance will be measured against only five gold mining companies who can be regarded as our peer competitors.	
	The incremental fair value and the inputs used in calculating the effect of the modification are listed below:	
	– weighted average expected volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	**41.19%**
	– expected term (years)	**3.0**
	– expected dividend yield	**0.83%**
	– weighted average three year risk free interest rate (based on US interest rates)	**2.46%**
	– weighted average incremental fair value of modification	**R62.53**

Notes to the consolidated financial statements continued

Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2007	**2008**		**2008**	2007
		6. INCLUDED IN PROFIT BEFORE TAXATION ARE THE FOLLOWING:		
		Expenses		
		Auditors' remuneration		
2.7	**3.2**	– audit fee	**22.9**	19.3
0.4	**0.1**	– non-audit services	**1.0**	2.9
5.4	**8.1**	Environmental rehabilitation inflation adjustment	**59.0**	39.1
0.7	**0.8**	Operating lease charge – Corporate office	**5.6**	5.2
		7. MINING AND INCOME TAX		
		The components of mining and income tax are the following:		
		South African taxation		
(53.9)	**(111.7)**	– mining tax	**(812.3)**	(387.8)
(1.0)	**(1.9)**	– non-mining tax	**(13.7)**	(7.0)
(5.1)	**(6.7)**	– company and capital gains tax	**(48.4)**	(37.0)
3.3	**(0.4)**	– prior year adjustment – current tax	**(3.2)**	24.1
(64.4)	**(37.1)**	– deferred	**(269.6)**	(463.6)
–	**(1.1)**	– prior year adjustment – deferred	**(8.0)**	–
		Foreign taxation		
(36.3)	**(42.8)**	– current	**(311.3)**	(261.3)
–	**2.6**	– prior year adjustment – current tax	**19.2**	–
(28.1)	**(33.5)**	– foreign levies and royalties	**(243.4)**	(202.9)
(30.2)	**(34.0)**	– deferred	**(247.0)**	(217.2)
(215.7)	**(266.6)**	**Total mining and income tax**	**(1,937.7)**	(1,552.7)
		Major items causing the Group's income tax to differ from the maximum South African statutory mining tax rate of 43.0 per cent (2007: 45.0 per cent) were:		
		Tax on profit before taxation at maximum South African statutory mining tax rate	**(2,857.0)**	(1 900.6)
		Rate adjustment to reflect the actual realised company tax rates in South Africa and offshore	**423.7**	566.3
		South African mining tax formula rate adjustment	**221.6**	201.0
		Use of assessed loss not previously recognised	**30.5**	53.7
		Adjustment to Australian tax benefit from tax consolidation	**–**	23.8
		Net non-taxable income and non-deductible expenditure	**490.9**	(279.6)
		Foreign levies and royalties	**(243.3)**	(202.9)
		Deferred tax asset not recognised	**(7.2)**	(4.9)
		Capital gains tax	**(6.9)**	–
		Other	**10.0**	(9.5)
		Mining and income tax expense	**(1,937.7)**	(1,552.7)

7. MINING AND INCOME TAX (continued)

	2008	2007
Tax rates		
South Africa		
Mining tax[1]	**Y = 43 – 215/X**	Y = 45 – 225/X
Non-mining tax[2]	**35.0%**	37.0%
Company tax rate	**28.0%**	29.0%

[1] South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Depreciation is ignored for the purpose of calculating South African mining taxation.

In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

[2] Non-mining income of South African mining operations consists primarily of interest received.

	2008	2007
International operations		
Company tax rate		
Australia	**30.0%**	30.0%
Ghana	**25.0%**	25.0%
Peru*	**35.6%**	n/a
Royalties		
Australia	**2.5%**	2.5%
Ghana	**3.0%**	3.0%
Peru	**3.0%**	n/a

*The tax rate applicable to Peru is 30 per cent excluding an effective 5.6 per cent Workers Participation tax payable on taxable profits.

Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities.

Notes to the consolidated financial statements continued

7. MINING AND INCOME TAX (continued)

At 30 June 2008 the Group had the following estimated amounts available for set-off against future income:

	F2008			F2007		
	Unredeemed capital expenditure R million	Tax losses R million	Deferred tax asset not recognised on tax losses R million	Unredeemed capital expenditure R million	Tax losses R million	Deferred tax asset not recognised on tax losses R million
South Africa [3]						
Driefontein Division	**–**	**–**	**–**	–	–	–
Kloof Division	**–**	**–**	**–**	–	–	–
Beatrix Division	**1,572.5**	**–**	**–**	1,701.6	–	–
GFI Mining South Africa (Pty) Limited	**1,572.5**	**–**	**–**	1,701.6	–	–
Gold Fields Limited	**–**	**11.6**	**–**	–	62.7	62.7
Gold Fields Shared Services Limited	**–**	**–**	**–**	–	23.5	–
GFL Mining Services Limited	**–**	**–**	**–**	–	41.6	–
Gold Fields Protection Services (Pty) Limited	**–**	**–**	**–**	–	0.2	–
Gold Fields Operations Limited	**2,216.4**	**4,463.3**	**–**	1,948.6	3,969.2	–
GFI Joint Venture Holdings (Pty) Limited	**5,788.9**	**831.8**	**–**	5,493.1	742.3	–
Living Gold (Pty) Limited	**–**	**134.8**	**134.8**	–	120.0	120.0
Golden Oils (Pty) Limited	**–**	**3.2**	**3.2**	–	2.0	2.0
Agrihold (Pty) Limited	**–**	**8.5**	**8.5**	–	4.2	4.2
Golden Hytec Farming (Pty) Limited	**–**	**9.3**	**9.3**	–	9.3	9.3
	9,577.8	**5,462.5**	**155.8**	9,143.3	4,975.0	198.2

[3] These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to commercially mine for a period longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. South African tax losses have no expiration date.

	F2008			F2007		
	Capital allowances US$ million	Tax losses US$ million	Deferred tax asset not recognised on tax losses US$ million	Capital allowances US$ million	Tax losses US$ million	Deferred tax asset not recognised on tax losses US$ million
International operations						
Orogen Investments SA (Luxembourg) [4]	**–**	**211.5**	**211.5**	–	133.9	133.9
Gold Fields Arctic Platinum Oy	**–**	**106.1**	**106.1**	–	81.7	81.7
Gold Fields Ghana Limited	**28.1**	**–**	**–**	27.2	–	–
Abosso Goldfields Limited	**7.8**	**–**	**–**	6.2	–	–
Gold Fields La Cima	**707.9**	**–**	**–**	326.5	–	–
	743.8	**317.6**	**317.6**	359.9	215.6	215.6

[4] In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to 31 December 1990, can be carried forward indefinitely. All losses incurred by Orogen Investment SA (Luxembourg) were incurred subsequent to 31 December 1990.

	AUS$ million	AUS$ million	AUS$ million	AUS$ million	AUS$ million	AUS$ million
Gold Fields Australia (Pty) Limited	**–**	**34.2**	**–**	–	23.4	–

Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2007	**2008**		**2008**	2007
		8. DISCONTINUED OPERATIONS		
		On 30 November 2007, Gold Fields disposed of all its assets in Venezuela to Rusoro Mining Limited. The gross proceeds from the sale of the Venezuelan assets amounted to R2.8 billion (US$0.4 billion) and comprised cash of R1.2 billion (US$0.2 billion) and 140 million newly-issued shares in Rusoro Mining Limited valued at R1.6 billion (US$0.2 billion) on 30 November 2007.		
		The results of the Venezuelan assets are presented below:		
36.0	**41.2**	Revenue	**299.6**	259.3
(40.6)	**(29.5)**	Cost of sales	**(214.7)**	(292.0)
(4.6)	**11.7**	Net operating profit/(loss)	**84.9**	(32.7)
2.2	**(5.7)**	Other (cost)/income	**(41.1)**	15.4
(2.4)	**6.0**	Profit/(loss) before tax	**43.8**	(17.3)
(2.7)	**(0.9)**	Mining and income tax	**(6.8)**	(19.5)
(5.1)	**5.1**	Net profit/(loss)	**37.0**	(36.8)
–	**10.2**	Profit on sale of Venezuelan assets	**74.2**	–
(5.1)	**15.3**	Profit/(loss) for the year from discontinued operations	**111.2**	(36.8)
		Disposal group held for sale		
		(a) Non-current assets classified as held for sale		
651.5	**–**	Property, plant and equipment	**–**	4,658.0
13.4	**–**	Inventories	**–**	96.1
12.3	**–**	Trade and other receivables	**–**	88.1
677.2	**–**	**Total assets**	**–**	4,842.2
		(b) Liabilities directly associated with non-current assets classified as held for sale		
(185.7)	**–**	Deferred taxation	**–**	(1,328.2)
(4.7)	**–**	Provision	**–**	(33.6)
(22.0)	**–**	Trade and other payables	**–**	(157.2)
4.1	**–**	Taxation	**–**	29.1
(208.3)	**–**	**Total liabilities**	**–**	(1,489.9)
468.9	**–**	**Total discontinued operation**	**–**	3,352.3

Financial Statements

Notes to the consolidated financial statements continued

Figures in millions unless otherwise stated

United States Dollars				South African Rand	
2007	2008			2008	2007
		9. EARNINGS PER SHARE			
59	94	**9.1**	**Basic earnings per share – cents** Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders of R4,457.5 million (2007: R2,362.5 million) by the weighted average number of ordinary shares in issue during the year of 652,538,212 (2007: 558,259,686).	**683**	423
55	88	**9.2**	**Diluted earnings per share – cents** Diluted basic earnings per share is calculated on the basis of adjusted profit attributable to ordinary shareholders of R4,496.3 million (2007: R2,424.7 million) and 706,252,205 (2007: 609,207,197) shares being the diluted number of ordinary shares in issue during the year.	**637**	398
			Profit used to calculate diluted earnings per share is calculated as follows:		
328.0	**613.0**		Profit attributable to ordinary shareholders	**4,457.5**	2,362.5
8.6	**5.3**		Interest expense of Mvela's convertible debt – net of tax	**38.8**	62.2
336.6	**618.3**		Profit used to determine diluted earnings per share	**4,496.3**	2,424.7
			The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:		
			Weighted average number of shares	**652,538,212**	558,259,686
			Share options in issue	**3,713,993**	3,947,462
			Assumed conversion of Mvela's convertible debt	**50,000,000**	47,000,049
			Diluted number of ordinary shares	**706,252,205**	609,207,197
54	63	**9.3**	**Headline earnings per share – cents** Headline earnings per share is calculated on the basis of adjusted net earnings attributable to ordinary shareholders of R2,992.3 million (2007: R2,187.8 million) and 652,538,212 (2007: 558,259,686) shares being the weighted average number of ordinary shares in issue during the year.	**459**	392
			Net profit attributable to ordinary shareholders is reconciled to headline earnings as follows:		
328.0	**613.0**		Net profit attributable to ordinary shareholders	**4,457.5**	2,362.5
(26.8)	**(194.8)**		Profit on disposal of investments	**(1,416.2)**	(193.0)
6.8	**0.3**		Taxation effect of profit on disposal of investments	**2.2**	48.6
(7.4)	**(4.6)**		Profit on disposal of property, plant and equipment	**(33.6)**	(53.5)
2.8	**2.9**		Taxation effect of profit on property, plant and equipment	**20.8**	20.4
–	**7.0**		Impairment of assets	**51.2**	–
–	**(2.1)**		Taxation effect of impairment of assets	**(15.4)**	–
–	**(10.2)**		Profit on sale of Venezuelan assets	**(74.2)**	–
0.3	**–**		Other after tax adjustments	**–**	2.8
303.7	**411.5**		Headline earnings	**2,992.3**	2,187.8
51	59	**9.4**	**Diluted headline earnings per share – cents** Diluted headline earnings per share is calculated on the basis of adjusted headline earnings attributable to ordinary shareholders of R3,031.1 million (2007: R2,250.0 million) and 706,252,205 (2007: 609,207,197) shares being the diluted number of ordinary shares in issue during the year.	**429**	369

Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2007	**2008**		**2008**	2007
		10. DIVIDENDS		
76.8	**89.4**	2007 final dividend of 95 cents per share (2006: 110 cents) declared on 31 July 2007.	**619.9**	545.4
81.4	**54.3**	2008 interim dividend of 65 cents per share (2007: 90 cents) declared on 9 May 2008.	**424.9**	585.6
		A final dividend in respect of financial 2008 of 120 cents per share was approved by the Board of Directors on 31 July 2008. This dividend payable is not reflected in these financial statements.		
		No Secondary Tax on Companies is payable on the dividend declared after year end due to sufficient STC credits available in Gold Fields Limited.		
158.2	**143.7**	**Total dividends**	**1,044.8**	1,131.0

Financial Statements

Notes to the consolidated financial statements continued

Figures in millions unless otherwise stated

Land, mineral rights and rehabilitation assets	Mine development, infrastructure and other assets	Total		Total	Mine development, infrastructure and other assets	Land, mineral rights and rehabilitation assets
			11. PROPERTY, PLANT AND EQUIPMENT			
			30 June 2008			
			Cost			
888.8	7,336.5	8,225.3	Balance at beginning of the year	58,811.1	52,456.3	6,354.8
71.1	1,113.7	1,184.8	Additions	8,613.9	8,096.8	517.1
–	8.0	8.0	Finance charges capitalised[1]	57.9	57.9	–
(1.0)	(7.3)	(8.3)	Disposals	(60.2)	(53.2)	(7.0)
–	(3.9)	(3.9)	Other	(28.4)	(28.4)	–
55.7	–	55.7	Additions to rehabilitation assets	404.8	–	404.8
(7.0)	(399.4)	(406.4)	Translation adjustment	4,642.4	3,851.4	791.0
1,007.6	**8,047.6**	**9,055.2**	**Balance at end of the year**	**72,441.5**	**64,380.8**	**8,060.7**
			Accumulated depreciation and impairment			
255.7	2,751.1	3,006.8	Balance at beginning of the year	21,498.3	19,670.2	1,828.1
23.3	392.9	416.2	Charge for the year	3,025.6	2,856.3	169.3
(0.1)	(5.3)	(5.4)	Disposals	(39.3)	(38.7)	(0.6)
0.3	6.8	7.1	Impairment	51.2	49.1	2.1
7.0	(68.2)	(61.2)	Translation adjustment	2,372.4	2,081.6	290.8
286.2	**3,077.3**	**3,363.5**	**Balance at end of the year**	**26,908.2**	**24,618.5**	**2,289.7**
721.4	**4,970.3**	**5,691.7**	**Carrying value at end of the year**	**45,533.3**	**39,762.3**	**5,771.0**
			30 June 2007			
336.0	7,889.3	8,225.3	Cost	58,811.1	56,408.9	2,402.2
255.7	2,751.0	3,006.7	Accumulated depreciation and impairment	21,498.3	19,669.7	1,828.6
80.3	5,138.3	5,218.6	Carrying value at end of the year	37,312.8	36,739.2	573.6

Notes

[1] Borrowing cost of R37.7 million arising on group borrowings specifically related to the construction of Cerro Corona project were capitalised during the year. The balance of R20.2 million of the borrowing cost capitalised relates to group general borrowings which directly relates to certain projects at the South African operations. An average interest capitalisation rate of 13.2 per cent was applied.

Figures in millions unless otherwise stated

United States Dollars 2007	2008		South African Rand 2008	2007
		12. GOODWILL		
–	**623.7**	Balance at beginning of the year	**4,458.9**	–
622.3	**–**	Arising on acquisition of subsidiary (note 29)	**–**	4,458.9
1.4	**(66.3)**	Translation	**–**	–
623.7	**557.4**	**Balance at end of the year**	**4,458.9**	4,458.9

The goodwill arose on the acquisition of South Deep as described in note 29 and is attributable to the upside potential of the asset, synergies, deferred tax and the gold multiple.

The total goodwill has been allocated to South Deep, being the cash generating unit (CGU), where it is tested for impairment as part of the CGU.

In line with the accounting policy, the recoverable amount was determined by reference to the higher of "value in use" or "fair value less cost to sell", based on the cash flows over the life of the asset and discounted to present value at an appropriate discount rate. Management's estimates and assumptions include:

- Long-term gold price of R210,000 per kilogram over life of mine.
- Annual life of mine plan which take into account the following:
  - proved and probable ore reserves of South Deep;
  - value beyond proved and probable reserves determined using appropriate price assumptions;
  - cash flows used in impairment calculations are based on the life of mine plan which exceed five years; and
  - capital expenditure estimates as per the life of mine plan.

The carrying value of CGUs, including goodwill, is tested on an annual basis for impairment. In addition, the Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount of a CGU may not be recoverable.

Expected future cash flows used to determine the recoverable amount of property, plant and equipment and goodwill are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the spot gold price, foreign currency exchange rates, estimates of production costs, future capital expenditure and discount rates. Therefore it is possible that outcomes within the next financial year that are materially different from the assumptions used in the impairment testing process could require an adjustment to the carrying values.

Financial Statements

Notes to the consolidated financial statements continued

Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2007	2008		2008	2007
		13. INVESTMENT IN ASSOCIATES		
5.1	**8.8**	Investment in Rand Refinery Limited	**70.0**	36.2
–	**231.2**	Investment in Rusoro Mining Limited	**1,849.8**	–
5.1	**240.0**	**Total investment in associates**	**1,919.8**	36.2
		(a) Rand Refinery Limited		
		The Group has a 34.9 per cent interest in Rand Refinery Limited, a company incorporated in the Republic of South Africa, which is involved in the refining of bullion and by-products which are sourced from, *inter alia*, South African and foreign gold producing mining companies. The investment has been equity accounted as from 1 July 2002.		
		Rand Refinery Limited has a 30 September year end and equity accounting is based on results to 31 May 2008.		
43.1	**46.1**	Total revenue of associate – 100 per cent basis	**334.9**	310.5
11.2	**13.3**	Total profit of associate – 100 per cent basis	**96.8**	80.9
		Investment in associate consists of:		
2.9	**3.3**	Unlisted shares at cost	**22.3**	19.4
0.4	**–**	Additional interest in associate arising on acquisition of subsidiary (note 29)	**–**	2.9
(0.3)	**1.8**	Share of accumulated profits/(losses) brought forward	**13.9**	(0.2)
(1.4)	**–**	Dividend received	**–**	(8.4)
3.6	**4.5**	Profit after taxation	**33.8**	22.5
(0.1)	**(0.8)**	Translation adjustments	**–**	–
5.1	**8.8**	**Total investment in associate**	**70.0**	36.2
		The Group's interest in the summarised financial statements of Rand Refinery Limited:		
9.1	**8.3**	Non-current assets	**66.3**	65.2
7.0	**10.7**	Current assets	**86.0**	49.9
16.1	**19.0**	**Total assets**	**152.3**	115.1
1.3	**1.2**	Non-current liabilities	**9.9**	9.6
3.3	**3.3**	Current liabilities	**26.7**	23.6
4.6	**4.5**	**Total liabilities**	**36.6**	33.2
11.5	**14.5**	**Net assets**	**115.7**	81.9
		Reconciliation of the total investment in associate with attributable net assets:		
11.5	**14.5**	Net assets	**115.7**	81.9
(1.4)	**(1.4)**	Dividend received	**(8.4)**	(8.4)
(5.2)	**(4.7)**	Fair value adjustment*	**(37.3)**	(37.3)
4.9	**8.4**	Carrying value	**70.0**	36.2
		*The investment in associate was fair valued at 1 July 2002, the date when significant influence was obtained.		

Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2007	2008		2008	2007
		13. INVESTMENT IN ASSOCIATE (continued)		
		(b) Rusoro Mining Limited		
		As a portion of the consideration received for the sale of the Venezuelan assets, the Group acquired 140 million shares in Rusoro Mining Limited, an interest of 36.2 per cent. Rusoro Mining Limited, a company listed on the TSX Venture Exchange, is a junior gold producer, with a large land position in the prolific Bolivar State gold region in southern Venezuela. The investment has been equity accounted as from 30 November 2007.		
		Rusoro Mining Limited has a 31 December year end and equity accounting is based on results published to 31 March 2008.		
–	11.7	Total revenue of associate – 100 per cent basis for the period	87.1	–
–	(15.8)	Total loss of associate – 100 per cent basis for the period	(117.8)	–
		Investment in associate consists of:		
–	236.9	Listed shares at fair value on 30 November 2007	1,604.7	–
–	(5.7)	Loss after taxation	(42.7)	–
–	–	Translation adjustments	287.8	–
–	231.2	**Total investment in associate**	1,849.8	–
		The Group's interest in the summarised financial statements of Rusoro Mining Limited:		
–	372.1	Non-current assets	2,976.4	–
–	20.8	Current assets	166.4	–
–	392.9	**Total assets**	3,142.8	–
–	144.1	Non-current liabilities	1,153.0	–
–	13.3	Current liabilities	106.4	–
–	157.4	**Total liabilities**	1,259.4	–
–	235.5	**Net assets**	1,883.4	–
		Reconciliation of the total investment in associate with attributable net assets:		
–	235.5	Net assets	1,883.4	–
–	–	Translation adjustments	(5.5)	–
–	(4.3)	Fair value adjustment	(28.1)	–
–	231.2	Carrying value	1,849.8	–

Notes to the consolidated financial statements continued

FOR THE YEAR ENDED 30 JUNE 2008

Figures in millions unless otherwise stated

14. FINANCIAL INSTRUMENTS PER CATEGORY

The accounting policies for financial instruments have been applied to the line items below:

Total	Available for sale	Deriva-tives used for hedging	Loans and receiv-ables	Assets per balance sheet	Loans and receiv-ables	Deriva-tives used for hedging	Available for sale	Total
United States Dollars					**South African Rand**			
				2008				
473.0	**473.0**	**–**	**–**	Investments	**–**	**–**	**3,784.4**	**3,784.4**
93.3	**–**	**–**	**93.3**	Environmental trust funds	**746.7**	**–**	**–**	**746.7**
279.2	**–**	**–**	**279.2**	Trade and other receivables	**2,233.1**	**–**	**–**	**2,233.1**
6.9	**–**	**6.9**	**–**	Financial instruments	**–**	**55.5**	**–**	**55.5**
253.7	**–**	**–**	**253.7**	Cash and cash equivalents	**2,029.2**	**–**	**–**	**2,029.2**
				2007				
312.7	312.7	–	–	Investments	–	–	2,236.2	2,236.2
87.8	–	–	87.8	Environmental trust funds	627.7	–	–	627.7
281.4	–	–	281.4	Trade and other receivables	2,012.5	–	–	2,012.5
–	–	–	–	Financial instruments	–	–	–	–
326.4	–	–	326.4	Cash and cash equivalents	2,334.0	–	–	2,334.0

Total	Other financial liabilities	Derivatives used for hedging	Liabilities per balance sheet	Derivatives used for hedging	Other financial liabilities	Total
United States Dollars				**South African Rand**		
			2008			
874.7	**874.7**	**–**	Borrowings	**–**	**6,998.1**	**6,998.1**
254.5	**254.5**	**–**	Provisions	**–**	**2,036.5**	**2,036.5**
611.6	**611.6**	**–**	Trade and other payables	**–**	**4,891.3**	**4,891.3**
2.8	**2.8**	**–**	Bank overdraft	**–**	**21.9**	**21.9**
			2007			
963.5	963.5	–	Borrowings	–	6,889.1	6,889.1
196.0	196.0	–	Provisions	–	1,401.5	1,401.5
451.9	451.9	–	Trade and other payables	–	3,230.3	3,230.3
10.8	–	10.8	Financial instruments	77.0	–	77.0
3.3	3.3	–	Bank overdraft	–	23.9	23.9

Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2007	**2008**		**2008**	2007
		15. INVESTMENTS		
		Listed		
170.8	**292.5**	Cost less permanent write downs	**2,444.4**	1,203.3
106.0	**150.0**	Net unrealised gain on revaluation	**1,095.8**	775.8
276.8	**442.5**	Carrying value	**3,540.2**	1,979.1
276.8	**442.5**	Market value	**3,540.2**	1,979.1
		Unlisted		
31.1	**27.7**	Carrying value and directors' valuation	**221.8**	222.6
307.9	**470.2**	Total listed and unlisted investments	**3,762.0**	2,201.7
4.8	**2.8**	Loans advanced	**22.4**	34.5
312.7	**473.0**	**Total investments**	**3,784.4**	2,236.2
		All investments are classified as available for sale. Details of major investments are given on pages 192 and 193.		
		16. ENVIRONMENTAL TRUST FUNDS		
65.1	**87.8**	Balance at beginning of the year	**627.7**	484.0
4.5	**–**	Arising on acquisition of subsidiary (note 29)	**–**	32.7
7.4	**7.7**	Contributions made during the year	**56.1**	53.0
8.1	**8.7**	Interest earned during the year	**62.9**	58.0
2.7	**(10.9)**	Translation adjustment	**–**	–
87.8	**93.3**	**Balance at end of the year**	**746.7**	627.7
		The proceeds from these funds are intended to fund environmental rehabilitation obligations of the Group's South African mines and they are not available for general purposes of the Group. All income earned on these funds is re-invested or spent to meet these obligations. The funds are invested in money market, fixed deposits and government bonds. These obligations are included in environmental rehabilitation costs under long-term provisions. (Refer note 23.2)		
		17. INVENTORIES		
124.9	**125.7**	Gold-in-process	**1,005.9**	893.2
82.1	**99.5**	Consumable stores	**796.0**	586.7
1.6	**2.0**	Other	**16.3**	11.5
208.6	**227.2**	**Total inventories**	**1,818.2**	1,491.4
		The cost of consumable stores consumed during the year and included in working cost amounted to R3.7 billion (US$503.0 million).		

Notes to the consolidated financial statements continued

Figures in millions unless otherwise stated

| United States Dollars | | | South African Rand | |
2007	2008		2008	2007
		18. TRADE AND OTHER RECEIVABLES		
59.8	**64.7**	Trade receivables – gold sales	**517.4**	427.5
26.3	**44.0**	Trade receivables – other	**352.0**	188.1
0.7	**0.4**	Deposits	**2.9**	5.1
0.6	**0.8**	Interest receivable	**6.3**	4.4
3.3	**4.5**	Payroll receivables	**36.2**	23.6
35.1	**23.9**	Prepayments	**191.5**	251.1
75.2	**131.0**	Value added tax	**1,048.3**	537.4
0.9	**1.2**	Diesel rebate	**9.3**	6.7
–	**0.4**	Taxes receivable	**3.1**	–
2.4	**–**	Secondary tax on companies (STC) – refund	**–**	17.3
64.9	**–**	Insurance claim receivable	**–**	464.1
12.2	**8.3**	Other	**66.1**	87.2
281.4	**279.2**	**Total trade and other receivables**	**2,233.1**	2,012.5
		19. FINANCIAL INSTRUMENTS		
(10.8)	**6.9**	Current portion	**55.5**	(77.0)
(10.8)	**6.9**	Balance at end of the year	**55.5**	(77.0)

US dollars/rand forward purchases

As a result of the draw down under the bridge loan facility to settle the close-out of the gold derivative structure, US dollar/rand forward cover was purchased during the March 2007 quarter for the amount of US$550.8 million for settlement 6 August 2007, at an average forward rate of R7.3279/US$. Subsequent to this date the cover has been extended for periods between one and three months throughout the year. The forward cover was also reduced with the partial repayments of US$60.8 million and US$172 million against the loan on 6 December 2007 and 31 December 2007 respectively. The balance of the US$318 million forward cover was extended on 6 June 2008 to 7 July 2008 at a rate of R7.8479/US$, based on an average spot rate of R7.7799/US$. For accounting purposes, this forward cover has been designated as a hedging instrument. As a result the gains and losses on the forward cover have been accounted for under gain/(loss) on foreign exchange along with gains and losses on the underlying loan that has been hedged. The forward cover points have been accounted for as part of interest.

| United States Dollars | | | South African Rand | |
2007	2008		2008	2007
		20. CASH AND CASH EQUIVALENTS		
326.4	**253.7**	Cash at bank and on hand	**2,029.2**	2,334.0
(3.3)	**(2.8)**	Bank overdraft	**(21.9)**	(23.9)
323.1	**250.9**	**Total cash and cash equivalents**	**2,007.3**	2,310.1

Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2007	**2008**		**2008**	2007
		21. DEFERRED TAXATION		
		The detailed components of the net deferred taxation liability which results from the differences between the carrying amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:		
		Deferred taxation liabilities		
1,576.2	**1,618.4**	– Mining assets	**12,947.0**	11,269.7
33.5	**35.6**	– Investment in the environmental trust funds	**284.6**	239.3
3.3	**2.5**	– Investments	**19.9**	23.9
1.1	**3.5**	– Inventories	**28.0**	7.9
2.6	**12.3**	– Deferred stripping costs	**98.7**	18.9
19.9	**12.4**	– Other	**99.3**	142.0
1,636.6	**1,684.7**	**Gross deferred taxation liabilities**	**13,477.5**	11,701.7
		Deferred taxation assets		
(75.1)	**(101.5)**	– Provisions	**(811.8)**	(536.9)
(35.4)	**(13.9)**	– Borrowings	**(110.9)**	(253.3)
(281.0)	**(293.4)**	– Tax losses	**(2,347.5)**	(2,008.9)
(594.6)	**(598.2)**	– Unredeemed capital expenditure	**(4,785.4)**	(4,251.2)
650.5	**677.7**	**Net deferred taxation liabilities**	**5,421.9**	4,651.4
561.3	**650.5**	Balance at beginning of the year	**4,651.4**	4,223.1
28.3	**–**	Arising on acquisition of subsidiaries (Note 29)	**–**	(203.1)
94.6	**72.2**	Transferred through the income statement	**524.6**	680.8
(33.7)	**(45.0)**	Translation adjustment	**245.9**	(49.4)
650.5	**677.7**	**Balance at end of the year**	**5,421.9**	4,651.4

22. BORROWINGS

(a) Debt component of Mvela loan

On 17 March 2004, Mvelaphanda Gold (Pty) Limited (Mvela), a wholly owned subsidiary of Mvelaphanda Resources Limited, advanced an amount of R4,139.0 million to GFI Mining South Africa (Pty) Limited (GFIMSA) at a fixed rate of 10.57 per cent nominal annual compounded semi-annually. Interest is payable semi-annually and the loan amount is repayable on 17 March 2009.

On the date the loan is repaid, Mvela had the election to either subscribe for new shares in GFIMSA such that after the subscription it will own 15 percent of the enlarged equity of GFIMSA or to subscribe for shares in Gold Fields Limited subject to a minimum of 45,000,000 and a maximum of 55,000,000. Subsequently, on 17 March 2008, the parties entered into an agreement to provide that the number of Gold Fields shares that Mvela will acquire, should it elect to exchange its equity interest in GFIMSA, shall be 50,000,000 shares. The previous Floor and Cap agreement fell away.

The net proceeds of the loan of R4,107.0 million (R4,139.0 million less R32.0 million of costs) was accounted for in two components, a debt component and an equity component.

The debt component on initial recognition, included in long-term liabilities, is the present value of the future interest payments discounted using a market related cost of debt. The residual amount, representing the value of the equity component, is included in shareholders' equity, inclusive of deferred tax.

Notes to the consolidated financial statements continued

22. BORROWINGS (continued)

(a) Debt component of Mvela loan (continued)

The debt component of the Mvela loan is amortised against payments of interest on the loan of R4,139.0 million with a proportionate amount of such payments recognised as interest on the debt component of the Mvela loan.

The loan has been guaranteed by Gold Fields Limited, Gold Fields Australia Limited and Gold Fields Holdings Company (BVI) Limited.

(b) Split-tenor revolving credit facility

On 16 May 2007, GFIMSA, Orogen Holdings (BVI) Limited (Orogen) and Gold Fields Operations Limited (GF Operations) entered into a US$750 million split-tenor revolving credit facility consisting of a US$250 million 364-day revolving tranche with a twelve-month term out option (Facility A) and a US$500 million five year revolving tranche (Facility B).

On 28 April 2008 Gold Fields Limited exercised the term out option under Facility A which converted the full US$250 million advance at that point into a term loan with a final maturity date of 16 May 2009. In terms of the facility agreement, Gold Fields has the option to repay the loan under Facility A early in whole or in part by giving five days' prior notice. Facility B matures on 16 May 2012. The purpose of the facilities was to refinance existing facilities and for general corporate purposes.

On 21 May 2007, GF Operations drew down US$50.8 million under Facility A and US$500.0 million under Facility B. In addition, on 21 May 2007, Orogen drew down US$168.0 million under Facility A. On 25 September 2007 Orogen drew down US$31.1 million under Facility A.

On 6 December 2007 Gold Fields utilised the proceeds from the sale of its Essakane exploration project in Burkina Faso and its Choco 10 mine in Venezuela to repay Facility A in its entirety (US$250 million) and US$10 million of the proceeds to partly repay Facility B. On 31 December 2007 Gold Fields utilised the proceeds from the issue of non-convertible redeemable preference shares to further partly repay Facility B by US$172 million. Subsequent to this Orogen drew down US$73 million under Facility A on various dates and on 25 April 2008 GF Operations drew down US$177 million under Facility A to partly repay its loan under Facility B which entitled Gold Fields to exercise the term out option under Facility A as detailed above. In addition Orogen drew down a further US$121 million under Facility B subsequent to the term out option being exercised.

The total borrowings at year end under both facilities are US$512.0 million (2007: US$718.8 million). The difference of US$1.5 million between the total borrowings above and the borrowings disclosed on page 158 relates to the transaction costs deducted from the liability on initial measurement.

The loans under Facility A bear interest at LIBOR plus a margin of 0.25 per cent per annum while the loan under Facility B bears interest at LIBOR plus a margin of 0.30 per cent per annum. Where the total utilisations under Facility A are equal to or greater than 50 per cent, a utilisation fee of 0.05 per cent per annum will be payable on the total amount of utilisations. Such utilisation fee is payable quarterly in arrears.

Borrowings under the Revolving Credit Facility are guaranteed by Gold Fields Limited, GFIMSA, Gold Fields Holdings Company (BVI) Limited, Orogen and GF Operations.

(c) Project finance facility

On 14 November 2006, Gold Fields La Cima (formerly known as Sociedad Minera La Cima S.A.) entered into a US$150 million project finance facility with a number of lenders. The purpose of the facility is to finance the project costs related to the development of the Cerro Corona copper-gold porphyry deposit located in the Hualgayoc province in the Cajamarca region in northern Peru.

As at June 2008, Gold Fields La Cima has drawn down US$150 million. The loan bears interest at a margin over LIBOR of 0.45 per cent during the pre-completion phase and between 1.25 per cent and 1.75 per cent thereafter (the financial completion date is defined in the agreement). Scheduled principal payments shall be made in 16 semi-annual instalments of various amounts ranging from 4.75 per cent to 6.75 per cent of the principal amount, beginning 30 June 2009. The final instalment is due on the tenth anniversary of the signing date.

The loan has been guaranteed by Gold Fields Limited and Gold Fields Corona (BVI) Limited. The facility is secured by, among other things, pledges of and mortgages over the assets and properties of Gold Fields La Cima.

22. BORROWINGS (continued)

(d) Preference shares

On 24 December 2007 Gold Fields Limited issued R1.2 billion three years and one month non-convertible redeemable preference shares (preference shares). Rand Merchant Bank (RMB, a division of First Rand Bank Limited) was the only subscriber. The dividend rate payable is a floating rate of up to 61 per cent of Prime. Dividends are rolled up until redemption date. The purpose of the preference shares was to refinance existing facilities.

The preference shares mature on 24 January 2011 and have been guaranteed by GFIMSA, Orogen, GF Operations and Gold Fields Holdings Company (BVI) Limited.

(e) Industrial Development Corporation loan

On 28 May 2004, Living Gold (Pty) Limited (Living Gold), a subsidiary of GFIMSA, entered into an agreement with the Industrial Development Corporation of South Africa Limited (IDC) in terms of which the IDC agreed to provide a loan facility of R16.6 million. On 24 November 2004, Living Gold drew down the full amount of the facility and on 1 July 2006 the IDC converted R8.1 million of the outstanding loan to equity. The remaining R8.8 million owing to the IDC is in process of being converted to equity.

(f) Other loans

On 21 August 2007, GFIMSA entered into a R500 million 364-day revolving credit facility, or the ABSA 1 Facility, with ABSA Capital, a division of ABSA Bank Limited. The ABSA 1 Facility is to be used for general corporate purposes and bears interest at Johannesburg Interbank Agreed Rate (JIBAR) plus a margin of 0.70 per cent per annum. Borrowings under the ABSA 1 Facility are guaranteed by Gold Fields Limited. The ABSA 1 Facility expires on 21 August, 2008.

On 31 January 2008, GFIMSA, GF Operations, Orogen and GFL Mining Services Limited entered into a R1 billion 364-day revolving credit facility, or the ABSA 2 Facility, with ABSA Capital, a division of ABSA Bank Limited. The ABSA 2 Facility is to be used for capital expenditure in respect of gold mining projects, general corporate and working capital requirements. Borrowings under the ABSA 2 Facility are guaranteed by Gold Fields Limited, Gold Fields Holdings Company (BVI) Limited, GF Operations, Orogen and GFIMSA and bear interest at JIBAR plus 0.70 per cent per annum. Gold Fields will pay a quarterly commitment fee of 0.15 per cent per annum on any undrawn amounts under the ABSA 2 Facility.

During the year the Group utilised the abovementioned facilities with other uncommitted loan facilities from some of the major banks to fund the capital expenditure and working capital requirements of the South African operations. The total of R1,260.2 million borrowed under the combination of these loan facilities was repaid in total within the year from cash profits generated by the operations.

(g) Three-year syndicated term loan

On 3 March 2006, Orogen Holdings (BVI) Limited, a wholly owned subsidiary of Gold Fields Limited, entered into a US$250.0 million term facility. The purpose of the facility was to partly finance the acquisition of Bolivar Gold Corporation (BGC) and to provide funding lines for general corporate purposes.

The loan bears interest at three-month LIBOR plus a margin of 0.35 per cent. On 9 March 2006, Orogen drew-down US$158.0 million and on 8 January 2007, a further US$10 million.

The loan was repaid in full on 21 May 2007.

Notes to the consolidated financial statements continued

Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2007	2008		2008	2007
		22. BORROWINGS (continued)		
		(a) **Debt component of Mvela loan**		
595.2	**595.2**	Loan advanced	**4,107.0**	4,107.0
(355.6)	**(355.6)**	Equity component	**(2,453.6)**	(2,453.6)
239.6	**239.6**	Debt component on initial recognition	**1,653.4**	1,653.4
156.0	**117.4**	Balance at the beginning of year	**839.6**	1,159.1
(44.4)	**(48.9)**	Loan repayments during the year	**(355.4)**	(319.5)
5.8	**(8.0)**	Translation adjustment	**–**	–
117.4	**60.5**	Balance at end of year	**484.2**	839.6
		(b) **Split-tenor revolving credit facility**		
–	**717.3**	Balance at the beginning of year	**5,128.7**	–
718.8	**225.1**	Loan advanced	**1,718.7**	5,028.0
–	**(431.9)**	Loan repayments during the year	**(3,001.6)**	–
(1.5)	**–**	Translation adjustment	**238.2**	100.7
717.3	**510.5**	Balance at end of year	**4,084.0**	5,128.7
		(c) **Project finance facility**		
–	**127.0**	Balance at the beginning of year	**908.1**	–
127.1	**23.0**	Loan advanced	**156.9**	892.6
(0.1)	**–**	Translation adjustment	**135.0**	15.5
127.0	**150.0**	Balance at end of year	**1,200.0**	908.1
		(d) **Preference shares**		
–	**165.1**	Shares issued	**1,200.0**	–
–	**2.7**	Preference share interest	**19.5**	–
–	**(15.4)**	Translation adjustment	**–**	–
–	**152.4**	Balance at end of year	**1,219.5**	–
		(e) **Industrial Development Corporation loan**		
2.3	**1.2**	Balance at the beginning of year	**8.8**	16.9
(1.1)	**–**	Capitalisation of loan to minority interests	**–**	(8.1)
–	**(0.1)**	Translation adjustment	**–**	–
1.2	**1.1**	Balance at end of year	**8.8**	8.8
		(f) **Other loans**		
–	**0.6**	Balance at the beginning of year	**3.9**	–
0.6	**173.3**	Loans advanced	**1,260.2**	3.9
–	**(173.7)**	Loans repaid during the year	**(1,262.5)**	–
0.6	**0.2**	Balance at end of year	**1.6**	3.9
		(g) **Three-year syndicated term loan**		
157.1	**–**	Balance at the beginning of year	**–**	1,167.3
10.0	**–**	Loan advanced	**–**	71.9
(168.0)	**–**	Loan repayments during the year	**–**	(1,189.4)
0.9	**–**	Translation adjustment	**–**	(49.8)
–	**–**	Balance at end of year	**–**	–
963.5	**874.7**	**Gross borrowings**	**6,998.1**	6,889.1
(49.7)	**(60.5)**	Current portion included in borrowings	**(484.2)**	(355.4)
913.8	**814.2**	**Total non-current borrowings**	**6,513.9**	6,533.7

Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2007	**2008**		**2008**	2007
		22. BORROWINGS (continued)		
		The exposure of the Group's borrowings to interest rate changes and the contractual repricing dates at the balance sheet dates are as follows:		
846.1	**814.2**	Six months or less	**6,513.9**	6,049.5
117.4	**60.5**	Fixed rate with no exposure to repricing	**484.2**	839.6
963.5	**874.7**		**6,998.1**	6,889.1
		The carrying amounts of the Group's borrowings are denominated in the following currencies:		
844.3	**660.5**	US dollar	**5,284.0**	6,036.8
119.2	**214.2**	Rand	**1,714.1**	852.3
963.5	**874.7**		**6,998.1**	6,889.1
		The Group has the following undrawn borrowing facilities:		
–	**187.5**	Committed	**1,500.0**	–
422.4	**183.8**	Uncommitted	**1,470.0**	3,020.0
422.4	**371.3**		**2,970.0**	3,020.0
		All of the above facilities have floating rates and except for the committed facilities are open ended. From the committed facilities R500.0 million expires on 22 August 2008 and R1.0 billion expires on 30 March 2009.		
		23. PROVISIONS		
		23.1 Post-retirement health care costs Gold Fields Group (excluding South Deep) post-retirement		
2.3	**2.2**	health care costs	**17.6**	16.8
0.6	**0.4**	South Deep post-retirement health care costs	**3.4**	4.2
2.9	**2.6**	Gold Fields Group post-retirement health care costs	**21.0**	21.0
		Gold Fields Group (excluding South Deep) post-retirement health care costs		
		The Group has certain liabilities to subsidise the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. The remaining obligation was actuarially valued at 30 June 2008 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.		
		The following table sets forth the funded status and amounts recognised by the Group for post-retirement health care costs:		
2.5	**2.1**	Actuarial present value	**16.5**	17.9
–	**–**	Plan assets at fair value	**–**	–
2.5	**2.1**	Accumulated benefit obligation in excess of plan assets	**16.5**	17.9
–	**–**	Unrecognised prior service costs	**–**	–
–	**–**	Unrecognised actuarial (gains)/losses	**–**	–
2.5	**2.1**	Post-retirement health care liability	**16.5**	17.9
		Benefit obligation reconciliation		
2.4	**2.3**	Balance at beginning of the year	**16.8**	18.0
–	**0.3**	Interest charge	**2.3**	–
(0.2)	**(0.2)**	Payments during the year	**(1.5)**	(1.2)
–	**–**	Benefits forfeited	**–**	–
0.1	**(0.2)**	Translation adjustments	**–**	–
2.3	**2.2**	Balance at end of the year	**17.6**	16.8

Notes to the consolidated financial statements continued

Figures in millions unless otherwise stated

United States Dollars 2007	2008		South African Rand 2008	2007
		23. PROVISIONS (continued)		
		The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 8.0 per cent per annum (2007: 6.5 per cent) and a discount rate of 10.0 per cent per annum (2007: 8.5 per cent). Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans.		
		A one percentage point increase in assumed health care trend rates would have increased interest cost for 2008 by R0.2 million (10.5 per cent) (2007: R0.1 million (10.0 per cent)). The effect of this change on the accumulated post-retirement health care benefit obligation at 30 June 2008 would have been an increase of R1.5 million (9.4 per cent) (2007: R1.8 million (10.1 per cent)).		
		A one percentage point decrease in assumed health care trend rates would have decreased interest cost for 2008 by R0.1 million (8.9 per cent) (2007: R0.1 million (8.6 per cent)). The effect of this change on the accumulated post-retirement health care benefit obligation at 30 June 2008 would have been a decrease of R1.3 million (8.1 per cent) (2007: R1.5 million (8.6 per cent)).		
		South Deep post-retirement health care costs		
		As part of the acquisition of South Deep, the post-retirement health care cost liability was assumed. The Group has certain liabilities to provide fixed monthly post-retirement medical benefits to certain pensioners and dependants of ex-employees. The obligation was actuarially valued at 30 June 2008 and the outstanding contributions will be funded until 31 December 2011.		
		The following table sets forth the funded status and amounts recognised by the Group for post-retirement health care costs:		
0.5	**0.3**	Actuarial present value	**2.7**	3.8
–	**–**	Plan assets at fair value	**–**	–
0.5	**0.3**	Accumulated benefit obligation in excess of plan assets	**2.7**	3.8
–	**–**	Unrecognised prior service costs	**–**	–
–	**–**	Unrecognised actuarial (gains)/losses	**–**	–
0.5	**0.3**	Post-retirement health care liability	**2.7**	3.8
		Benefit obligation reconciliation		
–	**0.6**	Balance at beginning of the year	**4.2**	–
–	**–**	Interest charge	**0.3**	–
0.6	**–**	Arising on acquisition of subsidiaries	**–**	4.6
(0.1)	**(0.2)**	Payments during the year	**(1.1)**	(0.4)
0.1	**0.1**	Translation adjustments	**–**	–
0.6	**0.5**	Balance at end of the year	**3.4**	4.2

Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2007	**2008**		**2008**	2007
		23. PROVISIONS (continued)		
		The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 8.0 per cent per annum (2007: 6.5 per cent) and a discount rate of 10.0 per cent per annum (2007: 8.5 per cent).		
		An increase or decrease in assumed health care trend rates would not have affected the interest cost for 2008 or 2007 as the monthly contributions are fixed.		
		A change in the medical inflation assumption does not affect the employer liability as the subsidy does not escalate. The monthly contributions will remain constant.		
		23.2 Environmental rehabilitation costs		
135.2	**193.1**	Balance at beginning of the year	**1,380.5**	1,045.7
33.8	**55.7**	Additional provision due to new disturbances	**404.8**	243.4
1.5	**–**	Amount transferred from accounts payable	**–**	11.1
5.4	**8.1**	Inflation charge	**59.0**	39.1
3.8	**6.5**	Interest charge	**47.3**	27.2
(7.3)	**(4.0)**	Payments against provision	**(29.3)**	(52.3)
6.8	**–**	Arising on acquisition of subsidiary (note 29)	**–**	41.7
13.9	**(7.5)**	Translation adjustments	**153.2**	24.6
193.1	**251.9**	Balance at end of the year	**2,015.5**	1,380.5
		South African, Ghanaian, Australian and Peruvian mining companies are required by law to undertake rehabilitation works as part of their ongoing operations. For the Ghanaian operations, Gold Fields funds these environmental rehabilitation costs in part by posting a reclamation bond underwritten by a bank to secure estimated costs of rehabilitation, in South Africa by making contributions into environmental trust funds (note 16), in Australia by providing unconditional bank-guaranteed performance bonds to secure the estimated costs and in Peru by establishing guarantees with annual deposits for proper compliance with the Mine Closure Plan.		
		The expected timing of the cash outflows in respect of the provision is on the closure of the various mining operations. However, certain current rehabilitation costs are charged to this provision as and when incurred.		

Notes to the consolidated financial statements continued

Figures in millions unless otherwise stated

2007			2008	
Discount rate %	Inflation rate %	**23. PROVISIONS** (continued)	Discount rate %	Inflation rate %
		The provision is calculated using the following rates:		
9.0	6.0	South Africa	**10.1 – 12.6**	**9.0**
5.5	3.5	Ghana	**4.6 – 5.0**	**4.2**
7.9	3.0	Australia	**7.6**	**3.0**
5.5	2.0	Peru	**6.0**	**5.4**
196.0	**254.5**	**Total provisions**	**2,036.5**	1,401.5

United States Dollars			South African Rand	
2007	2008		2008	2007
		24. TRADE AND OTHER PAYABLES		
166.6	**167.2**	Trade payables	**1,337.3**	1,191.0
223.8	**296.0**	Accruals and other payables	**2,367.5**	1,599.6
51.1	**47.2**	Leave pay accrual	**376.9**	365.6
–	**96.0**	Funds received for shares to be issued	**768.0**	–
10.4	**5.2**	Interest payable on loans	**41.6**	74.1
451.9	**611.6**	**Total accounts payable**	**4,891.3**	3,230.3
		25. CASH GENERATED BY OPERATIONS		
370.8	**647.3**	Profit for the year	**4,706.6**	2,670.8
215.7	**266.6**	Taxation	**1,937.7**	1,552.7
55.0	**79.5**	Interest paid	**578.4**	396.2
(16.5)	**(17.9)**	Interest received	**(130.3)**	(119.1)
(2.2)	**(4.6)**	Dividends received	**(33.6)**	(15.6)
622.8	**970.9**	**Earnings before non-cash items**	**7,058.8**	4,485.0
		Non-cash and other adjusting items:		
411.5	**416.2**	Amortisation and depreciation	**3,025.6**	2,962.7
5.4	**8.1**	Inflation adjustment to rehabilitation liability	**59.0**	39.1
3.8	**6.5**	Interest adjustment to rehabilitation liability	**47.3**	27.2
(8.1)	**(8.7)**	Interest – Environmental Rehabilitation Trust Funds	**(62.9)**	(58.0)
–	**7.0**	Impairment of assets	**51.2**	–
(7.4)	**(4.6)**	Profit on disposal of property, plant and equipment	**(33.6)**	(53.5)
(26.8)	**(205.0)**	Profit on disposal of investments	**(1,490.4)**	(193.0)
		Realised loss on settlement of GFO derivative structure		
16.3	**–**	including loss on foreign exchange – non-cash	**–**	117.0
6.3	**–**	Realised exchange loss on settlement of US$1.2 billion loan	**–**	45.0
(15.4)	**–**	Unrealised gain on financial instruments	**–**	(111.2)
12.5	**20.7**	Share-based payments	**150.6**	89.9
–	**2.7**	Preference share interest	**19.5**	–
–	**(8.0)**	Finance costs capitalised	**(57.9)**	–
1.7	**(10.7)**	Other	**(78.5)**	11.6
1,022.6	**1,195.1**	**Total cash generated by operations**	**8,688.7**	7,361.8

Figures in millions unless otherwise stated

United States Dollars 2007	2008		South African Rand 2008	2007
		26. CHANGE IN WORKING CAPITAL		
(51.3)	**(14.6)**	Inventories	**(106.1)**	(369.2)
171.8	**(55.3)**	Accounts receivable	**(402.2)**	1,236.8
(143.9)	**106.0**	Accounts payable	**770.6**	(1,036.4)
(23.4)	**36.1**	**Total change in working capital**	**262.3**	(168.8)
		27. TAX PAID		
(52.5)	**(76.3)**	Amount owing at beginning of the year	**(545.5)**	(389.1)
(121.1)	**(194.4)**	SA and foreign current taxation	**(1,413.1)**	(871.9)
0.1	**–**	Arising on acquisition of subsidiary (note 29)	**–**	0.8
76.3	**123.1**	Amount owing at end of the year	**984.6**	545.5
(2.1)	**4.1**	Translation	**50.6**	–
(99.3)	**(143.5)**	**Total tax paid**	**(923.4)**	(714.7)
		28. DIVIDENDS PAID		
(159.7)	**(142.5)**	Dividends per statement of shareholders' equity	**(1,044.8)**	(1,141.3)
(159.7)	**(142.5)**	**Total dividends paid**	**(1,044.8)**	(1,141.3)

29. ADDITIONAL CASH FLOW INFORMATION

(a) Acquisition of South Deep

On 1 December 2006, Gold Fields acquired 100 per cent of the issued share capital of Barrick Gold South Africa (BGSA). BGSA holds a 50 per cent interest in the South Deep Joint Venture, with Western Areas Limited (GFO) holding the balance. As the acquisition of BGSA gave Gold Fields control of the Joint Venture, it was fully consolidated as of the acquisition date with the interest in GFO accounted for as an interest in minorities. On the acquisition date, Gold Fields held 40.9 per cent of GFO and acquired the remaining share capital of GFO by 31 March 2007. The subsequent acquisition of the GFO shares was accounted for as a transaction with shareholders with losses accounted for in equity (economic entity concept).

In effecting the acquisition for BGSA and GFO, Gold Fields issued 18.7 million shares to Barrick at R124.53 and 46.4 million shares to GFO at a weighted average of R129.34. The share price used in the calculation, where applicable, is based on the publicly traded share price on the date the shares were issued.

The acquired business consisting of South Deep, BGSA and GFO contributed revenues of R777.2 million and loss of R241.8 million since 1 December 2006.

The revenue and profit of the Gold Fields Group showing the effect of the acquisition of South Deep if it had occurred on 1 July 2006 as required in terms of IFRS 3 have not been provided as the previous owners of South Deep had different accounting policies.

The purchase price allocation of South Deep was finalised before 1 December 2007 and has been accounted for in accordance with IFRS 3.The purchase price allocation is described below and is unchanged from the prior year annual report.

Notes to the consolidated financial statements continued

FOR THE YEAR ENDED 30 JUNE 2008

Figures in millions unless otherwise stated

29. ADDITIONAL CASH FLOW INFORMATION (continued)

Details of the net assets acquired are as follows:

United States Dollars 2007				South African Rand 2007	
South Deep's carrying value	Fair value			Fair value	South Deep's carrying value
		(a) Acquisition of South Deep (continued)			
		Purchase consideration			
	1,162.9	– shares issued		8,329.7	
	801.8	– cash paid		5,745.2	
	10.6	– direct costs relating to the acquisition		76.6	
	148.1	– shares previously held in GFO prior to acquisition		1,065.6	
	24.2	– Insurance claim refund due to Barrick Gold Corporation		173.4	
	2,147.7	Total purchase consideration		15,390.5	
	(1,029.5)	Fair value of the net assets acquired		(7,376.7)	
	(495.9)	Loss on transacting with minorities		(3,554.9)	
	622.3	Goodwill		4,458.9	
		The goodwill is attributable to the upside potential of the asset, synergies, deferred tax effect of the transaction and the gold multiple associated with the gold sector.			
		The fair value of the assets and liabilities acquired are:			
913.2	1,945.1	Property, plant and equipment		13,936.4	6,543.1
4.6	4.6	Non-current asset – Rehabilitation Trust Fund		32.7	32.7
4.6	4.6	Inventory		33.0	33.0
284.8	284.8	Trade and other receivables		2,040.9	2,040.9
3.5	3.5	Cash and cash equivalents		25.4	25.4
(782.6)	(782.6)	Trade and other payables		(5,607.6)	(5,607.6)
414.1	28.3	Deferred taxation		203.1	2,966.7
(406.8)	(406.8)	Borrowings		(2,914.9)	(2,914.9)
(6.5)	(6.5)	Long-term provisions		(46.3)	(46.3)
428.9	1,075.0	Net assets		7,702.7	3,073.0
–	(45.5)	Minority shareholders' interest		(326.0)	–
428.9	1,029.5	Fair value of the net assets acquired		7,376.7	3,073.0
	2,147.7	Total purchase consideration		15,390.5	
	(1,162.9)	Consideration settled by issuing shares		(8,329.7)	
	406.8	Purchase consideration used to settle borrowings of BGSA		2,914.9	
	(130.9)	Purchase of shares in prior years		(942.0)	
	(24.2)	Insurance claim refund due to Barrick Gold Corporation		(173.4)	
	1,236.6	Purchase consideration settled in cash		8,860.3	
	(3.5)	Cash and cash equivalents in subsidiaries acquired		(25.4)	
	1,233.0	**Cash outflow on acquisition**		8,834.9	
		The R8,834.9 million net cash paid is included in the purchase of subsidiaries on the cash flow statement.			

Figures in millions unless otherwise stated

29. ADDITIONAL CASH FLOW INFORMATION (continued)

United States Dollars 2007		South African Rand 2007
	(b) Acquisition of IRCA (Pty) Limited and TMTI (Pty) Limited	
	On 28 February 2007, Gold Fields acquired 70 per cent in IRCA (Pty) Limited. IRCA specialises in mine safety training and has been incorporated in the Gold Fields Business Leadership Academy structure.	
	On 1 January 2007, Gold Fields acquired 100 per cent in TMTI (Pty) Limited. TMTI specialises in mining and artisan training in the Free State region and has been incorporated in the Gold Fields Business Leadership Academy structure.	
	The purchase price allocations of IRCA and TMTI were finalised before 28 February 2008 and 1 January 2008 respectively and have been accounted for in accordance with IFRS 3.The purchase price allocations are described below and are unchanged from the prior year annual report.	
	Details of the net assets acquired are as follows:	
	Purchase consideration	
3.2	– cash paid	22.6
2.1	– loans advanced	14.9
–	– direct costs relating to the acquisition	–
5.3	Total purchase consideration	37.5
5.3	Fair value of the net assets acquired	37.5
–		–
	The fair value of the assets and liabilities acquired are:	
4.4	Property, plant and equipment	32.2
4.1	Trade and other receivables	29.1
(2.7)	Trade and other payables	(19.5)
2.7	Loans receivable	18.6
(2.6)	Overdraft	(18.7)
5.9	Net assets	41.7
(0.6)	Minority shareholders' interest	(4.2)
5.3	Fair value of the net assets acquired	37.5
3.2	Purchase consideration settled in cash	22.6
2.1	Inter-company loans advanced	14.9
2.6	Overdraft in subsidiary acquired	18.7
7.9	**Cash outflow on acquisition**	56.2
	The R56.2 million net cash paid is included in the purchase of subsidiaries on the cash flow statement.	

30. RETIREMENT BENEFITS

All employees are members of various defined contribution retirement schemes.

Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the year amounted to R494.2 million (2007: R403.9 million).

Financial Statements

Notes to the consolidated financial statements continued

Figures in millions unless otherwise stated

| United States Dollars | | | South African Rand | |
2007	2008		2008	2007
		31. COMMITMENTS		
		Capital expenditure		
2,075.4	**2,091.4**	– authorised	**16,731.4**	14,839.4
207.0	**167.5**	– contracted for	**1,340.2**	1,479.8
		Operating leases:		
1.1	**1.1**	– within one year	**8.7**	7.7
2.0	**1.6**	– later than one and not later than five years	**12.4**	14.3
0.2	**–**	– later than five years	**–**	1.7
43.0	**39.6**	Guarantees and other commitments	**316.7**	307.6
		Included in guarantees is an amount of R270.9 million (2007: R236.0 million) in favour of the Public Investment Commissioner (PIC) for a loan advanced by the PIC to Mvelaphanda Resources Limited. GFL Mining Services Limited has received a fee equal to 3.5 per cent of the rolled up value of the loan in terms of the agreement. The fee which was settled by the PIC on 10 April 2008 is included under other income.		
		Commitments will be funded from internal sources and to the extent necessary from borrowings.		

32. CONTINGENT LIABILITIES

No material claims have been filed against the Group.

World Gold Council

Gold Fields is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including ongoing costs on a three year rolling basis, winding up costs, if applicable, and various other contingent liabilities. Apportionment of liabilities to individual members, should they arise, is done proportionate to the member's production relative to the total production of all members. To date, no claims have been made on Gold Fields.

33. EVENTS AFTER THE BALANCE SHEET DATE

Dividend

On 1 August 2008, Gold Fields declared a dividend of 120 cents per share.

Summons from Randgold & Exploration

On 22 August 2008, Gold Fields Operations Limited (GFO) received a summons from Randgold & Exploration Company Limited and African Strategic Investment (Holdings) Limited. The summons claims that during the period that GFO was under the control of Brett Kebble, Roger Kebble and others, GFO was allegedly part of a scam whereby JCI Limited unlawfully disposed of shares owned by Randgold & Exploration in Randgold Resources Limited and Afrikander Lease Limited, now Uranium One.

GFO's preliminary assessment is that it has strong defences to these claims and accordingly GFO's attorneys have been instructed to vigorously defend the claims.

The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Randgold Resources and Uranium One between the dates of the alleged thefts and March 2008 (approximately R11.0 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by GFO to fund its operations (approximately R519.0 million).

It should be noted that the claims lie only against GFO whose only interest is a 50 per cent stake in the South Deep Mine. This alleged liability is historic and relates to a period of time prior to Gold Fields purchasing the company.

34. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arms-length transaction between willing parties. The estimated values of the Group's financial instruments are:

	30 June 2008 R million		30 June 2007 R million	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and cash equivalents	**2,029.2**	**2,029.2**	2,334.0	2,334.0
Current portion of financial instruments	**55.5**	**55.5**	–	–
Accounts receivable	**2,233.1**	**2,233.1**	2,012.5	2,012.5
Environmental trust fund	**746.7**	**746.7**	627.7	627.7
Investments	**3,784.4**	**3,784.4**	2,236.2	2,236.2
Financial liabilities				
Accounts payable	**4,891.3**	**4,891.3**	3,230.3	3,230.3
Current portion of borrowings	**484.2**	**506.7**	355.4	355.4
Current portion of financial instruments	**–**	**–**	77.0	77.0
Borrowings	**6,513.9**	**6,513.9**	6,533.7	6,537.9
Financial assets				
Cash and cash equivalents	**253.7**	**253.7**	326.4	326.4
Current portion of financial instruments	**6.9**	**6.9**	–	–
Accounts receivable	**279.2**	**279.2**	281.4	281.4
Environmental trust fund	**93.3**	**93.3**	87.8	87.8
Investments	**473.0**	**473.0**	312.7	312.7
Financial liabilities				
Accounts payable	**611.6**	**611.6**	451.9	451.9
Current portion of borrowings	**60.5**	**63.3**	49.7	49.7
Current portion of financial instruments	**–**	**–**	10.8	10.8
Borrowings	**814.2**	**814.2**	913.8	914.4

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Accounts receivable, accounts payable and cash and cash equivalents

The carrying amounts approximate fair values due to the short maturity of these instruments.

Investments, environmental trust fund and long- and short-term liabilities

The fair value of publicly traded instruments is based on quoted market values. The environmental trust fund is stated at fair value based on the nature of the fund's investments. The fair value of short-term and long-term borrowings approximates their carrying amount as the impact of credit risk is included in the measurement of carrying amounts.

Financial instruments

The fair value of financial instruments is estimated based on ruling market prices, volatilities and interest rates at 30 June 2008. All derivatives are carried on the balance sheet at fair value.

Notes to the consolidated financial statements continued

35. RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, interest rate, liquidity, equity price and credit risk. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Controlling and managing risk in the Group

Gold Fields has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by Gold Fields' Board of Directors. Management of financial risk is centralised at Gold Fields' treasury department, which acts as the interface between Gold Fields' operations and counterparty banks. The treasury department manages financial risk in accordance with the policies and procedures established by the Gold Fields Board of Directors and Executive Committee. Gold Fields' Audit Committee has approved dealing limits for money market, foreign exchange and commodity transactions, which Gold Fields' treasury department is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as indicating counterparty credit related limits. The dealing exposure and limits are checked and controlled each day and reported to the Chief Financial Officer.

The objective of Treasury is to manage all financial risks arising from the Groups' business activities in order to protect profit and cash flows. Treasury activities of Gold Fields Limited and its subsidiaries (the Group) are guided by the Treasury Policy, the Treasury Framework as well as domestic and international financial market regulations. Treasury activities are currently performed within the Treasury Framework with appropriate resolutions from the Board of Gold Fields Limited, which are reviewed and approved annually by the Audit Committee.

The financial risk management objectives of the Group are defined as follows:

Liquidity risk management: The objective is to ensure that the Group is able to meet its short-term commitments through the effective and efficient usage of credit facilities.

Currency risk management: The objective is to maximise the Group's profits by minimising currency fluctuations.

Funding risk management: The objective is to meet funding requirements timeously and at competitive rates by adopting reliable liquidity management procedures.

Investment risk management: The objective is to achieve optimal returns on surplus funds.

Interest rate risk management: The objective is to identify opportunities to prudently manage interest rate exposures.

Counterparty exposure: The objective is to only deal with approved counterparts that are of a sound financial standing and who have an official credit rating. The Group is limited to a maximum investment of between 4 and 5 per cent of the financial institution's equity, which is dependent on the institution's credit rating. This credit rating is Fitch Ratings' short-term credit rating for financial institutions.

Commodity price risk management: Commodity risk management takes place within limits and with counterparts as approved in the Treasury Framework.

Operational risk management: The objective is to implement controls to adequately mitigate the risk of error and/or fraud.

Banking relations management: The objective is to maintain relationships with credible financial institutions and ensure that all contracts and agreements related to risk management activities are co-ordinated and consistent throughout the Group and that they comply where necessary with all relevant regulatory and statutory requirements.

35. RISK MANAGEMENT ACTIVITIES (continued)

Credit risk

Credit risk represents risk that an entity will suffer a financial loss due to the other party of a financial instrument not discharging its obligation.

The Group has reduced its exposure to credit risk by dealing with a number of counterparties. The Group approves these counterparties according to its risk management policy and ensures that they are of good credit quality.

Accounts receivable are reviewed on a regular basis and a provision for impairment is raised when they are not considered recoverable.

The combined maximum credit risk exposure of the Group is as follows:

	SA Rands		US Dollars	
	2008	2007	**2008**	2007
On balance sheet				
Derivative financial instruments	**55.5**	–	**6.9**	–
Investments	**22.4**	34.5	**2.8**	4.8
Non-current assets	**746.7**	627.7	**93.3**	87.8
Trade and other receivables	**993.3**	1,237.5	**124.3**	173.1
Cash and cash equivalents	**2,029.2**	2,334.0	**253.7**	326.4
Off balance sheet				
Guarantees	**270.9**	236.0	**33.9**	33.0

Trade debtors mainly comprise banking institutions purchasing gold bullion. Normal terms are two working days. These debtors are in a sound financial position and no impairment has been recognised.

Other receivables that are past due but not impaired total R29.2 million (2007: R30.2 million). As of 30 June 2008, other receivables of R37.3 million (2007: R14.7 million) are considered impaired and are provided for.

Concentration of credit risk on cash and cash equivalents and non-current assets is considered minimal due to the abovementioned investment risk management and counterparty exposure risk management policies.

Liquidity risk

In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group's normal and contingency funding requirements.

Financial Statements

Notes to the consolidated financial statements continued

FOR THE YEAR ENDED 30 JUNE 2008

35. RISK MANAGEMENT ACTIVITIES (continued)

The following are the contractually due undiscounted cash flows resulting from maturities of all financial liabilities, including interest payments:

	Within one year R million	Between one and five years R million	After five years R million	Total R million
2008				
Trade payables	**4,123.3**	**–**	**–**	**4,123.3**
Borrowings				
– US$ borrowings				
– Capital	**96.0**	**4,600.0**	**600.0**	**5,296.0**
– Interest	**196.5**	**455.9**	**43.8**	**696.2**
– ZAR borrowings				
– Capital	**484.2**	**1,210.4**	**–**	**1,694.6**
– Interest	**17.9**	**399.1**	**–**	**417.0**
Financial instruments				
– Contractual outflow	**2,495.6**	**–**	**–**	**2,495.6**
– Inflow if US$ were to be sold	**(2,544.0)**	**–**	**–**	**(2,544.0)**
Bank overdraft	**21.9**	**–**	**–**	**21.9**
Total	**4,891.4**	**6 665.4**	**643.8**	**12,200.6**
2007				
Trade payables	3,230.3	–	–	3,230.3
Borrowings				
– US$ borrowings				
– Capital	–	5,480.3	567.5	6,047.9
– Interest	352.0	1,092.3	91.8	1,536.1
– ZAR borrowings				
– Capital	368.1	496.9	–	865.0
– Interest	62.7	17.9	–	80.6
Financial instruments				
– Contractual outflow	4,036.6	–	–	4,036.6
– Inflow if US$ were to be sold	(3,938.6)	–	–	(3,938.6)
Bank overdraft	23.9	–	–	23.9
Total	4,135.0	7,087.4	659.3	11,881.7

Notes:

(1) Spot Rate: R8.00 = US$1.00 (2007: R7.15 = US$1.00)

(2) US$ borrowings – Spot LIBOR (1 month fix) rate adjusted by specific facility agreement: 2.4819 per cent. (2007: 5.5000 per cent)

(3) ZAR borrowings excluding Mvela loan (note 22) – Spot Prime rate adjusted by specific facility agreement: 15.50 per cent. (2007: No Prime related borrowings)

(4) Financial instruments relate to the US$/Rand forward cover purchased (note 19). It is anticipated that the cover will be extended until repayment of the loan facility. The inflow is based on the Spot Rate R8.00 = US$1.00. (2007: R7.15 = US$1.00)

35. RISK MANAGEMENT ACTIVITIES (continued)

	Within one year US$ million	Between one and five years US$ million	After five years US$ million	Total US$ million
2008				
Trade payables	515.4	–	–	515.4
Borrowings				
– US$ borrowings				
– Capital	12.0	575.0	75.0	662.0
– Interest	24.6	57.0	5.5	87.0
– ZAR borrowings				
– Capital	60.5	151.3	–	211.8
– Interest	2.2	49.9	–	52.1
Financial instruments				
– Contractual outflow	312.0	–	–	312.0
– Inflow if US$ were to be sold	(318.0)	–	–	(318.0)
Bank overdraft	2.7	–	–	2.7
Total	**611.4**	**833.2**	**80.5**	**1 525.1**
2007				
Trade payables	451.9	–	–	451.9
Borrowings				
– US$ borrowings				
– Capital	–	766.5	79.4	845.9
– Interest	49.2	152.8	12.8	214.8
– ZAR borrowings				
– Capital	51.5	69.5	–	121.0
– Interest	8.8	2.5	–	11.3
Financial instruments				
– Contractual outflow	564.6	–	–	564.6
– Inflow if US$ were to be sold	(550.9)	–	–	(550.9)
Bank overdraft	3.3	–	–	3.3
Total	**578.4**	**991.3**	**92.2**	**1,661.9**

Notes:

(1) Spot Rate: R8.00 = US$1.00 (2007: R7.15 = US$1.00)

(2) US$ borrowings – Spot LIBOR (1 month fix) rate adjusted by specific facility agreement: 2.4819 per cent. (2007: 5.5000 per cent)

(3) ZAR borrowings excluding Mvela loan (note 22) – Spot Prime rate adjusted by specific facility agreement: 15.50 per cent. (2007: No Prime related borrowings)

(4) Financial instruments relate to the US$/Rand forward cover purchased (note 19). It is anticipated that the cover will be extended until repayment of the loan facility. The inflow is based on the Spot Rate R8.00 = US$1.00. (2007: R7.15 = US$1.00)

Market risk

Gold Fields is exposed to market risks, including foreign currency, commodity price, equity securities price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Gold Fields may enter into derivative financial instruments to manage some of these exposures.

Financial Statements

Notes to the consolidated financial statements continued

35. RISK MANAGEMENT ACTIVITIES (continued)

IFRS 7 Sensitivity analysis

IFRS 7 requires sensitivity analysis that shows the effects of hypothetical changes of relevant risk variables on profit and loss or shareholders' equity. The Group is exposed to commodity price, currency, interest rate and equity price risks. The effects are determined by relating the hypothetical change in the risk variable to the balance of financial instruments at year end date.

The amounts generated from the sensitivity analyses below are forward-looking estimates of market risks assuming certain adverse or favourable market conditions occur. Actual results in the future may differ materially from those projected results and therefore should not be considered a projection of likely future events and gains/losses.

Foreign currency sensitivity

General and policy

In the ordinary course of business, Gold Fields enters into transactions, such as gold sales, denominated in foreign currencies, primarily US dollars. In addition, Gold Fields has investments and indebtedness in US and Australian dollars. Although this exposes Gold Fields to transaction and translation exposure from fluctuations in foreign currency exchange rates, Gold Fields does not generally hedge this exposure, although it may do so in specific circumstances, such as financing projects or acquisitions. Also, Gold Fields on occasion undertakes currency hedging to take advantage of favourable short-term fluctuations in exchange rates when management believes exchange rates are at unsustainably high levels.

Gold Fields' revenues and costs are very sensitive to the Rand/U.S. dollar exchange rate because revenues are generated using a gold price denominated in US dollars, while costs of the South African operations are incurred principally in rand. Depreciation of the rand against the US dollar reduces Gold Fields' average costs when they are translated into US dollars, thereby increasing the operating margin of the South African operations. Conversely, appreciation of the rand results in South African operating costs increasing when translated into US dollars, resulting in lower operating margins. The impact on profitability of changes in the value of the rand against the US dollar can be substantial.

Currency risk only exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. Differences resulting from the translation of financial statements into the Group's presentation currency are not taken into account.

Foreign currency hedging experience

On 27 July 2007 and 4 October 2007 US dollars/rand forward cover of US$40 million and US$50 million was purchased respectively to hedge future investments in Orogen, a 100 per cent owned subsidiary. In January 2008, the Board approved the funding of the balance of the Cerro Corona Capital Project from available offshore facilities. As a result of this decision, the forward cover of US$40 million and US$50 million was cancelled for the respective dates of 30 April 2008 and 22 April 2008. A net profit of R84.8 million was recognised on the closure of the contracts.

As a result of the draw down under the then bridge loan facility to settle the close-out of the old Western Areas gold derivative structure, US dollars/rand forward cover was purchased during the March 2007 quarter for the amount of US$550.8 million for settlement 6 August 2007, at an average forward rate of R7.3279/US$. Subsequent to this date the bridge loan facility was refinanced with the split-tenor revolving credit facility on 21 May 2007 and the cover has been extended for periods between one and three months throughout the year. The forward cover was also reduced with the partial repayments of US$60.8 million and US$172 million against the loan on 6 December 2007 and 31 December 2007 respectively. The balance of the US$318 million forward cover was extended on 6 June 2008 to 7 July 2008 at a rate of R7.8479/US$, based on an average spot rate of R7.7799/US$. For accounting purposes, this forward cover has been designated as a hedging instrument. As a result the gains and losses on the forward cover have been accounted for under gain/(loss) on foreign exchange along with gains and losses on the underlying loan that has been hedged. The forward cover points have been accounted for as part of interest.

The balance of the US dollar borrowings as disclosed in note 22 are held by subsidiaries that have a US dollar functional currency and as a result have no exposure to changes in foreign currency.

35. RISK MANAGEMENT ACTIVITIES (continued)

Foreign currency contract position

As of 30 June 2008, Gold Fields' foreign currency contract position was as follows:

US dollar/rand	Year ended 30 June	
	2008	2007
Forward exchange contracts:		
Amount (US dollars) – 000's	**318,000**	550,800
Average forward rate (R/US$)	**7.8479**	7.3279

Foreign currency sensitivity analysis

A sensitivity analysis of Gold Fields' foreign currency exposure as of 30 June 2008 is set forth below. Major non-derivative monetary financial instruments, except for ones disclosed in the table below, are denominated in the applicable functional currency. Exchange rate fluctuations therefore do not have an effect on profit and loss or shareholders' equity. Non-interest bearing securities or equity instruments held are of a non-monetary nature and therefore are not exposed to currency risk as defined in IFRS 7.

	R/US$[1] exchange rate as of 30 June					
Sensitivity to R/US$[2] exchange rates	**-10.0%** **R million**	**-7.5%** **R million**	**-5.0%** **R million**	**5.0%** **R million**	**7.5%** **R million**	**10.0%** **R million**
2008						
Borrowings under the split-tenor revolving credit facility by GF Operations	**(254.4)**	**(190.8)**	**(127.2)**	**127.2**	**190.8**	**254.4**
Forward cover	**254.4**	**190.8**	**127.2**	**(127.2)**	**(190.8)**	**(254.4)**
Change in finance expense [3]	**–**	**–**	**–**	**–**	**–**	**–**
2007						
Borrowings under the split-tenor revolving credit facility by GF Operations	(393.8)	(295.4)	(196.9)	196.9	295.4	393.8
Forward cover	393.8	295.4	196.9	(196.9)	(295.4)	(393.8)
Change in finance expense [3]	–	–	–	–	–	–

Notes:
[1] "+" and "-" designate the strengthening and weakening of the rand against the US dollar.
[2] Spot rate: R8.00 = US$1.00 (2007: R7.15 = US$1.00)
[3] For accounting purposes, this forward cover has been designated as a hedging instrument. As a result the gains and losses on the forward cover have been accounted for under gain/(loss) on foreign exchange along with gains and losses on the underlying loan that has been hedged.

	R/US$[1] exchange rate as of 30 June					
Sensitivity to R/US$[2] exchange rates	**-10.0%** **US$ million**	**-7.5%** **US$ million**	**-5.0%** **US$ million**	**5.0%** **US$ million**	**7.5%** **US$ million**	**10.0%** **US$ million**
2008						
Borrowings under the split-tenor revolving credit facility by GF Operations	**(35.0)**	**(26.2)**	**(17.5)**	**17.5**	**26.2**	**35.0**
Forward cover	**35.0**	**26.2**	**17.5**	**(17.5)**	**(26.2)**	**(35.0)**
Change in finance expense [3]	**–**	**–**	**–**	**–**	**–**	**–**
2007						
Borrowings under the split-tenor revolving credit facility by GF Operations	(54.7)	(41.0)	(27.3)	27.3	41.0	54.7
Forward cover	54.7	41.0	27.3	(27.3)	(41.0)	(54.7)
Change in finance expense [3]	–	–	–	–	–	–

Notes:
[1] "+" and "-" designate the strengthening and weakening of the rand against the US dollar.
[2] Spot rate: R8.00 = US$1.00 (2007: R7.15 = US$1.00)
[3] For accounting purposes, this forward cover has been designated as a hedging instrument. As a result the gains and losses on the forward cover have been accounted for under gain/(loss) on foreign exchange along with gains and losses on the underlying loan that has been hedged.

Financial Statements

Notes to the consolidated financial statements continued

35. RISK MANAGEMENT ACTIVITIES (continued)

A sensitivity analysis of the mark-to-market valuations of Gold Fields' foreign currency contracts is set forth below.

Sensitivity to R/US$[1] exchange rates	R/US$ [1] exchange rate as of 30 June						
	-10.0% R million	-7.5% R million	-5.0% R million	Spot(2) R million	5.0% R million	7.5% R million	10.0% R million
2008 Financial instruments (Marked to market forwards)	**310.2**	**246.6**	**183.0**	**55.5**	**(71.4)**	**(135.0)**	**(198.6)**
2007 Financial instruments (Marked to market forwards)	316.0	217.6	119.1	(77.0)	(274.7)	(373.2)	(471.6)

Notes:
[1] "+" and "-" designate the strengthening and weakening of the rand against the U.S. dollar.
[2] Spot rate: R8.00 = US$1.00 (2007: R7.15 = US$1.00)

Sensitivity to R/US$ [1] exchange rates	R/US$ [1] exchange rate as of 30 June						
	-10.0% US$ million	-7.5% US$ million	-5.0% US$ million	Spot [2] US$ million	5.0% US$ million	7.5% US$ million	10.0% US$ million
2008 Financial instruments (Marked to market forwards)	**38.8**	**30.8**	**22.9**	**6.9**	**(8.9)**	**(16.9)**	**(24.8)**
2007 Financial instruments (Marked to market forwards)	44.2	30.4	16.7	(10.8)	(38.4)	(52.2)	(66.0)

Notes:
[1] "+" and "-" designate the strengthening and weakening of the rand against the U.S. dollar.
[2] Spot rate: R8.00 = US$1.00 (2007: R7.15 = US$1.00)

Sensitivity to Rand interest rates	Weighted average Rand interest rate as of 30 June						
	-1.5% R million	-1.0% R million	-0.5% R million	Spot[1] R million	0.5% R million	1.0% R million	1.5% R million
2008 Financial instruments (Marked to market forwards)	**54.4**	**54.8**	**55.3**	**55.5**	**56.2**	**56.7**	**57.1**
2007 Financial instruments (Marked to market forwards)	(70.7)	(73.1)	(75.4)	(77.0)	(80.2)	(82.5)	(84.9)

Notes:
[1] Spot rand interest rate: 11.69 per cent (2007:8.95 per cent)

Sensitivity to Rand interest rates	Weighted average Rand interest rate as of 30 June						
	-1.5% US$ million	-1.0% US$ million	-0.5% US$ million	Spot[1] US$ million	0.5% US$ million	1.0% US$ million	1.5% US$ million
2008 Financial instruments (Marked to market forwards)	**6.8**	**6.9**	**6.9**	**6.9**	**7.0**	**7.1**	**7.1**
2007 Financial instruments (Marked to market forwards)	(9.9)	(10.2)	(10.6)	(10.8)	(11.2)	(11.5)	(11.9)

Notes:
[1] Spot rand interest rate: 11.69 per cent (2007:8.95 per cent)

35. RISK MANAGEMENT ACTIVITIES (continued)

	Weighted average US Dollar interest rate as of 30 June						
Sensitivity to US Dollar interest rates	**-1.5%** **R million**	**-1.0%** **R million**	**-0.5%** **R million**	**Spot[1]** **R million**	**0.5%** **R million**	**1.0%** **R million**	**1.5%** **R million**
2008 Financial instruments (Marked to market forwards)	**57.1**	**56.7**	**56.2**	**55.5**	**55.3**	**54.8**	**54.4**
2007 Financial instruments (Marked to market forwards)	(84.9)	(82.5)	(80.2)	(77.0)	(75.4)	(73.1)	(70.7)

Notes:

[1] Spot US dollar interest rate: 2.69 per cent (2007: 5.50 per cent)

	Weighted average US Dollar interest rate as of 30 June						
Sensitivity to US Dollar Interest rates	**-1.5%** **US$ million**	**-1.0%** **US$ million**	**-0.5%** **US$ million**	**Spot[1]** **US$ million**	**0.5%** **US$ million**	**1.0%** **US$ million**	**1.5%** **US$ million**
2008 Financial instruments (Marked to market forwards)	**7.1**	**7.1**	**7.0**	**6.9**	**6.9**	**6.9**	**6.8**
2007 Financial instruments (Marked to market forwards)	(11.9)	(11.5)	(11.2)	(10.8)	(10.6)	(10.2)	(9.9)

Notes:

[1] Spot US dollar interest rate: 2.69 per cent (2007: 5.50 per cent)

Commodity price sensitivity

General

Gold

The market price of gold has a significant effect on the results of operations of Gold Fields, the ability of Gold Fields to pay dividends and undertake capital expenditures, and the market price of Gold Fields' ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which Gold Fields does not have any control. The aggregate effect of these factors on the gold price, all of which are beyond the control of Gold Fields, is impossible for Gold Fields to predict.

Oil

The market price of oil has a significant effect on the results of the offshore operations of Gold Fields. The offshore operations consume large quantities of diesel in the running of their mining fleets. Oil prices have historically fluctuated widely and are affected by numerous factors over which Gold Fields does not have any control.

Commodity price hedging policy

Gold

Generally, Gold Fields does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production. On an exceptional basis, Gold Fields may consider gold hedging arrangements in one or more of the following circumstances:
- to protect cash flows at times of significant expenditure;
- for specific debt-servicing requirements; and
- to safeguard the viability of higher cost operations.

To the extent that it enters into commodity hedging arrangements, Gold Fields seeks to use different counterparty banks consisting of local and international banks to spread risk. None of the counterparties is affiliated with, or a related party of, Gold Fields.

Oil

Generally Gold Fields does not enter into derivatives or other hedging arrangements to establish a price in advance for future oil consumption. However, where oil prices are expected to increase in the short to medium-term, Gold Fields may consider hedging the oil price in order to protect itself against the adverse cost effects of a material increase in the oil price.

Financial Statements

Notes to the consolidated financial statements continued

35. RISK MANAGEMENT ACTIVITIES (continued)

Commodity price hedging experience

Gold

As part of the acquisition of Western Areas, Gold Fields acquired Western Areas' gold derivative structure, which consisted of put and call options as well as deferred premium. The Western Areas Limited gold derivative structure was closed out on 24 January 2007, by purchasing 1.005 million ounces of gold, which was the net delta of the structure, at a total cost of R3,844.3 million (US$527.8 million), net of maturities scheduled for the end of January 2007, for settlement 30 January 2007.

Oil

On 28 June 2007 Gold Fields Ghana Holdings (BVI) Limited purchased a three month Asian style (average monthly price) call option in respect of 15.0 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$0.3 million, paid upfront, at a strike price of US$0.5572 per litre. On 20 August 2007 Gold Fields Ghana Holdings (BVI) Limited purchased a further three month Asian style call option in respect of 15.0 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$0.4 million, paid upfront, at a strike price of US$0.5572 per litre.

During fiscal 2007 Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 58.8 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$2.5 million, paid upfront, at a strike price of US$0.5716 per litre. This equated to US$73.89 per barrel brent crude and US$0.5371 per litre IPE Gasoil. The call option expired on 30 June 2007. At the end of fiscal 2007 this option had a marked to market value of US$nil and a loss of R18 million (US$2.5 million) was accounted for in fiscal 2007.

Commodity price contract position

As of the end of fiscal 2008, Gold Fields did not have any commodity price hedging contracts outstanding.

Equity securities price risk

General

The Group is exposed to equity securities price risk because of investments held by the Group which are classified as available-for-sale. To manage its price risk arising from investments in equity securities , the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with limits set by the Group.

The Group's equity investments are publicly traded and are listed on one of the following exchanges:
• Johannesburg Stock Exchange
• Toronto Stock Exchange
• Australian Stock Exchange
• London Stock Exchange

The table below summarises the impact of increases/decreases of the exchanges on the Group's shareholders' equity in case of shares and the Group's profit and loss in case of options and warrants. The analysis is based on the assumption that the share prices quoted on the exchange have increased/decreased with all other variables held constant and the Group's investments moved according to the historical correlation with the index.

Equity investments – Shares	Increase/(decrease) in equity price at 30 June			
Sensitivity to equity security price	**-10.0%** **R million**	**-5.0%** **R million**	**5.0%** **R million**	**10.0%** **R million**
2008 Increase/(decrease) in shareholders' equity	**(354.0)**	**(177.0)**	**177.0**	**354.0**
2007 Increase/(decrease) in shareholders' equity	(184.6)	(92.3)	92.3	184.6

Equity investments – Shares	Increase/(decrease) in equity price at 30 June			
Sensitivity to equity security price	**-10.0%** **US$ million**	**-5.0%** **US$ million**	**5.0%** **US$ million**	**10.0%** **US$ million**
2008 Increase/(decrease) in shareholders' equity	**(44.3)**	**(22.1)**	**22.1**	**44.3**
2007 Increase/(decrease) in shareholders' equity	(25.8)	(12.9)	12.9	25.8

Notes:
[1] Spot rate: R8.00 = US$1.00 (2007: R7.15 = US$1.00)

Equity investments – Options and warrants	Increase/(decrease) in equity price at 30 June			
Sensitivity to equity security price	**-10.0%** **R million**	**-5.0%** **R million**	**5.0%** **R million**	**10.0%** **R million**
2008 Increase/(decrease) in profit and loss	–	–	–	–
2007 Increase/(decrease) in profit and loss	(22.7)	(14.5)	8.2	19.0

Equity investments – Options and warrants	Increase/(decrease) in equity price at 30 June			
Sensitivity to equity security price	**-10.0%** **US$ million**	**-5.0%** **US$ million**	**5.0%** **US$ million**	**10.0%** **US$ million**
2008 Increase/(decrease) in profit and loss	–	–	–	–
2007 Increase/(decrease) in profit and loss	(3.2)	(2.0)	1.1	2.7

Notes:
[1] Spot rate: R7.15 = US$1.00

There were no outstanding options and warrants at 30 June 2008.

Interest price sensitivity

General

As Gold Fields has no significant interest bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates. Gold Fields' interest rate risk arises from long-term borrowings.

As of 30 June 2008, Gold Fields' long-term indebtedness amounted to R6,513.9 million (2007: R6,533.7 million). Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances as in the case of the Mvelaphanda Transaction. Under the Mvela Loan, GFIMSA pays Mvela interest, semi-annually and at a fixed rate of 10.57 per cent per annum. Refer to note 22 for all the borrowings and the relevant interest rates per facility.

Notes to the consolidated financial statements continued

35. RISK MANAGEMENT ACTIVITIES (continued)

Interest rate sensitivity analysis

The portion of Gold Fields' interest bearing debt at year end that is exposed to interest rate fluctuations is R6,494.4 million (2007: R6,049.5 million). This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period. The remainder of the debt is either short-term (less than three months total tenor) or bears interest at a fixed rate.

R5,284.0 million (2007: R6,036.8 million) of the total debt at year end is exposed to changes in the LIBOR rate and R1,210.4 million (2007: R12.7 million) is exposed to the South African Prime (Prime) interest rate. The relevant interest rates for each facility are described in note 22.

The table below summarises the effect of a change in finance expense on the Group's profit and loss had LIBOR and Prime differed as indicated. The analysis is based on the assumption that the applicable interest rate increased/ decreased with all other variables held constant. All financial instruments with fixed interest rates that are carried at amortised cost are not subject to the interest rate sensitivity analysis.

	Change in interest expense for interest rate changes as of 30 June					
Sensitivity to interest rates	**-1.5%** R million	**-1.0%** R million	**-0.5%** R million	**0.5%** R million	**1.0%** R million	**1.5%** R million
2008						
Sensitivity to LIBOR interest rates	**(52.5)**	**(35.0)**	**(17.5)**	**17.5**	**35.0**	**52.5**
Sensitivity to Prime interest rates	**(11.7)**	**(7.8)**	**(3.9)**	**3.9**	**7.8**	**11.7**
Change in finance expense	**(64.2)**	**(42.8)**	**(21.4)**	**21.4**	**42.8**	**64.2**
2007						
Sensitivity to LIBOR interest rates	(90.8)	(60.1)	(30.0)	30.0	60.1	90.8
Sensitivity to Prime interest rates	–	–	–	–	–	–
Change in finance expense	(90.8)	(60.1)	(30.0)	30.0	60.1	90.8

Notes:
[1] Spot rate: R8.00 = US$1.00 (2007: R7.15 = US$1.00)

	Change in interest expense for interest rate changes as of 30 June					
Sensitivity to interest rates	**-1.5%** US$ million	**-1.0%** US$ million	**-0.5%** US$ million	**0.5%** US$ million	**1.0%** US$ million	**1.5%** US$ million
2008						
Sensitivity to LIBOR interest rates	**(7.2)**	**(4.8)**	**(2.4)**	**2.4**	**4.8**	**7.2**
Sensitivity to Prime interest rates	**(1.6)**	**(1.1)**	**(0.5)**	**0.5**	**1.1**	**1.6**
Change in finance expense	**(8.8)**	**(5.9)**	**(2.9)**	**2.9**	**5.9**	**8.8**
2007						
Sensitivity to LIBOR interest rates	(12.7)	(8.4)	(4.2)	4.2	8.4	12.7
Sensitivity to Prime interest rates	–	–	–	–	–	–
Change in finance expense	(12.7)	(8.4)	(4.2)	4.2	8.4	12.7

Notes:
(1) Spot rate: R8.00 = US$1.00 (2007: R7.15 = US$1.00)

Mvela transaction – Right of Exchange

In terms of the Right of Exchange, Mvelaphanda Gold (Pty) Limited (Mvela) and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that will be issued by Gold Fields following the exercise of the Right of Exchange is 45 million and 55 million respectively. The marked to market value of the cap and floor issued by Gold Fields was a negative R21.0 million (US$2.9 million) as at 30 June 2007.

On 17 March 2008, Gold Fields and Mvela decided that Mvela will receive a fixed 50 million Gold Fields shares if and when Mvela's future stake of 15 per cent in GFIMSA is exchanged at the instance of either Gold Fields or Mvela, for shares in Gold Fields.

36. CAPITAL MANAGEMENT

The primary objective of managing the Group's capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that

- Optimises the cost of capital;
- Maximises shareholders' returns: and
- Ensures that the Group remains in a sound financial position.

There were no changes to the Group's overall capital management approach during the current year.

The Group manages and makes adjustments to the capital structure as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. Opportunities in the market are also monitored closely to ensure that the most efficient funding solutions are implemented.

The Group monitors capital using a gearing ratio, which is defined as net debt divided by shareholders' equity. While the Group does not set absolute limits on the ratio, the Group believes a ratio of between 10 per cent and 25 per cent is optimal.

Figures in millions	2008	2007
SA rand		
Borrowings	6,998.1	6,889.1
Cash and cash equivalents	2,007.3	2,310.1
Net debt	4,990.8	4,579.0
Total shareholders' equity	42,561.2	37,106.3
Gearing ratio	12%	12%
US dollars		
Borrowings	874.7	963.5
Cash and cash equivalents	250.9	323.1
Net debt	623.8	640.4
Total shareholders' equity	5,320.1	5,189.7
Gearing ratio	12%	12%

37. RELATED PARTY TRANSACTIONS

None of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields, their families, had any interest, direct or indirect, in any transaction during the last two fiscal years or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, other than as stated below.

Mvelaphanda transaction

On 8 March 2004, shareholders of both Gold Fields Limited (Gold Fields) and Mvelaphanda Resources Limited (Mvela Resources) voted decisively in favour of all shareholder resolutions necessary to implement the transaction in terms of which Mvelaphanda Gold (Proprietary) Limited (Mvela), a wholly owned subsidiary of Mvela Resources, will acquire a 15 per cent beneficial interest in the South African gold mining assets of Gold Fields, including the world-class Beatrix, Driefontein and Kloof mines, for a cash consideration of R4 139 million. All conditions precedent to the transaction were fulfilled following the completion by Mvela Resources of a domestic and international private placement on 15 March 2004.

In terms of the Right of Exchange, Mvela and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that would be issued by Gold Fields following the exercise of the Right of Exchange is 45 million and 55 million respectively.

On 17 March 2008, Gold Fields and Mvela decided that Mvela will receive a fixed 50 million Gold Fields shares if and when Mvela's future stake of 15 per cent in GFIMSA is exchanged at the instance of either Gold Fields or Mvela, for shares in Gold Fields.

Following completion of the private placement Mvela advanced a loan of R4 139 million (the GFIMSA Loan) to GFI Mining South Africa (Pty) Limited (GFIMSA), a wholly owned subsidiary of Gold Fields, on 17 March 2004. This loan was financed by way of commercial bank debt of approximately R1 349 million, mezzanine finance of R1 100 million (which includes R200 million of redeemable preference shares in Micawber 325 (Pty) Limited subscribed for by Gold Fields) and the balance of approximately R1 690 million raised by the Mvela Resources private placement, (which includes R100 million of equity in Mvela Resources subscribed for by Gold Fields as part of the above private placement). At the end of five years, the GFIMSA loan will be repaid and Mvela will subscribe for 15 per cent of the share capital of GFIMSA.

Notes to the consolidated financial statements continued

37. RELATED PARTY TRANSACTIONS (continued)

The proceeds of the GFIMSA Loan have been applied towards settling R4.1 billion of the R4.7 billion payable by GFIMSA to Beatrix Mining Ventures Limited, Driefontein Consolidated (Pty) Limited and Kloof Gold Mining Company Limited following implementation of the internal reorganisation pursuant to which GFIMSA has acquired the gold mining assets of these companies as well as ancillary assets.

Gold Fields believes that this transaction satisfies the 15 per cent Historically Disadvantaged South African ownership requirements of the scorecard attached to the Broad Based Socio-Economic Mining Scorecard for the South African mining industry and looks forward, following implementation of this landmark BEE transaction, to working with Mvela Resources to satisfy the other requirements of the scorecard.

In terms of the transaction, and in furthering its empowerment objectives, Mvela appointed two nominees out of a maximum of seven to the GFIMSA board, and has appointed two members to each of GFIMSA's Operations Committee and Transformation Committee, which latter committee will be established to monitor compliance with the Mining Charter and other transformation objectives.

New Africa Mining Fund

John G Hopwood, a non-executive director of Gold Fields Limited, is a Trustee of New Africa Mining Fund and is the Chairman of the New Africa Mining Fund Investment Committee. Gold Fields has been instrumental in the formation of the New Africa Mining Fund and is a significant investor in the fund. The fund has as its objectives the promotion of black economic empowerment and the transformation of the South African mining industry by facilitating junior mining projects.

As at 30 June 2008 Gold Fields Limited has contributed R31.4 million (2007: net R20.7 million) and has provided a commitment to fund R50.0 million.

ABSA

Gill Marcus, a non-executive director of Gold Fields Limited, is the Chairperson of ABSA Group Limited and ABSA Bank Limited. Gold Fields currently has a R500 million 364 day revolving credit facility with ABSA Capital (a division of ABSA Bank Limited). On 24 August 2007, GFIMSA drew down R250 million under the ABSA Facility. On 25 February 2008 GFIMSA drew down an additional R250 million. On 24 June 2008 the R500 million was repaid in full.

On 30 January 2008, GFIMSA, Gold Fields Operations, Gold Fields Orogen Holding (BVI) Limited and GFL Mining Services Limited entered into a R1 billion 364-day revolving credit facility with ABSA Capital, a division of ABSA Bank Limited. No amounts were drawn on this facility at 30 June 2008.

Mvelaphanda Resources Limited

Tokyo MG Sexwale, a non-executive director of Gold Fields until 2 November 2007, was an executive director on the board of Mvelaphanda Resources Limited (Mvela Resources). On 10 July 2002, Gold Fields announced that it had granted Mvela Resources participation rights of a minimum of 5 per cent and a maximum of 15 per cent in any new Gold Fields precious metals exploration projects in Africa, beginning 1 March 2002. In consideration for the transaction Mvela Resources will issue to Gold Fields options to subscribe for shares in Mvela Resources at a 10 per cent premium to the five day weighted average trading price on the JSE (Securities Exchange South Africa) Limited.

Mvela Resources initially issued Gold Fields options to subscribe for shares with a value of R10.0 million. Thereafter, each year Mvela Resources will issue to Gold Fields options to subscribe for shares with a value equal to half of the amount spent by Gold Fields on the precious metals exploration projects covered by the agreement between the parties during that year. To date Gold Fields has been issued with 4,047,858 options.

During fiscal 2008 Gold Fields exercised 2,672,274 (2007: 1,375,584) of the options and converted them to 2,672,274 (2007: 1,375,584) shares for an additional payment of R85.0 million (2007: R23.3 million).

The term of the agreement is five years. This transaction was approved by Mvela Resources shareholders on 21 August 2002. In addition Mvela Resources will be obligated to pay for its proportional share of the costs of any exploration project it elects to participate in.

On 21 August 2007 the agreement expired in accordance with its terms.

Rand Refinery Limited

GFL Mining Services Limited has an agreement with Rand Refinery Limited, (Rand Refinery), in which Gold Fields holds a 34.9 per cent interest, providing for the refining of substantially all of Gold Fields' South African gold production by Rand Refinery. On 21 November 2000, GFL Mining Services Limited (GFLMS) entered into an agreement with Rand Refinery in terms of which GFLMS acts as agent for Rand Refinery with regard to the sale of a maximum of 50 per cent of Gold Fields' South African gold production. On 1 June 2004,

37. RELATED PARTY TRANSACTIONS (continued)

GFLMS has exercised its right, by giving notice to Rand Refinery, to sell all of Gold Fields' South African gold production with effect from 1 October 2004. Gold Fields Ghana Limited and Abosso Goldfields Limited also have an agreement with Rand Refinery since March 2002 to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines.

Nicholas J Holland, who is the chief executive officer and a director of Gold Fields, has been a director of Rand Refinery since 12 July 2000. As a director of GFLMS, which is a wholly owned subsidiary of Gold Fields, Mr Holland has declared his interest in the contract between Rand Refinery and GFLMS, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with either of GFLMS, Gold Fields Ghana Limited or Abosso Goldfields Limited. Mr Holland signed the agreement with Rand Refinery on behalf of GFLMS.

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past two fiscal years indebted to Gold Fields.

Figures in millions unless otherwise stated

United States Dollars			South African Rand	
2007	2008		2008	2007
		Compensation to key management (Executive Committee)		
4.7	**5.4**	Salaries and other short-term employee benefits	**39.2**	33.7
1.3	**1.7**	Bonus	**12.0**	9.5
1.2	**2.3**	Share-based payments	**16.6**	8.6
7.2	**9.4**		**67.8**	51.8
		38. SEGMENT REPORTING		
		The segment information is shown on pages 194 and 195.		

Company income statement

Figures in millions unless otherwise stated

	Notes	South African Rand 2008	2007
Dividend received		424.9	–
Net interest (paid)/received		(12.2)	0.2
Share-based payments		(4.8)	(89.9)
Amortisation of financial guarantees		73.6	41.3
Foreign exchange loss on revaluation of financial guarantees		(16.6)	(2.5)
Mark-to-market of Mvela Right of Exchange	1	(529.0)	–
Other income		2.5	1.7
Loss before taxation		(61.6)	(49.2)
Taxation	2	3.3	3.1
Loss for the year		**(58.3)**	(46.1)

The accompanying notes form an integral part of these financial statements.

Company balance sheet

AT 30 JUNE 2008



Figures in millions unless otherwise stated

	Notes	South African Rand 2008	2007
ASSETS			
Non-current assets		**27,822.9**	27,177.8
Deferred taxation		**3.3**	–
Investments	4	**27,819.6**	27,177.8
Current asset			
Trade and other receivables		**2.6**	19.1
Total assets		**27,825.5**	27,196.9
EQUITY AND LIABILITIES			
Share capital		**326.6**	326.1
Share premium		**28,210.3**	28,138.1
Reserves		**252.2**	247.4
Accumulated loss		**(2,897.2)**	(1,794.1)
Shareholders' equity per statement		**25,891.9**	26,917.5
Non-current liabilities		**1,219.5**	–
Borrowings	5	**1,219.5**	–
Current liabilities		**714.1**	279.4
Trade and other payables		**0.6**	1.0
Current portion of financial instrument		**529.0**	–
Financial guarantees	6	**172.6**	266.5
Taxation		**11.9**	11.9
Total equity and liabilities		**27,825.5**	27,196.9

The accompanying notes form an integral part of these financial statements.

Company statement of changes in shareholders' equity

FOR THE YEAR ENDED 30 JUNE 2008

Figures in millions unless otherwise stated

	Number of ordinary shares issued	Ordinary share capital	Share premium	Fair value adjustment reserve	Share-based payment reserve	Accumu-lated loss	Total share-holders' equity
South African Rand							
Balance at 30 June 2006	494,824,723	247.4	9,739.9	0.4	157.3	(617.0)	9,528.0
Net loss	–	–	–	–	–	(46.1)	(46.1)
Share-based payments	–	–	–	–	89.9	–	89.9
Dividends	–	–	–	–	–	(1,131.0)	(1,131.0)
Shares issued in connection with capital raising	90,850,000	45.5	10,231.7	–	–	–	10,277.2
Shares issued in connection with the acquisition of subsidiaries	65,098,754	32.5	8,297.1	–	–	–	8,329.6
Transaction costs relating to issue of shares	–	–	(207.4)	–	–	–	(207.4)
Exercise of employee share options	1,384,589	0.7	76.8	–	–	–	77.5
Mark-to-market gain on listed investment	–	–	–	(0.2)	–	–	(0.2)
Balance at 30 June 2007	652,158,066	326.1	28,138.1	0.2	247.2	(1,794.1)	26,917.5
Net loss	–	–	–	–	–	(58.3)	(58.3)
Share-based payments	–	–	–	–	4.8	–	4.8
Dividends	–	–	–	–	–	(1,044.8)	(1,044.8)
Exercise of employee share options	1,042,616	0.5	72.2	–	–	–	72.7
Mark-to-market gain on listed investment	–	–	–	–	–	–	–
Balance at 30 June 2008	**653,200,682**	**326.6**	**28,210.3**	**0.2**	**252.0**	**(2,897.2)**	**25,891.9**

The accompanying notes form an integral part of these financial statements.

Company cash flow statement

FOR THE YEAR ENDED 30 JUNE 2008



Figures in millions unless otherwise stated

	Notes	South African Rand 2008	2007
Cash flows from operating activities		**(594.0)**	(1 135.2)
Cash generated by operations	7	**22.0**	1.7
Interest paid		**(19.5)**	–
Interest received		**7.3**	0.2
Dividends received		**424.9**	–
Change in working capital	8	**16.1**	(5.9)
Cash generated by/(utilised in) operating activities		**450.8**	(4.0)
Tax paid	9	**–**	(0.2)
Net cash generated by/(utilised in) operations		**450.8**	(4.2)
Dividends paid	10	**(1,044.8)**	(1,131.0)
Cash flows from investing activities		**–**	(10,094.0)
Purchase of investments		**–**	(10,094.0)
Cash flows from financing activities		**594.0**	11,229.2
(Advance)/repayment of long-term loan by subsidiary		**(678.7)**	1,082.1
Preference share liability raised		**1,200.0**	–
Proceeds from issue of shares		**72.7**	10,147.1
Net cash		**–**	–
Cash and cash equivalents at beginning of the year		**–**	–
Cash and cash equivalents at end of the year		**–**	–

The accompanying notes form an integral part of these financial statements.

Notes to the company annual financial statements

FOR THE YEAR ENDED 30 JUNE 2008

Figures in millions unless otherwise stated

	South African Rand	
	2008	2007
1. MARK-TO-MARKET OF MVELA RIGHT OF EXCHANGE		
In terms of the Right of Exchange, Mvelaphanda Gold (Pty) Limited (Mvela) and Gold Fields have the right to require the exchange of the GFIMSA shares in return for the issue to Mvela of new ordinary shares in Gold Fields. The minimum and maximum number of Gold Fields shares that would be issued by Gold Fields following the exercise of the Right of Exchange was 45 million and 55 million respectively. On 17 March 2008, Gold Fields and Mvela decided that Mvela will receive a fixed 50 million Gold Fields shares if and when Mvela's future stake of 15 per cent in GFIMSA is exchanged at the instance of either Gold Fields or Mvela, for shares in Gold Fields.		
The fixed contract represents an option to exchange a fixed amount of Gold Fields equity for a fixed amount of a financial asset. The fixed contract meets the definition of a derivative under IAS 39 and has to be marked-to-market at year end.		
Mark-to-market of Mvela Right of Exchange	**(529.0)**	–
Total mark-to-market of Mvela Right of Exchange	**(529.0)**	–
2. TAXATION		
South African current taxation		
– deferred tax	**3.3**	3.1
Total tax	**3.3**	3.1
3. DIVIDENDS		
2007 final dividend of 95 cents per share (2006: 110 cents) declared on 31 July 2007	**619.9**	545.4
2008 interim dividend of 65 cents per share (2007: 90 cents) declared on 9 May 2008	**424.9**	585.6
A final dividend in respect of F2008 of 120 cents per share was approved by the Board of Directors on 31 July 2008. This dividend payable is not reflected in these financial statements.		
No Secondary Tax on Companies is payable on the dividend declared after year end due to sufficient STC credits available in Gold Fields Limited.		
Total dividends	**1,044.8**	1,131.0
4. INVESTMENTS		
Listed		
Cost	**0.3**	0.3
Net unrealised gain on revaluation	**0.2**	0.2
Carrying value	**0.5**	0.5
Market value	**0.5**	0.5
Unlisted		
Carrying value	**18,709.3**	18,746.2
Total listed and unlisted investments	**18,709.8**	18,746.7
Loans	**9,109.8**	8,431.1
Total investments	**27,819.6**	27,177.8

Details of major investments are given on pages 192 and 193

Figures in millions unless otherwise stated

		South African Rand	
		2008	2007
5.	**BORROWINGS**		
	On 24 December 2007 Gold Fields Limited issued R1.2 billion three years and one month non-convertible redeemable preference shares (preference shares). Rand Merchant Bank (RMB) was the only subscriber. The dividend rate payable is a floating rate of up to 61 per cent of Prime. Dividends are rolled up until redemption date. The purpose of the preference shares was to refinance existing facilities.		
	The preference shares mature on 24 January 2011 and have been guaranteed by GFIMSA, Orogen, GF Operations and Gold Fields Holdings Company (BVI) Limited.		
	Preference shares		
	Balance at the beginning of year	**–**	–
	Preference shares issued	**1 200.0**	–
	Preference share interest	**19.5**	–
	Total preference share liability	**1 219.5**	–
6.	**FINANCIAL GUARANTEES**		
	Gold Fields Limited and certain of its subsidiaries have guaranteed all payments and other obligations of GFI Mining South Africa (Pty) Limited, Gold Fields La Cima, Orogen Holdings (BVI) Limited and Gold Fields Operations Limited related to the Mvela loan, the project finance facility and the split-tenor revolving credit facility.		
	Value of unamortised portion of financial guarantees	**172.6**	266.5
	Total financial guarantees	**172.6**	266.5
7.	**CASH GENERATED BY OPERATIONS**		
	Loss for the year	**(58.3)**	(46.1)
	Taxation	**(3.3)**	(3.1)
	Interest paid	**19.5**	–
	Interest received	**(7.3)**	(0.2)
	Dividends received	**(424.9)**	–
	Loss before non-cash items	**(474.3)**	(49.4)
	Non-cash items:		
	Share-based payments	**4.8**	89.9
	Amortisation of financial guarantees	**(73.6)**	(41.3)
	Marked-to-market of Mvela Right of Exchange	**529.0**	–
	Foreign exchange loss on revaluation of financial guarantees	**16.6**	2.5
	Preference share interest	**19.5**	–
	Total cash generated by operations	**22.0**	1.7
8.	**CHANGE IN WORKING CAPITAL**		
	Trade and other receivables	**16.5**	(6.6)
	Trade and other payables	**(0.4)**	0.7
	Total change in working capital	**16.1**	(5.9)

Financial Statements

Notes to the company annual financial statements continued

Figures in millions unless otherwise stated

		South African Rand	
		2008	2007
9.	**TAX PAID**		
	Amount owing at beginning of the year	**(11.9)**	(15.2)
	SA current taxation	**–**	3.1
	Amount owing at end of the year	**11.9**	11.9
	Total tax paid	**–**	(0.2)
10.	**DIVIDENDS PAID**		
	Dividends per statement of shareholders' equity	**1 044.8**	1 131.0
	Total dividends paid	**1 044.8**	1 131.0

11. RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the company is exposed to commodity price, currency, interest rate, liquidity, equity price and credit risk. In order to manage these risks, the company has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Controlling and managing risk in the company

Gold Fields has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by Gold Fields' Board of Directors. Management of financial risk is centralised at Gold Fields' treasury department, which acts as the interface between Gold Fields' operations and counterparty banks. The treasury department manages financial risk in accordance with the policies and procedures established by the Gold Fields Board of Directors and Executive Committee. Gold Fields' Audit Committee has approved dealing limits for money market, foreign exchange and commodity transactions, which Gold Fields' treasury department is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as indicating counterparty credit related limits. The dealing exposure and limits are checked and controlled each day and reported to the chief financial officer.

The objective of Treasury is to manage all financial risks arising from the company's business activities in order to protect profit and cash flows. Treasury activities of Gold Fields Limited are guided by the Treasury Policy, the Treasury Framework as well as domestic and international financial market regulations. Treasury activities are currently performed within the Treasury Framework with appropriate resolutions from the Board of Gold Fields Limited, which are reviewed and approved annually by the Audit Committee.

The financial risk management objectives of the company are defined as follows:

Liquidity risk management: The objective is to ensure that the company is able to meet its short-term commitments through the effective and efficient usage of credit facilities.

Currency risk management: The objective is to maximise the company's profits by minimising currency fluctuations.

Funding risk management: The objective is to meet funding requirements timeously and at competitive rates by adopting reliable liquidity management procedures.

Investment risk management: The objective is to achieve optimal returns on surplus funds.

Interest rate risk management: The objective is to identify opportunities to prudently manage interest rate exposures.

Counterparty exposure: The objective is to only deal with approved counterparts that are of a sound financial standing and who have an official credit rating. The company is limited to a maximum investment of between four and five percent of the financial institutions' equity, which is dependent on the institution's credit rating. This credit rating is Fitch Ratings' short-term credit rating for financial institutions.

Commodity price risk management: Commodity risk management takes place within limits and with counterparts as approved in the Treasury Framework.

Operational risk management: The objective is to implement controls to adequately mitigate the risk of error and/or fraud.

Banking relations management: The objective is to maintain relationships with credible financial institutions and ensure that all contracts and agreements related to risk management activities are co-ordinated and consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements.

Notes to the company annual financial statements

continued



11. RISK MANAGEMENT ACTIVITIES (continued)

Credit risk

Credit risk represents risk that an entity will suffer a financial loss due to the other party of a financial instrument not discharging its obligation.

The company has reduced its exposure to credit risk by dealing with a number of counterparties. The company approves these counterparties according to its risk management policy and ensures that they are of good credit quality.

Accounts receivable are reviewed on a regular basis and a provision for impairment is raised when they are not considered recoverable.

The combined maximum credit risk exposure of the company is as follows:

	SA Rands	
	2008	2007
On balance sheet		
Investments	**9,109.8**	8,431.1
Trade and other receivables	**2.6**	19.1

None of the receivables are past due or impaired.

Liquidity risk

In the ordinary course of business, the company receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the company's normal and contingency funding requirements.

The following are the contractually due undiscounted cash flows resulting from maturities of all financial liabilities, including interest payments:

	Within one year	Between one five years	After five years	Total
	R million	R million	R million	R million
2008				
Trade payables	**0.6**	**–**	**–**	**0.6**
Borrowings				
– Capital	**–**	**1,200.0**	**–**	**1,200.0**
– Interest	**–**	**399.1**	**–**	**399.1**
Total	**0.6**	**1,599.1**	**–**	**1,599.7**

Notes:

(1) ZAR borrowings – Spot Prime rate adjusted by specific facility agreement: 15.50 per cent.

	Within one year	Between one five years	After five years	Total
	R million	R million	R million	R million
2007				
Trade payables	1.0	–	–	1.0
Total	1.0	–	–	1.0

Notes to the company annual financial statements continued

11. RISK MANAGEMENT ACTIVITIES (continued)

Market risk

Gold Fields is exposed to market risks, including foreign currency, commodity price, equity securities price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, Gold Fields may enter into derivative financial instruments to manage some of these exposures.

IFRS 7 Sensitivity analysis

IFRS 7 requires sensitivity analysis that shows the effects of hypothetical changes of relevant risk variables on profit and loss or shareholders' equity. The company is exposed to commodity price, currency, interest rate, liquidity, equity price and credit risks. The effects are determined by relating the hypothetical change in the risk variable to the balance of financial instruments at year end date.

The amounts generated from the sensitivity analyses below are forward-looking estimates of market risks assuming certain adverse or favourable market conditions occur. Actual results in the future may differ materially from those projected results and therefore should not be considered a projection of likely future events and gains/losses.

Interest price sensitivity
General

As Gold Fields has no significant interest bearing assets, the company's income and operating cash flows are substantially independent of changes in market interest rates. Gold Fields' interest rate risk arises from long-term borrowings.

As of 30 June 2008, Gold Fields' long-term indebtedness amounted to R1,219.5 million (2007: nil). Gold Fields generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.

Interest rate sensitivity analysis

The portion of Gold Fields interest bearing debt at year-end that is exposed to interest rate fluctuations in prime interest rate is R1,219.5 million (2007: nil).

The table below summarises the effect of a change in finance expense on the company's profit and loss had Prime differed as indicated. The analysis is based on the assumption that the applicable interest rate increased/decreased with all other variables held constant.

Sensitivity to interest rates	Change in interest expense for interest rate changes as of 30 June					
	-1.5% R million	-1.0% R million	-0.5% R million	0.5% R million	1.0% R million	1.5% R million
2008 Change in finance expense	2.0	1.3	0.7	(0.7)	(1.3)	(2.0)
2007 Change in finance expense	–	–	–	–	–	–

Notes:
(1) Prime rate of 15.50% used as a base.

Notes to the company annual financial statements

continued



11. RISK MANAGEMENT ACTIVITIES (continued)

Market risk sensitivity
Marked-to-market of Mvela Right of Exchange

The instrument as described in note 1 is subject to different variables, the most significant ones of which are the rand gold price received on the one hand and the GFL share price on the other.

The table below summarises the effect of changes in the abovementioned variables:

	Change in market-to-market value of derivative as of 30 June			
Sensitivity to Rand Gold price	**-10.0%** **R million**	**-5.0%** **R million**	**5%** **R million**	**10.0%** **R million**
2008 Effect on profit and loss	(320.0)	(142.0)	119.0	217.0
2007 Effect on profit and loss	–	–	–	–

Notes:
(1) Rand Gold price of R227,342 used as a base.

	Change in market-to-market value of derivative as of 30 June			
Sensitivity to Gold Fields equity price	**-20.0%** **R million**	**-10.0%** **R million**	**10.0%** **R million**	**20.0%** **R million**
2008 Effect on profit and loss	(576.0)	(288.0)	288.0	576.0
2007 Effect on profit and loss	–	–	–	–

Notes:
(1) Spot Gold Fields equity price of R89.00 used as a base.

12. CAPITAL MANAGEMENT

Capital is managed on a Group basis only and not on a company basis. Refer to note 36 in the Group financial statements.

Financial Statements

Major Group investments – direct and indirect

	Notes	Shares held 2008	Shares held 2007	Group beneficial interest 2008 %	Group beneficial interest 2007 %	Book value in holding company Shares 2008 R m	Book value in holding company Shares 2007 R m	Book value in holding company Loans 2008 R m	Book value in holding company Loans 2007 R m
UNLISTED									
Abosso Goldfields Limited									
– Class "A" shares	2	**38,394,000**	38,394,000	**71.1**	71.1	**–**	–	**–**	–
– Class "B" shares	2	**4,266,000**	4,266,000	**71.1**	71.1	**–**	–	**–**	–
Agnew Gold Mining Company (Pty) Limited	4	**54,924,757**	54,924,757	**100.0**	100.0	**–**	–	**–**	–
Beatrix Mines Limited	1	**96,549,020**	96,549,020	**100.0**	100.0	**206.8**	206.8	**–**	–
Beatrix Mining Ventures Limited	1	**9,625,001**	9,625,001	**100.0**	100.0	**120.4**	120.4	**(136.8)**	(136.8)
Driefontein Consolidated (Pty) Limited	1	**1,000**	1,000	**100.0**	100.0	**–**	–	**(13.1)**	(13.1)
GFI Joint Venture Holdings (Pty) Limited	1	**311,668,564**	311,668,564	**100.0**	100.0	**–**	–	**–**	–
GFI Mining South Africa (Pty) Limited	1	**850**	850	**100.0**	100.0	**8.0**	8.0	**–**	–
GFL Mining Services Limited	1	**235,676,387**	235,676,387	**100.0**	100.0	**17,425.9**	17,425.9	**9,869.8**	9,191.2
Gold Fields Ghana Limited	2	**711**	711	**71.1**	71.1	**–**	–	**–**	–
Gold Fields Holdings Company (BVI) Limited	3	**4,056**	4,042	**100.0**	100.0	**–**	–	**–**	–
Gold Fields La Cima	6	**53,145,700**	53,145,700	**80.6**	80.6	**–**	–	**–**	–
Gold Fields Operations Limited	1	**161,753,619**	161,753,619	**100.0**	100.0	**–**	–	**–**	–
Kloof Gold Mining Company Limited	1	**138,600,000**	138,600,000	**100.0**	100.0	**602.8**	602.8	**(610.2)**	(610.2)
Minera Gold Fields S.A.	6	**3,750**	3,750	**100.0**	100.0	**–**	–	**–**	–
Orogen Holdings (BVI) Limited	3	**206**	191	**100.0**	100.0	**–**	–	**–**	–
Promotara Minera Guayana S.A.	5	**–**	1,006,700	**–**	95.0	**–**	–	**–**	–
St Ives Gold Mining Company (Pty) Limited	4	**281,051,329**	281,051,329	**100.0**	100.0	**–**	–	**–**	–
Total						**18,363.9**	18,363.9	**9,109.7**	8,431.1

The interest of Gold Fields Limited in the aggregate amount of the after-taxation profits of its subsidiaries is R4,043.8 million (2007: R2,437.3 million).

Notes:
1 – Incorporated in the Republic of South Africa
2 – Incorporated in Ghana
3 – Incorporated in the British Virgin Islands
4 – Incorporated in Australia
5 – Incorporated in Venezuela
6 – Incorporated in Peru

Major Group investments – direct and indirect continued



	Shares held		Group beneficial interest	
	2008	2007	**2008 %**	2007 %
OTHER INVESTMENTS				
Listed				
Aflease Gold Limited	**12,500,000**	12,500,000	**2.4**	2.5
Anglo Australian Resources Limited	**–**	7,500,000	**n/a**	1.5
Buffalo Gold (previously Sargold Resources Corporation)	**1,946,779**	5,833,333	**2.0**	9.2
CMQ Resources Inc. – shares	**10,710,000**	10,710,000	**16.4**	16.4
– warrants	**–**	2,855,000	**n/a**	n/a
Conquest Mining Limited	**51,783,388**	25,895,897	**19.1**	11.0
Committee Bay Resources Limited	**–**	8,133,333	**n/a**	8.5
Emed Mining Public Limited	**–**	12,737,042	**n/a**	10.1
Gold Quest Mining Corporation	**5,362,500**	5,362,500	**8.7**	10.9
Medoro Resources – shares	**3,963,187**	3,963,187	**4.5**	8.0
– options	**–**	1,075,000	**n/a**	n/a
Mvelaphanda Resources Limited – shares	**8,397,858**	5,725,584	**4.0**	2.7
– options	**–**	2,672,274	**n/a**	n/a
Orezone Resources Inc	**41,666,667**	–	**11.7**	n/a
Orsu Metals Corp (formerly Lero Gold Corp)	**11,349,195**	5,466,840	**7.6**	9.1
Radius Gold Inc.	**3,625,124**	3,625,124	**6.8**	6.8
Rusoro Mining Limited	**140,000,001**	–	**36.2**	n/a
Sino Gold Limited – shares	**55,381,651**	31,658,185	**19.9**	17.5
– options	**–**	1,350,000	**n/a**	n/a
Troy Resources NL	**3,130,400**	3,010,000	**4.5**	5.2

Note: Only major investments are listed individually.

Financial Statements

Segment report

Financial summary – Rand million

INCOME STATEMENT for the year ended 30 June 2008	Continuing operations										Discontinued operations[3]
	South Africa				Ghana		Peru	Australia	Corporate	Total	
	Driefontein	Kloof	Beatrix	South Deep[2]	Tarkwa	Damang	Cerro Corona	St Ives/ Agnew	and other[4]	continuing operations	
Revenue	5,501.9	4,804.8	2,615.2	1,342.1	3,863.7	1,166.4	–	3,715.4	–	23,009.5	299.6
Operating costs	2,932.5	2,690.0	1,724.7	1,263.7	2,058.7	858.6	–	2,355.0	–	13,883.2	191.3
Gold inventory change	–	–	–	–	(35.8)	(77.0)	–	198.3	–	85.5	8.6
Operating profit	2,569.4	2,114.8	890.5	78.4	1,840.8	384.8	–	1,162.1	–	9,040.8	99.7
Amortisation and depreciation	548.3	591.4	292.6	231.8	331.8	101.1	–	775.5	153.1	3,025.6	14.8
Net operating profit	2,021.1	1,523.4	597.9	(153.4)	1,509.0	283.7	–	386.6	(153.1)	6,015.2	84.9
Other income/(expenditure)	(101.9)	(75.5)	(59.2)	(85.1)	1.1	(1.6)	–	69.2	882.1	629.1	(41.1)
Current taxation	500.8	323.7	1.3	–	331.3	54.3	–	92.4	109.3	1,413.1	5.9
Deferred taxation	185.1	176.3	205.0	(95.4)[1]	104.2	40.4	–	95.1	(186.1)	524.6	0.9
Income from discontinued operations[3]											37.0
Profit on sale of Venezuelan assets[3]											74.2
Profit/(loss) for the year	1,233.3	947.9	332.4	(143.1)	1,074.6	187.4	–	268.3	805.8	4,706.6	111.2
Profit attributable to:											
– Ordinary shareholders	1,233.3	947.9	332.4	(143.1)	764.0	133.2	–	268.3	812.2	4,348.2	109.3
– Minority shareholders	–	–	–	–	310.6	54.2	–	–	(6.4)	358.4	1.9

BALANCE SHEET as at 30 June 2008										Group total	Discontinued operations[3]
Total assets	7,480.0	5,983.4	2,734.9	1,110.4	5,967.4	1,116.7	6,467.7	7,700.8	24,354.2	62,915.5	–
Total liabilities (excluding deferred taxation)	1,764.9	1,399.6	626.6	596.6	1,005.3	202.9	3,089.3	1,086.7	5,160.5	14,932.4	–
Deferred taxation	1,617.7	1,567.0	476.6	–	910.3	143.2	24.3	691.7	(8.9)	5,421.9	–
Capital expenditure[4]	1,016.4	897.7	576.6	784.7	1,541.0	204.2	2,533.0	1,025.5	434.8	9,013.9	70.0

INCOME STATEMENT for the year ended 30 June 2007	Continuing operations										Discontinued operations[3]
	South Africa				Ghana		Peru	Australia	Corporate	Total	
	Driefontein	Kloof	Beatrix	South Deep[2]	Tarkwa	Damang	Cerro Corona	St Ives/ Agnew	and other[4]	continuing operations	
Revenue	4,666.7	4,226.6	2,483.5	777.2	3,202.9	860.3	–	3,216.6	–	19,433.8	259.3
Operating costs	2,671.5	2,536.1	1,550.7	719.8	1,792.1	633.3	–	2,001.1	–	11,904.6	288.6
Gold inventory change	–	–	–	13.2	(122.6)	9.9	–	(110.8)	–	(210.3)	(35.5)
Operating profit	1,995.2	1,690.5	932.8	44.2	1,533.4	217.1	–	1,326.3	–	7,739.5	6.2
Amortisation and depreciation	483.7	544.9	300.6	142.3	292.2	35.0	–	1,026.3	137.7	2,962.7	38.9
Net operating profit	1,511.5	1,145.6	632.2	(98.1)	1,241.2	182.1	–	300.0	(137.7)	4,776.8	(32.7)
Other income/(expenditure)	(3.6)	(26.6)	(33.0)	22.7	(3.6)	0.3	–	164.7	(674.2)	(553.3)	15.4
Current taxation	341.8	91.9	0.5	–	267.6	32.5	–	146.2	(8.6)	871.9	11.9
Deferred taxation	161.8	236.8	227.9	(30.2)[1]	128.1	34.8	–	19.9	(98.3)	680.8	7.6
Profit/(loss) for the year	1,004.3	790.3	370.8	(45.2)	841.9	115.1	–	298.6	(705.0)	2,670.8	(36.8)
Profit attributable to:											
– Ordinary shareholders	1,004.3	790.3	370.8	(44.3)	598.6	81.8	–	298.6	(702.6)	2,397.5	(35.0)
– Minority shareholders	–	–	–	(0.9)	243.3	33.3	–	–	(2.4)	273.3	(1.8)

BALANCE SHEET as at 30 June 2007										Group total	Discontinued operations[3]
Total assets	6,110.0	4,985.2	2,207.4	1,030.8	3,742.6	734.8	1,562.6	5,840.8	27,710.8	53,925.0	4,842.2
Total liabilities (excluding deferred taxation)	1,566.2	1,378.9	647.0	283.5	476.1	145.7	530.7	818.1	6,321.1	12,167.3	161.7
Deferred taxation	1,432.7	1,390.7	271.6	–	711.1	88.2	–	458.8	298.3	4,651.4	1,328.2
Capital expenditure[4]	815.0	775.8	592.8	283.4	775.6	227.9	1,684.0	751.5	189.8	6,095.8	165.0

The above is a geographical analysis presented by location of assets.
1 Indicative as tax is provided in the holding company at a rate of 40 per cent.
2 South Deep was acquired effective from 1 December 2006. The income statement and balance sheet of South Deep is that of the operating mine and does not include any of the adjustments made in respect of the purchase price allocation. South Deep Gold Mine being an incorporated joint venture, is not liable for tax. Therefore, the deferred tax movement relates to the deferred tax adjustment in the joint venture partners records in respect of South Deep.
3 The Venezuelan assets (including Choco 10) were sold during fiscal 2008 and as such are classed as discontinued operations for accounting purposes.
4 Included in capital expenditure "Corporate and other" is capital expenditure invested in Discontinued operations.



Financial summary – US Dollar million

INCOME STATEMENT for the year ended 30 June 2008	Continuing operations										Discontinued operations[3]
	South Africa				Ghana		Peru	Australia	Corporate	Total	
	Driefontein	Kloof	Beatrix	South Deep[2]	Tarkwa	Damang	Cerro Corona	St Ives/ Agnew	and other[4]	continuing operations	
Revenue	756.8	660.9	359.7	184.6	531.5	160.4	–	511.1	–	3,165.0	41.2
Operating costs	403.4	370.0	237.2	173.8	283.2	118.1	–	323.9	–	1,909.7	26.3
Gold inventory change	–	–	–	–	(4.9)	(10.6)	–	27.3	–	11.8	1.2
Operating profit	353.4	290.9	122.5	10.8	253.2	52.9	–	159.8	–	1,243.5	13.7
Amortisation and depreciation	75.4	81.3	40.2	31.9	45.6	13.9	–	106.7	21.2	416.2	2.0
Net operating profit	278.0	209.6	82.2	(21.1)	207.6	39.0	–	53.1	(21.2)	827.3	11.7
Other income/(expenditure)	(14.0)	(10.4)	(8.2)	(11.7)	0.2	(0.1)	–	9.5	121.4	86.6	(5.7)
Current taxation	68.9	44.5	0.2	–	45.6	7.5	–	12.7	15.0	194.4	0.8
Deferred taxation	25.5	24.3	28.2	(13.1)[1]	14.3	5.6	–	13.1	(25.6)	72.2	0.1
Income from discontinued operations[3]											5.1
Profit on sale of Venezuelan assets[3]											10.2
Profit/(loss) for the year	169.6	130.4	45.7	(19.7)	147.8	25.9	–	36.8	110.8	647.3	15.3
Profit attributable to:											
– Ordinary shareholders	169.6	130.4	45.7	(19.7)	105.1	18.4	–	36.8	111.6	598.0	15.0
– Minority shareholders	–	–	–	–	42.7	7.5	–	–	(0.9)	49.3	0.3

BALANCE SHEET as at 30 June 2008										Group total	Discontinued operations[3]
Total assets	935.0	747.9	341.9	138.9	745.9	139.6	808.5	962.6	3,044.3	7,864.5	–
Total liabilities (excluding deferred taxation)	220.6	175.0	78.3	74.6	125.7	25.4	386.2	135.8	645.1	1,866.6	–
Deferred taxation	202.2	195.9	59.6	–	113.8	17.9	3.0	86.5	(1.2)	677.7	–
Capital expenditure[4]	139.8	123.5	79.3	107.9	212.0	28.1	348.4	141.0	59.9	1,239.9	9.6

INCOME STATEMENT for the year ended 30 June 2007	Continuing operations										Discontinued operations[3]
	South Africa				Ghana		Peru	Australia	Corporate	Total	
	Driefontein	Kloof	Beatrix	South Deep[2]	Tarkwa	Damang	Cerro Corona	St Ives/ Agnew	and other[4]	continuing operations	
Revenue	648.2	587.0	344.9	107.9	444.8	119.5	–	446.8	–	2,699.1	36.0
Operating costs	371.0	352.2	215.4	100.0	248.9	88.0	–	277.9	–	1,653.4	40.1
Gold inventory change	–	–	–	1.8	(17.0)	1.4	–	(15.4)	–	(29.2)	(4.9)
Operating profit	277.1	234.8	129.6	6.1	213.0	30.2	–	184.2	–	1,074.9	0.9
Amortisation and depreciation	67.2	75.7	41.8	19.8	40.6	4.9	–	142.5	19.1	411.5	5.4
Net operating profit	209.9	159.1	87.8	(13.6)	172.4	25.3	–	41.7	(19.1)	663.4	(4.6)
Other income/(expenditure)	(0.5)	(3.7)	(4.6)	3.2	(0.5)	–	–	22.9	(93.7)	(76.9)	2.2
Current taxation	47.5	12.8	0.1	–	37.2	4.5	–	20.3	(1.2)	121.1	1.6
Deferred taxation	22.5	32.9	31.7	(4.2)[1]	17.8	4.8	–	2.8	(13.7)	94.6	1.1
Profit/(loss) for the year	139.5	109.8	51.5	(6.3)	116.9	16.0	–	41.5	(98.0)	370.8	(5.1)
Profit attributable to:											
– Ordinary shareholders	139.5	109.8	51.5	(6.2)	83.1	11.4	–	41.5	(97.8)	332.8	(4.8)
– Minority shareholders	–	–	–	(0.1)	33.8	4.6	–	–	(0.3)	38.0	(0.3)

BALANCE SHEET as at 30 June 2007										Group total	Discontinued operations[3]
Total assets	854.5	697.2	308.7	144.3	523.4	102.8	218.5	816.9	3,875.5	7,542.0	677.2
Total liabilities (excluding deferred taxation)	219.0	192.9	90.5	39.7	66.6	20.4	74.2	114.4	884.2	1,701.8	22.6
Deferred taxation	200.4	194.5	38.0	–	99.5	12.3	–	64.2	41.7	650.5	185.7
Capital expenditure[4]	113.2	107.8	82.3	39.4	107.7	31.7	233.9	104.4	26.4	846.6	23.1

The above is a geographical analysis presented by location of assets
US dollar figures may not add as they are rounded independently.
Year end rate ZAR/US$8.00 and ZAR/US$7.15 for F2008 and F2007 respectively.
Average rate ZAR/US$7.27 and ZAR/US$7.20 for F2008 and F2007 respectively.
1 Indicative as tax is provided in the holding company at a rate of 40 per cent.
2 South Deep was acquired effective from 1 December 2006. The income statement and balance sheet of South Deep is that of the operating mine and does not include any of the adjustments made in respect of the purchase price allocation. South Deep Gold Mine being an incorporated joint venture, is not liable for tax. Therefore, the deferred tax movement relates to the deferred tax adjustment in the joint venture partners records in respect of South Deep.
3 The Venezuelan assets (including Choco 10) were sold during fiscal 2008 and as such are classed as discontinued operations for accounting purposes.
4 Included in capital expenditure "Corporate and other" is capital expenditure invested in discontinued operations.

Financial Statements

Shareholders' information

ANALYSIS OF SHAREHOLDERS' INFORMATION AT 30 JUNE 2008

Shareholder spread	Number of shareholders	%	Number of shares	%
1 – 1,000	19,215	84.71	3,254,922	0.50
1,001 – 10,000	2,674	11.79	7,266,974	1.11
10,001 – 100,000	545	2.40	19,169,348	2.93
100,001 – 1,000,000	206	0.91	59,426,194	9.10
1,000,001 and above	43	0.19	564,083,244	86.36
	22,683	100.00	653,200,682	100.00

Distribution of shareholders	Number of shareholders	%	Number of shares	%
Banks	267	1.17	510,318,254	78.13
Close corporations	192	0.86	511,309	0.08
Endowment funds	45	0.20	648,457	0.10
Individuals	19,238	84.81	8,586,487	1.31
Insurance companies	63	0.28	14,569,844	2.23
Investment companies	57	0.25	4,349,722	0.67
Medical aid schemes	12	0.05	135,434	0.02
Mutual funds	272	1.20	31,282,261	4.79
Nominees and Trusts	1,696	7.48	4,892,792	0.75
Other Corporations	128	0.56	3,149,987	0.48
Pension Funds	256	1.13	58,458,024	8.95
Private Companies	411	1.81	13,850,046	2.12
Public Companies	45	0.20	2,444,412	0.37
Share Trusts	1	0.00	3,653	0.00
	22,683	100.00	653,200,682	100.00

Non-public/public shareholders	Number of shareholders	%	Number of shares	%
Non-Public Shareholders				
Directors and Associates of the Company	5	0.02	152,477	0.02
Share Trusts	1	0.00	3,653	0.00
Public Shareholders	22,677	99.98	653,044,552	99.98
	22,683	100.00	653,200,682	100.00

Beneficial shareholders holding of 3% or more	Number of shares	%
Tradewinds Global Investors LLC	46,603,172	7.13%
BlackRock Investment Management (UK) Limited	45,279,000	6.93%
Old Mutual Asset Managers (Pty) Limited	33,887,043	5.18%
U.S. Retail ADR & Brokerage	33,593,169	5.14%
Public Investment Commissioners	31,346,709	4.80%
Capital World Investors	27,500,000	4.21%
Arnhold & S. Bleichroeder Advisers LLC	24,919,384	3.81%

Foreign custodian shareholders holding of 3% or more	Number of shares	%
Bank of New York Unrestricted Depositary Receipts	277,732,274	42.52%
JP Morgan Chase (Custodian)	25,975,332	3.98%
Bank of New York, New York (Custodian)	25,365,408	3.88%
Bank of New York, Brussels (Custodian)	25,000,000	3.83%

Operating and financial information by mine



South African operations
Driefontein Mine

| | | | Gold produced | | | Net earnings | |
Year to 30 June	Tons milled	Yield* g/ton	Kilograms	000' ounces	Cash cost US$/oz	SA R million	US$ million
1952-2004	208,703,000	14.9	3,114,792	100,143	n/a	n/a	n/a
2005	6,694,000	5.4	36,162	1,163	292	332.1	53.5
2006	6,867,000	5.2	35,755	1,150	315	645.0	100.8
2007	6,652,000	4.8	31,618	1,017	348	1,004.3	139.5
2008	5,981,000	4.8	28,865	928	412	1,233.3	169.5
Total	**234,897,000**	**13.8**	**3,247,192**	**104,400**			

Includes West Driefontein from 1952 and East Driefontein from 1972.

* Combined surface and underground yield.

Kloof Mine

| | | | Gold produced | | | Net earnings | |
Year to 30 June	Tons milled	Yield* g/ton	Kilograms	000' ounces	Cash cost US$/oz	SA R million	US$ million
1939-2004	238,271,900	9.0	2,148,644	69,080	n/a	n/a	n/a
2005	4,655,000	6.9	32,258	1,037	330	(39.2)	(6.3)
2006	3,666,000	7.8	28,429	914	374	209.9	32.8
2007	3,829,000	7.5	28,705	923	366	790.3	109.8
2008	3,953,000	6.5	25,533	821	430	947.9	130.4
Total	**254,374,900**	**8.9**	**2,263,569**	**72,775**			

Includes Venterspost from 1939, Libanon from 1949, Kloof from 1968 and Leeudoorn from 1991.

* Combined surface and underground yield.

Beatrix Mine (includes Oryx Mine as from F2000)

| | | | Gold produced | | | Net earnings | |
Year to 30 June	Tons milled	Yield* g/ton	Kilograms	000' ounces	Cash cost US$/oz	SA R million	US$ million
1985-2004	52,983,000	5.5	292,099	9,391	n/a	n/a	n/a
2005	4,181,000	4.6	19,418	624	352	(93.8)	(15.1)
2006	3,551,000	5.2	18,541	596	354	185.3	29.0
2007	3,590,000	4.7	16,903	543	377	370.8	51.5
2008	3,215,000	4.2	13,625	438	515	332.4	45.7
Total	**67,520,000**	**5.3**	**360,586**	**11,593**			

Beatrix and Oryx became one tax entity as from Financial 2000.

 # Includes impairment write-down of R60 million (US$10 million).

* Combined surface and underground yield.

Financial Statements

Operating and financial information by mine continued

Oryx Mine – (changed name to 4 shaft, known as West section from F2005)

| Year to 30 June | Tons milled | Yield* g/ton | Gold produced | | Cash cost US$/oz | Net earnings | |
			Kilograms	000' ounces		SA R million	US$ million
1985-1999	5,656,000	3.2	18,182	585	n/a	(768.0)	(123.5)

Included in Beatrix from F2000.

South Deep Mine

| Year to 30 June | Tons milled | Yield* g/ton | Gold produced | | Cash cost US$/oz | Net earnings | |
			Kilograms	000' ounces		SA R million	US$ million
# 2007	1,104,000	4.6	5,076	163	595	(46.8)	(6.5)
2008	1,367,000	5.3	7,220	232	727	(143.1)	(19.7)
Total	**2,471,000**	**5.0**	**12,296**	**395**			

 # For the 7 months ended 30 June 2007, since acquisition control.

* Combined surface and underground yield.


International operations – note 1
Ghana Division
Tarkwa Mine – total managed

| Year to 30 June | Tons treated | Yield g/ton | Gold produced | | Cash cost US$/oz | Net earnings (before minorities) | |
			Kilograms	000' ounces		SA R million	US$ million
1994-2004	71,979,559	1.2	87,495	2,813	n/a	1,183.0	142.0
2005	19,633,000	1.1	21,051	677	234	427.5	68.8
2006	21,487,000	1.0	22,060	709	292	626.2	97.8
2007	22,639,000	1.0	21,684	697	333	841.9	116.9
2008	22,035,000	0.9	20,095	646	430	1,074.6	147.8
Total	**157,773,559**	**1.1**	**172,385**	**5,542**			

Surface operation from F1999.

Damang Mine – total managed

| Year to 30 June | Tons treated | Yield g/ton | Gold produced | | Cash cost US$/oz | Net earnings (before minorities) | |
			Kilograms	000' ounces		SA R million	US$ million
2002#-2004	12,064,000	1.9	23,291	749	226	459.1	57.3
2005	5,215,000	1.5	7,703	248	282	116.7	18.8
2006	5,328,000	1.4	7,312	235	341	174.2	27.2
2007	5,269,000	1.1	5,843	188	473	115.1	16.0
2008	4,516,000	1.3	6,041	194	551	187.4	25.9
Total	**32,392,000**	**1.5**	**50,190**	**1,614**			

 # F2002 – For the 5 months ended 30 June, since acquisition.

Australia Division
St Ives Mine

| Year to 30 June | Tons treated | Yield g/ton | Gold produced | | Cash cost US$/oz | Cash costs A$/oz |
			Kilograms	000' ounces		
2002#-2004	15,628,000	2.8	43,445	1,397	224	354
2005	6,332,000	2.6	16,393	527	336	447
2006	6,690,000	2.3	15,440	496	339	453
2007	6,759,000	2.2	15,146	487	424	540
2008	7,233,000	1.8	12,992	418	582	649
Total	**42,642,000**	**2.4**	**103,416**	**3,325**		

 # F2002 – For the 7 months ended 30 June, since acquisition.

Financial Statements

Operating and financial information by mine continued

Agnew Mine

| Year to 30 June | Tons treated | Yield g/ton | Gold produced | | Cash cost US$/oz | Cash costs A$/oz |
			Kilograms	000' ounces		
2002#-2004	3,129,000	4.3	13,302	428	237	380
2005	1,170,000	5.6	6,609	212	233	310
2006	1,323,000	5.2	6,916	222	266	355
2007	1,323,000	5.0	6,605	212	295	377
2008	1,315,000	4.8	6,336	204	445	496
Total	**8,260,000**	**4.8**	**39,768**	**1,279**		

 # For the 7 months ended 30 June, since acquisition.

St Ives/Agnew

| Year to 30 June | Net earnings | | |
	SA R million	US$ million	A$ million
2002#-2004	1,428.4	156.9	263.8
2005	151.1	24.3	32.4
2006	251.8	39.3	52.6
2007	298.6	41.5	52.8
2008	268.3	36.8	41.2

 # F2002 – For the 7 months ended 30 June 2002, since acquisition.

Discontinued operations
Choco 10 Mine (Venezuela) – total managed

| Year to 30 June | Tons treated | Yield g/ton | Gold produced | | Cash cost US$/oz | Net earnings (before minorities) | |
			Kilograms	000' ounces		SA R million	US$ million
# 2006	454,000	1.7	787	25	294	21.0	3.3
2007	1,001,000	1.7	1,699	55	523	(36.8)	(5.1)
## 2008	761,000	1.4	1,052	34	729	48.5	6.7
Total	**1,215,000**	**1.5**	**1,839**	**59**			

 # For the 4 months ended 30 June, since acquisition.
For the approximate 3.5 months to 11 October 2007, effective date of sale.

Note 1 – All companies wholly owned except for Tarkwa and Damang in Ghana (71.1 per cent). Choco 10 was 95 per cent owned. Cerro Corona not yet operational

Global Reporting Initiative

GRI Reference	Global Compact principle		Page
		Vision and strategy	
1.1		Statement of the organisation's vision and strategy regarding its contributions to sustainable development	12, 55
1.2		Statement from the CEO describing key elements in the report	8-14
		Profile	
2.1		Name of reporting organisation	Inside front cover
2.2		Major products and/or services including brands	Inside front cover
2.3		Operational structure of the organisation	20, 21
2.4		Description of major divisions, operating companies, subsidiaries and joint ventures	20, 21
2.5		Countries in which the organisation's operations are located	20, 21
2.6		Nature of ownership	196
2.8		Scale of reporting organisation	20-21, 61
		Report scope	
2.10		Contact person for the report, not including e-mail and web addresses	55, 209
2.11		Reporting period	Inside front cover
2.13		Boundaries of the report	Inside front cover
2.14		Significant changes in size, structure, ownership or products/services that have occurred since the last report	13, 102-111
2.15		Basis for reporting on joint ventures, etc or any other situations which can significantly affect comparability from period to period	Inside front cover 102-111
		Report profile	
2.17		Decisions not to apply GRI principles or protocols in the report	55
2.19		Significant changes from previous years in the measurement methods applied to key economic, environmental and social information	55
2.22		Means by which report users can obtain additional information and reports about economic, environmental and social aspects of the organisation's activities, including facility information (if available)	55
		Governance structure and management systems	
3.1		Governance structure of the organisation, including major committees under the board of directors that are responsible for setting strategy and for oversight of the organisation	56-60
3.2		Per cent of the board that are independent, non-executive directors	56
3.3		Process for determining the expertise board members need to guide the strategic direction of the organisation, including issues related to environmental and social risks and opportunities	56-57
3.4		Board level processes for overseeing the organisation's identification and management of economic, environmental and social risks and opportunities	58-60, 68-70
3.5		Linkage between executive compensation and achievement of organisation's financial and non-financial goals	9, 66-68, 114-118
3.6		Organisation structure and key individuals responsible for oversight, implementation and audit of economic, environmental, social and related policies	57-60

Financial Statements

Global Reporting Initiative continued

GRI Reference	Global Compact principle		Page
		Shareholder engagement	
3.10		Approaches to stakeholder consultation reported in terms of frequency of consultations by type and by stakeholder group	55, 88-90
3.11		Type of information generated by stakeholder consultations	88-90
3.12		Use of information resulting from stakeholder engagements	55, 88-90
3.13		Overarching policies and management systems	55, 78
3.14	4, 5, 7	Externally developed, voluntary economic, environmental and social characters, sets of principles, or other initiatives to which the organisation subscribes	54, 70-71, 78, 82, 84-85, 88
3.15		Principal memberships in industry and business associations and/or national/international advocacy organisations	55
3.16		Policies and/or systems for managing impacts including supply chain management and product and service stewardship	64, 86-88, 110-111
3.19	8	Programmes and procedures pertaining to economic, environmental and social performance (priority and target setting; major programmes to improve performance; internal communication and training; performance monitoring; internal and external auditing: and senior management review)	78-90
3.20	8	Status of certification pertaining to economic, environmental and social management systems	78, 85, 88
		Economic	
EC 1		Net sales	61
EC 2		Geographic breakdown of markets	61
EC 3		Cost of all goods, materials and services purchased	61, 78-8
EC 5		Total payroll and benefits (including wages, pension, other benefits and redundancy payments) broken down by country or region	61, 66-68
EC 6		Distributions to providers of capital broken down by interest on debt and borrowings and dividends on all classes of shares, with any arrears of preferred dividends to be disclosed	61
EC 7		Increase/decrease in retained earnings at end of period	134-137
EC 8		Total sum of taxes of all types paid broken down by country	61
EC 10		Donations to community, civil society and other groups broken down in terms of cash and in-kind donations per type of group	61, 88
EC 13		The organisation's indirect economic impacts	61, 88
		Environmental	
EN 1	8	Total materials used other than water by type	82-85
EN 3	8, 9	Direct energy used segmented by primary source	83-84
EN 5	8	Total water use	81
EN 8	8	Greenhouse gas emissions	83-84
EN 9	8	Use and emissions of ozone depleting substances	83-84
EN 11	8	Total amount of waste by type	84-85
EN 14	8	Significant environmental impacts of principal products and services	78, 86

GRI Reference	Global Compact principle		Page
EN 16	8	Incidents of and fines for non-compliance	80, 86
EN 18	8	Energy consumption	19, 83-84
EN 20	8	Water sources and related ecosystems affected by water use	80, 81, 84
EN 27	8	Objectives, programmes and targets to protect and restore native ecosystems	84
EN 30	8	Other relevant indirect greenhouse gas emissions	83
EN 31	8	All production, transport, import or export of any waste deemed hazardous	84-85
EN 32	8	Water sources and related ecosystems/habitats significantly affected by discharges of water and run-off	80, 81, 84
LA1		**Social performance – labour practices and decent work** Breakdown of workforce where possible by region/country/status (employee/non-employee)	61-67
LA2		Net employment creation and average turnover per region/country	61, 66-68
LA 3	3	Per cent of employees represented by independent TU organisation or other bona fide employee representatives or per cent of employees covered by collective bargaining agreements	67
LA5	3	Practices on recording and notification of occupational accidents and diseases and how they relate to ILO code on recording and notification of occupational accidents and diseases	66-68 70-71, 73-77
LA 7		Standard injury, lost day and absentee rates and number of work-related fatalities (including sub-contracted workers)	66-68
LA 8		Description of policies or programmes on HIV/Aids	76-78
LA 10	6	Description of equal opportunity policies or programmes, as well as monitoring systems to ensure compliance and results	15, 19, 62-67
LA 12		Employee benefits beyond those legally mandated	60-68
LA 16		Description to support the continued employability of employees and to manage career endings	60-61, 66-68 88-89
LA 17		Specific policies and programmes for skills management or for life-long learning	87-89
HR 3	1, 2	**Human rights** Description of policies and procedures to evaluate and address human rights performance within the supply chain and contractors, including monitoring systems and results	86-90
HR 4	1	Description of global policy procedures/programmes preventing all forms of discrimination in operations, including monitoring systems	55, 62-63, 66-68
HR 12	1	Description of policies, guidelines and procedures to address the needs of indigenous people	87-90
SO 1		**Society** Description of policies to manage impacts on communities and description of procedures to address this issue	81, 87-90
SO 2	10	Description of policy. Procedures and compliance mechanisms addressing bribery and corruption	60

Financial Statements

Notice of Annual General Meeting

Gold Fields Limited (Registration number 1968/004880/06)
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE000018123

Notice is hereby given that the annual general meeting of shareholders of Gold Fields Limited will be held at 24 St Andrews Road, Parktown, Johannesburg, on Wednesday, 12 November 2008 at 10:00, to consider and, if deemed fit, to pass, with or without modification, the following ordinary and special resolutions in the manner required by the Companies Act, 61 of 1973, as amended, and subject to the Listings Requirements of JSE Limited and other stock exchanges on which the company's ordinary shares are listed.

Ordinary Resolution Number 1

Adoption of financial statements

"Resolved that the consolidated audited annual financial statements of the company and its subsidiaries, incorporating the auditors' and directors' reports for the year ended 30 June 2008, be received and adopted."

Ordinary Resolution Number 2

Re-election of director

"Resolved that Mr DN Murray who was appointed to the Board on 1 January 2008 and who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company." A brief CV is set out on page 5 of the annual report.

Ordinary Resolution Number 3

Re-election of director

"Resolved that Mr CI von Christierson who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company." A brief CV is set out on page 5 of the annual report.

Ordinary Resolution Number 4

Re-election of director

"Resolved that Mrs GM Wilson who was appointed to the Board on 1 August 2008 and who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company." A brief CV is set out on page 5 of the annual report.

Ordinary Resolution Number 5

Re-election of director

"Resolved that Mr AJ Wright who retires in terms of the articles of association, and who is eligible and available for re-election, is hereby re-elected as a director of the company." A brief CV is set out on page 4 of the annual report.

Ordinary Resolution Number 6

Placement of ordinary shares under the control of the directors

"Resolved that, the entire authorised but unissued ordinary share capital of the company from time to time, after setting aside so many shares as may be required to be allotted and issued by the company in terms of any share plan or scheme for the benefit of employees and/or directors (whether executive or non-executive), be and is hereby placed under the control of the directors of the company until the next annual general meeting, on the basis that such directors be and are hereby authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended (Companies Act), to allot and issue all or part thereof in their discretion, subject to the provisions of the Companies Act and the Listings Requirements of JSE Limited."

Ordinary Resolution Number 7

Placement of non-convertible redeemable preference shares under the control of the directors

"Resolved that the non-convertible redeemable preference shares in the authorised but unissued share capital of the company be and they are hereby placed under the control of the directors for allotment and issue at the discretion of the directors of the company, subject to all applicable legislation, the requirements of any recognised stock exchange on which the shares in the capital of the company may from time to time be listed and with such rights and privileges attached thereto as the directors may determine."

Ordinary Resolution Number 8

Issuing equity securities for cash

"Resolved that, pursuant to the articles of association of the company, and subject to the passing of ordinary resolution number 6, the directors of the company be and are hereby authorised until the forthcoming annual general meeting of the company (whereupon this authority shall lapse unless it is renewed at the aforementioned annual general meeting, provided that it shall not extend beyond 15 (fifteen) months of the date of this meeting), to allot and issue equity securities for cash subject to the Listings Requirements of JSE Limited (JSE) and subject to the Companies Act, 61 of 1973, as amended on the following basis:

(a)   the allotment and issue of equity securities for cash shall be made only to persons qualifying as public shareholders as defined in the Listings Requirements of JSE and not to related parties;

(b)   equity securities which are the subject of issues for cash:

   i.   in the aggregate in any one financial year may not exceed 10 per cent of the company's relevant number of equity securities in issue of that class;

   ii.   of a particular class, will be aggregated with any securities that are compulsorily convertible into securities of that class, and, in the case of the issue of compulsorily convertible securities, aggregated with the securities of that class into which they are compulsorily convertible;

   iii.   as regards the number of securities which may be issued (the 10 per cent number), shall be based on the number of securities of that class in issue added to those that may be issued in future (arising from the conversion of options/convertible securities), at the date of such application, less any securities of the class issued, or to be issued in future arising from options/convertible securities issued, during the current financial year, plus any securities of that class to be issued pursuant to a rights issue which has been announced, is irrevocable and is fully underwritten or acquisition (which had final terms announced) may be included as though they were securities in issue at the date of application;

(c)   the maximum discount at which equity securities may be issued is 10 per cent (ten per cent) of the weighted average traded price on the JSE of such equity securities measured over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the directors of the company;

(d)   after the company has issued equity securities for cash which represent, on a cumulative basis within a financial year, 5 per cent (five per cent) or more of the number of equity securities of that class in issue prior to that issue, the company shall publish an announcement containing full details of the issue, including the effect of the issue on the net asset value and earnings per share of the company; and

(e)   the equity securities which are the subject of the issue for cash are of a class already in issue or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue."

In terms of the Listings Requirements of the JSE, a 75 per cent majority is required of votes cast in favour of such resolution by all equity securities holders present or represented by proxy at the general meeting convened to approve the above resolution regarding the waiver of pre-emptive rights.

Financial Statements

Notice of Annual General Meeting continued

Ordinary Resolution Number 9

Award of rights to non-executive directors under The Gold Fields Limited 2005 Non-executive Share Plan
"Resolved that:

(a)   the following non-executive directors are awarded rights to the following numbers of shares in terms of The Gold Fields Limited 2005 Non-executive Share Plan:

      i.   AJ Wright: 7,600;

      ii.   K Ansah: 5,000;

      iii.   JG Hopwood: 5,000;

      iv.   G Marcus: 5,000;

      v.   JM McMahon: 5,000;

      vi.   DN Murray: 5,000;

      vii.   DMJ Ncube: 5,000;

      viii. RL Pennant-Rea: 5,000;

      ix.   PJ Ryan: 5,000; and

      x.   CI von Christierson: 5,000.

(b)   so many unissued ordinary shares in the capital of the company as are necessary to allot and issue the shares in respect of which rights have been awarded to non-executive directors under this ordinary resolution number 9, be and are hereby placed under the control of the directors of the company who are specifically authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended, to allot and issue all and any of such shares, in accordance with the terms and conditions of The Gold Fields Limited 2005 Non-executive Share Plan, as same may be amended from time to time."

Explanatory Note on Resolution Number 9

The reasons for and effect of ordinary resolution number 9 is set out in the directors' report which forms part of the annual financial statements of the company, which accompany this notice of annual general meeting. This resolution relates to The Gold Fields Limited 2005 Non-executive Share Plan. Copies of The Gold Fields Limited 2005 Non-executive Share Plan will be available for inspection at the registered office of the company from 08:00 to 17:00 until the date of the annual general meeting.

Ordinary Resolution Number 10

Increase of non-executive directors' fees
"Resolved that, the following remuneration shall be payable to non-executive directors of the company with effect from 1 January 2009:

(i)   the ordinary Board members' board fee (excluding the chairman of the Board) be increased from R120 000 per annum to R135 000 per annum;

(ii)   the ordinary Board members' attendance fee (excluding the chairman of the Board) be increased from R8 800 per meeting to R10 000 per meeting;

(iii)   the meeting attendance fees payable to directors for attending board committee meetings (excluding the chairman of the Board) be increased from R5 300 per meeting to R6 000 per meeting;

(iv)   the chairman's fee be increased from R1 050 000 to R1 187 000 per annum;

(v)   the annual retainer for each chairman of the Nominating and Governance Committee, the Safety, Health, Environment and Community Committee and the Remuneration Committee (excluding the chairman of the Board) be increased from R87 000 per annum to R98 300 per annum;

(vi)   the annual retainer for the chairman of the Audit Committee (excluding the chairman of the Board) be increased from R122 000 per annum to R137 600 per annum;

(vii)   the annual retainer for each of the ordinary Board members (excluding the chairman of the Board) of the Nominating and Governance Committee, the Safety, Health, Environment and Community Committee and the Remuneration Committee be increased from R43 500 per annum to R49 200 per annum;

(viii) the annual retainer for each of the ordinary Board members (excluding the chairman of the Board) of the Audit Committee be increased from R61 000 per annum to R68 900 per annum; and

(ix)   the travel allowance payable to directors who travel internationally to attend meetings be increased from US$4 400 per international trip required to US$5 000 per international trip required.

Explanatory note on Resolution Number 10
This resolution is proposed in order to ensure the non-executive directors' remuneration remains competitive.

Special Resolution Number 1
Acquisition of company's own shares
"Resolved that, pursuant to the articles of association of the company, the company or any subsidiary of the company is hereby authorised by way of general approval, from time to time, to acquire ordinary shares in the share capital of the company in accordance with the Companies Act, 61 of 1973 and the JSE Listings Requirements, provided that:

i.   the number of ordinary shares acquired in any one financial year shall not exceed 20 per cent of the ordinary shares in issue at the date on which this resolution is passed;

ii.   this authority shall lapse on the earlier of the date of the next annual general meeting of the company or the date 15 months after the date on which this resolution is passed;

iii.   the repurchase must be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter party;

iv.   the company only appoints one agent to effect any repurchase (s) on its behalf;

v.   the price paid per ordinary share may not be greater than 10 per cent above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which a purchase is made;

vi.   the number of shares purchased by subsidiaries of the company shall not exceed 10 per cent in the aggregate of the number of issued shares in the company at the relevant times;

vii.   the repurchase of shares by the company or its subsidiaries may not be effected during a prohibited period, as defined in the JSE Listings Requirements;

viii.   after a repurchase, the company will continue to comply with all the JSE Listings Requirements concerning shareholder spread requirements; and

ix.   an announcement containing full details of such acquisitions of shares will be published as soon as the company and /or its subsidiaries have acquired shares constituting, on a cumulative basis 3 per cent of the number of shares in issue at the date of the general meeting at which this special resolution is considered and if approved, passed, and for each 3 per cent in aggregate of the initial number acquired thereafter."

Explanatory Note on Special Resolution Number 1
The reason for and effect of this special resolution is to allow the company and/or its subsidiaries by way of a general authority to acquire its own issued shares, thereby reducing the total number of ordinary shares of the company in issue. At the present time, the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate. Any decision by the directors, after considering the effect of a repurchase of up to 20 per cent of the company's issued ordinary shares, to use the general authority to repurchase shares of the company or Group will be with regard to the prevailing market conditions and other factors and provided that, after such acquisition, the directors are of the opinion that:

i.   the company and its subsidiaries will be able to pay their debts in the ordinary course of business for a period of 12 months after the date of this notice;

ii.   recognised and measured in accordance with the accounting policies used in the latest audited annual Group financial statements, the assets of the company and its subsidiaries will exceed the liabilities of the company and its subsidiaries for a period of 12 months after the date of this notice;

iii.   the ordinary capital and reserves of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice; and

iv.   the working capital of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice.

The company will ensure that its sponsor will provide the necessary letter on the adequacy of the working capital in terms of the JSE Listings Requirements, prior to the commencement of any purchase of the company's shares on the open market.

Financial Statements

Notice of Annual General Meeting continued

The JSE Listings Requirements require, in terms of section 11.26, the following disclosure requirements, which appear in the annual report of which this notice will be a part:

- Directors and management – refer to pages 4 to 7 of the annual report;

- Major beneficial shareholders – refer to page 196 of the annual financial report;

- Directors' interests in ordinary shares – refer to page 116 of the annual financial report; and

- Share capital of the company – refer to page 112 of the annual financial report.

The directors of the company are not aware of any legal or arbitration proceedings, including proceedings that are pending or threatened, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the Group's financial position, save for the summons received on 21 August 2008, by Gold Fields Operations Limited (formerly known as Western Areas Limited) (WAL), a subsidiary of the company. The summons was received from Randgold & Exploration Company Limited (Randgold) and African Strategic Investments (Holdings) Limited. The summons claims that during the period that WAL was under the control of Mr Brett Kebble, Mr Roger Kebble and others, WAL was allegedly part of a scam whereby JCI Limited unlawfully disposed of shares owned by Randgold in Randgold Resources Limited (Resources) and Afrikander Lease Limited, now Uranium One.

WAL's preliminary assessment is that it has strong defences to these claims and accordingly, WAL's attorneys have been instructed to vigorously defend the claims.

The claims have been computed in various ways. The highest claims have been computed on the basis of the highest prices of Resources and Uranium One between the dates of the alleged thefts and March 2008 (approximately R11 billion). The alternative claims have been computed on the basis of the actual amounts allegedly received by WAL to fund its operations (approximately R519 million).

It should be noted that the claims lie only against WAL, whose only interest is 50% in the South Deep Mine. This alleged liability is historic and relates to a period of time prior to Gold Fields purchasing the company.

The directors jointly and severally accept full responsibility for the accuracy of information pertaining to the special resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the resolution contains all information required by the JSE Listings Requirements.

Other than the facts and developments reported on in the annual report, there have been no material changes in the affairs or financial position of the company and its subsidiaries between the date of signature of the audit report and the date of this notice.

A shareholder entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a shareholder of the company. Proxy forms must reach the registered office, or the London secretaries, or the Johannesburg or London transfer office of the company at least 24 hours before the time of the meeting.

By order of the directors



C Farrel
Corporate Secretary

Johannesburg
8 September 2008

Administration and Corporate Information

Corporate Secretary
Cain Farrel
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za

Registered offices
Johannesburg
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Telephone: (+27)(11) 644 2400
Facsimile: (+27)(11) 644 0626

London
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Telephone: (+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989

American Depositary Receipts
Transfer Agent
Bank of New York Mellon
Shareholder Relations
PO Box 11258
New York, NY20286 – 1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bonymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000028123

Investor Enquiries
Willie Jacobsz
Telephone: (+508) 358 0188
Mobile: (+857) 241 7127
e-mail: wjacobsz@gfexpi.com

Transfer Secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107
Telephone: +27 (11) 370 5000
Facsimile: +27 (11) 370 5271

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England

Telephone: (+44)(20) 8639 3399
Facsimile: (+44)(20 8658 3430

Website
http://www.goldfields.co.za

Financial Statements

Glossary of Terms

ABET
Adult Basic Education and Training

AS/NZ 4801
Australian occupational health and safety management standards

Backfill
Material generally sourced from mine residues and utilised for the filling of mined voids, to ensure long-term stability of excavations and minimise the effects of seismic activity

BEE
Black Economic Empowerment. Black Economic Empowerment seeks to ensure that black persons within South Africa gain a significant degree of control in the economy through the possession of equity stakes and the holding of management positions within an institution

Box hole
A short raise or opening drive above a drift for the purpose of drawing ore from a stope, or to permit access

Blasthole
A drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock

Breast mining
A mining method whereby the direction of mining is in the direction of strike

Bulk mining
Any large-scale, mechanised method of mining involving many thousands of tons of ore being brought to surface each day

BVQI
Bureau Veritas Qualite International is a leading global and independent certification body that audits and certifies whether company systems meet the requirements of ISO standards

Carbon-in-Leach
The recovery process in which gold is leached from gold ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same vessel. The loaded carbon is then separated from the pulp for subsequent gold removal by elution. The process is typically employed where there is a naturally occurring gold adsorbent in the ore

Carbon-in-Pulp
The recovery process in which gold is first leached from gold ore pulp by cyanide and then adsorbed onto activated carbon granules in separate vessels. The loaded carbon is then separated from the pulp for subsequent gold removal by elution

Capital expenditure (or capex)
Specific project or ongoing expenditure for replacement or additional equipment, materials or infrastructure

Channel
Water course, also in this sense sedimentary material course

Collective Bargaining Agreement
Collective Bargaining Agreement means a written agreement concerning terms and conditions of employment or any other matter of mutual interest concluded by a trade union(s) and the company

Co-morbidity
Medical term for diseases that commonly co-exist to increase the risk of morbidity

Comminution
The term used to describe the process by which ore is reduced in size in order to liberate the desired mineral from the gangue material in preparation for further processing

Concentrate
A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore

Conglomerate
Sedimentary rock comprising eroded, rounded particles

Crosscut
A horizontal underground drive developed perpendicular to the strike direction of the stratigraphy

Cut-off-grade
The grade of mineralised rock which determines as to whether or not it is economic to recover its gold content by further concentration

Decline
A surface or sub-surface excavation in the form of a tunnel which is developed from the uppermost point downward

Depletion
An accounting device, recognising the consumption of an ore deposit, a mine's principal asset

Development
Underground work carried out for the purpose of opening up a mineral deposit, includes shaft sinking, cross-cutting, drifting and raising

Diamond drill
A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections

Dilution
Waste which is unavoidably mined with ore

Dip
Angle of inclination of a geological feature/rock from the horizontal

Drill-hole
Method of sampling rock that has not been exposed

Dyke
Thin, tabular, vertical or near vertical body of igneous rock formed by the injection of magma into planar zones of weakness

Elution
The chemical process of desorbing gold from activated carbon

Face
The end of a drift, cross-cut or stope at which work is taking place

Facies
A rock unit defined by its composition, internal geometry and formation environment

Fatality rate
Number of deaths per million man-hours worked

Fault
The surface of a fracture along which movement has occurred

Feasibility study
A comprehensive study undertaken to determine the economic feasibility of a project; the conclusion will determine if a production decision can be made and is used for financing arrangements

Filtration
Process of separating usually valuable solid material from a liquid

Flotation
The process by which the surface chemistry of the desired mineral particles is chemically modified such that they preferentially attach themselves to bubbles and float to the pulp surface in specially designed machines. The gangue or waste minerals are chemically depressed and do not float, thus allowing the valuable minerals to be concentrated and separated from the undesired material

Footwall
The underlying side of an orebody or stope

Gold equivalent
Gold plus other (copper) metal expressed in equivalent ounces of gold using a conversion ratio dependent on prevailing gold and copper prices

Grade
The measure of concentration of gold within mineralised rock

Hanging wall
The overlying side of an orebody or slope

Haulage
A horizontal underground excavation which is used to transport mined ore

Head grade
The average grade of ore fed to a mill/plant

Hedging
Taking a buy or sell position in futures market. Opposite to a position held in the cash/spot market to minimise the risk of financial loss from an adverse price change

Hydrothermal
Process of injection of hot, aqueous, generally mineral-rich solutions into existing rocks or features

ICVCT
Informed Consented Voluntary Counselling and Testing

Indicated Mineral Resource
That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed

Inferred Mineral Resource
That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes which may be limited or of uncertain quality and reliability

ISO 14000
International standards for organisations to implement sound environmental management systems

LDIFR
Lost Day Injury Frequency Rate. Number of lost day injuries expressed in million man hours worked

Lock-up gold
Gold locked as a temporary inventory within a processing plant, or sections thereof, typically milling circuits

Glossary of Terms continued

Measured Mineral Resource

That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes. The locations are spaced closely enough to confirm geological and grade continuity

Milling

A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product

Mine Health and Safety Act (MHSA)

The South African Mine Health and Safety Act, No 29 of 1996

Mineral Resource

A concentration (or occurrence) of material of economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are sub-divided in order of increasing confidence, in respect of geoscientific evidence, into Inferred, Indicated and Measured categories

Mineral Reserve

The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserve

Mineralised

Rock in which minerals have been introduced to the point of a potential ore deposit

Minerals Act

The South African Minerals Act, No 50 of 1999

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs plus capital expenditure and is reported on a per kilogram and per ounce basis.

Normal fault

Fault in which the hanging wall moves downward relative to the footwall

Nugget effect

A measure of the randomness of the grade distribution within a mineralised zone

NUM

National Union of Mine Workers

OHSAS

Management system standards, developed in order to facilitate the integration of quality and occupational health and safety management systems by organisations

Payshoot

Linear to sub-linear zone within a reef for which gold grades or accumulations are predominantly above the cut-off grade

Pillar

Rock left behind to help support the excavations in an underground mine

Probable Mineral Reserve

The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

Project capital

Capital expenditure which is associated with specific projects of a non-routine nature

Proved Mineral Reserve

The economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified

Reef

Gold bearing sedimentary horizon in the Witwatersrand Basin

SADC

Southern African Development Community

SAMREC Code

South African Code for reporting of Mineral Resources and Mineral Reserves

Seismic

Earthquake or earth vibration including those artificially induced

Sequential Grid Mining

Mining method incorporating dip pillars and mined on a grid system

Shaft

An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste

Shear

A deformation resulting from stresses that cause contiguous parts of a body to slide relative to each other in a direction parallel to their plane of contact

SLFR

Shifts lost frequency rate. Number of accidents where 14 days or more off work is lost and expressed in million man-hours worked

Stope

The working area from which ore is extracted in an underground mine

Stripping

The process of removing overburden or waste rock to expose ore

Stripping ratio

The ratio of the amount of waste rock removed per ton of ore mined

Stratigraphy

The science of rock strata

Strike

Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction

Sub-vertical shaft

An opening cut below the surface downwards from an established surface shaft

Surface sources

Ore sources, usually dumps, tailings dams and stockpiles, located at the surface

Tertiary shaft

An opening cut below the surface downwards from an established sub-vertical shaft

The Base Case

The Base Case as established as part of the Financial Models

TEBA

The Employment Bureau of Africa

Trade Union

An association of employees: whose principal purpose is to regulate relations between employees and the company, which has been registered; whose officials have been elected to represent the interests of employees within the workplace; and which is recognised for collective bargaining by the company

Total cash costs

Total cash costs include cost of sales – excluding amortisation and depreciation, rehabilitation costs, general and administration costs, and exploration costs in accordance with the Gold Institute Industry Standard

Vamping

A mining method used to recover higher grade ore left in mined stopes

Financial Statements

Glossary of Terms continued

Abbreviations and units

ABET	Adult Basic Education and Training
ADS	American Depository Shares
AIDS	Acquired Immune Deficiency Syndrome
ARC	Assessment & Rehabilitation Centres
ART	Antiretroviral therapy
CBO	Community based organisation
CIL	Carbon-in-leach
CIP	Carbon-in-pulp
CIS	Carbon-in solution
DCF	Discounted Cash Flow
ETF	Exchange traded fund
GFHS	Gold Fields Health Service
GFLC	Gold Fields La Cima
GRI	Global Reporting Initiative
HBC	Home Based Care
HDSA	Historically disadvantaged South Africans
HIV	Human Immunodeficiency Virus
LoM plan	Life-of-Mine plan
LTIFR	Lost Time Injury Frequency Rate, quoted in million man-hours
NGO	Non-governmental organisation
NUM	National Union of Mineworkers
NYSE	New York Stock Exchange
MCF	Mine Call Factor
OHC	Occupational Health Centre
OT	Occupational Therapy
PHC	Primary Health Clinic
PPI	Purchase Price Index
SAMREC	South African code for Reporting of Mineral Resources and Mineral Reserves

SEC	United States Securities Exchange Commission
STI	Sexually Transmitted Infection
TB	Tuberculosis
TEC	Total Employees Costed
UASA	United Association of South Africa (a labour organisation)
VCT	Voluntary Counselling & Testing (for HIV)
cm	centimetre
g	grams
g/t	grams per metric ton – gold concentration
Ha	a hectare
kg	a kilogram
km	a kilometre
koz	a thousand ounces
kt	a thousand metric tons
ktpa	a thousand metric tons per annum
ktpm	a thousand tons per month
m^2	a square metre
Moz	a million ounces
oz	a fine troy ounce equalling 31.10348 grams
t	a metric ton
US$	United States dollar
US$m	million United States dollar
US$/oz	United States dollar per ounce
R	South African rand
R/kg	South African rand per kilogram
Rm	million South African rand
R/t	South African rand per metric ton

Proxy Form



Gold Fields Limited (Registration No 1968/004880/06)
Share Code: GFI
Issuer Code: GOGOF
ISIN: ZAE000018123

I/we (Name in block letters)

of (Address in block letters)

being a shareholder(s) of Gold Fields Limited

hereby appoint   of

or, failing him/her   of

or, failing him/her, the chairman of the meeting as my/our proxy to attend, speak and, on a poll vote on my/our behalf at the annual general meeting of shareholders of Gold Fields Limited to be held on Wednesday, 12 November 2008 at 10:00, and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting:

	For	Against	Abstain
Ordinary resolution number 1 Adoption of financial statements			
Ordinary resolution number 2 Re-election of Mr DN Murray as a director			
Ordinary resolution number 3 Re-election of Mr CI von Christierson as a director			
Ordinary resolution number 4 Re-election of Mrs GM Wilson as a director			
Ordinary resolution number 5 Re-election of Mr AJ Wright as a director			
Ordinary resolution number 6 Placement of ordinary shares under the control of the directors			
Ordinary resolution number 7 Placement of non-convertible redeemable preference shares under the control of the directors			
Ordinary resolution number 8 Issuing equity securities for cash			
Ordinary resolution number 9 Award of rights to non-executive directors under The Gold Fields Limited 2005 Non-executive Share Plan			
Ordinary resolution number 10 Increase of non-executive directors' fees			
Special resolution number 1 Acquisition of company's own shares			

A shareholder entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.

Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

Please indicate with an "X" in the appropriate spaces above how you wish your votes to be cast.

If you return this form duly signed without any specific directions, the proxy will vote or abstain at his/her discretion.

Signed at   on   2008

Name in block letters

Signature

Assisted by me (where applicable)

This proxy form is not for use by holder of American Depositary Receipts issued by the Bank of New York Mellon

Financial Statements

Notes to Form of Proxy

1. A form of proxy is only to be completed by those shareholders:
    - holding shares in certified form; or
    - recorded on sub-register electronic form in "own name".

2. All other beneficial owners who have dematerialised their shares through a Central Securities Depository Participant (CSDP) or broker and wish to attend the annual general meeting, must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.

3. A signatory/ies to the Proxy Form may insert the name of a proxy or the name of an alternative proxy in the blank spaces provided with or without deleting "the chairman of the meeting", but any such deletion must be initialled by the signatory/ies. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person at the meeting whose name appears first on the list of names above, shall be the validly appointed proxy for the shareholder at the meeting.

4. A shareholder's instructions to the proxy must be indicated in the appropriate blocks provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy or to cast all those votes in the same way, but the total of that shareholder's votes cast and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the meeting as such proxy deems fit in respect of all that shareholder's votes exercisable at that meeting.

5. Any alteration or correction made to this Proxy Form must be initialled by the signatory/ies.

6. Documentary evidence establishing the authority of a person signing this Proxy Form in a responsible capacity must be attached to this Proxy Form unless previously recorded by the company.

7. When there are joint holders of shares, any one holder may sign the Proxy Form.

8. Where applicable spouses consent must be obtained.

9. The completion and lodging of this Proxy Form will not preclude the shareholder who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.

10. Completed Proxy Forms should be returned to the registered offices in Johannesburg or in London or one of the transfer offices of the company at either of the addresses given below by no later than 10:00 local time (in the country concerned) on Monday, 10 November 2008.

Transfer offices

South Africa
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370-5000
Fax: (+27)(11) 370-5271

United Kingdom

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: +44 20 8639 3399
Fax: +44 20 8658 3430





www.goldfields.co.za

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 29 September 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs